Exhibit 99(a)

The First American Corporation

1 First American Way

Santa Ana, California, 92707-5913

Tel: (800) 854-3643 Fax: (714) 250-3325

[—], 2010

Dear Fellow Shareholder:

I am pleased to inform you that the board of directors of The First American Corporation (“First American”) has approved the distribution of all of the shares of common stock of First American Financial Corporation (“FinCo”) to the shareholders of First American.

As a result of the distribution, First American’s shareholders will own all of the outstanding shares of FinCo and will continue to own all of the shares of First American. First American following the distribution, which we refer to as the “Information Company” or “InfoCo”, will continue to operate the information solutions businesses of First American. The Information Company will change its name to CoreLogic, Inc. and will change the symbol under which its common shares are listed on the New York Stock Exchange from “FAF” to “CLGX.” FinCo will adopt First American’s stock symbol after the distribution and have its common stock listed on the New York Stock Exchange under the symbol “FAF.”

Following the distribution, FinCo will own and operate First American’s financial services businesses, which consist primarily of First American’s current title insurance and services segment and its specialty insurance segment. The Information Company will own and operate First American’s information solutions businesses, which consist primarily of First American’s information and outsourcing solutions, data and analytic solutions and loss mitigation and business solutions segments.

The distribution of shares of common stock of FinCo will occur on [—], 2010, by way of a pro rata dividend to First American’s shareholders. Each First American shareholder will be entitled to receive one share of FinCo common stock for each common share of First American held by such shareholder at the close of business on [—], the record date for the distribution. The dividend will be issued in book-entry form only, which means that no physical share certificates will be issued. Cash will be issued in lieu of any fractional shares of common stock of FinCo you would have otherwise received.

Our board of directors believes that creating independent, focused companies will ultimately create value for our shareholders because it is the most effective way to manage our businesses. It should also facilitate investor understanding of our businesses.

Shareholder approval of the distribution is not required, nor are you required to take any action to receive your shares of FinCo common stock. Following the distribution, you will own common stock in both FinCo and the Information Company. The enclosed information statement, which is being mailed to all First American shareholders, describes the distribution of FinCo common stock in detail and contains other important information about FinCo. We urge you to read the information statement carefully.

I want to thank you, at this exciting time, for your support of First American and for your continued support of First American Financial Corporation and CoreLogic.

Yours sincerely,

/s/ PARKER S. KENNEDY
Parker S. Kennedy
Chairman and Chief Executive Officer
The First American Corporation

[—], 2010

Dear First American Financial Corporation Stockholder:

It is our pleasure to welcome you as a stockholder of our new company, First American Financial Corporation. We expect to adopt First American’s stock symbol after the distribution and have our common stock listed on the New York Stock Exchange under the symbol “FAF.”

Following First American’s distribution of shares of our common stock to you, First American Financial will be an independent, publicly traded company. This independence enhances our ability to focus on the objectives and strategic needs of our businesses and enables our stockholders to better understand our company. It also facilitates our efforts to more closely align the interests of our employees with the interests of our stockholders by enabling us to offer our employees incentive opportunities more directly linked to the performance of the financial services businesses. In pursuing this effort we have a single goal—creating long-term value for our stockholders.

We invite you to learn more about our company and the distribution by reviewing the enclosed information statement.

First American Financial inherits the rich and successful history of First American’s financial services businesses. We look forward to this new chapter and thank you for your support.

Very truly yours,

/s/ DENNIS J. GILMORE
Dennis J. Gilmore
Chief Executive Officer
First American Financial Corporation

INFORMATION STATEMENT

COMMON STOCK

(par value $0.00001 per share)

On January 15, 2008, First American announced that its board of directors had approved a plan to separate First American into two independent, publicly traded companies: one, First American Financial Corporation or “FinCo” will be comprised of First American’s financial services businesses and the other, the remaining “Information Company” or “InfoCo” will be comprised of its information solutions businesses. First American intends to accomplish this separation through the distribution to its shareholders of all shares of FinCo common stock. The Information Company will change its name to CoreLogic, Inc. following the distribution and also change the symbol under which its common shares are listed on the New York Stock Exchange from “FAF” to “CLGX.” We anticipate that the distribution will be tax-free for U.S. federal income tax purposes.

On [—], the distribution date, each First American shareholder will receive one share of FinCo common stock for each common share of First American held at the close of business on [—], the record date for the distribution, and First American will cease to own any shares of FinCo common stock. Accordingly, immediately following the distribution, First American shareholders will own 100 percent of the outstanding common stock of FinCo. You will not be required to make any payment or surrender or exchange your First American common shares to receive your shares of our common stock. In addition, no shareholder vote is required for the separation to occur. First American is not asking you for a proxy.

We are sending you this information statement to describe the effects of FinCo’s separation from InfoCo. We expect the distribution to occur on [—]. Effective as of that date, our transfer agent will distribute shares of our common stock to each eligible holder of First American common shares by crediting book-entry accounts with that holder’s proportionate number of whole shares of common stock. Eligible holders will receive a cash payment in lieu of any fractional interest in our common stock.

Prior to the effective date and in connection with the separation, First American will issue to FinCo and our principal title insurance subsidiary a number of shares that will result collectively in FinCo and such subsidiary owning approximately $250 million of InfoCo’s issued and outstanding common shares following the distribution. We expect to dispose of these shares within five years following the separation.

The trading market for FinCo’s common stock has not yet been established. We expect, however, that a limited market for its common stock, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution. FinCo will adopt First American’s stock symbol after the separation and have its common stock listed on the NYSE under the symbol “FAF.”

As you review this information statement, you should carefully consider the matters described in the “Risk Factors” section.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this information statement is [—].

i

INTRODUCTION

On January 15, 2008, First American announced that its board of directors had approved a plan to separate First American into two independent, publicly traded companies: one comprised of First American’s financial services businesses and one comprised of its information solutions businesses. The separation will occur through the distribution to First American shareholders of all of the common stock of First American Financial Corporation, which we refer to as FinCo, the subsidiary of First American that holds or will hold, through its respective subsidiaries, the assets and liabilities of the financial services businesses.

On [—], the distribution date, each First American shareholder will receive one share of FinCo common stock for each common share of First American held at the close of business on the record date and First American will cease to own any shares of FinCo common stock. Immediately following the distribution, First American’s shareholders will own 100 percent of the outstanding common stock of InfoCo and FinCo. You will not be required to make any payment or surrender or exchange your First American common shares to receive your shares of FinCo common stock. Eligible holders will receive a cash payment in lieu of any fractional interest in our common stock.

After the separation, if you have questions relating to the separation or your FinCo shares, you can contact us directly. Our contact information is:

First American Financial Corporation

Investor Relations

1 First American Way

Santa Ana, California 92707

Telephone: (714) 250-5214

Facsimile: (714) 250-3304

www.firstam.com

After the separation, you can also contact the Information Company with any questions. The Information Company’s contact information will be:

CoreLogic, Inc.

Investor Relations

4 First American Way

Santa Ana, California 92707

Telephone: (703) 610-5410

Facsimile: (703) 610-5040

www.corelogic.com

ii

SUMMARY

This summary highlights information contained in this information statement relating to FinCo and the FinCo common stock being distributed to the First American shareholders. You should read the entire information statement, including the risk factors, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” historical combined financial statements, unaudited pro forma condensed combined financial statements and the respective notes to those historical and pro forma financial statements.

Except as otherwise indicated or unless the context otherwise requires, “FinCo” refers to First American Financial Corporation following the distribution; “we,” “us” and “our” refer to FinCo and its subsidiaries for periods of time following the distribution and refer to the businesses that are expected to be part of FinCo and its subsidiaries for periods of time prior to the distribution; “First American” refers to The First American Corporation prior to the distribution and “Information Company” and “InfoCo” refer to The First American Corporation following the distribution, which will then be named CoreLogic, Inc. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of the separation.

The historical combined financial statements for FinCo have been prepared on a “carve-out” basis to reflect the operations, financial condition and cash flows specifically allocable to us during all periods shown. The unaudited pro forma condensed combined financial statements adjust the historical combined financial statements to give effect to our separation from First American, the anticipated post-separation capital structure and other adjustments directly attributable to the distribution.

The Company

Our businesses consist primarily of First American’s title insurance and services segment and its specialty insurance segment. Accordingly, as an independent, publicly traded company, FinCo will consist of the following reportable segments and a corporate function:

•

Our title insurance and services segment provides title insurance, escrow or closing services and related financial services in connection with residential and commercial real estate transactions. It also maintains, manages and provides access to automated title plant records and images and provides thrift, trust and investment advisory services.

•	Our specialty insurance segment provides property and casualty insurance, including homeowners insurance, and also provides home warranty policies.

Financial information regarding each of these business segments is included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Financial Statements” sections of this information statement.

Title Insurance and Services Segment

Our title insurance and services segment issues title insurance policies on residential and commercial property in the United States and offers similar products and services internationally. This segment also provides escrow and closing services, accommodates tax-deferred exchanges of real estate, maintains, manages and provides access to automated title plant records and images and provides investment advisory, trust, lending and deposit services.

We conduct our title insurance business through a network of direct operations and agents. Through this network, we issue policies in the 49 states that permit the issuance of title insurance policies and the District of Columbia. We also offer title insurance and similar products, as well as related services, either directly or through joint ventures in foreign countries, including Canada, the United Kingdom and various other established and emerging markets.

Specialty Insurance

Property and Casualty Insurance. Our property and casualty insurance business provides insurance coverage to residential homeowners and renters for liability losses and typical hazards such as fire, theft, vandalism and other types of property damage. We are licensed to issue policies in all 50 states and actively issues policies in 43 states. In our largest market, California, we also offer preferred risk auto insurance to better compete with other carriers offering bundled home and auto insurance.

Home Warranties. Our home warranty business provides residential service contracts that cover residential systems and appliances against failures that occur as the result of normal usage during the coverage period. This business currently operates in 34 states and the District of Columbia.

Strengths

Financial Strength. Our principal title insurance underwriter, First American Title Insurance Company, maintained approximately $802.3 million of statutory surplus capital as of December 31, 2009. In addition, at the time of the distribution, relative to our title industry peers, we expect to have a low debt-to-capital ratio, a sound investment portfolio and strong financial strength ratings. This financial strength benefits our policyholders. We believe it also improves our ability to market our products, particularly in connection with commercial and international transactions as well as domestic transactions involving lenders with a national presence or other parties that are focused on counter-party credit risk.

Brand Recognition. We have been a leader in the title industry for more than a century. Customers, including consumers, independent escrow or closing services companies, real estate agents and brokers, developers, mortgage brokers, mortgage bankers, financial institutions and attorneys, associate the “First American” brand with stability and customer service. We believe that this strong brand awareness in the real estate community enhances the demand for our products and services.

Diversified Geographic, Distribution and Product Mix. We conduct business in all 50 states as well as various countries including Canada, the United Kingdom and others. We also market various title and related products through several channels. The ability to generate revenues across a diversified mix of geographies, with a variety of products and through multiple distribution channels enables us to benefit from opportunities as they arise. At the same time, this diversity potentially mitigates the effects of negative trends that may occur in a given geography or product line.

Long-term Customer Relationships. We have many long-term relationships with both national and local customers. In some cases we have been providing our products and services to particular lenders, real estate agents, brokers and attorneys for decades. The loyalty of many of our customers provides a recurring level of transaction activity.

Strong Market Position. According to American Land Title Association data, we maintained approximately 27.3 percent of the domestic title insurance market as of December 31, 2009. This strong market position enables us to achieve economies of scale and to leverage efficiently our technology and global resources.

Technology. We have developed an integrated proprietary technology application to facilitate uniformity across our direct title operations and our escrow and closing services in the United States. This technology permits us to share information and coordinate efforts at all levels of the title production and closing process. A common approach across technology applications is also being developed to standardize other functions such as agency administration, title claims management, procurement and various corporate functions. We believe this uniform approach increases our efficiency and permits us to better serve our customers.

Global Resources. Over the last decade we believe that we have been both an industry and a marketplace leader in global production. We currently utilize these global resources in the performance of various functions that support our businesses, including many aspects of title production. Performing these functions globally significantly decreases our labor costs, allows for enhanced leveraging of our integrated technology applications, and improves customer responsiveness by permitting on-shore and off-shore personnel to work together, in many instances, over a 24-hour cycle. The majority of individuals supporting our off-shore efforts are employed either by us or by entities in which we have an ownership interest. Even where we do not maintain an ownership interest, our off-shore service providers generally have a workforce dedicated to our business. This enables us to control quality, ensure security and effectively manage costs. We have maintained long-term relationships with most of these service providers, although the agreements are generally terminable by either party upon 90 to 180 days’ prior notice. We maintain relationships with service providers in varying geographies to provide for continuity in the event of any temporary or permanent loss of capacity in any given location. We believe that our extensive global experience and dedicated resources give us a competitive advantage over industry participants that do not have, or are now attempting to develop, similar capabilities.

Management Expertise. Our chief executive officer, Dennis J. Gilmore, who has over twenty years of experience in the settlement services industry, leads a team of innovative, experienced operators throughout our businesses. These operators include the five leaders of our title company’s domestic and international operations, who have a combined 128 years of experience in the industry. In addition to leading our businesses through the ongoing centralization and cost restructuring efforts, Mr. Gilmore led the expansion over the last ten years of First American’s network of global resources. Our executive chairman, Parker S. Kennedy, has over thirty years of experience in the title insurance industry. During this time he has developed and maintained loyal relationships with customers, employees and other industry participants that continue to benefit our company.

Strategy

Increase Operating Margins. We believe that consistent application of the following principles will enhance our earnings:

•	Simplification of processes, functions and structures wherever feasible;

•	Standardization of these processes and functions across our businesses;

•	Centralization of administrative functions where economies of scale can be achieved and expertise can be developed more readily at fewer locations;

•	Leveraging uniform technology applications and global resources to lower costs and improve efficiency; and

•	Focusing on our customers and on developing our strengths as a leader in the settlement services industry, avoiding the distractions of unrelated businesses.

Centralize Administrative Activities. We intend to continue to centralize capital management, claims handling, technology initiatives, agency administration and most corporate services, while maintaining a customer-focused localized approach to customer-facing functions and other areas where local knowledge is essential to our effectiveness.

Employ Enterprise-wide Technology Platforms. As a complement to the uniform technology application we currently utilize for our domestic operations, we intend to continue consolidating disparate administrative technology applications into uniform major technology platforms. The operation of enterprise-wide technology platforms generally reduces technology spending and also enhances our ability to report, receive and analyze information on a company-wide basis. We also intend to continue to integrate on-shore and off-shore resources through the continued development and deployment of uniform technology platforms to facilitate the global sharing of data and work-product.

Leverage Global Resources. We maintain a significant global workforce dedicated to our business. These resources have enabled us to operate more efficiently, control costs and improve customer responsiveness. As we simplify and standardize processes and functions, we intend to continue to identify those that can be performed more efficiently and effectively through the utilization of these global resources.

Strengthen Customer Relationships Through Superior Service. Throughout our history, we have developed strong relationships with our customers, including many of the large financial institutions in the United States and abroad. We intend to strengthen these important relationships and develop similar relationships with new customers through continuous improvement and by providing superior service.

React Quickly to Changing Market Conditions. The real estate and mortgage markets are cyclical and seasonal. We intend to maintain the flexibility necessary to react quickly to market downturns and to maintain a disciplined approach as market conditions improve.

Focus on Specialized Distribution Channels. We intend to focus on obtaining growth through specialized distribution channels, such as commercial, default, homebuilder and centralized lender channels. Historically business obtained through these channels has been more profitable than other title business due in part to lower facilities and administrative expenses.

Continue to Grow International Operations. Over the past 20 years we believe we have led the industry in expanding our product offerings to other nations, in some cases establishing a market in countries where no market had previously existed. We see opportunities for growth in established foreign markets such as Canada and the United Kingdom as well as emerging markets that either are introducing Western style mortgage systems or have demonstrated a need for greater efficiency in the real estate settlement process. We believe we are ideally situated to seize these opportunities because of our expertise in the industry, financial strength, existing international licenses and meaningful relationships around the world. We intend to take a disciplined, long-term approach to our international expansion.

Risk Factors

We face risks in connection with our specific businesses and the general conditions and trends of the industry in which we operate, including the following:

•	Conditions in the real estate market generally impact the demand for a substantial portion of FinCo’s products and services

•	Unfavorable economic conditions may have a material adverse effect on FinCo

•	Unfavorable economic or other conditions could cause FinCo to write off a portion of its goodwill and other intangible assets

•

A downgrade by ratings agencies, reductions in statutory surplus maintained by our title insurance underwriters or a deterioration in other measures of financial strength may negatively affect FinCo’s results of operations and competitive position

•	Failures at financial institutions at which we deposit funds could adversely affect FinCo

•	Changes in government regulation could prohibit or limit FinCo’s operations or make it more burdensome to conduct such operations

•	Scrutiny of our businesses and the industries in which we operate by governmental entities and others could adversely affect FinCo’s operations and financial condition

•	FinCo may find it difficult to acquire necessary data

•	Regulation of title insurance rates could adversely affect FinCo’s results of operations

•

As a holding company, FinCo will depend on distributions from its subsidiaries, and if distributions from its subsidiaries are materially impaired, its ability to declare and pay dividends may be adversely affected; in addition, insurance and other regulations may limit the amount of dividends, loans and advances available from its insurance subsidiaries

•

After the separation, FinCo will be responsible for First American’s pension plan, which is currently underfunded, and pension expenses and funding obligations could increase significantly as a result of the weak performance of financial markets and its effect on plan assets

•

Weakness in the commercial real estate market or an increase in the amount or severity of claims in connection with commercial real estate transactions could adversely affect FinCo’s results of operations

•	Actual claims experience could materially vary from the expected claims experience reflected in FinCo’s reserve for incurred but not reported title claims

•	Systems interruptions and intrusions may impair the delivery of FinCo’s products and services

•	FinCo may not be able to realize the benefits of its offshore strategy

•	Product migration may result in decreased revenue

•	Increases in the size of FinCo’s customers enhance their negotiating position vis-à-vis FinCo and may decrease their need for the services offered by FinCo

•

Certain provisions of FinCo’s bylaws and certificate of incorporation may reduce the likelihood of any unsolicited acquisition proposal or potential change of control that FinCo’s stockholders might consider favorable

•	FinCo’s investment portfolio is subject to certain risks and could experience losses

We also will face risks in connection with our separation from First American, including the following:

•

FinCo’s historical and pro forma combined financial statements are not necessarily representative of the results FinCo would have achieved as an independent, publicly traded company and may not be a reliable indicator of future results

•	The separation transaction could give rise to liabilities, increased competition or other unfavorable effects that may not have otherwise arisen

•	FinCo will be responsible for a portion of First American’s contingent and other corporate liabilities, primarily those relating to stockholder litigation

•	FinCo will share responsibility for certain of its and InfoCo’s income tax liabilities for tax periods prior to and including the distribution date

•	The ownership by FinCo’s executive officers and directors of equity interests of InfoCo may create, or may create the appearance of, conflicts of interest

•

If the distribution or certain internal transactions undertaken in anticipation of the separation are determined to be taxable for U.S. federal income tax purposes, FinCo, its stockholders that are subject to U.S. federal income tax and InfoCo will incur significant U.S. federal income tax liabilities

•	As an independent, publicly traded company, FinCo may not enjoy the same benefits that it did as a part of First American

•	FinCo may desire to satisfy its cash requirements with the proceeds from the sale of InfoCo shares which may be illiquid or decrease in value

•

FinCo might not be able to engage in desirable strategic transactions and equity issuances following the separation because of restrictions relating to U.S. federal income tax requirements for tax-free distributions

These and other risks are discussed in the section entitled “Risk Factors” in this information statement.

Summary Historical Condensed Combined Financial Data

The summary historical condensed combined financial data for First American Financial Corporation (“FinCo”) for the five-year period ended December 31, 2009 have been derived from the combined financial statements of FinCo. The summary historical condensed combined financial data should be read in conjunction with the Combined Financial Statements and notes thereto and Management’s Discussion and Analysis included elsewhere in this information statement.

Our summary historical condensed combined financial data may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, including changes that will occur in our operations and capitalization as a result of our separation from First American.

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands)
Revenues:
Operating revenues	$3,938,616	$4,284,800	$5,884,502	$6,459,310	$6,301,272
Investment and other income	133,439	173,748	269,488	226,871	163,624
Net realized investment losses (gains) and OTTI losses recognized in earnings	(25,221)	(90,823)	(77,858)	(594)	974

	4,046,834	4,367,725	6,076,132	6,685,587	6,465,870

Expenses:
Selling, general and administrative expenses	3,842,489	4,483,640	6,284,965	6,313,994	5,841,903

Income (loss) before income taxes	204,345	(115,915)	(208,833)	371,593	623,967
Income tax expense (benefit)	70,068	(43,433)	(86,387)	157,901	221,752

Net income (loss)	134,277	(72,482)	(122,446)	213,692	402,215
Less: Net income attributable to noncontrolling interests	11,888	11,523	20,537	23,875	27,471

Net income (loss) attributable to FinCo	$122,389	$(84,005)	$(142,983)	$189,817	$374,744

Total assets	$5,530,281	$5,720,757	$5,354,531	$5,658,505	$5,270,320
Notes and contracts payable	$119,313	$153,969	$306,582	$372,338	$360,437
Allocated portion of First American debt (Note A)	$140,000	$140,000	$—	$—	$—
Invested equity (Note B)	$2,019,800	$1,891,841	$1,930,774	$2,564,369	$2,549,170

Note A—We were allocated $140.0 million from First American’s line of credit in June and July 2008 as this amount directly relates to our operations. First American drew on its line of credit and transferred the cash to our subsidiary in 2008 to fund our subsidiary’s statutory capital and surplus.

Note B—Invested equity refers to the combined net assets of FinCo which reflects First American’s combined investment in FinCo and excludes noncontrolling interests.

The Separation

The following is a brief summary of the terms of the separation.

Distributing company	The First American Corporation, which we refer to as “First American” prior to the separation and the “Information Company” or “InfoCo” after the separation.

Separated company	First American Financial Corporation, a Delaware corporation which we refer to as “FinCo” and, prior to the separation, a wholly owned subsidiary of First American.

Primary purpose of the separation	First American’s board of directors believes that creating independent, focused companies will ultimately create value for its shareholders because it is the most effective way to manage its businesses. First American’s board of directors also believes that the separation will facilitate investor understanding of its businesses which should result in an enhanced realization of the value of those businesses. First American will be separated into two independent, publicly traded companies. FinCo will hold the financial services businesses and InfoCo will hold the information solutions businesses.

Conditions to the distribution	The distribution is subject to the satisfaction or, if permissible under the Separation and Distribution Agreement, waiver by First American of certain conditions, including, among other things:

•	the Securities and Exchange Commission shall have declared effective FinCo’s Registration Statement on Form 10, and no stop order shall be in effect;

•

First American shall have received a private letter ruling from the Internal Revenue Service, which we refer to as the IRS Ruling, substantially to the effect that the distribution will qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code;

•

First American shall have received the opinion of Deloitte Tax LLP, in form and substance reasonably satisfactory to First American, regarding the qualification of the distribution as a tax-free transaction for federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, confirming the tax-free status of the distribution for U.S. federal income tax purposes to the extent that such qualification is not addressed by the IRS Ruling, which opinion shall not have been withdrawn or modified;

•	First American and FinCo shall have received all necessary approvals from applicable insurance, banking and other regulators of FinCo’s businesses;

•

FinCo shall have entered into a new senior secured credit facility with available borrowing capacity of approximately $400 million, of which $200 million is expected to be drawn and transferred to InfoCo in connection with the separation;

•

First American shall have issued to FinCo and our principal title insurance subsidiary a number of shares that will result collectively in FinCo and such subsidiary owning approximately $250 million of InfoCo’s issued and outstanding common shares following the distribution as described below under “Ownership of InfoCo shares following the separation”;

•

FinCo shall have transferred a total of $143 million, $43 million of which was transferred on December 31, 2009, in cash to First American and its joint venture partner in connection with the anticipated purchase of the noncontrolling interest in one of First American’s joint ventures;

•	the listing of FinCo’s common stock on the NYSE shall have been approved, subject to official notice of issuance;

•	all permits, registrations and consents required under the securities or blue sky laws in connection with the distribution shall have been received;

•

the First American board of directors shall have received an opinion from Duff & Phelps LLC (“Duff & Phelps”), in form and substance satisfactory to the board of directors, regarding InfoCo’s solvency and adequacy of capital immediately after the distribution and an opinion of Gibson, Dunn & Crutcher LLP that, upon the distribution, the shares of FinCo common stock will be validly issued, fully paid and non-assessable; and

•

no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto shall be in effect.

The fulfillment of the foregoing conditions will not create any obligation on First American’s part to effect the distribution. First American has the right not to complete the distribution if, at any time, First American’s board of directors determines, in its sole discretion, that the distribution is not in the best interests of First American or its shareholders or that market conditions are such that it is not advisable to proceed with the transaction.

Incurrence of debt	In connection with the separation, FinCo has entered into a new senior secured credit facility with available borrowing capacity of approximately $400 million, of which $200 million is expected to be drawn and transferred to InfoCo in connection with the separation. For additional information about our financing arrangements, see “Description of Material Indebtedness.”

Securities to be distributed

First American will own 100 percent of our common stock outstanding immediately prior to the distribution. After the distribution and related transactions, we expect to have approximately 104 million shares of our common stock outstanding, based on the approximately 104 million common shares of First American outstanding on May 10, 2010, and applying the distribution ratio of one share of common stock of FinCo for each First American common share. The number of shares of common stock that First American will distribute to its shareholders will be reduced to the extent that cash will be issued in lieu of fractional shares.

Distribution ratio	Each holder of First American common shares will receive one share of FinCo common stock for each common share of First American held on [—], the record date for the distribution. Cash will be distributed in lieu of any fractional shares of FinCo common stock.

Record date	The record date for the distribution is the close of business on [—].

Distribution date	The distribution date is [—], 2010.

Trading market and symbol	We expect to receive authorization to adopt First American’s current stock symbol after the distribution and have our common stock listed on the NYSE under the symbol “FAF.” We anticipate that, on or prior to the record date for the distribution, trading of our common stock will begin on a “when-issued” basis and will continue up to and including the distribution date. See “The Separation—Trading Between the Record Date and Distribution Date.”

Tax consequences	First American expects to receive a private letter ruling from the Internal Revenue Service substantially to the effect that the distribution will qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. In addition to obtaining the IRS Ruling, First American expects to obtain an opinion from Deloitte Tax LLP regarding certain aspects of the transaction that are not covered by the IRS Ruling. Assuming that the distribution qualifies as a tax-free transaction for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, for U.S. federal income tax purposes no gain or loss will be recognized by a stockholder that is subject to U.S. federal income tax, and no amount will be included in the income of such stockholder upon the receipt of our common stock pursuant to the distribution, except with respect to any cash received by such stockholder in lieu of a fractional share of FinCo stock. In addition, InfoCo will not be required to recognize gain, if any, in the stock of InfoCo as of the date of the distribution. See “Risk Factors—Risks Relating to Separating from First American—If the distribution or certain internal transactions undertaken in anticipation of the separation are determined to be taxable for U.S. federal income tax purposes, we, our stockholders that are subject to U.S. federal income tax and InfoCo could incur significant U.S. federal income tax liabilities” and “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution.”

Each stockholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the distribution to that stockholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Risk factors	We face both general and specific risks and uncertainties relating to our business, our relationship with First American and InfoCo and our being an independent, publicly traded company. We also are subject to risks relating to the separation. You should read carefully “Risk Factors,” beginning on page 11 of this information statement.

No fractional shares	First American will not distribute any fractional common shares of FinCo. Instead, an independent agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder who otherwise would have been entitled to receive a fractional share in the distribution. Recipients of cash in lieu of fractional shares will not be entitled to any interest on payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders that are subject to U.S. federal income tax as described in “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution.” Since the distribution ratio is one-for-one, meaning that one full FinCo share will be distributed for each First American share held as of the record date, only shareholders that own a fractional First American share will receive cash in lieu of a fractional FinCo share.

Relationship with InfoCo after the separation	We will enter into a Separation and Distribution Agreement and other agreements to effect the separation and provide a framework for our relationships with InfoCo after the distribution. These agreements will govern the relationships between InfoCo and FinCo subsequent to the completion of the separation and provide for the allocation to us of certain of InfoCo’s assets, liabilities and obligations. For a discussion of these arrangements, see “Relationship with InfoCo.” We also will be a party to certain agreements evidencing commercial relationships with InfoCo. Many of these commercial relationships were in existence prior to the contemplation of the separation.

Ownership of InfoCo shares following the separation	Prior to the distribution date and in connection with the separation, First American will issue to FinCo and our principal title insurance subsidiary a number of shares that will result collectively in FinCo and such subsidiary owning approximately $250 million of InfoCo’s issued and outstanding common shares following the distribution. We will not be able to vote these shares. Rather, we anticipate entering into a voting agreement pursuant to which the shares will be voted. We expect to dispose of these shares within five years following the separation. For a discussion of the issuance, see “Relationship with InfoCo—Ownership of InfoCo Shares.”

Right of first refusal to purchase InfoCo databases

The Separation and Distribution Agreement gives FinCo the right to purchase the equity or the assets of the entity or entities directly or indirectly owning the real property databases currently owned by First

American CoreLogic, Inc., upon the occurrence of certain triggering events. Each triggering event involves the direct or indirect purchase of the databases by a title insurance underwriter (or its affiliate) or an entity licensed as a title insurance underwriter, including a transaction where a title insurance underwriter (or its affiliate) acquires control over InfoCo. The purchase price, which would be paid in cash, is determined either by an appraisal or by reference to the purchase price offered by the title insurance underwriter. This purchase right expires ten years after the separation. For a discussion of this right, see “Relationship with InfoCo—Separation and Distribution Agreement—Right of First Refusal.”

Dividend policy	Following the distribution, we expect that we initially will pay approximately $25 million per year in dividends to holders of our common stock. As a holding company, we will depend on distributions from our subsidiaries to declare and pay dividends, and insurance and other regulations may limit the amount of dividends, loans and advances available from our insurance subsidiaries. The timing, declaration and payment of future dividends to holders of our common stock falls within the discretion of our board of directors and will depend upon many factors, including the statutory requirements of Delaware law, our financial condition and earnings, the capital requirements of our businesses, industry practice and any other factors the board of directors deems relevant from time to time. Our credit agreement also contains provisions limiting our ability to pay dividends.

RISK FACTORS

You should carefully consider each of the following risks, which we believe are the principal risks that FinCo is expected to face when it becomes an independent publicly traded company, including risks we currently face, risks anticipated to arise as a result of the separation from First American and risks related principally to the securities markets and ownership of FinCo common stock. Our business also may be adversely affected by risks and uncertainties not known or risks that are currently not considered to be material.

Should any of the following risks and uncertainties develop into actual events, our business, financial condition, results of operations, cash flows and liquidity position could be materially and adversely affected, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to FinCo’s Business

We expect to face the following risks in connection with our businesses and the general conditions and trends of the industries in which FinCo will operate.

Conditions in the real estate market generally impact the demand for a substantial portion of FinCo’s products and services

Demand for a substantial portion of our products and services generally decreases as the number of real estate transactions in which our products and services are purchased decreases. The number of real estate transactions in which our products and services are purchased decreases in the following situations:

•	when mortgage interest rates are high or rising;

•	when the availability of credit, including commercial and residential mortgage funding, is limited; and

•	when real estate values are declining.

Unfavorable economic conditions may have a material adverse effect on FinCo

Uncertainty and negative trends in general economic conditions in the United States and abroad, including significant tightening of credit markets and a general decline in the value of real property, historically have created a difficult operating environment for our businesses and other companies in our industries. In addition, we hold investments in entities, such as title agencies, settlement service providers and property and casualty insurance companies, and instruments, such as mortgage backed securities, which may be negatively impacted by these conditions. We also own a federal savings bank into which we deposit some of our own funds and some funds held in trust for third parties. This bank invests those funds and any realized losses incurred will be reflected in our combined results. The likelihood of such losses, which generally would not occur if we were to deposit these funds in an unaffiliated entity, increases when economic conditions are unfavorable. Depending upon the ultimate severity and duration of any economic downturn, the resulting effects on FinCo could be materially adverse, including a significant reduction in revenues, earnings and cash flows, challenges to FinCo’s ability to satisfy covenants or otherwise meet its obligations under debt facilities, difficulties in obtaining access to capital, challenges to FinCo’s ability to pay dividends at currently anticipated levels, deterioration in the value of its investments and increased credit risk from customers and others with obligations to it.

Unfavorable economic or other conditions could cause FinCo to write off a portion of its goodwill and other intangible assets

We perform an impairment test of the carrying value of goodwill and other indefinite-lived intangible assets annually in the fourth quarter or sooner if circumstances indicate a possible impairment. Finite-lived intangible assets are subject to impairment tests on a periodic basis. Factors that may be considered in connection with this review include, without limitation, underperformance relative to historical or projected future operating results, reductions in FinCo’s stock price and market capitalization, increased cost of capital and negative macroeconomic, industry and company-specific trends. These and other factors could lead to a conclusion that goodwill or other intangible assets are no longer fully recoverable, in which case we would be required to write off the portion believed to be unrecoverable. Total goodwill and other intangible assets reflected on our pro forma balance sheet as of December 31, 2009 is approximately $879.9 million. Any substantial goodwill and other intangible asset impairments that may be required could have a material adverse effect on FinCo’s results of operations, financial condition and liquidity.

A downgrade by ratings agencies, reductions in statutory surplus maintained by our title insurance underwriters or a deterioration in other measures of financial strength may negatively affect FinCo’s results of operations and competitive position

Certain of our customers use measurements of the financial strength of our title insurance underwriters, including, among others, ratings provided by ratings agencies and levels of statutory surplus maintained by those underwriters, in determining the amount of a policy they will accept and the amount of reinsurance required. Each of the major ratings agencies currently rates our title insurance operations. Our principal title insurance underwriter is currently rated “A3” by Moody’s, “A-” by Fitch, “BBB+” by Standard & Poor’s, “A-” by A.M. Best and “A” by Demotech. These ratings provide the agencies’ perspectives on the financial strength, operating performance and cash generating ability of those operations. These agencies continually review these ratings and the ratings are subject to change. Statutory surplus, or the amount by which statutory assets exceed statutory liabilities, is also a measure of financial strength. Our principal title insurance underwriter maintained approximately $802.3 million of statutory surplus capital as of December 31, 2009. The current minimum statutory surplus capital required to be maintained by California law is $500,000. Accordingly, if the ratings or statutory surplus of these title insurance underwriters are reduced from their current levels, or if there is a deterioration in other measures of financial strength, FinCo’s results of operations, competitive position and liquidity could be adversely affected.

Failures at financial institutions at which we deposit funds could adversely affect FinCo

We deposit substantial funds in financial institutions. These funds include amounts owned by third parties, such as escrow deposits. Should one or more of the financial institutions at which deposits are maintained fail, there is no guarantee that FinCo would recover the funds deposited, whether through Federal Deposit Insurance Corporation coverage or otherwise. In the event of any such failure, FinCo also could be held liable for the funds owned by third parties.

Changes in government regulation could prohibit or limit FinCo’s operations or make it more burdensome to conduct such operations

Many of our businesses, including our title insurance, property and casualty insurance, home warranty, thrift, trust and investment businesses, are regulated by various federal, state, local and foreign governmental agencies. These and other of our businesses also operate within statutory guidelines. Changes in the applicable regulatory environment, statutory guidelines or interpretations of existing regulations or statutes, enhanced governmental oversight or efforts by governmental agencies to cause customers to refrain from using our products or services could prohibit or limit FinCo’s future operations or make it more burdensome to conduct such operations. These changes may compel FinCo to reduce its prices, may restrict its ability to implement price increases or acquire assets or businesses, may limit the manner in which FinCo conducts its business or otherwise may have a negative impact on its ability to generate revenues, earnings and cash flows.

Scrutiny of our businesses and the industries in which we operate by governmental entities and others could adversely affect FinCo’s operations and financial condition

The real estate settlement services industry, an industry in which FinCo generates a substantial portion of its revenue and earnings, has become subject to heightened scrutiny by regulators, legislators, the media and plaintiffs’ attorneys. Though often directed at the industry generally, these groups may also focus their attention directly on our businesses. In either case, this scrutiny may result in changes which could adversely affect FinCo’s operations and, therefore, its financial condition and liquidity.

Governmental entities have inquired into certain practices in the real estate settlement services industry to determine whether certain of our businesses or their competitors have violated applicable laws, which include, among others, the insurance codes of the various jurisdictions and the Real Estate Settlement Procedures Act and similar state and federal laws. Departments of insurance in the various states, either separately or in conjunction with federal regulators, also periodically conduct inquiries, generally referred to at the state level as “market conduct exams,” into the practices of title insurance companies in their respective jurisdictions. Further, from time to time plaintiffs’ lawyers may target us and other members of our industry with lawsuits claiming legal violations or other wrongful conduct. These lawsuits may involve large groups of plaintiffs and claims for substantial damages. Any of these types of inquiries or proceedings may result in a finding of a violation of the law or other wrongful conduct and may result in the payment of fines or damages or the imposition of restrictions on FinCo’s conduct which could impact its operations and financial condition. Moreover, these laws and standards of conduct often are ambiguous and, thus, it may be difficult to ensure compliance. This ambiguity may force FinCo to mitigate its risk by settling claims or by ending practices that generate revenues, earnings and cash flows.

FinCo may find it difficult to acquire necessary data

Certain data used and supplied by FinCo are subject to regulation by various federal, state and local regulatory authorities. Compliance with existing federal, state and local laws and regulations with respect to such data has not had a material adverse effect on our results of operations, financial condition or liquidity to date. Nonetheless, federal, state and local laws and regulations in the United States designed to protect the public from the misuse of personal information in the marketplace and adverse publicity or potential litigation concerning the commercial use of such information may affect our operations and could result in substantial regulatory compliance expense, litigation expense and a loss of revenue. The suppliers of data to us face similar burdens and, consequently, we may find it financially burdensome to acquire necessary data.

Regulation of title insurance rates could adversely affect FinCo’s results of operations

Title insurance rates are subject to extensive regulation, which varies from state to state. In many states the approval of the applicable state insurance regulator is required prior to implementing a rate change. This regulation could hinder FinCo’s ability to promptly adapt to changing market dynamics through price adjustments, which could adversely affect its results of operations, particularly in a rapidly declining market.

As a holding company, FinCo will depend on distributions from its subsidiaries, and if distributions from its subsidiaries are materially impaired, its ability to declare and pay dividends may be adversely affected; in addition, insurance and other regulations may limit the amount of dividends, loans and advances available from its insurance subsidiaries

FinCo will be a holding company whose primary assets are investments in its operating subsidiaries. FinCo’s ability to pay dividends will be dependent on the ability of its subsidiaries to pay dividends or repay funds. If FinCo’s operating subsidiaries are not able to pay dividends or repay funds, FinCo may not be able to fulfill parent company obligations and/or declare and pay dividends to its stockholders. Moreover, pursuant to insurance and other regulations under which FinCo’s insurance subsidiaries operate, the amount of dividends, loans and advances available is limited. Under such regulations, the maximum amount of dividends, loans and advances available in 2010 from these insurance subsidiaries, is $258.0 million.

After the separation, FinCo will be responsible for First American’s pension plan, which is currently underfunded, and pension expenses and funding obligations could increase significantly as a result of the weak performance of financial markets and its effect on plan assets

After the separation, FinCo will be responsible for the obligations of First American’s defined benefit pension plan, which was closed to new entrants effective December 31, 2001 and amended to “freeze” all benefit accruals as of April 30, 2008. FinCo’s future funding obligations for this plan depend, among other factors, upon the future performance of assets held in trust for the plan. The pension plan was underfunded as of December 31, 2009 by approximately $83.1 million and FinCo may need to make significant contributions to the plan. In addition, pension expenses and funding requirements may also be greater than currently anticipated if the market values of the assets held by the pension plan decline or if the other assumptions regarding plan earnings and expenses require adjustment. In addition, InfoCo is expected to issue a $23 million promissory note to FinCo which approximates the unfunded portion of the liability attributable to the plan participants that are InfoCo employees. There is no guarantee that InfoCo will fulfill its obligation under the note or that the amount of the note will be sufficient to ultimately cover the unfunded portion of the liability attributable to these InfoCo employees. FinCo’s obligations under this plan could have a material adverse effect on its results of operations, financial condition and liquidity.

Weakness in the commercial real estate market or an increase in the amount or severity of claims in connection with commercial real estate transactions could adversely affect FinCo’s results of operations

We issue title insurance policies in connection with commercial real estate transactions. Premiums paid and limits on these policies are large relative to policies issued on residential transactions. Because a claim under a single policy could be significant, title insurers often seek reinsurance or coinsurance from other insurance companies, both within and outside the industry. We both receive and provide such coverage. Additionally, the pretax margin derived from these policies generally is higher than on other policies. Disruptions in the commercial real estate market, including limitations on available credit and defaults on loans secured by commercial real estate, may result in a decrease in the number of commercial policies issued by us and/or an increase in the number of claims we incur on commercial policies. As a reference, commercial premiums earned by us in 2009 decreased nearly 50 percent compared with the amount earned in 2006. A further decrease in the number of commercial policies issued by us or an increase in the amount or severity of claims we incur on commercial policies could adversely affect FinCo’s results of operations.

Actual claims experience could materially vary from the expected claims experience reflected in FinCo’s reserve for incurred but not reported (“IBNR”) title claims

Title insurance policies are long-duration contracts with the majority of the claims reported within the first few years following the issuance of the policy. Generally, 70 to 80 percent of claim amounts become known in the first five years of the policy life, and the majority of IBNR reserves relate to the five most recent policy years. A material change in expected ultimate losses and corresponding loss rates for policy years older than five years, while possible, is not considered reasonably likely. However, changes in expected ultimate losses and corresponding loss rates for recent policy years are considered likely and could result in a material adjustment to the IBNR reserves. Based on historical experience, management believes a 50 basis point change to the loss rates for the most recent policy years, positive or negative, is believed to be reasonably likely given the long duration nature of a title insurance policy. For example, if the expected ultimate losses for each of the last five policy years increased or decreased by 50 basis points, the resulting impact on FinCo’s IBNR reserve would be an increase or decrease, as the case may be, of $123.3 million. The estimates made by management in determining the appropriate level of IBNR reserves could ultimately prove to be inaccurate and actual claims experience may vary from the expected claims experience.

Systems interruptions and intrusions may impair the delivery of FinCo’s products and services

System interruptions and intrusions may impair the delivery of FinCo’s products and services, resulting in a loss of customers and a corresponding loss in revenue. Our businesses depend heavily upon computer systems located in our data centers. Certain events beyond FinCo’s control, including natural disasters, telecommunications failures and intrusions into FinCo’s systems by third parties could temporarily or permanently interrupt the delivery of products and services. These interruptions also may interfere with suppliers’ ability to provide necessary data and employees’ ability to attend work and perform their responsibilities.

FinCo may not be able to realize the benefits of its offshore strategy

We utilize lower cost labor in foreign countries, such as India and the Philippines, among others. These countries are subject to relatively high degrees of political and social instability and may lack the infrastructure to withstand natural disasters. Such disruptions could decrease efficiency and increase FinCo’s costs in these countries. Weakness of the U.S. dollar in relation to the currencies used in these foreign countries may also reduce the savings achievable through this strategy. Furthermore, the practice of utilizing labor based in foreign countries has come under increased scrutiny in the United States and, as a result, some of FinCo’s customers may require it to use labor based in the United States. FinCo may not be able to pass on the increased costs of higher priced United States-based labor to its customers.

Product migration may result in decreased revenue

Customers of many real estate settlement services we provide increasingly require these services to be delivered faster, cheaper and more efficiently. Many of the traditional products we provide are labor and time intensive. As these customer pressures increase, FinCo may be forced to replace traditional products with automated products that can be delivered electronically and with limited human processing. Because many of these traditional products have higher prices than corresponding automated products, FinCo’s revenues may decline.

Increases in the size of FinCo’s customers enhance their negotiating position vis-à-vis FinCo and may decrease their need for the services offered by FinCo

Many of FinCo’s customers are increasing in size as a result of consolidation or the failure of their competitors. For example, we believe that three lenders collectively originate more than 50 percent of mortgage loans in the United States. As a result, FinCo may derive a higher percentage of its revenues from a smaller base of customers, which would enhance the negotiating power of these customers with respect to the pricing and the terms on which these customers purchase our products and other matters. Moreover, these larger customers may prove more capable of performing in-house some or all of the services FinCo provides and, consequently, their demand for its products and services may decrease. These circumstances could adversely affect FinCo’s revenues and profitability. Changes in FinCo’s relationship with any of these customers or the loss of all or a portion of the business FinCo derives from these customers could have a material adverse effect on FinCo.

Certain provisions of FinCo’s bylaws and certificate of incorporation may reduce the likelihood of any unsolicited acquisition proposal or potential change of control that FinCo’s stockholders might consider favorable

FinCo’s bylaws and certificate of incorporation contain or will contain provisions that could be considered “anti-takeover” provisions because they make it harder for a third-party to acquire FinCo without the consent of FinCo’s incumbent board of directors. Under these provisions:

•

election of FinCo’s board of directors is to be staggered such that only one-third of the directors are elected by the stockholders each year and the directors serve three year terms prior to reelection;

•

stockholders may not remove directors without cause, change the size of the board of directors or, except as may be provided for in the terms of preferred stock we issue in the future, fill vacancies on the board of directors;

•	stockholders may act only at stockholder meetings and not by written consent;

•	stockholders must comply with advance notice provisions for nominating directors or presenting other proposals at stockholder meetings; and

•	FinCo’s board of directors may without stockholder approval issue preferred shares and determine their rights and terms, including voting rights, or adopt a stockholder rights plan.

These provisions, which may only be amended by the affirmative vote of the holders of approximately 67 percent of FinCo’s issued voting shares, could have the effect of discouraging an unsolicited acquisition proposal or delaying, deferring or preventing a change of control transaction that might involve a premium price or otherwise be considered favorably by FinCo’s stockholders.

FinCo’s investment portfolio is subject to certain risks and could experience losses

We maintain a substantial investment portfolio, primarily consisting of fixed income securities (including mortgage-backed and asset-backed securities), but also including money-market and other short-term investments, as well as some common and preferred stock. Securities in our investment portfolio are subject to certain economic and financial market risks, such as credit risk, interest rate (including call, prepayment and extension) risk and/or liquidity risk. The risk of loss associated with the portfolio is increased during periods, such as the present period, of instability in credit markets and economic conditions. If the carrying value of the investments exceeds the fair value, and the decline in fair value is deemed to be other-than-temporary, we will be required to write down the value of the investments, which could have a material adverse effect on our results of operations, statutory surplus and financial condition.

Risks Relating to Separating from First American

We face the following risks in connection with our separation from First American:

FinCo’s historical and pro forma combined financial statements are not necessarily representative of the results FinCo would have achieved as an independent, publicly traded company and may not be a reliable indicator of future results

The historical and pro forma combined financial statements included in this information statement do not necessarily reflect the financial condition, results of operations or cash flows that FinCo would have achieved as an independent, publicly traded company during the periods presented or those that we will achieve in the future, as a result of the following factors, among others:

•

Prior to the separation, FinCo’s business has been operated by First American as part of its broader corporate organization, rather than as an independent, publicly traded company. In addition, prior to the separation, First American, or one of its affiliates, performed significant corporate functions, including tax, treasury and human resources administration and certain governance functions, including internal audit and external financial reporting, that will be performed directly by FinCo following the separation. The historical and pro forma financial statements reflect allocations of corporate expenses from First American for these and similar functions but may not reflect what actual expenses as an independent, publicly traded company would have been or will be.

•

Prior to the separation, First American’s subsidiaries, including the information solutions businesses, generated cash necessary to maintain First American’s dividend. Following the separation, the cash necessary to maintain FinCo’s dividend, which is anticipated to be approximately 30 percent of First American’s current dividend, will be generated solely by FinCo’s operations. Many of FinCo’s subsidiaries are subject to regulatory capital requirements and restrictions on the amounts that can be distributed to their parent company. The absence of cash distributions from the information solutions businesses, in combination with regulatory restrictions on distributions from FinCo’s subsidiaries, could affect FinCo’s ability to maintain the dividend that is currently anticipated.

•

First American historically has managed the cash and working capital needs of the financial services businesses as part of its company-wide cash management practices. Following the completion of the separation, FinCo will be required to independently manage and finance its cash and working capital needs. Without the ability to obtain funds from the information solutions businesses, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities or other arrangements. These methods of financing may be more expensive or difficult to obtain as an independent company than they would if we remained part of First American.

•	Other significant changes may occur in FinCo’s cost structure, management, financing and business operations as a result of operating independently from First American.

The separation transaction could give rise to liabilities, increased competition or other unfavorable effects that may not have otherwise arisen

The separation transaction may lead to increased operating and other expenses, both of a non-recurring and a recurring nature, and changes to certain operations, which expenses or changes could arise pursuant to arrangements made with InfoCo or the triggering of rights and obligations to third parties. In addition, InfoCo may provide more competition in FinCo’s lines of business than it would have if the companies remained together. While the extent of future competition between InfoCo and FinCo is unknown, both parties will own significant real property databases. With the exception of the noncompetition agreement in the tax servicing business described under “Relationship with InfoCo—Noncompetition Agreement,” there will be no prohibition on either InfoCo or FinCo competing with the other party. Litigation with InfoCo or other third parties could also arise out of the transaction, and FinCo could experience unfavorable reactions to the separation from customers, employees, ratings agencies or other interested parties.

FinCo will be responsible for a portion of First American’s contingent and other corporate liabilities, primarily those relating to stockholder litigation

Under the Separation and Distribution Agreement and other agreements, subject to certain exceptions contained in the Tax Sharing Agreement, each of FinCo and InfoCo will agree to assume and be responsible for 50 percent of certain of First American’s contingent and other corporate liabilities. All external costs and expenses associated with the management of these contingent and other corporate liabilities will be shared equally. These contingent and other corporate liabilities primarily relate to consolidated securities litigation and any actions with respect to the separation plan or the distribution brought by any third party. Contingent and other corporate liabilities that are specifically related to only the information solutions or financial services business will generally be fully allocated to InfoCo or FinCo, respectively.

If any party responsible for such liabilities were to default on its payment of any of these assumed obligations, the non-defaulting party may be required to pay the amounts in default. Accordingly, under certain circumstances, FinCo may be obligated to pay amounts in excess of the agreed-upon share of the assumed obligations related to such contingent and other corporate liabilities, including associated costs and expenses.

FinCo will share responsibility for certain of its and InfoCo’s income tax liabilities for tax periods prior to and including the distribution date

The Tax Sharing Agreement generally provides that, with respect to any consolidated tax return that includes the members of the FinCo group and the InfoCo group, (a) FinCo is generally responsible for all taxes that are attributable to members of the FinCo group of companies or the assets, liabilities or businesses of the FinCo group of companies (including any such liabilities arising from adjustments to prior year or partial year with respect to 2010), except with respect to the 2009 taxable year in which case FinCo is liable for 75 percent of such taxes as shown on the 2009 consolidated tax return, and (b) InfoCo is generally responsible for all taxes attributable to members of the InfoCo group of companies or the assets, liabilities or businesses of the InfoCo group of companies (including any such liabilities arising from adjustments to prior year or partial year with respect to 2010), except with respect to the 2009 taxable year in which case InfoCo is additionally liable for 25 percent of all taxes attributable to the FinCo group as shown on the 2009 consolidated tax return. The FinCo group and InfoCo group will each be liable for taxes reflected in their respective separate group tax returns. Notwithstanding the foregoing, InfoCo and FinCo will each be liable for one-half of the taxes as shown on the applicable tax return arising from the internal transactions undertaken prior to the distribution that are expected to be taxable. If the distribution itself, or certain preparatory internal transactions that are undertaken in connection therewith and that are expected to be tax-free, are determined to be taxable for U.S. federal income tax purposes or if there is an increase in taxes resulting from the taxable internal transactions undertaken in connection with the spin-off other than due to an action or omission of either party, FinCo and InfoCo will share the resulting tax liability equally. If such taxes arise as a result of an action or omission of either party, such party will generally be liable for 100 percent of such taxes. In addition to the parties’ respective liabilities under the Tax Sharing Agreement, if InfoCo were to fail to pay any tax liability it is required to pay under such agreement, FinCo could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, FinCo may be obligated to pay amounts in excess of its agreed-upon share of tax liabilities.

First American’s income tax returns have been, and FinCo’s income tax returns will be examined periodically by various tax authorities. In connection with such examinations, tax authorities, including the U.S. Internal Revenue Service, have in the past raised issues and proposed tax adjustments. First American is currently contesting approximately $1.2 million in proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies that have been assessed as more likely than not to occur and are estimable have been recorded through First American’s income tax provision, equity or goodwill, as appropriate. The calculation of tax liabilities involves dealing with the uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional income taxes will be due. We adjust these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of tax liabilities.

The ownership by FinCo’s executive officers and directors of equity interests of InfoCo may create, or may create the appearance of, conflicts of interest

Because of their current or former positions with First American, substantially all of FinCo’s executive officers, including our executive chairman and our chief executive officer, and most of our director nominees, beneficially own common shares of First American and, accordingly, will beneficially own common shares of InfoCo after the distribution. Our executive chairman, who will also serve as InfoCo’s executive chairman, will additionally continue to own options to purchase common shares of InfoCo and InfoCo restricted stock units. These equity interests may create, or appear to create, conflicts of interest when these individuals are faced with decisions that could benefit or affect the equity holders of InfoCo in ways that do not benefit or affect FinCo in the same manner.

If the distribution or certain internal transactions undertaken in anticipation of the separation are determined to be taxable for U.S. federal income tax purposes, FinCo, its stockholders that are subject to U.S. federal income tax and InfoCo will incur significant U.S. federal income tax liabilities

First American expects to receive a private letter ruling from the Internal Revenue Service regarding the U.S. federal income tax consequences of the distribution of FinCo’s common stock to the First American shareholders substantially to the effect that the distribution, except for cash received in lieu of a fractional share, will qualify as tax-free under Sections 368(a)(1)(D) and 355 of the Code. The private letter ruling also is expected to provide that certain internal transactions undertaken in anticipation of the separation will qualify for favorable treatment under the Code. In addition to obtaining the private letter ruling, First American expects to obtain an opinion from Deloitte Tax LLP confirming the tax-free status of the distribution and certain internal transactions. The private letter ruling and the opinion rely or will rely on certain facts and assumptions, and certain representations and undertakings, from us or First American regarding the past and future conduct of First American’s respective businesses and other matters. Notwithstanding the private letter ruling and the opinion, the Internal Revenue Service could determine on audit that the distribution or the internal transactions that are expected to be tax-free should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of these facts, assumptions, representations or undertakings is not correct or has been violated, or that the distribution should be taxable for other reasons, including as a result of significant changes in stock or asset ownership after the distribution. If the distribution ultimately is determined to be taxable, the distribution could be treated as a taxable dividend or capital gain to you for U.S. federal income tax purposes, and you could incur significant U.S. federal income tax liabilities. In addition, InfoCo would recognize gain in an amount equal to the excess, if any, of the fair market value of FinCo’s common stock distributed to First American shareholders on the distribution date over First American’s tax basis in such common stock.

In addition, under the terms of the Tax Sharing Agreement, in the event the distribution or the internal transactions that are expected to be tax-free are determined to be taxable and such determination was the result of actions taken after the distribution by FinCo or InfoCo, such party would be responsible for all taxes imposed on FinCo or InfoCo as a result thereof. If such determination is not the result of actions taken after the distribution by FinCo or InfoCo, then FinCo and InfoCo would generally each be responsible for 50 percent of any taxes imposed as a result of such determination. Such tax amounts, if imposed, would be significant.

As an independent, publicly traded company, FinCo may not enjoy the same benefits that it did as a part of First American

There is a risk that, by separating from First American, FinCo may become more susceptible to market fluctuations and other adverse events than it would have been were it still a part of the current First American organizational structure. As part of First American, the financial services businesses have been able to enjoy certain benefits from First American’s operating diversity, purchasing power, available capital for investments, flexibility in tax planning and opportunities to pursue integrated strategies with First American’s other businesses. As an independent, publicly traded company, FinCo will not have similar diversity or integration opportunities and may not have similar purchasing power, flexibility in tax planning or access to capital markets.

FinCo may desire to satisfy its cash requirements with the proceeds from the sale of InfoCo shares which may be illiquid or decrease in value

In connection with the separation, First American will issue to FinCo and our principal title insurance subsidiary a number of shares that will result collectively in FinCo and such subsidiary owning approximately $250 million of InfoCo’s issued and outstanding common shares following the distribution. We will agree to dispose of these shares within five years after the separation or to bear any adverse tax consequences arising out of holding the shares for longer than that period, as further discussed under “Relationship with InfoCo—Tax Sharing Agreement.” FinCo may desire to liquidate this stock to fulfill its cash requirements at a time where there may be a limited market for InfoCo shares or the shares may have declined in value, which could adversely impact FinCo’s ability to meet its cash requirements.

FinCo might not be able to engage in desirable strategic transactions and equity issuances following the separation because of restrictions relating to U.S. federal income tax requirements for tax-free distributions

FinCo’s and InfoCo’s ability to engage in significant equity transactions could be limited or restricted after the distribution in order to preserve for U.S. federal income tax purposes the tax-free nature of the distribution by First American. Even if the distribution otherwise qualifies for tax-free treatment under Sections 368(a)(1)(D) and 355 of the Code, it may result in corporate level taxable gain to First American under Section 355(e) of the Code if 50 percent or more, by vote or value, of InfoCo’s or FinCo’s common stock are acquired or issued as part of a plan or series of related transactions that includes the distribution. Additionally, if Section 355(e) of the

Code applies to the distribution, then in certain circumstances a subsidiary of First American that, in anticipation of the distribution, is engaging in an internal distribution transaction that is intended to be tax-free would be required to recognize the gain, if any, inherent in the stock of the distributee corporation as of the date of the transaction. Any acquisitions or issuances of First American’s common shares within two years before the distribution, and any acquisitions or issuances of InfoCo’s or FinCo’s common stock within two years after the distribution, generally are presumed to be part of a plan or series of related transactions that includes the distribution, although FinCo or InfoCo may be able to rebut that presumption. Prior to the distribution, First American will issue to FinCo and our principal title insurance subsidiary a number of shares that will result collectively in FinCo and such subsidiary owning approximately $250 million of InfoCo’s issued and outstanding common shares following the distribution. We expect the amount of shares issued to represent approximately 10 percent of First American’s shares outstanding at the time of the issuance. In addition, in November 2009 First American issued approximately 9.5 million common shares in connection with its acquisition of the minority interest shares of its then publicly traded subsidiary, First Advantage Corporation. This represented approximately 9 percent of First American’s shares currently outstanding. Both of these issuances could count towards the 50 percent limitation, which could hinder FinCo’s ability to issue additional shares during the two year period following the distribution. If an acquisition or issuance of InfoCo’s or FinCo’s common stock triggers the application of Section 355(e) of the Code, InfoCo would recognize taxable gain for which FinCo could be wholly or partially liable as described above. Additionally, in certain circumstances in which Section 355(e) of the Code is triggered, the subsidiary of FinCo that, in anticipation of the distribution, is undertaking an internal distribution transaction that is intended to be tax-free would be required to recognize gain, if any, inherent in the stock of the distributee corporation as of the date of the transaction. As described above, FinCo could be wholly or partially liable for any such gain that is required to be recognized by First American or the First American subsidiary.

Under the Tax Sharing Agreement, there are restrictions on FinCo’s and InfoCo’s ability to take actions that could cause the distribution to fail to qualify as a tax-free transaction, including a redemption of equity securities, a sale or other disposition of a substantial portion of assets, or an acquisition of a business or assets with equity securities. These restrictions will apply for 25 months following the distribution, unless the party seeking to engage in such activity obtains the consent of the other party or obtains a private letter ruling from the Internal Revenue Service or an unqualified opinion of a nationally recognized firm that such action will not cause the distribution to fail to qualify as a tax-free transaction, and such letter ruling or opinion, as the case may be, is acceptable to each party.

Moreover, the Tax Sharing Agreement generally provides that each party thereto is responsible for any taxes imposed on the other party as a result of the failure of the distribution to qualify as a tax-free transaction under the Code if such failure is attributable to post-distribution actions taken by or in respect of the responsible party or its stockholders, regardless of when the actions occur after the distribution, the other party consents to such actions or such party obtains a favorable letter ruling or opinion of tax counsel as described above. For example, FinCo would be responsible for a third party’s acquisition of it at a time and in a manner that would cause such failure. These restrictions may prevent it from entering into transactions which might be advantageous to its stockholders.

Risks Relating to FinCo’s Common Stock

There is no existing market for FinCo common stock and a trading market that will provide you with adequate liquidity may not develop. In addition, once FinCo common stock begins trading, the market price of shares of FinCo common stock may fluctuate widely

There currently is no public market for our common stock. We anticipate that, on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue through the distribution date. We cannot assure you that an active trading market for shares of our common stock will develop as a result of the distribution or be sustained in the future.

We cannot predict the prices at which shares of our common stock may trade after the distribution. The market price of our common stock may fluctuate widely, depending upon many factors, including:

•	our business profile and market capitalization may not fit the investment objectives of certain First American shareholders;

•	a shift in our investor base;

•	our quarterly or annual earnings;

•	actual or anticipated fluctuations in our operating results;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock after the distribution;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies; and

•	overall market fluctuations and general economic conditions.

Substantial sales of shares of our common stock may occur in connection with the distribution, which could cause our stock price to decline

The shares of FinCo common stock that First American distributes to its stockholders generally may be sold immediately in the public market. We expect that some First American shareholders, including possibly some of its larger shareholders, will sell the shares of our common stock received in the distribution because, among other reasons, our business profile or market capitalization as an independent, publicly traded company does not fit their investment objectives. Moreover, index funds tied to the Standard & Poor’s 500 Index and other indices hold First American common shares. Unless we are included in these indices from the date of the distribution, these index funds will be required to sell shares of our common stock that they receive in the distribution. The sales of significant amounts of our common stock or the perception in the market that these sales will occur could adversely affect the market price of shares of our common stock.

Your percentage ownership of our common stock may be diluted in the future

Your percentage ownership of our common stock may be diluted in the future because of subsequent share issuances, including issuances pursuant to equity awards that we expect will be granted to our directors, officers and employees and the accelerated vesting of other equity awards. Prior to the record date for the distribution, we expect that First American will approve the First American Financial Corporation 2010 Incentive Compensation Plan, which will provide for the grant of equity-based awards, including restricted stock, restricted stock units, stock options, share appreciation rights and other equity-based awards to our directors, officers and other employees.

We cannot assure you that we will pay any dividends

Due to extraordinary cash expenses, actual expenses exceeding contemplated costs, funding of capital expenditures or increases in reserves, among other reasons, we cannot assure you that we will have sufficient surplus under Delaware law to be able to pay any dividends. As a holding company, we will depend on distributions from our subsidiaries, and if distributions from our subsidiaries are materially impaired, our ability to declare and pay dividends may be adversely affected; in addition, insurance and other regulations limit the amount of dividends, loans and advances available from our insurance subsidiaries. If we do not pay dividends, the price of our common stock that you receive in the distribution must appreciate for you to receive a gain on your investment in our common stock. This appreciation may not occur.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

CERTAIN STATEMENTS IN THIS INFORMATION STATEMENT OR IN OUR OTHER FILINGS OR IN ORAL PRESENTATIONS OR OTHER STATEMENTS MADE BY OUR MANAGEMENT THAT ARE NOT PURELY HISTORICAL, INCLUDING BUT NOT LIMITED TO THOSE RELATING TO:

•

THE DISTRIBUTION OF ALL OF THE COMMON STOCK OF FINCO TO THE SHAREHOLDERS OF FIRST AMERICAN, THE FORM, TIMING AND TAX-FREE NATURE THEREOF, THE RATIO THEREFOR, THE LISTING OF SHARES IN CONNECTION THEREWITH AND THE TRADING MARKETS AND MARKET PRICES FOR FINCO AND INFOCO SHARES;

•	THE RESPECTIVE BUSINESSES OF FINCO AND INFOCO FOLLOWING THE SEPARATION;

•	THE EFFECT OF THE SEPARATION ON SHAREHOLDER VALUE AND INVESTOR UNDERSTANDING OF OUR BUSINESSES;

•	THE ISSUANCE OF FIRST AMERICAN SHARES TO FINCO PRIOR TO THE SEPARATION AND FINCO’S OWNERSHIP OF INFOCO SHARES FOLLOWING THE SEPARATION;

•	FINCO’S FINANCIAL STRENGTH AT THE TIME OF THE DISTRIBUTION AND THE OPINION EXPECTED TO BE OBTAINED REGARDING THE SOLVENCY AND CAPITALIZATION OF INFOCO FOLLOWING THE SEPARATION;

•	FINCO’S ABILITY TO MITIGATE THE EFFECTS OF NEGATIVE ECONOMIC TRENDS THROUGH DIVERSIFIED GEOGRAPHIES, PRODUCTS AND DISTRIBUTION CHANNELS;

•	THE EFFECT OF THE LOYALTY OF FINCO’S CUSTOMERS;

•	THE EXECUTION AND EFFECT OF SIMPLIFICATION, STANDARDIZATION, CENTRALIZATION AND OFF-SHORE EFFORTS AND INITIATIVES;

•

FINCO’S CONTINUED CENTRALIZATION OF CAPITAL MANAGEMENT, CLAIMS HANDLING, TECHNOLOGY INITIATIVES, AGENCY ADMINISTRATION AND CORPORATE SERVICES; INTEGRATION OF ON-SHORE AND OFF-SHORE RESOURCES THROUGH TECHNOLOGY; AND SIMPLIFICATION AND STANDARDIZATION OF PROCESSES AND FUNCTIONS THROUGH THE UTILIZATION OF GLOBAL RESOURCES AND THE EFFECTS THEREOF;

•	THE STRENGTHENING OF FINCO’S RELATIONSHIPS WITH NEW AND EXISTING CUSTOMERS;

•	FINCO’S MAINTENANCE OF FLEXIBILITY NECESSARY TO REACT QUICKLY TO MARKET DOWNTURNS AND A DISCIPLINED APPROACH AS MARKET CONDITIONS IMPROVE;

•	FINCO’S FOCUS ON OBTAINING GROWTH THROUGH SPECIALIZED DISTRIBUTION CHANNELS;

•	FINCO’S APPROACH TO INTERNATIONAL EXPANSION;

•	THE DRAWS TO BE MADE UNDER FINCO’S NEW SENIOR CREDIT FACILITY IN CONNECTION WITH THE SEPARATION, AND THE ALLOCATION AND REPAYMENT OF DEBT BETWEEN FINCO AND INFOCO;

•	THE TAX EFFECTS OF THE DISTRIBUTION AND THE INTERNAL REVENUE SERVICE PRIVATE LETTER RULING AND OPINION OF DELOITTE TAX LLP EXPECTED TO BE RECEIVED BY FINCO RELATING THERETO;

•

THE AGREEMENTS TO BE ENTERED INTO BETWEEN FINCO AND INFOCO IN CONNECTION WITH THE SEPARATION, THE TERMS THEREOF AND EXPECTED COSTS THEREUNDER, AS WELL AS THE ENTRY INTO CERTAIN ORDINARY COURSE COMMERCIAL AGREEMENTS BETWEEN FINCO AND INFOCO AND CHANGES TO RESULTS OF OPERATIONS RESULTING THEREFROM;

•	FUTURE PAYMENT OF DIVIDENDS AND THE AMOUNTS THEREOF;

•	PAYMENT OF COSTS IN CONNECTION WITH THE SEPARATION AND THE ALLOCATION THEREOF;

•	THE ANTICIPATED OPPORTUNITIES AND BENEFITS OF FINCO AND INFOCO AS SEPARATE COMPANIES;

•	ANTICIPATED COSTS AND EXPENSES OF FINCO RELATED TO BEING AN INDEPENDENT PUBLICLY TRADED COMPANY FOLLOWING THE SEPARATION;

•	THE ALLOCATION OF CERTAIN ASSETS AND LIABILITIES AND THE EFFECT THEREOF;

•	CONDITIONS TO THE SEPARATION AND THE SATISFACTION THEREOF;

•	THE EFFECT OF THE ISSUES FACING FINCO’S CUSTOMERS;

•	THE IMPACT OF CONTINUED WEAKNESS IN THE REAL ESTATE AND MORTGAGE MARKETS ON FINCO’S BUSINESS;

•	FINCO’S CONTINUED EFFORTS TO CONTROL COSTS, SCRUTINIZE THE PROFITABILITY OF ITS AGENCY RELATIONSHIPS, INCREASE ITS OFFSHORE LEVERAGE AND DEVELOP NEW SALES OPPORTUNITIES;

•	FINCO’S CONTINUED MONITORING OF ORDER VOLUMES AND RELATED STAFFING LEVELS, AND ADJUSTMENTS TO STAFFING LEVELS AS NECESSARY;

•	EXPECTED FUTURE CASH FLOWS FOR DEBT SECURITIES AND THE ASSUMPTIONS RELATED THERETO;

•	THE EFFECT OF PENDING AND RECENT ACCOUNTING PRONOUNCEMENTS ON FINCO’S FINANCIAL STATEMENTS;

•

POTENTIAL FOR VOLATILITY IN THE CURRENT ECONOMIC ENVIRONMENT AND ITS EFFECT ON TITLE CLAIMS, THE VARIANCE BETWEEN ACTUAL CLAIMS EXPERIENCE AND PROJECTIONS AND THE NEED TO ADJUST RESERVES BASED ON UPDATED ESTIMATES OF FUTURE CLAIMS;

•

EXPECTED LOSS RATIOS FOR VARIOUS POLICY YEARS AND THE LIKELIHOOD OF CHANGES TO LOSS RATES FOR RECENT POLICY YEARS, THE EFFECT OF INCREASED MORTGAGE LOAN UNDERWRITING STANDARDS AND LOWER RESIDENTIAL REAL ESTATE PRICES ON CLAIMS RISK FOR TITLE INSURANCE POLICIES ISSUED IN LATE 2007, 2008 AND CURRENTLY AND THE EXPECTATION THAT CERTAIN TEMPORARY ECONOMIC CONDITIONS WILL NOT PERSIST THROUGHOUT THE DEVELOPMENT LIFETIME OF RECENT POLICY YEARS;

•

THE REALIZATION OF TAX BENEFITS ASSOCIATED WITH CERTAIN LOSSES, POTENTIAL TAX PROVISIONS IN CONNECTION WITH THE EARNINGS OF FOREIGN SUBSIDIARIES AND THE ADEQUACY OF TAX AND RELATED INTEREST ESTIMATES IN CONNECTION WITH EXAMINATIONS BY TAX AUTHORITIES;

•	THE TIMING OF CLAIM PAYMENTS;

•	THE SUFFICIENCY OF FINCO’S RESOURCES TO SATISFY OPERATIONAL CASH REQUIREMENTS;

•	EXPECTED MATURITY DATES OF CERTAIN ASSETS AND LIABILITIES THAT ARE SENSITIVE TO CHANGES IN INTEREST RATES;

•	THE IMPACT OF UNCERTAINTY IN THE REAL ESTATE AND MORTGAGE MARKETS ON FINCO’S LINES OF BUSINESS;

•	FUTURE COMMERCIAL TITLE INSURANCE PROFIT MARGINS;

•	FINCO’S CONTINUED PRACTICE OF ASSUMING AND CEDING LARGE TITLE INSURANCE RISKS THROUGH REINSURANCE AND COINSURANCE;

•	FINCO’S ANTICIPATED INVESTMENT POLICIES;

•	FINCO’S EXECUTIVE OFFICES, OWNERSHIP THEREOF, LEASE OF A PORTION THEREOF TO INFOCO AND THE OUTSTANDING LOAN SECURED THEREBY;

•	THE EFFECT OF LAWSUITS, REGULATORY AUDITS AND INVESTIGATIONS AND OTHER LEGAL PROCEEDINGS ON FINCO’S FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS, AND THE ADEQUACY OF RESERVES THEREFOR;

•	ANTICIPATED DIRECTORS, EXECUTIVE OFFICERS, BOARD OF DIRECTORS STRUCTURE AND COMMITTEES FOLLOWING THE DISTRIBUTION;

•

COMPENSATION OF FINCO DIRECTORS AND EXECUTIVE OFFICERS, POTENTIAL DETERMINATIONS, PERSPECTIVES AND PHILOSOPHIES OF THE FINCO COMPENSATION COMMITTEE RELATING THERETO AND THE POST-SEPARATION TREATMENT OF FIRST AMERICAN’S EQUITY-BASED AWARDS;

•	FINCO’S FUTURE POLICY REGARDING RELATED PARTY TRANSACTIONS;

•

PROVISIONS OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS OF FINCO AND THE EFFECT THEREOF ON TAKEOVER AND CHANGE IN CONTROL ATTEMPTS, SOLICITATION OF PROXIES AND ACTIONS BY STOCKHOLDERS;

•	CLASSES AND NUMBER OF SHARES OF STOCK TO BE AUTHORIZED AND ISSUED BY FINCO, THE RIGHTS AND PRIVILEGES RELATING THERETO AND THE TRANSFERABILITY THEREOF;

•	FINCO’S TRANSFER AGENT;

•	PERIODIC REPORTS TO BE FILED BY FINCO WITH THE SECURITIES AND EXCHANGE COMMISSION;

•

POTENTIAL FUTURE IMPAIRMENT CHARGES RESULTING FROM VOLATILITY IN THE CURRENT MARKETS OR OTHER FUTURE EVENTS, INFORMATION AND THE PASSAGE OF TIME AND FINCO’S ASSESSMENT THAT THE FINANCIAL SERVICES SECTOR WILL RETURN TO A MORE NORMAL OPERATING ENVIRONMENT; AND

•	ESTIMATED NET LOSS AND PRIOR SERVICE CREDIT AND CASH CONTRIBUTIONS RELATING TO PENSION PLANS;

ARE FORWARD LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS MAY CONTAIN THE WORDS “BELIEVE,” “ANTICIPATE,” “EXPECT,” “PLAN,” “PREDICT,” “ESTIMATE,” “PROJECT,” “WILL BE,” “WILL CONTINUE,” “WILL LIKELY RESULT,” OR OTHER SIMILAR WORDS AND PHRASES.

RISKS AND UNCERTAINTIES EXIST THAT MAY CAUSE RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH IN THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE THE ANTICIPATED RESULTS TO DIFFER FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS INCLUDE:

•	CHANGES IN THE PERFORMANCE OF THE REAL ESTATE MARKETS;

•	INTEREST RATE FLUCTUATIONS;

•	UNFAVORABLE ECONOMIC CONDITIONS;

•	GENERAL VOLATILITY IN THE CAPITAL MARKETS;

•	IMPAIRMENTS IN FINCO’S GOODWILL OR OTHER INTANGIBLE ASSETS;

•	DETERIORATIONS IN MEASURES OF FINCO’S FINANCIAL STRENGTH;

•	CHANGES IN APPLICABLE GOVERNMENT REGULATIONS;

•	HEIGHTENED SCRUTINY BY LEGISLATORS AND REGULATORS OF FINCO’S BUSINESSES;

•

THE INABILITY TO CONSUMMATE THE SPIN-OFF TRANSACTION OR TO CONSUMMATE IT IN THE FORM ORIGINALLY PROPOSED AS A RESULT OF, AMONG OTHER FACTORS, THE INABILITY TO OBTAIN NECESSARY REGULATORY APPROVALS, THE FAILURE TO OBTAIN THE FINAL APPROVAL OF FIRST AMERICAN’S BOARD OF DIRECTORS, THE INABILITY TO OBTAIN THIRD PARTY CONSENTS OR UNDESIRABLE CONCESSIONS OR ACCOMMODATIONS REQUIRED TO BE MADE TO OBTAIN SUCH CONSENTS, THE LANDSCAPE OF THE REAL ESTATE AND MORTGAGE CREDIT MARKETS, MARKET CONDITIONS, THE INABILITY TO TRANSFER ASSETS INTO THE ENTITY BEING SPUN-OFF OR UNFAVORABLE REACTIONS FROM CUSTOMERS, RATINGS AGENCIES, INVESTORS OR OTHER INTERESTED PERSONS;

•

THE INABILITY TO REALIZE THE BENEFITS OF THE PROPOSED SPIN-OFF TRANSACTION AS A RESULT OF THE FACTORS DESCRIBED IMMEDIATELY ABOVE, AS WELL AS, AMONG OTHER FACTORS, INCREASED BORROWING COSTS, COMPETITION BETWEEN THE RESULTING COMPANIES, UNFAVORABLE REACTIONS FROM EMPLOYEES, THE INABILITY OF FINCO TO PAY THE ANTICIPATED LEVEL OF DIVIDENDS, THE TRIGGERING OF RIGHTS AND OBLIGATIONS BY THE TRANSACTION OR ANY LITIGATION ARISING OUT OF OR RELATED TO THE SEPARATION;

•	LIMITATIONS ON ACCESS TO PUBLIC RECORDS AND OTHER DATA;

•	REGULATION OF TITLE INSURANCE RATES;

•	LOSSES IN FINCO’S INVESTMENT PORTFOLIO;

•	EXPENSES AND FUNDING OBLIGATIONS TO FIRST AMERICAN’S PENSION PLAN;

•	WEAKNESS IN THE COMMERCIAL REAL ESTATE MARKET AND INCREASES IN THE AMOUNT OR SEVERITY OF COMMERCIAL REAL ESTATE TRANSACTION CLAIMS;

•	INCREASES IN THE SIZE OF FINCO’S CUSTOMERS; AND

•	THOSE FACTORS DESCRIBED IN THE “RISK FACTORS,” SECTION AS WELL AS OTHER SECTIONS OF THIS INFORMATION STATEMENT.

THE FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE. WE DO NOT UNDERTAKE TO UPDATE FORWARD-LOOKING STATEMENTS TO REFLECT CIRCUMSTANCES OR EVENTS THAT OCCUR AFTER THE DATE THE FORWARD-LOOKING STATEMENTS ARE MADE.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION

How will the separation of FinCo work?	The separation will be accomplished through a series of transactions in which the equity interests of the entities that hold all of the assets and liabilities of First American’s financial services businesses (meaning the businesses for which pro forma financial information is provided herein) will be transferred to FinCo and the shares of FinCo common stock will be distributed by First American to its stockholders on a pro rata basis.

Why is the separation of FinCo structured as a distribution?	First American believes that a distribution of FinCo shares to its shareholders is a tax-efficient way to separate the businesses.

When will the distribution occur?	We expect that First American will distribute the shares of FinCo common stock on [—], 2010, to holders of record of First American common shares on [—], 2010, the record date.

What do stockholders need to do to participate in the distribution?	You do not need to do anything to participate in the distribution, but we urge you to read this entire document carefully. Stockholders who hold First American common shares as of the record date will not be required to take any action to receive FinCo common stock in the distribution. No stockholder approval of the distribution is required or sought. We are not asking you for a proxy. You will not be required to make any payment or surrender or exchange your First American common shares to receive your FinCo common stock.

Can First American decide to cancel the distribution of the FinCo common stock even if all the conditions have been met?	Yes. The distribution is subject to the satisfaction or waiver of certain conditions. See “The Separation—Conditions to the Distribution.” First American has the right to terminate the distribution, even if all of the conditions are satisfied, if at any time the board of directors of First American determines that the distribution is not in the best interests of First American and its shareholders or that market conditions are such that it is not advisable to proceed with the separation.

Does FinCo plan to pay dividends?

Yes. Following the distribution, we expect that initially FinCo will pay approximately $25 million per year in dividends to holders of its common stock. The timing, declaration and payment of future dividends, however, falls within the discretion of FinCo’s board of directors and will depend upon many factors, including restrictions contained in FinCo’s credit facility, the statutory requirements of Delaware law, FinCo’s financial condition and earnings, the capital requirements of FinCo’s businesses, industry practice and any other factors the board of directors deems relevant from time to time. As a holding company, FinCo will depend on distributions from its subsidiaries, and if distributions from its subsidiaries are materially impaired, its ability to declare and pay dividends may be adversely affected; in addition, insurance and other regulations will limit the amount of dividends, loans and advances available from its insurance subsidiaries.

Will FinCo have any debt?	Yes. In connection with the separation, we have entered into a new senior secured credit facility with available borrowing capacity of approximately $400 million, of which $200 million is expected to be drawn and transferred to InfoCo in connection with the separation. We will also continue to be responsible for the outstanding loan that is secured by a portion of our main offices in Santa Ana, California with a balance of $43.9 million as of December 31, 2009. For additional information relating to our financing arrangements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” “Unaudited Pro Forma Condensed Combined Financial Statements” and “Description of Material Indebtedness.”

Will FinCo own any of InfoCo after the separation?	Yes. First American will issue to FinCo and our principal title insurance subsidiary a number of shares that will result collectively in FinCo and such subsidiary owning approximately $250 million of InfoCo’s issued and outstanding common shares following the distribution. We will not be able to vote these shares. We expect to dispose of these shares within five years following the separation.

Will FinCo have any rights to purchase InfoCo assets following the separation?	Yes. The Separation and Distribution Agreement gives FinCo the right to purchase the equity or the assets of the entity or entities directly or indirectly owning the real property databases currently owned by First American CoreLogic, Inc., upon the occurrence of certain triggering events. Each triggering event involves the direct or indirect purchase of the databases by a title insurance underwriter (or its affiliate) or an entity licensed as a title insurance underwriter, including a transaction where a title insurance underwriter (or its affiliate) acquires control over InfoCo. The purchase price, which would be paid in cash, is determined either by an appraisal or by reference to the purchase price offered by the title insurance underwriter. This purchase right expires ten years after the separation.

Who will pay the separation costs?	First American will pay the costs of separation incurred prior to the separation, consisting largely of tax restructuring, debt refinancing, professional services and employee-related costs. Costs relating to the separation incurred after the distribution generally will be borne by the party incurring such costs. In addition, we also will incur costs as we implement organizational changes necessary for us to operate as an independent, publicly traded company.

What are the U.S. federal income tax consequences of the distribution to First American shareholders that are subject to U.S. federal income tax?	First American expects to receive a private letter ruling from the Internal Revenue Service substantially to the effect that the distribution will qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. In addition to obtaining the IRS Ruling, First American expects to obtain an opinion from Deloitte Tax LLP regarding certain aspects of the transaction that are not covered by the IRS Ruling. Assuming that the distribution qualifies as a tax-free transaction for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, no gain or loss will be recognized by a stockholder that is subject to U.S. federal income tax, and no amount will be included in the income of a stockholder that is subject to U.S. federal income tax upon the receipt of our common stock pursuant to the distribution, except with respect to any cash received in lieu of a fractional share of FinCo stock. See “Risk Factors—Risks Relating to Separating from First American—If the distribution or certain internal transactions undertaken in anticipation of the separation are determined to be taxable for U.S. federal income tax purposes, FinCo, its stockholders that are subject to U.S. federal income tax and InfoCo will incur significant U.S. federal income tax liabilities” and “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution.”

Each stockholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the distribution to that stockholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

What will be the relationships between InfoCo and FinCo following the separation?	Before the separation, we will enter into a Separation and Distribution Agreement, a Tax Sharing Agreement and other agreements with First American to effect the separation and provide a framework for our relationship with InfoCo after the separation. These agreements will govern the relationships between InfoCo and FinCo subsequent to the completion of the separation plan and will provide for the allocation to us of certain of First American’s assets, liabilities and obligations. The Separation and Distribution Agreement requires us to assume or retain the liabilities of First American primarily related to our business and, with the exception of certain tax liabilities, 50 percent of certain contingent and other corporate liabilities of First American.

The Tax Sharing Agreement generally provides that, with respect to any consolidated tax return that includes the members of the FinCo group and the InfoCo group, (a) FinCo is generally responsible for all taxes that are attributable to members of the FinCo group of companies or the assets, liabilities or businesses of the FinCo group of companies (including any such liabilities arising from adjustments to prior year or partial year with respect to 2010), except with respect to the 2009 taxable year in which case FinCo is liable for 75 percent of such taxes shown on the 2009 consolidated tax return, and (b) InfoCo is generally responsible for all taxes attributable to members of the InfoCo group of companies or the assets, liabilities or businesses of the InfoCo group of companies (including any such liabilities arising from adjustments to prior year or partial year with respect to 2010) and for 2009 taxes with respect to the FinCo group for which FinCo is not liable. The FinCo group and InfoCo group will each be liable for taxes reflected in their respective separate group tax returns. Notwithstanding the foregoing, InfoCo and FinCo will generally each be liable for one-half of the taxes arising from the internal transactions undertaken prior to the distribution that are expected to be taxable. If the distribution itself, or certain preparatory internal transactions that are undertaken in connection therewith and that are expected to be tax-free are determined to be taxable for U.S. federal income tax purposes or if there is an increase in taxes resulting from the internal transactions undertaken in connection with the distribution that are expected to be taxable, other than due to an action or omission of either party, FinCo and InfoCo will generally share the tax liability equally. See “Relationship with InfoCo.” If such taxes arise as a result of action or omission of either party, such party will generally be liable for 100 percent of such taxes.

Will I receive physical certificates representing FinCo common stock following the separation?	No. Following the separation, FinCo will not be issuing physical certificates representing common stock. Instead, First American will electronically issue FinCo common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book- entry form. A benefit of issuing shares electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical share certificates.

What if I want to sell my InfoCo common shares or my FinCo common stock?	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. Neither InfoCo nor FinCo makes any recommendations on the purchase, retention or sale of InfoCo or FinCo common stock.

Beginning on or shortly before the record date and continuing through the distribution date, there will be two markets in First American common shares: a “regular-way” market and an “ex-distribution” market. First American common shares that trade on the regular-way market will trade with an entitlement to FinCo common stock to be distributed pursuant to the distribution. Shares that trade on the ex-distribution market prior to the distribution will trade without an entitlement to receive FinCo common stock upon the distribution. This ex-distribution market essentially will be a market for InfoCo shares. If you decide to sell any shares before the distribution, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your First American common shares (along with the right to receive FinCo common stock in the distribution) or sell solely the FinCo common stock you will receive in the distribution. If you sell First American common shares in the “regular-way” market up to and including the distribution date, you will be selling your right to receive FinCo common stock in the distribution.

Where will I be able to trade FinCo common stock?	There currently is no public market for our common stock. We expect to adopt First American’s stock symbol after the distribution and have our common stock listed on the NYSE under the symbol “FAF.” We anticipate that trading in our common stock will begin on a “when-issued” basis shortly before the record date and will continue through the distribution date, and that “regular-way” trading in our common stock will begin on the first trading day following the distribution date. If trading begins on a “when-issued” basis, you may be able to purchase or sell FinCo common stock up to and including the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices for our common stock before, on or after the distribution date.

Will the number of First American shares I own change as a result of the distribution?	No.

What will happen to the listing of First American’s common shares?	We expect that in connection with the distribution, the symbol under which First American’s common stock is listed on the NYSE will change from “FAF” to “CLGX.”

Will the distribution of the common stock of FinCo affect the market price of my First American shares?	Yes. As a result of the distribution, we expect the trading price of First American common shares immediately following the distribution (which will effectively become InfoCo common shares at that time) to be lower than immediately prior to the distribution because the trading price will no longer reflect the value of the financial services businesses. We also believe that, until market participants have fully analyzed the value of First American without the financial services business, the price of InfoCo common shares may fluctuate significantly. In addition, although First American believes that over time, following the separation, the common stock of the two independent, publicly traded companies should have a higher aggregate market value, on a fully distributed basis and assuming the same market conditions, than if First American were to remain under its current configuration, it is possible that the combined trading prices of the common stock of InfoCo and FinCo after the distribution may be less than the trading price of First American common shares before the distribution.

Are there risks to owning FinCo common stock?	Yes. Our business is subject to both general and specific risks relating to our business, our relationship with InfoCo and our becoming an independent, publicly traded company. Our business also is subject to risks relating to the separation. These and other risks are described in “Risk Factors.” We encourage you to read that section carefully.

Where can First American shareholders get more information?	Before or after the separation, if you have any questions relating to the separation, FinCo’s common stock or the distribution thereof, you should contact:

First American Investor Relations

1 First American Way

Santa Ana, California 92707

Telephone: (714) 250-5214

Facsimile: (714) 250-3304

www.firstam.com

For questions regarding InfoCo or its common stock following the distribution, you should contact:

CoreLogic, Inc. Investor Relations

4 First American Way

Santa Ana, California 92707

Telephone: (703) 610-5410

Facsimile: (703) 610-5040

www.corelogic.com

THE SEPARATION

General

On January 15, 2008, First American announced that its board of directors had approved a plan to separate First American into two independent, publicly traded companies: one comprised of First American’s financial services businesses, which we refer to as FinCo, and one comprised of its information solutions businesses, which we refer to as InfoCo. First American intends to accomplish this separation through the distribution to its shareholders of all shares of FinCo common stock. FinCo will adopt First American’s stock symbol after the separation and have our common stock listed on the NYSE under the symbol “FAF.” Following the distribution InfoCo will change its name to CoreLogic, Inc. and also change the symbol under which its common stock is listed on the New York Stock Exchange from “FAF” to “CLGX.”

First American’s board of directors and its senior leadership, in consultation with financial and legal advisors, evaluated a broad range of strategic alternatives to the proposed separation, including the continuation of its current operating strategy. The management of First American and its board of directors concluded that separating into two independent, publicly traded companies would be the best way to organize the companies to meet their long-term goals.

In connection with the separation, the First American board of directors considered, among other things, the benefits to the businesses and First American shareholders that are expected to result from the separation, the capital allocation strategies and dividend policies for both companies, the allocation of First American’s existing assets, liabilities and businesses between the companies, the terms of certain commercial relationships between the companies that will exist following the separation, the corporate governance arrangements that will be in place at both companies and the members of senior management at both companies.

The distribution of the shares of FinCo common stock is being made in furtherance of the separation plan. On [—], the distribution date, each First American shareholder will receive one share of FinCo common stock for each common share of First American held at the close of business on the record date for the distribution, and First American will cease to own any shares of FinCo common stock. Immediately following the distribution, First American shareholders will own 100 percent of the outstanding common stock of FinCo and InfoCo. You will not be required to make any payment or surrender or exchange your First American common shares to receive your shares of FinCo common stock.

The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “Conditions to the Distribution.”

Reasons for the Separation

First American’s board of directors regularly reviews the businesses that First American operates to ensure that First American’s resources are utilized in a manner that is in the best interests of First American’s shareholders. First American’s board of directors has come to the conclusion that creating independent, focused companies for its financial services group and its information solutions group is the most effective way to manage First American’s businesses. The creation of independent companies enhances each group’s ability to focus on the objectives and strategic needs of its businesses. It also facilitates each group’s efforts to more closely align the interests of its employees with the interests of its stockholders by enabling the group to offer its employees incentive opportunities more directly linked to the performance of its businesses.

In addition, over the last several years, it became apparent to First American’s board of directors and senior management that the disparate nature of First American’s financial services and information businesses made it difficult for analysts and the market generally to understand First American. The board of directors and senior management believed that, consequently, the market undervalued the company. First American’s board of directors believes that separating the financial services and information businesses into two publicly traded companies will lead to enhanced investor understanding of its businesses, which should ultimately improve shareholder value.

First American believes that the separation will provide the separated companies with opportunities and benefits that would not be available to the companies on a combined basis. These opportunities and benefits, which the First American board of directors considered in approving the separation, include, among others, that:

•

Each company will be able to focus on its core business and growth opportunities, which will enhance each company’s ability to respond quickly and effectively to developments in the market in which it operates. In addition, after the separation, the businesses within each company will no longer need to compete internally for capital with affiliated businesses operating in industries with different capital requirements.

•

The management of each company will be able to design and implement strategies that focus on the business characteristics of that company and to concentrate its available financial resources wholly on its own operations.

•

The separation will provide investors with two investment options that may be more attractive to investors than the investment option of one combined company. Investors will have the opportunity to invest individually in each of the independent, publicly traded companies. Certain investors may want to invest in companies that are focused on only one of the company’s businesses and the demand for the independent, publicly traded companies by such investors may increase the demand for each company’s shares relative to the demand for First American’s shares. The separation is expected to reduce the complexity of the combined company and enhance current First American investors’ ability to diversify.

•

Each independent, publicly traded company will have a capital structure designed to meet its needs. As an independent, publicly traded company, FinCo’s capital structure is expected to generate customer confidence in its financial stability, to facilitate selective acquisitions, strategic alliances and partnerships, and to fund internal expansion, all of which are important for FinCo to remain competitive in our industry.

•

Although there can be no assurance, First American believes that, over time, following the separation, the common stock of the independent, publicly traded companies should have a higher aggregate market value, on a fully distributed basis and assuming the same market conditions, than if First American were not to complete the separation. Moreover, the separation should permit each independent, publicly traded company to effect acquisitions and raise capital, if necessary, in an optimal manner with less dilution of the existing stockholders’ interests.

•

The separation will permit the creation of equity securities, for each of the independent, publicly traded companies with a value that is expected to reflect more closely the performance of each company’s employees. Each company will be in a position to create equity compensation arrangements for employees that more closely align incentives to the performance of the company employing these individuals.

First American’s board of directors considered a number of risks and potentially negative factors in evaluating the separation, including the potential decreased capital available for investment, the loss of synergies (including duplicative corporate costs) from operating as one company, potential disruptions to the businesses as a result of the separation, the potential effect of the separation on the anticipated credit ratings of the separated companies, risks associated with refinancing First American’s debt, potential inability to achieve the benefits expected from the separation, the reaction of First American’s shareholders to the separation, the possibility that the plan of execution might not be completed and the one-time and ongoing costs of the separation. The board of directors concluded that the potential benefits of the separation outweighed these factors.

In view of the wide variety of factors considered in connection with the evaluation of the separation and the complexity of these matters, the First American board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered.

First American’s board of directors expects to receive an opinion from Duff & Phelps regarding InfoCo’s solvency and adequacy of capital immediately after the separation.

The Number of Shares You Will Receive

For each share of First American common stock that you own at the close of business on [—], the record date, you will receive one share of our common stock on the distribution date. First American will not distribute any fractional shares to you. Instead, an independent agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata, based on the fractional share such holder would otherwise be entitled to receive, to each holder who otherwise would have been entitled to receive a fractional share in the distribution. Since the distribution ratio is one-for-one, meaning that one full FinCo share will be distributed for each First American share held as of the record date, only shareholders that own a fractional First American share will receive cash in lieu of a fractional FinCo share. The distribution agent, in its sole discretion, without any influence by InfoCo or FinCo, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either InfoCo or FinCo.

The aggregate net cash proceeds of these sales pertaining to fractional shares generally will be taxable for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Consequences of the Distribution” for an explanation of the tax consequences of the distribution. If you physically hold certificates for First American common shares and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. We estimate that it will take approximately ten business days from the distribution date for the distribution agent to complete the distribution of the aggregate net cash proceeds. If you hold your First American common shares through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

When and How You Will Receive the Distribution

First American will distribute our common stock on [—], 2010, the distribution date. Wells Fargo Shareowner Services will serve as transfer agent and registrar for our common stock.

If you own First American common shares as of the close of business on the record date, the FinCo common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in this distribution. If you sell common shares of First American in the “regular-way” market up to and including the distribution date, you will be selling your right to receive our common stock in the distribution.

Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your common shares of First American and you are the registered holder of the First American shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of our common stock that have been registered in book-entry form in your name.

Most First American shareholders hold their common shares of First American through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your First American common shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of FinCo common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” we encourage you to contact your bank or brokerage firm.

Results of the Separation

After its separation from First American, FinCo will be an independent, publicly traded company. Immediately following the distribution, we expect to have approximately 3,250 stockholders of record, based on the number of registered holders of First American common shares on May 10, 2010, and approximately 104 million outstanding common shares. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of First American options between the date the First American board of directors declares the dividend for the distribution and the record date for the distribution. The distribution will not affect the number of outstanding shares of common stock of InfoCo. First American will not distribute any fractional shares of FinCo common stock. Instead, an independent agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder who otherwise would have been entitled to receive a fractional share in the distribution.

Before the separation, FinCo will enter into a Separation and Distribution Agreement, Tax Sharing Agreement and other agreements with First American to effect the separation and provide a framework for FinCo’s relationship with InfoCo after the separation. These agreements will govern the relationship between InfoCo and FinCo subsequent to the completion of the separation and provide for the allocation between InfoCo and FinCo of First American’s assets, liabilities and obligations. The Separation and Distribution Agreement, in particular, requires us to assume a portion of certain of InfoCo’s contingent corporate liabilities.

For a more detailed description of these agreements, see “Relationship with InfoCo.”

Incurrence of Debt

In anticipation of the spin-off FinCo has entered into a new senior credit facility with available borrowing capacity of approximately $400 million, guaranteed by our title plant management and imaging subsidiaries and secured by the equity of such subsidiaries and 9 percent of the shares of our principal title insurance underwriter. It is anticipated that FinCo will draw $200 million on such facility immediately following the distribution and transfer that amount to InfoCo to repay First American debt that FinCo will be expected to repay in connection with the separation.

We will also continue to be responsible for the outstanding loan that is secured by a portion of our executive offices in Santa Ana, California. The principal balance on this loan as of December 31, 2009 was approximately $43.9 million.

For additional information about our financing arrangements, see “Description of Material Indebtedness.”

Ownership in InfoCo

Prior to the effective date and in connection with the separation, First American will issue to FinCo and our principal title insurance subsidiary a number of shares that will result collectively in FinCo and such subsidiary owning approximately $250 million of InfoCo’s issued and outstanding common shares following the distribution. We will not be able to vote these shares. We will agree to dispose of these shares within five years after the separation or to bear any adverse tax consequences arising out of holding the shares for longer than that period, as further discussed under “Relationship with InfoCo—Tax Sharing Agreement.”

Certain U.S. Federal Income Tax Consequences of the Distribution

The following is a summary of the material U.S. federal income tax consequences of the distribution to “U.S. holders” (as defined below) of First American common shares. The following is based on the Code, the

Treasury regulations promulgated thereunder, and interpretations of the Code and Treasury regulations by the courts and the Internal Revenue Service, all as they exist as of the date of this information statement and all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this document.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of First American common shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds First American common shares, the tax treatment of a partner in such entity generally will depend on the status of the partners and the activities of the partnership. If you are a partner in a partnership holding First American common shares, please consult your tax advisor.

This discussion only addresses holders of First American common shares that are U.S. holders and hold such shares as a capital asset within the meaning of Section 1221 of the Code. This summary does not discuss all tax considerations that may be relevant to First American shareholders in light of their particular circumstances, nor does it address the consequences to First American shareholders subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, persons that are not U.S. holders, persons who acquire First American common shares pursuant to the exercise of employee stock options or otherwise as compensation, insurance companies, dealers or traders in securities, mutual funds, partnerships or other flow-through entities and their partners or members, U.S. expatriates, holders liable for the alternative minimum tax, holders whose functional currency is not the U.S. dollar, or holders who hold their First American common shares as part of a hedge, straddle, constructive sale or conversion transaction). In addition, this summary does not address any state, local or non-U.S. tax consequences of the transactions.

Each stockholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the distribution to that stockholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Principal U.S. Federal Income Tax Consequences of the Distribution to First American and Shareholders of First American

First American expects to receive a private letter ruling from the Internal Revenue Service substantially to the effect that, for U.S. federal income tax purposes, the distribution will qualify as tax free to First American and its stockholders under Sections 368(a)(1)(D) and 355 of the Code. In addition to obtaining the private letter ruling, First American expects to obtain an opinion from Deloitte Tax LLP regarding certain aspects of the transaction that are not covered by the IRS Ruling.

Assuming that the distribution qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code:

•

no gain or loss will be recognized by First American for U.S. federal income tax purposes as a result of the distribution, other than gain or income arising in connection with certain internal restructurings undertaken in connection with the distribution and with respect to any “excess loss account” or “intercompany transaction” required to be taken into account by First American under U.S. Treasury regulations relating to consolidated federal income tax returns;

•

no gain or loss will be recognized by, or be included in the income of, a holder of First American common shares for U.S. federal income tax purposes solely as the result of the receipt of shares of our common stock in the distribution, except with respect to any cash received in lieu of fractional shares;

•

for U.S. federal income tax purposes, the basis of the shares of InfoCo common shares and FinCo common stock in the hands of First American shareholders immediately after the distribution, including any fractional share interest for which cash is received, will be the same as the basis of the First American common shares immediately before the distribution, and will be allocated among the InfoCo common shares and shares of FinCo common stock, including any fractional share interest for which cash is received, in proportion to their relative fair market values on the date of the distribution;

•

the holding period for U.S. federal income tax purposes of shares of FinCo common stock received by a First American shareholder, including any fractional share interest for which cash is received, will include the holding period of the stockholder’s First American common shares, provided that such shares are held as a capital asset on the date of the distribution; and

•

a First American shareholder who receives cash in lieu of a fractional share in the distribution will be treated as having sold such fractional share for cash and generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash received and the First American shareholder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the stockholder’s holding period for its First American common shares exceeds one year.

The private letter ruling also is expected to provide that certain internal transactions undertaken in anticipation of the separation will qualify for favorable tax treatment under the Code, and First American expects to receive an opinion to the effect that those transactions and certain other internal transactions should qualify for favorable tax treatment.

If a First American shareholder holds different blocks of First American common shares (generally, First American common shares acquired on different dates or at different prices), such holder should consult its tax advisor regarding the determination of the basis and holding period of shares of FinCo common stock received in the distribution in respect of particular blocks of First American common stock.

Current U.S. Treasury regulations require each First American shareholder that is subject to U.S federal income tax reporting and that receives our common stock in the distribution to attach to his, her or its U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth such data as may be appropriate to show the applicability of Section 355 of the Code to the distribution.

Certain U.S. Federal Income Tax Consequences to First American and Stockholders of First American if the Distribution is Taxable

Although the private letter ruling generally is binding on the Internal Revenue Service, it is based on assumptions and representations made by First American that certain conditions that are necessary to obtain favorable tax treatment under the Code have been satisfied, and this ruling does not constitute an independent determination by the Internal Revenue Service that these conditions have been satisfied. If the factual representations and assumptions are incorrect in any material respect at the time of the distribution, the private letter ruling could be revoked retroactively or modified by the Internal Revenue Service. We are not aware of any facts or circumstances, however, that would cause these representations or assumptions to be untrue or incomplete in any material respect.

The opinion that First American expects to obtain from Deloitte Tax LLP is based on assumptions and representations made by First American. If these representations and assumptions are incorrect in any material respect, our ability to rely on the opinion would be jeopardized. The opinion represents Deloitte Tax LLP’s best judgment and is not binding on the Internal Revenue Service or any court. We cannot assure you that the Internal Revenue Service will agree with the conclusions expected to be set forth in the opinion, and it is possible that the Internal Revenue Service or another tax authority could adopt a position contrary to one or all of those conclusions and that a court could sustain that contrary position. We are not aware of any facts or circumstances, however, that would cause these representations or assumptions to be untrue or incomplete in any material respect.

If, notwithstanding the conclusions in the private letter ruling and the opinion, it is ultimately determined that the distribution does not qualify as tax-free for U.S. federal income tax purposes, then First American would recognize gain in an amount equal to the excess, if any, of the fair market value of our common stock distributed to First American shareholders on the distribution date over First American’s tax basis in such shares.

In addition, if, notwithstanding the conclusions in the private letter ruling and the opinion, it is ultimately determined that the distribution does not qualify as tax-free for U.S. federal income tax purposes, then each stockholder that is subject to U.S. federal income tax and who receives our common stock in the distribution could be treated as receiving a taxable distribution in an amount equal to the fair market value of such stock. You could be taxed on the full value of the stock that you receive, without reduction for any portion of your basis in your First American common shares, as a dividend for U.S. federal income tax purposes to the extent of your pro rata share of First American’s current and accumulated earnings and profits, including earnings and profits resulting from First American’s recognition of gain on the distribution. Because First American is expected to have significant earnings and profits at the time of the distribution, all or a substantial portion of the distribution could be taxable as a dividend. Under current law, assuming certain holding period and other requirements are met, individual citizens or residents of the United States are subject to U.S. federal income tax on dividends at a maximum rate of 15 percent. Amounts in excess of your pro rata share of First American’s current and accumulated earnings and profits could be treated as a non-taxable return of capital to the extent of your basis in your First American common shares and thereafter as capital gain, assuming you hold your First American common shares as capital assets. Under current law, individual citizens or residents of the United States are subject to U.S. federal income tax on long-term capital gains (that is, capital gains on assets held for more than one year) at a maximum rate of 15 percent. Certain First American shareholders would be subject to additional special rules governing taxable distributions, such as those that relate to the dividends received deduction and extraordinary dividends. A stockholder’s tax basis in FinCo’s common stock received in a taxable distribution generally would equal the fair market value of FinCo’s common stock on the distribution date, and the holding period for that stock would begin the day after the distribution date. The holding period for the stockholder’s InfoCo common shares would not be affected by the fact that the distribution was taxable.

Even if the distribution otherwise qualifies for tax-free treatment under Sections 368(a)(1)(D) and 355 of the Code, it may result in corporate level tax to First American under Section 355(e) of the Code if (a) 50 percent or more, by vote or value, of our common stock or InfoCo’s common stock are acquired or issued as part of a plan or series of related transactions that includes the distribution and (b) First American has gain in the stock of FinCo as of the date of the distribution (i.e., the fair market value of FinCo’s common stock distributed to First American shareholders on the distribution date exceeds First American’s tax basis in such common stock). Additionally, if Section 355(e) of the Code applies to the distribution, then in certain circumstances a subsidiary of First American that, in anticipation of the distribution, is engaging in an internal distribution transaction that is intended to be tax-free would be required to recognize the gain, if any, inherent in the stock of the distributee corporation as of the date of the transaction. Any acquisitions or issuances of First American’s common shares within two years before the distribution, and any acquisitions or issuances of our common stock or InfoCo’s common stock within two years after the distribution, generally are presumed to be part of such a plan or series of related transactions that includes the distribution, although we or InfoCo may be able to rebut that presumption. Prior to the distribution, First American will issue to FinCo and our principal title insurance subsidiary a number of shares that will result collectively in FinCo and such subsidiary owning approximately

$250 million of InfoCo’s issued and outstanding common shares following the distribution. We expect the amount of shares issued to represent approximately 10 percent of First American’s shares outstanding at the time of the issuance. In addition, in November 2009 First American issued approximately 9.5 million common shares in connection with its acquisition of the noncontrolling interest shares of its then publicly traded subsidiary, First Advantage Corporation. This represented approximately 9 percent of First American’s shares currently outstanding. If either of these issuances count towards the 50 percent limitation, this could hinder FinCo’s ability to issue additional shares during the two year period following the distribution. If an acquisition or issuance of our stock or InfoCo’s stock triggers the application of Section 355(e) of the Code, InfoCo would recognize gain equal to the excess, if any, of the fair market value of FinCo’s common stock distributed to First American shareholders on the distribution date over First American’s tax basis in such common stock). Additionally, in certain circumstances in which Section 355(e) of the Code is triggered, the subsidiary of FinCo that, in anticipation of the distribution, is undertaking an internal distribution transaction that is intended to be tax-free would be required to recognize gain, if any, inherent in the stock of the distributee corporation as of the date of the transaction. Notwithstanding the foregoing, the distribution would be tax-free to the First American shareholders, as described above.

Certain Consequences under the Tax Sharing Agreement if the Distribution or the Internal Transactions that are Expected to be Tax-free are Taxable or if there is an Increase in Taxes Arising from Taxable Internal Transactions

In connection with the distribution, FinCo and InfoCo will enter into a Tax Sharing Agreement pursuant to which FinCo and InfoCo will agree to be responsible for certain tax liabilities and obligations following the distribution. Under the Tax Sharing Agreement, InfoCo and FinCo will each generally be liable for one-half of the taxes as shown on the applicable tax return arising from the internal transactions that are expected to be taxable undertaken prior to the distribution. FinCo will agree to indemnify InfoCo for any taxes and costs that InfoCo incurs as a result of any action, misrepresentation or omission by us that causes the distribution or any internal transactions that are expected to be tax-free to fail to qualify for tax-free treatment under the Code or that causes an increase in taxes arising from the taxable internal transactions. In addition, InfoCo will similarly agree to indemnify FinCo for any taxes or costs that it causes us to incur as a result of each of its actions, misrepresentations or omissions that causes the distribution or certain internal transactions that are expected to be tax-free to fail to qualify for favorable tax treatment under the Code or that causes an increase in taxes arising from the taxable internal transactions. We also will be responsible for 50 percent of any taxes resulting from the failure of the distribution or certain internal transactions that are expected to be tax-free to qualify for favorable tax treatment under the Code or an increase in taxes arising from the taxable internal transactions, which failure is not due to the actions, misrepresentations or omissions of FinCo or InfoCo. In addition, even if we were not contractually required to indemnify InfoCo for tax liabilities if the distribution or certain internal transactions that are expected to be tax-free were to fail to qualify for favorable tax treatment under the Code or for increases in taxes arising from internal transactions that are expected to be taxable, we nonetheless may be legally liable under applicable U.S. federal income tax law for certain U.S. federal income tax liabilities incurred by U.S. affiliates of InfoCo if such affiliates were to fail to pay such tax liabilities. See “Relationship with InfoCo—Tax Sharing Agreement” for a more detailed discussion of the Tax Sharing Agreement.

The foregoing is a summary of certain U.S. federal income tax consequences of the distribution under current law and is for general information only. The foregoing does not purport to address all U.S. federal income tax consequences or tax consequences that may arise under the tax laws of other jurisdictions or that may apply to particular categories of stockholders. Each First American shareholder should consult his, her or its tax advisor as to the particular tax consequences of the distribution to such stockholder, including the application of U.S. federal, state, local and non-U.S. tax laws, and the effect of possible changes in tax laws that may affect the tax consequences described above.

Market for Common Stock

A public market for FinCo’s common stock does not yet exist. A condition to the distribution is the listing on the NYSE of FinCo’s common stock. We expect to adopt First American’s stock symbol after the separation and have our common stock listed on the NYSE under the symbol “FAF.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date and continuing through the distribution date, there will be two markets in First American common shares: a “regular-way” market and an “ex-distribution” market. First American common shares that trade on the regular-way market will trade with an entitlement to FinCo common stock to be distributed pursuant to the distribution. Shares that trade on the ex-distribution market (essentially an InfoCo market prior to the distribution) will trade without an entitlement to FinCo common stock to be distributed pursuant to the distribution. Therefore, if you sell First American common shares in the “regular-way” market up to and including the distribution date, you will not receive FinCo common stock in the distribution. If you own First American common shares at the close of business on the record date and sell those shares on the “ex-distribution” market, up to and including the distribution date, you will receive the shares of FinCo common stock that you would be entitled to receive pursuant to your ownership of First American common shares because you owned these shares of common stock at the close of business on the record date.

Furthermore, we anticipate that, beginning on or shortly before the record date and continuing through the distribution date, there will be a “when-issued” market in FinCo’s common stock. “When-issued” trading refers to a sale or purchase made conditionally, because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for FinCo’s common stock that will be distributed to First American shareholders on the distribution date. If you owned First American common shares at the close of business on the record date, you would be entitled to our common stock distributed pursuant to the distribution. You may trade this entitlement to our common stock, without the First American common shares you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to FinCo’s common stock will end and “regular-way” trading will begin.

Conditions to the Distribution

We expect that the distribution will be effective on [—], 2010, the distribution date, provided that, among other conditions described in this information statement, the following conditions shall have been satisfied or, if permissible under the Separation and Distribution Agreement, waived by First American:

•

The Securities and Exchange Commission shall have declared effective FinCo’s Registration Statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, no stop order relating to the Registration Statement shall be in effect and this information statement shall have been mailed to holders of First American common shares.

•

First American shall have received a private letter ruling from the Internal Revenue Service substantially to the effect that the distribution will qualify as a tax-free reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code.

•	First American and FinCo shall have received all necessary approvals from applicable insurance, banking and other regulators of FinCo’s businesses.

•

First American shall have received the opinion discussed above under “Principal U.S. Federal Income Tax Consequences of the Distribution to First American and Stockholders of First American” from Deloitte Tax LLP regarding the tax-free status of the distribution for U.S. federal income tax purposes to the extent that such matter is not addressed by the IRS Ruling.

•

FinCo shall have entered into a new senior secured credit facility with available borrowing capacity of approximately $400 million, of which $200 million is expected to be drawn in connection with the separation, as further described in “Description of Material Indebtedness.”

•

First American shall have issued to FinCo and our principal title insurance subsidiary a number of shares that will result collectively in FinCo and such subsidiary owning approximately $250 million of InfoCo’s issued and outstanding common shares following the distribution, as described below under “Relationship with InfoCo—Ownership of InfoCo Shares.”

•

FinCo shall have transferred a total of $143 million, $43 million of which was transferred on December 31, 2009, in cash to First American and its joint venture partner in connection with the anticipated purchase of the noncontrolling interest in one of First American’s joint ventures;

•	The listing of FinCo’s common stock on the NYSE shall have been approved, subject to official notice of issuance.

•

All permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of other non-U.S. jurisdictions in connection with the distribution shall have been received.

•

First American’s board of directors shall have received an opinion from Duff & Phelps, in form and substance satisfactory to the board of directors, regarding InfoCo’s solvency and adequacy of capital immediately after the distribution, and an opinion of Gibson, Dunn & Crutcher LLP that, upon the distribution, the shares of our common stock will be validly issued, fully paid and non-assessable.

•	All material governmental approvals and other material consents, including consents from noteholders and lenders, if any, necessary to consummate the distribution shall have been received.

•

No order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement, shall be in effect.

The fulfillment of the foregoing conditions does not create any obligation on First American’s part to effect the distribution. First American’s board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date. First American has the right not to complete the distribution if, at any time, First American’s board of directors determines, in its sole discretion, that the distribution is not in the best interests of First American or its stockholders.

Opinion of Duff & Phelps

The draft form of opinion of Duff & Phelps to be issued in connection with the separation is attached to this information statement as Annex A. The ultimate delivery of Duff & Phelps’s opinion is subject to satisfactory completion of its due diligence and financial analysis. First American expects that Duff & Phelps will confirm its opinion immediately prior to the completion of the separation. The opinion will set forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Duff & Phelps in connection with the opinion. You should read the opinion carefully and in its entirety. Duff & Phelps’s opinion will be delivered for the information and assistance of First American’s board of directors in connection with its consideration of the separation.

As background for its analysis, Duff & Phelps has met with key managers to discuss, in detail, the history, current operations and future outlook for InfoCo. Duff & Phelps’s financial analysis and related solvency opinion will be based on, among other things, available historical and projected financial statements and operating data for First American provided by its management and advisors, an estimate of the post-spin-off cash balance of InfoCo provided by First American’s management or otherwise publicly available sources of information. Duff & Phelps will review transaction documentation relating to the spin-offs, including this information statement. Duff & Phelps will review industry and comparative public company financial data, to the extent available, obtained from published or other available sources. Duff & Phelps will use generally accepted valuation and analytical techniques as the basis for its analysis and solvency opinion.

With regard to the rendering of its solvency opinion, First American asked Duff & Phelps to determine whether, as of the date of its opinion, after giving effect to the distribution:

•	the fair saleable value of InfoCo’s assets exceeds the value of its liabilities, including all contingent and other liabilities;

•	InfoCo will not have an unreasonably small amount of capital for the businesses in which it is engaged or in which management has indicated it intends to engage;

•	InfoCo will be able to pay its liabilities, including all contingent and other liabilities, as they become due; and

•

relying on the financial statements of InfoCo and determining the value of the assets and liabilities of InfoCo and the property distributed based on the value of such assets, liabilities and property as reflected on the financial statements of InfoCo in accordance with generally accepted accounting principles, InfoCo meets the requirements set forth within Sections 500 and 501 of the California Corporations Code.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to First American’s shareholders who are entitled to receive FinCo common stock in the distribution. The information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any securities. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither First American nor FinCo undertakes any obligation to update such information except in the normal course of their respective public disclosure obligations or as required by law.

TRADING MARKET

A public market for shares of FinCo common stock does not yet exist. An active trading market may not develop or be sustained. We expect, however, that a limited market for shares of FinCo common stock, commonly known as a “when-issued” trading market, will develop on or shortly before the record date and continue through the distribution date. We expect to adopt the stock symbol of First American after the distribution and have our common stock listed on the NYSE under the symbol “FAF.”

We cannot predict the prices at which shares of FinCo common stock may trade before the distribution on a “when-issued” basis or after the distribution. Those prices will be determined by the marketplace and may be significantly below the book value per share of FinCo’s common stock. Prices at which trading in shares of FinCo’s common stock occurs may fluctuate significantly. Those prices may be influenced by many factors, including quarter to quarter variations in FinCo’s actual or anticipated financial results or those of other companies in the industry in which it operates or the markets that it serves, investor perception of FinCo and its industry and general economic and market conditions. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price of many stocks and that have often been unrelated or disproportionate to the operating performance of these companies. These are just some factors that may adversely affect the market price of shares of FinCo’s common stock. See “Risk Factors—Risks Relating to Our Common Stock—There is no existing market for shares of FinCo common stock and a trading market that will provide you with adequate liquidity may not develop. In addition, once shares of FinCo’s common stock begin trading, the market price of FinCo stock may fluctuate widely.”

DIVIDENDS

Following the distribution, we expect that FinCo initially will pay approximately $25 million per year in dividends to holders of its common stock. As a holding company, FinCo will depend on distributions from its subsidiaries to declare and pay dividends, and insurance and other regulations limit the amount of dividends, loans and advances available from its insurance subsidiaries. The timing, declaration and payment of future dividends, however, falls within the discretion of FinCo’s board of directors and will depend upon many factors, including FinCo’s financial condition and earnings, the capital requirements of our businesses, industry practice, restrictions imposed by applicable law and any other factors the board of directors deems relevant from time to time. In addition, FinCo’s credit facility limits its ability to pay dividends, as follows: If FinCo’s senior, unsecured long-term debt rating is lower than “Baa3” by Moody’s or lower than “BBB-” by S&P or is not rated by either Moody’s or S&P (unless at the time FinCo’s senior, unsecured long-term debt is rated “Ba2” or better by Moody’s and “BB” or better by S&P and the commitments under the credit facility are equal to or less than $200 million), then FinCo’s ability to pay dividends, make other restricted payments (as defined) and make certain investments during any fiscal year will be limited to the sum of $50,000,000 plus 50 percent of cumulative net income from the separation date.

CAPITALIZATION

The following table presents our capitalization at December 31, 2009, on a historical basis and on an unaudited pro forma basis for the separation. Pro forma for the separation includes our anticipated post-separation capital structure and the impact of the separation financing transactions. The separation and our anticipated post-separation capital structure are described in the notes to the Unaudited Pro Forma Condensed Combined Balance Sheet under the Unaudited Pro Forma Condensed Combined Financial Statements and are presented as if the separation and the related transactions and events had been consummated on December 31, 2009.

The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information, and we believe such assumptions are reasonable under the circumstances.

This table should be read in conjunction with “Selected Historical Combined Financial and Other Data,” “Description of Material Indebtedness,” “Description of Share Capital,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the combined financial statements for FinCo and the “Unaudited Pro Forma Condensed Combined Financial Statements” and accompanying notes included in this information statement.

The table below is not necessarily indicative of what our capitalization would have been had the distribution and separation been completed on the date assumed. The capitalization table below may not reflect the capitalization or financial condition which would have resulted had we been operating as an independent, publicly traded company at that date and is not necessarily indicative of our future capitalization or financial condition. The capitalization reflects the impact of separation financing transactions, including replacing the allocated portion of First American debt with a new credit facility.

	December 31, 2009
	Historical	Pro Forma for the Separation
	(in thousands)
Indebtedness:
Notes and contracts payable	$119,313	$119,313
Allocated portion of First American debt	140,000	—
New credit facility (Note A)	—	200,000

Total indebtedness	259,313	319,313

Equity:
Common stock (Note B)	—	—
Additional paid in capital	—	1,969,828
First American’s invested equity (Note B)	2,167,291	—
Accumulated other comprehensive loss	(147,491)	(165,645)
Noncontrolling interests	13,051	13,051

Total equity	2,032,851	1,817,234

Total capitalization	$2,292,164	$2,136,547

Note A—We have entered into a new credit facility that, immediately following the separation, will have available credit of $400.0 million, for which we anticipate drawing $200.0 million on the separation date. The funds received from this credit facility will be used to pay down the allocated portion of First American debt.

Note B—Represents the issuance of approximately 103,283,000 shares of FinCo common stock at a par value of $0.00001 per share (assuming a distribution ratio of one share of FinCo common stock for every one share of outstanding First American common stock).

SELECTED HISTORICAL COMBINED FINANCIAL AND OTHER DATA

The selected historical combined financial data for First American Financial Corporation (“FinCo”) for the five-year period ended December 31, 2009, have been derived from the combined financial statements of FinCo. The selected historical combined financial data should be read in conjunction with the Combined Financial Statements and notes thereto and Management’s Discussion and Analysis included elsewhere in this information statement.

Our selected historical combined financial data may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, including changes that will occur in our operations and capitalization as a result of our separation from First American.

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands, except percentages)
Revenues	$4,046,834	$4,367,725	$6,076,132	$6,685,587	$6,465,870
Net income (loss)	$134,277	$(72,482)	$(122,446)	$213,692	$402,215
Net income attributable to noncontrolling interests	$11,888	$11,523	$20,537	$23,875	$27,471
Net income (loss) attributable to FinCo	$122,389	$(84,005)	$(142,983)	$189,817	$374,744
Total assets	$5,530,281	$5,720,757	$5,354,531	$5,658,505	$5,270,320
Notes and contracts payable	$119,313	$153,969	$306,582	$372,338	$360,437
Allocated portion of First American debt (Note A)	$140,000	$140,000	$—	$—	$—
Invested equity (Note B)	$2,019,800	$1,891,841	$1,930,774	$2,564,369	$2,549,170
Return on average invested equity	6.3%	(4.4)%	(6.4)%	7.4%	16.8%
Other operating data:
Title orders opened (Note C)	1,991	1,961	2,402	2,510	2,700
Title orders closed (Note C)	1,503	1,399	1,697	1,866	2,017
Number of employees (Note D)	13,963	15,147	19,783	23,418	24,416

Note A—We were allocated $140.0 million from First American’s line of credit in June and July 2008 as this amount directly relates to our operations. First American drew on its line of credit and transferred the cash to our subsidiary in 2008 to fund our subsidiary’s statutory capital and surplus.

Note B—Invested equity refers to the combined net assets of FinCo which reflects First American’s combined investment in FinCo and excludes noncontrolling interests.

Note C—Title order volumes are those processed by our direct title operations and do not include orders processed by agents.

Note D—Number of employees in 2009, 2008, 2007, 2006 and 2005 is based on actual employee headcount, including employees of unconsolidated subsidiaries.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements of FinCo present the historical financial statements of FinCo with adjustments to give effect to the separation from First American, including the transfer of cash and other assets to First American as well as the incurrence of incremental debt of approximately $60 million (including the interest expense related to the debt), and the issuance of share capital. The unaudited pro forma condensed combined balance sheet as of December 31, 2009 is presented as if the separation of FinCo and the related financing transactions had been completed on December 31, 2009. The unaudited pro forma condensed combined income statement for the year ended December 31, 2009 is presented as if the separation of FinCo and related financing transactions had been completed on January 1, 2009. Additionally, for purposes of the unaudited pro forma condensed combined income statement we have assumed the completion of the buy-in of the noncontrolling interests in certain of our businesses, which was completed in December 2009 and was a requirement to effect the separation, occurred as of January 1, 2009. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. While such adjustments are subject to change based upon the finalization of the terms of the separation and the underlying separation agreements, in management’s opinion, the pro forma adjustments have been developed on a reasonable and rational basis.

For the year ended December 31, 2009, First American allocated to us general corporate expenses in the amount of $57.0 million. General corporate expenses include, but are not limited to, costs related to finance, legal, information technology, human resources, communications, procurement, facilities, employee benefits and incentives, and stock-based compensation. Effective with the separation, we will assume responsibility for all of these functions and related costs and anticipate our costs as a stand-alone entity will be higher than those allocated to us. In the first year following the separation, these operating costs are estimated to be approximately $10.5 million to $12.0 million higher than the general corporate expenses historically allocated from First American. No pro forma adjustments have been made to our financial statements to reflect the additional costs and expenses described in this paragraph because they are projected amounts based on judgmental estimates and, as such, are not includable as pro forma adjustments in accordance with the requirements of Rule 11-02 of Regulation S-X.

As of December 31, 2009, we have reserves of $18.1 million for litigation specific to our business included in our historical combined financial statements which are separate and distinct from the commercial and corporate level litigation of First American for which we will share in the cost of resolution in accordance with the terms of the separation agreement. These contingent corporate liabilities primarily relate to the consolidated securities litigation and actions with respect to the separation plan or the distribution. As summarized under “Relationship With InfoCo—Separation and Distribution Agreement,” FinCo will assume 50 percent of specified contingent and other corporate liabilities of First American, which relate primarily to certain commercial and corporate-level litigation that First American is party to and which, based on an assessment of each case, First American believes it is appropriate for both FinCo and InfoCo to share equally in the resolution of such litigation. Currently, based on the most recent review of each case, First American has determined that under generally accepted accounting principles there are no reserves necessary for these contingent and corporate liabilities. First American has assigned the responsibility to manage each case to either FinCo or InfoCo and the responsible entity will determine the ultimate total liability, if any, related to the cases; we will record our share of such liability when the responsible party determines a reserve is necessary in accordance with generally accepted accounting principles. Based on the results of these assessments to date, we have not included any pro forma adjustments for those contingent liabilities.

As part of the separation, we will enter into transition services agreements with First American for the provision of certain corporate level services. There is uncertainty regarding how much, if any, those service agreements will be utilized and therefore the level of expected costs (the fees to be paid will be predominantly based on usage, such as hourly rates or per item costs, as opposed to predetermined fees). Given these factors, we have not included any amounts related to the agreements in the pro forma condensed combined financial statements, as we do not believe that any such amounts would meet the “factually supportable” and “ongoing impact on the financial statements” criteria established for pro forma adjustments. As it relates to the ongoing commercial relationships that will be in place between us and InfoCo (primarily related to purchases and sales of data and other settlement services), the terms and conditions of the ongoing commercial relationships are expected to be materially consistent with the terms and conditions currently in place between the two organizations and reflected in our historical combined financial statements. As a result, we do not anticipate any material changes to our results of operations and therefore do not believe any adjustment to the pro forma condensed combined income statement is required

These unaudited pro forma condensed combined financial statements should be read in conjunction with our “Management’s Discussion and Analysis” and our audited combined financial statements and accompanying notes included in this information statement. The unaudited pro forma condensed combined financial statements are not necessarily indicative of the results of operations or financial position of FinCo that would have been reported had the separation been completed as of the dates presented, and are not necessarily representative of the future consolidated results of operations or financial position of our company.

First American Financial Corporation

Unaudited Pro Forma Condensed Combined Balance Sheet

December 31, 2009

(in thousands)

	As Reported	Pro Forma Adjustments		Pro Forma Total
Assets
Cash and cash equivalents	$583,028	$(106,400	)(1),(7)	$476,628
Accounts and accrued income receivable, net	239,166	—		239,166
Income tax receivable	27,265	—		27,265
Investments:
Deposits with savings and loan associations and banks	123,774	—		123,774
Debt securities	1,838,719	—		1,838,719
Equity securities	51,020	250,000	(2)	301,020
Other long-term investments	275,275	(80,295	)(3 b,c)	194,980
Related party notes receivable	187,825	(164,825	)(3 a,d)	23,000
		—
Loans receivable, net	161,897	—		161,897
Property and equipment, net	358,571	(16,254	)(4)	342,317
Title plants and other indexes	488,135	—		488,135
Deferred income taxes	101,818	12,204	(6)	114,022
Goodwill	800,986	—		800,986
Other intangible assets, net	78,892	—		78,892
Other assets	213,910	6,400	(7)	220,310

Total Assets	$5,530,281	$(99,170)		$5,431,111

Liabilities and Stockholder's Equity
Demand deposits	1,153,574	$—		$1,153,574
Accounts payable and accrued liabilities	699,766	16,247	(5)	716,013
Related party payable, net	12,264	—		12,264
Deferred revenue	144,756	—		144,756
Reserve for known and incurred but not reported claims	1,227,757	—		1,227,757
Deferred income taxes	—	40,200	(6)	40,200
Notes and contracts payable	119,313	200,000	(7)	319,313
Allocated portion of First American debt	140,000	(140,000	)(7)	—

Total Liabilities	3,497,430	116,447		3,613,877

Invested Capital
Common stock	—	—	(9)	—
Additional paid in capital	—	1,969,828	(9)	1,969,828
First American's invested equity	2,167,291	(2,167,291	)(8),(9)	—
Accumulated other comprehensive loss	(147,491)	(18,154	)(5)	(165,645)
Noncontrolling interests	13,051	—		13,051

Total Equity	2,032,851	(215,617)		1,817,234

Total Liabilities and Stockholder's Equity	$5,530,281	$(99,170)		$5,431,111

(1)	As a condition of consummating the separation, First American will purchase the noncontrolling interest in a joint venture. We are required to fund a portion of the buyout and this amount represents the cash payment of $100 million that we anticipate making to First American to fund our share of First American’s purchase of the noncontrolling interest in the joint venture. This noncontrolling interest is not part of our historical combined financial statements as of December 31, 2009.

(2)	As a condition to the separation, we will be transferred a $250 million ownership interest in the common stock of InfoCo which we will account for as a marketable equity security. The $250 million investment is expected to represent approximately a 10% ownership interest in InfoCo.
(3)	The pro forma adjustment to other long-term investments and related party notes receivable is comprised of several items:
a.	First, there are approximately $187.8 million of notes receivable from The First American Corporation recorded in our historical financial statements which reflect a loan we made to First American. At the separation, the corresponding note payable recorded by First American will be transferred to us and eliminated against our notes receivable.
b.	Second, there are approximately $9.7 million of investment assets held by First American that have not been attributed to FinCo for purposes of the historical financial statements as they were held for general investment purposes and not specifically for our benefit. The investments will be transferred to FinCo at the separation and we are therefore including those investment assets.
c.	Third, there are several investments in affiliates held by us, with investment balances totaling $90.0 million, that we have agreed to transfer to InfoCo upon the consummation of the separation and we are eliminating those investment assets.
d.	Fourth, First American’s defined pension benefit plans, which are currently underfunded, will be assumed by FinCo and the obligation related to the InfoCo employees will be transferred as well (see Note 5 below). Upon the consummation of the separation, we will be issued a note receivable from InfoCo of approximately $23 million that represents the net present value of the unfunded portion of the liability associated with the InfoCo employees as well as administrative costs associated with administering the plan for those employees. The note will bear interest at a fixed rate, expected to be approximately 6.52%, and have a maturity date of May 31, 2017. We believe that the fixed rate is a market rate for similar instruments.
(4)	The pro forma adjustment represents the transfer to InfoCo of certain real estate property assets, net, that under the terms of the separation agreement InfoCo will retain but have historically been used in our business and included in our historical combined balance sheet.
(5)	As referenced in Note 3d, upon separation the entire obligation associated with First American’s defined benefit plans will be assumed by FinCo. Our historical financial statements reflect the accounting for the pension obligation attributable to our employees that is expected to be transferred to us upon separation. Under the terms of the separation agreements, we will assume the pension obligation associated with all First American employees and InfoCo will fund the obligation relating to the InfoCo employees as of the spin off date by issuance of a note receivable. The pro forma adjustment represents the incremental net pension liability of $16.2 million and incremental accumulated other comprehensive loss of $18.2 million related to those plans that are currently not attributed to FinCo for purposes of the historical financial statements as these amounts are attributable to employees of InfoCo and The First American Corporation. The actual pension liability and associated other comprehensive loss will be finalized at the separation date.
(6)	This adjustment represents the income tax effects of the pro forma adjustments at the expected statutory tax rates.
(7)	In connection with the separation, we have entered into a new credit facility that, immediately following the separation, will have available credit of $400.0 million, for which we anticipate drawing $200.0 million in connection with the separation, with an interest rate of LIBOR plus 275 basis points. The funds received from this credit facility will be used to pay down $200.0 million of First American’s existing credit facility that will expire upon consummation of the separation transaction. We currently have $140.0 million of the First American credit facility attributed to us in the historical financial statements and this pro forma adjustment represents the reclassification of our allocated First American debt to notes payable and the incremental $60.0 million in debt we will incur as part of the separation. This pro forma adjustment also reflects the $60.0 million payment as a distribution to First American through our invested equity. The effective interest on the new credit facility is expected to be 4.07%, which includes the amortization of the anticipated fees and costs associated with obtaining the credit facility. We have used 0.25% as the base LIBOR borrowing rate which is the current 90 day LIBOR rate. Additionally, we have included an adjustment to record deferred financing fees of $6.4 million.
(8)	The pro forma adjustment represents the net impact of the pro forma entries on our invested equity balance.
(9)	Represents the issuance of approximately 103,283,000 shares of FinCo common stock at a par value of $0.00001 per share (assuming a distribution ratio of one share of FinCo common stock for every share of outstanding First American common stock).

First American Financial Corporation

Unaudited Pro Forma Condensed Combined Income Statement

Year Ended December 31, 2009

(in thousands)

	As Reported	Pro Forma Adjustments		Pro Forma Total
Revenues:
Operating revenues	$3,938,616	$—		$3,938,616
Investment and other income	108,218	(11,657	)(1)	96,561

Total Revenues	4,046,834	(11,657)		4,035,177

Salaries and other operating expenses	3,740,195	1,530	(2),(3)	3,741,725
Depreciation and amortization	82,475	(463	)(4)	82,012
Interest	19,819	2,772	(5)	22,591

Total Expenses	3,842,489	3,839		3,846,328

Income before income taxes	$204,345	(15,496)		188,849
Income tax expense/(benefit)	70,068	(3,639	)(6)	66,429

Net income	134,277	(11,857)		122,420
Less: Net income attributable to noncontrolling interests	11,888	(7,342	)(7)	4,546

Net income attributable to FinCo	$122,389	$(4,515)		$117,874

Pro forma net income per share—basic (8)				1.14

Pro forma weighted average shares outstanding (8)				103,283

(1)	The pro forma adjustment represents the net impact of:
a.	the elimination of the historical interest income associated with the notes receivable (see Note 3a to the unaudited pro forma condensed combined balance sheet) from First American of $11.0 million for the year ended December 31, 2009;
b.	the elimination of the historical equity in earnings from affiliates for certain investments that will not be retained after the separation date of $0.3 million for the year ended December 31, 2009;
c.	the elimination of lease income of $2.0 million for the year ended December 31, 2009 earned on certain real estate property assets that will be transferred to First American;
d.	interest income of $1.6 million to be earned on the note receivable from InfoCo related to the defined benefit plans (see Note 3d to the unaudited pro forma condensed combined balance sheet above).
(2)	The pro forma adjustment represents the incremental pension expense associated with the InfoCo and First American employees of $1.5 million for the year ended December 31, 2009 (See Note 5 to the unaudited pro forma condensed combined balance sheet).
(3)	The historical amounts include an allocation of First American corporate expenses. These costs may not be representative of the future costs we will incur as a separate public company. No pro forma adjustments have been made to our pro forma financial statements to reflect the additional costs and expenses described in this paragraph because they are projected amounts based on judgmental estimates and, as such, are not includable as pro forma adjustments in accordance with the requirements of Rule 11-02 of Regulation S-X. We estimate the incremental costs associated with operating as a separate public company to be between $10.5 million to $12.0 million, relating to staff additions and other infrastructure costs. These amounts were estimated using First American historical costs adjusted for current market conditions as applicable.
(4)	The pro forma adjustment relates to the elimination of the historical depreciation and amortization on the real estate property that will be transferred to First American at the separation date.
(5)

The pro forma adjustment represents the incremental interest expense and amortization of deferred financing costs associated with our new credit facility, which we anticipate will have $200 million of borrowings outstanding at the separation date (see further discussion at Footnote 7 to the unaudited pro forma condensed combined balance sheet above). We anticipate that the borrowings will bear interest at 90 day LIBOR plus 275 basis points. The adjustment assumes an average principal amount outstanding of $200 million and a weighted average interest rate of approximately 4.07% on the aggregate borrowings based on a 90 day LIBOR rate of 0.25%. A change of one-eighth of 1% (12.5 basis points) in the interest rate associated with these borrowings would result in additional annual interest expense of approximately $0.3 million (in the case of an increase to the rate) or an annual reduction to interest expense of approximately $0.3 million (in the case of a decrease in the rate).
(6)	This amount represents the estimated income tax impact of the pro forma adjustments using the statutory rate of 40.2%.
(7)	In preparation for and as a condition to the consummation of the separation, in the fourth quarter of 2009, we purchased the noncontrolling interests in certain of our businesses. For purposes of these pro forma financial statements, we have assumed the purchase occurred on January 1, 2009 and therefore we have eliminated the net income attributable to noncontrolling interests associated with those businesses.
(8)	Pro forma net income per share is calculated using 103,283,000 outstanding shares of First American as of December 31, 2009 because upon the completion of the separation, the number of our shares of outstanding common stock is expected to equal the number of First American outstanding shares on the record date of the distribution. The calculation of earnings per share assumes that the shares were issued and outstanding as of January 1, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the “Selected Historical Combined Financial and Other Data”, and the “Combined Financial Statements” for FinCo, included elsewhere in this information statement. The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this information statement, particularly in “Risk Factors” and “Special Note About Forward-Looking Statements.”

This Management’s Discussion and Analysis contains certain financial measures, in particular the presentation of certain balances excluding the impact of acquisitions and other non-recurring items, that are not presented in accordance with generally accepted accounting principles (“GAAP”). We are presenting these non-GAAP financial measures because they provide us and readers of this information statement with additional insight into our operational performance relative to earlier periods and relative to our competitors. We do not intend for these non-GAAP financial measures to be a substitute for any GAAP financial information. Readers of this information statement should use these non-GAAP financial measures only in conjunction with the comparable GAAP financial measures.

Overview

We are engaged in the business of providing financial services through our title insurance and services segment and our specialty insurance segment. The title insurance and services segment provides title insurance, escrow and similar or related financial services domestically and internationally in connection with residential and commercial real estate transactions, manages title plants and provides imaged real estate documents to our customers. It also provides thrift, trust and advisory services. The specialty insurance segment issues property and casualty insurance policies and sells home warranty products. In addition, our corporate division consists of certain financing facilities as well as the corporate services that support FinCo’s business operations.

Separation from First American

On January 15, 2008, First American announced that its board of directors had approved a plan to separate First American into two independent publicly traded companies, one consisting of First American’s financial services businesses, FinCo, and one for its information solutions businesses, InfoCo. First American expects to accomplish this by way of a dividend distribution of the common stock of FinCo, First American’s wholly owned subsidiary, to First American’s shareholders. Immediately following the distribution, First American shareholders will own 100 percent of the outstanding common stock of FinCo. Prior to the distribution, certain internal transactions will occur so that FinCo directly or indirectly owns all of First American’s financial services businesses (i.e., the businesses for which financial information is presented herein). The remaining entity, InfoCo, will own all of First American’s remaining information solutions businesses. FinCo will adopt the “FAF” ticker symbol and its shares of common stock will be traded on the New York Stock Exchange under that symbol. InfoCo will change its name and ticker symbol following the separation.

The consummation of the separation is subject to various closing conditions, including the effectiveness of the Registration Statement on Form 10 of which this information statement is a part, receipt of approvals from domestic and international insurance regulators and the approval of banking regulators, some of which have already been received, receipt of a favorable ruling from the Internal Revenue Service as to the tax-free nature of the transaction and the final approval of First American’s board of directors, among others. While many of these conditions are outside of First American’s control, we and First American currently expect to complete the separation in the second quarter of 2010, with a target date of June 1, 2010.

Basis of Presentation

Our historical financial statements include assets, liabilities, revenues and expenses directly attributable to our operations. Our historical financial statements reflect allocations of certain corporate expenses from First American. These expenses have been allocated to us on a basis that we consider to reflect fairly or reasonably the utilization of the services provided to or the benefit obtained by our businesses. Our historical financial statements do not reflect the debt or interest expense we might have incurred if we had been a stand-alone entity. In addition, we expect to incur other expenses, not reflected in our historical financial statements, as a result of being a separate publicly traded company. As a result, our historical financial statements do not necessarily reflect what our financial position or results of operations would have been if we had been operated as a stand-alone public entity during the periods covered, and may not be indicative of our future results of operations and financial position.

Our combined financial statements have been prepared in accordance with generally accepted accounting principles and have been derived from the consolidated financial statements of First American and represent carve-out stand-alone combined financial statements. The combined financial statements include items attributable to FinCo and allocations of general corporate expenses from First American.

Our historical financial statements reflect allocations of corporate expenses from First American for certain functions provided by First American, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, compliance, facilities, procurement, employee benefits, and share-based compensation. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of net revenue, domestic headcount or assets or a combination of such drivers. Both we and First American consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly-traded company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. Following the separation, we will perform these functions using our own resources or purchased services. For an interim period, however, some of these functions will continue to be provided by First American under the transition services agreements. In addition to the transition services agreements, we will enter into a number of commercial agreements with First American in connection with the separation, many of which are expected to have terms longer than one year.

A portion of First American’s consolidated debt has been allocated to us based on amounts directly incurred for our benefit. Interest expense has been allocated in the same proportions as debt. Both we and First American believe the allocation basis for debt and interest expense is reasonable. However, these amounts may not be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company for the periods presented. See Note 10 Notes and Contracts Payable and Allocated Portion of First American Debt to the combined financial statements for further discussion of our long-term obligations.

Reportable Segments

We consist primarily of First American’s title insurance and services segment and its specialty insurance segment. We consist of the following reportable segments and a corporate function:

•

Our title insurance and services segment issues title insurance policies on residential and commercial property in the United States and offers similar products and services internationally. This segment also provides escrow and closing services, accommodates tax-deferred exchanges of real estate and provides investment advisory, trust, lending and deposit services. This segment is also in the business of maintaining, managing and providing access to automated title plant records and images that may be owned by us or other parties. We, through our principal title insurance subsidiary and such subsidiary’s affiliates, transact our title insurance business through a network of direct operations and agents. Through this network, we issue policies in the 49 states that permit the issuance of title insurance policies and the District of Columbia. In Iowa, we provide title abstracts only because title insurance is not permitted by law. We also offer title insurance and similar products, as well as related services, either directly or through joint ventures in foreign countries, including Canada, the United Kingdom and various other established and emerging markets. The international operations account for an immaterial amount of our income before income taxes.

•

Our specialty insurance segment issues property and casualty insurance policies and sells home warranty products. The property and casualty insurance business provides insurance coverage to residential homeowners and renters for liability losses and typical hazards such as fire, theft, vandalism and other types of property damage. This business is licensed to issue policies in all 50 states and actively issues policies in 43 states. In its largest market, California, it also offers preferred risk auto insurance to better compete with other carriers offering bundled home and auto insurance. The home warranty business provides residential service contracts that cover residential systems and appliances against failures that occur as the result of normal usage during the coverage period. This business currently operates in 34 states and the District of Columbia.

The corporate division consists of certain financing facilities as well as the corporate services that support our business operations.

Critical Accounting Policies and Estimates

We consider the accounting policies described below to be critical in the preparation of our combined financial statements. These policies require us to make estimates and judgments that affect the reported amounts of certain assets, liabilities, revenues, expenses and related disclosures of contingencies. See Note 1 Description of FinCo to the combined financial statements for a more detailed description of our accounting policies.

Revenue recognition. Title premiums on policies issued directly by us are recognized on the effective date of the title policy and escrow fees are recorded upon close of the escrow. Revenues from title policies issued by independent agents are recorded when notice of issuance is received from the agent, which is generally when cash payment is received by us. Revenues earned by our title plant management business are recognized at the time of delivery, as we have no significant ongoing obligation after delivery. Revenues from home warranty contracts are recognized ratably over the 12-month duration of the contracts. Revenues from property and casualty insurance policies are also recognized ratably over the 12-month duration of the policies. Interest on loans of our thrift subsidiary is recognized on the outstanding principal balance on the accrual basis. Loan origination fees and related direct loan origination costs are deferred and recognized over the life of the loan. Revenues earned by the other products in our trust and banking operations are recognized at the time of delivery, as we have no significant ongoing obligation after delivery.

Provision for title losses. We provide for title insurance losses by a charge to expense when the related premium revenue is recognized. The amount charged to expense is generally determined by applying a rate (the loss provision rate) to title insurance premiums, escrow and other related fees. We estimate the loss provision rate at the beginning of each year and reassess the rate quarterly to ensure that the resulting incurred but not reported (“IBNR”) loss reserve and known claims reserve included in our combined balance sheets together reflect our best estimate of the total costs required to settle all IBNR and known claims. If the ending IBNR reserve is not considered adequate, an adjustment is recorded.

The process of assessing the loss provision rate and the resulting IBNR reserve involves evaluation of the results of both an in-house actuarial review and independent actuarial analysis. Our in-house actuary performs a reserve analysis utilizing generally accepted actuarial methods that incorporate cumulative historical claims experience and information provided by in-house claims and operations personnel. Current economic and business trends are also reviewed and used in the reserve analysis. These include real estate and mortgage markets conditions, changes in residential and commercial real estate values, and changes in the levels of defaults and foreclosures that may affect claims levels and patterns of emergence, as well as any company-specific factors that may be relevant to past and future claims experience. Results from the analysis include, but are not limited to, a range of IBNR reserve estimates and a single point estimate for IBNR as of the balance sheet date.

For recent policy years at early stages of development (generally the last three years), IBNR was determined by applying an expected loss rate to title insurance premiums, escrow and other related fees and adjusting for policy year maturity using the estimated loss development pattern. The expected loss rate is based on historical experience and the relationship of the history to the applicable policy years. This is a generally accepted actuarial method of determining IBNR for policy years at early development ages, and when claims data reflects unusual impacts. IBNR calculated in this way differs from the IBNR a multiplicative loss development factor calculation would produce. Factor-based development effectively extrapolates results to date forward through the lifetime of the policy year’s development. We believe the expected loss rate method is appropriate for recent policy years, because of the high level of loss emergence during the past three calendar years. This loss emergence is believed to consist largely of acceleration of claims that otherwise would have been realized later and one-time losses. Both of these effects are results of temporary economic conditions that are not expected to persist throughout the development lifetime of those policy years.

For more mature policy years (generally, policy years aged more than three years), IBNR was determined using multiplicative loss development factor calculations. These years were also exposed to adverse economic conditions during 2007-2009 that may have resulted in acceleration of claims and one-time losses. The possible extrapolation of these losses to future development periods by using factors was considered. The impact of economic conditions during 2007-2009 is believed to account for a much less significant portion of losses on policy years 2004 and prior than on more recent policy years. Policy years 2004 and prior were at relatively mature ages when the adverse development period began in 2007, and much of their losses had already been incurred by then. In addition, the loss development factors for policy years 2006 and prior are low enough that the potential for over-extrapolation is limited to an acceptable level.

We utilize an independent third party actuary who produces a report with estimates and projections of the same financial items described above. The third party actuary’s analysis uses generally accepted actuarial methods that may in whole or in part be different from those used by the in-house actuary. The third party actuary’s report is a second estimate that is used to validate the reasonableness of the in-house analysis.

We use the point estimate of the projected IBNR from the in-house actuary’s analysis and other relevant information we may have concerning claims to determine what we consider to be the best estimate of the total amount required for the IBNR reserve.

Title insurance policies are long-duration contracts with the majority of the claims reported to us within the first few years following the issuance of the policy. Generally, 70 to 80 percent of claim amounts become known in the first five years of the policy life, and the majority of IBNR reserves relate to the five most recent policy years. A material change in expected ultimate losses and corresponding loss rates for policy years older than five years, while possible, is not considered reasonably likely by us. However, changes in expected ultimate losses and corresponding loss rates for recent policy years are considered likely and could result in a material adjustment to the IBNR reserves. Based on historical experience, we believe that a 50 basis point change to one or more of the loss rates for the most recent policy years, positive or negative, is reasonably likely given the long duration nature of a title insurance policy. If the expected ultimate losses for each of the last five policy years increased or decreased by 50 basis points, the resulting impact on the IBNR reserve would be an increase or decrease, as the case may be, of $123.3 million. The estimates we made in determining the appropriate level of IBNR reserves could ultimately prove to be inaccurate and actual claims experience may vary from the expected claims experience.

A summary of our loss reserves, broken down into its components of known title claims, incurred but not reported and non-title claims, follows:

(in thousands except percentages)	December 31, 2009		December 31, 2008
Known title claims	$206,439	16.8%	$241,302	18.2%
IBNR	978,854	79.7%	1,035,779	78.1%

Total title claims	1,185,293	96.5%	1,277,081	96.3%
Non-title claims	42,464	3.5%	49,201	3.7%

Total loss reserves	$1,227,757	100.0%	$1,326,282	100.0%

Fair Value of Investment Portfolio. We classify our publicly traded debt and equity securities as available-for-sale and carry them at fair value with unrealized gains or losses classified as a component of accumulated other comprehensive loss.

We determine the fair value of our debt and equity securities using a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of us (observable inputs) and our own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security in our available-for-sale portfolio is based on our assessment of the transparency and reliability of the inputs used in the valuation of such instrument at the measurement date. The three hierarchy levels are defined as follows:

Level 1—Valuations based on unadjusted quoted market prices in active markets for identical securities. The fair value of equity securities included in the Level 1 category was based on quoted prices that are readily and regularly available in an active market.

Level 2—Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly. The fair value of fixed maturity and short-term investments included in the Level 2 category was based on the market values obtained from an independent pricing service that were evaluated using pricing models that vary by asset class and incorporate available trade, bid and other market information and price quotes from well-established independent broker-dealers. This pricing service, which is a provider of financial market data, analytics and related services to financial institutions, provides us one price for each security. The independent pricing service monitors market indicators, industry and economic events, and for broker-quoted only securities, obtains quotes from market makers or broker-dealers that it recognizes to be market participants. The Level 2 category includes foreign bonds, governmental agency bonds, governmental agency mortgage-backed and asset-backed securities and corporate debt securities, many of which are actively traded and have market prices that are readily verifiable. Level 2 also includes non-agency mortgage-backed and asset-backed securities and municipal bonds which are currently not actively traded securities. When the value from an independent pricing service is utilized, we obtain an understanding of the valuation models and assumptions utilized by the service and have controls in place to determine that the values provided represent current values. Typical inputs and assumptions to pricing models used to value securities include, but are not limited to, benchmark yields, reported trades, broker-dealer quotes, issue spreads, benchmark securities, bids, offers, reference data and industry and economic events. For mortgage-backed and asset-backed securities, inputs and assumptions may also include the structure of issuance, characteristics of the issuer, collateral attributes, prepayment speeds and credit ratings. Our non-agency mortgage-backed and asset-backed securities consist of senior tranches of securitizations and the underlying borrowers are substantially all prime. Our validation procedures include assessing the reasonableness of the changes relative to prior periods given the prevailing market conditions, comparison of the prices received from the pricing service to quotes received from other third party sources for securities with market prices that are readily verifiable, changes in the issuers’ credit worthiness, performance of any underlying collateral and prices of the instrument relative to similar issuances. To date, we have not made any adjustments to the results provided by the pricing service.

Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

If the inputs used to measure fair value fall in different levels of the fair value hierarchy, a financial security’s hierarchy level is based upon the lowest level of input that is significant to the fair value measurement. A number of our investment grade corporate bonds are frequently traded in active markets and market prices for these securities existed at December 31, 2009. These securities were classified as Level 2 at December 31, 2009 because the valuation models use observable market inputs in addition to traded prices.

In the first quarter of 2009, we adopted newly issued accounting guidance that establishes a new method of recognizing and measuring other-than-temporary impairment of debt securities. We assess the unrealized losses in our debt security portfolio under this guidance, primarily the non-agency mortgage-backed and asset-backed securities. If we intend to sell a debt security in an unrealized loss position or determine that it is more likely than not that we will be required to sell a debt security before it recovers its amortized cost basis, the debt security is other-than-temporarily impaired and it is written down to fair value with all losses recognized in earnings. As of December 31, 2009, we do not intend to sell any debt securities in an unrealized loss position and it is not more likely than not that we will be required to sell debt securities before recovery of their amortized cost basis.

If we do not expect to recover the amortized cost basis of a debt security with declines in fair value (even if we do not intend to sell it and it is not more likely than not that we will be required to sell the debt security before the recovery of the debt security’s remaining amortized cost basis), the losses we consider to be the credit portion of the other-than-temporary impairment loss (“credit loss”) is recognized in earnings and the non-credit portion is recognized in other comprehensive income. The credit loss is the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the debt security. The cash flows expected to be collected are discounted at the rate implicit in the security immediately prior to the recognition of the other-than-temporary impairment.

Expected future cash flows for debt securities are based on qualitative and quantitative factors specific to each security, including the probability of default and the estimated timing and amount of recovery. The detailed inputs used to project expected future cash flows may be different depending on the nature of the individual debt security. Specifically, the cash flows expected to be collected for each non-agency mortgage-backed and asset-backed security are estimated by analyzing loan-level detail to estimate future cash flows from the underlying assets, which are then applied to the security based on the underlying contractual provisions of the securitization trust that issued the security (e.g. subordination levels, remaining payment terms, etc.). We use third-party software to determine how the underlying collateral cash flows will be distributed to each security issued from the securitization trust. The primary assumptions used in estimating future collateral cash flows are prepayment speeds, default rates and loss severity. In developing these assumptions, we consider the financial condition of the borrower, loan to value ratio, loan type and geographical location of the underlying property. We utilize publicly available information related to specific assets, generally available market data such as forward interest rate curves and First American’s securities, loans and property data and market analytics tools.

The table below summarizes the primary assumptions used at December 31, 2009 in estimating the cash flows expected to be collected for these securities.

	Weighted average	Range
Prepayment speeds	6.9%	3.9% – 14.6%
Default rates	5.1%	0.0% – 18.5%
Loss severity	32.6%	0.0% – 64.4%

When, in our opinion, a decline in the fair value of an equity security (including common and preferred stock) and, prior to the first quarter of 2009, a debt security is considered to be other-than-temporary, such security is written down to its fair value. When assessing if a decline in value is other-than-temporary, the factors considered include the length of time and extent to which fair value has been below cost, the probability that we will be unable to collect all amounts due under the contractual terms of the security, the seniority and duration of the securities, issuer-specific news and other developments, the financial condition and prospects of the issuer (including credit ratings), macro-economic changes (including the outlook for industry sectors, which includes government policy initiatives) and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

When an equity security has been in an unrealized loss position for greater than twelve months, our review of the security includes the above noted factors as well as what evidence, if any, exists to support that the security will recover its value in the foreseeable future, typically within the next twelve months. If objective, substantial evidence does not indicate a likely recovery during that timeframe, our policy is that such losses are considered other-than-temporary and therefore an impairment loss is recorded.

Impairment testing for goodwill, other intangible assets and long-lived assets. We are required to perform an annual impairment test for goodwill and other indefinite-lived intangible assets for each reporting unit. This annual test, which we elected to perform every fourth quarter, utilizes a variety of valuation techniques, all of which require us to make estimates and judgments. Fair value is determined by employing an expected present value technique, which utilizes multiple cash flow scenarios that reflect a range of possible outcomes and an appropriate discount rate. The use of comparative market multiples (the “market approach”) compares the reporting unit to other comparable companies (if such comparables are present in the marketplace) based on valuation multiples to arrive at a fair value. In assessing the fair value, we use the results of the valuations (including the market approach to the extent comparables are available) and consider the range of fair values determined under all methods and the extent to which the fair value exceeds the book value of the equity. Our four reporting units are title insurance, home warranty, property and casualty insurance and trust and other services. Our policy is to perform an annual impairment test for each reporting unit in the fourth quarter or sooner if circumstances indicate a possible impairment.

Our impairment testing process includes two steps. The first step (“Step 1”) compares the fair value of each reporting unit to its book value. The fair value of each reporting unit is determined by using discounted cash flow analysis and market approach valuations. If the fair value of the reporting unit exceeds its book value, the goodwill is not considered impaired and no additional analysis is required. However, if the book value is greater than the fair value, a second step (“Step 2”) must be completed to determine if the fair value of the goodwill exceeds the book value of the goodwill.

Step 2 involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated impairment. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit, as determined in the first step, over the aggregate estimated fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment loss is recorded for the excess. An impairment loss cannot exceed the carrying value of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted. The valuation of goodwill requires assumptions and estimates of many critical factors including revenue growth, cash flows, market multiples and discount rates. Forecasts of future operations are based, in part, on operating results and our expectations as to future market conditions. These types of analyses contain uncertainties because they require us to make assumptions and to apply judgments to estimate industry economic factors and the profitability of future business strategies. However, if actual results are not consistent with our estimates and assumptions, we may be exposed to an additional impairment loss that could be material. Due to significant volatility in the current markets, our operations may be negatively impacted in the future to the extent that exposure to impairment charges may be required. We completed the required annual impairment testing for goodwill for the years ended December 31, 2009 and 2008, in the fourth quarter of each year. In 2009 and 2008, we concluded that, based on our assessment of the reporting units’ operations, the markets in which the reporting units operate and the long-term prospects for those reporting units that the more likely than not threshold for decline in value had not been met and that therefore no triggering events requiring an earlier analysis had occurred.

As of the date of the 2009 annual impairment review, the title insurance reporting unit included $756.9 million of goodwill. The fair value of this reporting unit under the income and market value approaches exceeded the carrying value of the reporting unit’s book value by approximately 13.7% and 13.4%, respectively. The property and casualty insurance reporting unit included $33.5 million of goodwill as of our 2009 annual impairment review. The fair value of this reporting unit under the income and market value approaches exceeded the carrying value of the reporting unit’s book value by approximately 35.5% and 7.2%, respectively. Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and operating margins, discount rates and future market conditions, determination of market multiples, among others. It is reasonably possible that changes in the judgments, assumptions and estimates we made in assessing the fair value of our goodwill could cause these or other reporting units to become impaired. There were no other reporting units that we deemed to have a reasonable risk of material impairment charge at this time.

We use estimated future cash flows (undiscounted and excluding interest) to measure the recoverability of long-lived assets held and used whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable. At such time that an impairment in value of an intangible or long-lived asset is identified, the impairment is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

Income taxes. We account for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We evaluate the need to establish a valuation allowance for deferred tax assets based upon the amount of existing temporary differences, the period in which they are expected to be recovered and expected levels of taxable income. A valuation allowance to reduce deferred tax assets is established when it is “more likely than not” that some or all of the deferred tax assets will not be realized.

We recognize the effect of income tax positions only if sustaining those positions is “more likely than not.” Changes in recognition or measurement of uncertain tax positions are reflected in the period in which a change in judgment occurs. We recognize interest and penalties, if any, related to uncertain tax positions in tax expense. As a result of adopting the accounting guidance for uncertain tax positions, we recorded a cumulative effect adjustment of $3.1 million as a reduction to retained earnings as of January 1, 2007.

Our operations have been included in the consolidated federal tax return of First American. In addition, we have filed consolidated and unitary state income tax returns with First American in jurisdictions where required or permitted. The income taxes associated with our inclusion in First American’s consolidated federal and state income tax returns are included in the income tax receivable line item on the accompanying combined balance sheets. The provision for income taxes is computed as if we filed our federal and state income tax returns on a stand-alone basis.

Depreciation and amortization lives for assets. We are required to estimate the useful lives of several asset classes, including capitalized data, internally developed software and other intangible assets. The estimation of useful lives requires a significant amount of judgment related to matters such as future changes in technology, legal issues related to allowable uses of data and other matters.

Share-based compensation. We have and will participate in First American’s share-based compensation plans up to the date of the separation and record compensation expense based on First American equity awards granted to our employees.

First American measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). The cost is recognized over the period during which an employee is required to provide services in exchange for the award. In accordance with the modified prospective method, First American continues to use the Black-Scholes option-pricing model for all unvested options as of December 31, 2005. First American selected the binomial lattice option-pricing model to estimate the fair value for any options granted after December 31, 2005. First American utilizes the straight-line single option method of attributing the value of share-based compensation expense unless another expense attribution model is required by the guidance. As stock-based compensation expense recognized in the results of operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. First American applies the long-form method for determining the pool of windfall tax benefits.

First American’s primary means of share-based compensation is granting restricted stock units (“RSUs”). The fair value of any RSU grant is based on the market value of First American’s shares on the date of grant and is generally recognized as compensation expense over the vesting period. RSUs granted to certain key employees have graded vesting and have a service and performance requirement and are therefore expensed using the accelerated multiple-option method to record share-based compensation expense. All other RSU awards have graded vesting and service is the only requirement to vest in the award and are therefore generally expensed using the straight-line single option method to record share-based compensation expense. RSUs receive dividend equivalents in the form of RSUs having the same vesting requirements as the RSUs initially granted.

In connection with the separation, all outstanding First American equity awards, whether vested or unvested, will convert into awards with respect to shares of common stock of the company that continues to employ the holder following the separation. The number of shares underlying each such award and, with respect to options, the per share exercise price of each such award will be adjusted to maintain, on a post-separation basis, the pre-separation value of such awards. We expect no material change to the vesting terms or other terms and conditions applicable to the awards.

In addition to stock options and RSUs, First American has an employee stock purchase plan that allows eligible employees to purchase common stock of First American at 85.0% of the closing price on the last day of each month. First American recognizes an expense in the amount equal to the discount.

Recent Accounting Pronouncements:

In June 2009, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance surrounding the Hierarchy of Generally Accepted Accounting Principles. This guidance established the FASB Accounting Standards Codification (“the Codification” or “ASC”) as the official single source of authoritative GAAP. All guidance contained in the Codification carries an equal level of authority. All existing accounting standards are superseded. All other accounting guidance not included in the Codification will be considered non-authoritative. The Codification also includes all relevant SEC guidance organized using the same topical structure in separate sections within the Codification. Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. The Codification is not intended to change GAAP, but it will change the way GAAP is organized and presented. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Except for codifying existing GAAP, the adoption of this statement did not have an impact on the determination or reporting of our combined financial statements.

In September 2006, the FASB issued guidance related to defining fair value, establishing a framework for measuring fair value within GAAP, and expanding disclosure requirements regarding fair value measurements. Although this guidance does not require any new fair value measurements, its application may, in certain instances, change current practice. Where applicable, this guidance simplifies and codifies fair value related guidance previously issued within GAAP. In February 2008, the FASB issued authoritative guidance which delayed the effective date for application of the fair value framework to non-financial assets and non-financial liabilities until January 1, 2009. The provisions of this guidance related to financial assets and liabilities were applied as of January 1, 2008, and had no material effect on our combined financial statements. The fair value framework relating to non-financial assets and non-financial liabilities was applied as of January 1, 2009, and had no material effect on our combined financial statements. In October 2008, the FASB issued supplemental guidance relating to determining the fair value of a financial asset when the market for that asset is not active. This guidance clarifies the application of the fair value framework in cases where a market is not active. We considered the supplemental guidance in our determination of estimated fair values as of December 31, 2009 and 2008, and the impact was not material.

In February 2007, the FASB issued authoritative guidance permitting companies to elect to measure many financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. We adopted this guidance effective January 1, 2008, but did not apply it to any assets or liabilities and, therefore, the adoption had no effect on our combined financial statements.

In April 2009, the FASB issued authoritative guidance surrounding the determination of fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying transactions that are not orderly. The guidance indicates that if an entity determines that either the volume and/or level of activity for an asset or liability has significantly decreased (from normal conditions for that asset or liability) or price quotations or observable inputs are not associated with orderly transactions, increased analysis and management judgment will be required to estimate fair value. The guidance is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. Further, this guidance must be applied prospectively. We elected to adopt the guidance in the first quarter of 2009. The adoption of the guidance did not have a material impact on our combined financial statements.

In April 2009, the FASB issued guidance relating to fair value disclosures in public entity financial statements for financial instruments. This guidance increases the frequency of those disclosures, requiring public entities to provide the disclosures on a quarterly basis, rather than annually. The guidance is effective for interim and annual periods ending after June 15, 2009. We adopted this guidance in the second quarter of 2009. Except for the disclosure requirements, the adoption of this guidance did not have an impact on our combined financial statements.

In April 2009, the FASB issued guidelines which establish a new method of recognizing and reporting other-than-temporary impairments of debt securities. It also contains additional disclosure requirements related to debt and equity securities and changes existing impairment guidance. For debt securities, the “ability and intent to hold” provision is eliminated, and impairment is considered to be other-than-temporary if an entity (i) intends to sell the security, (ii) more likely than not will be required to sell the security before recovering its cost, or (iii) does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell). This new framework does not apply to equity securities (i.e., impaired equity securities will continue to be evaluated under previously existing guidance). The “probability” standard relating to the collectability of cash flows is eliminated, and impairment is now considered to be other-than-temporary if the present value of cash flows expected to be collected from the debt security is less than the amortized cost basis of the security. The guidance also provides that for debt securities which (i) an entity does not intend to sell and (ii) it is not more likely than not that the entity will be required to sell before the anticipated recovery of its remaining amortized cost basis, the impairment is separated into the amount related to estimated credit losses and the amount related to all other factors. The amount of the total impairment related to all other factors is recorded in accumulated other comprehensive loss and the amount related to estimated credit loss is recognized as a charge against current period earnings. This guidance is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. We elected to adopt this guidance in the first quarter of 2009. See the discussion in Note 3 Debt and Equity Securities to the combined financial statements regarding the impact of adoption.

In April 2009, the SEC issued authoritative guidance surrounding other-than-temporary impairment which amended existing SEC guidance relating to other-than-temporary impairment for certain investments in debt and equity securities. The guidance maintains the SEC staff’s previous views related to equity securities, but now excludes debt securities from its scope. We elected to adopt this guidance in the first quarter of 2009. There was no material impact on our combined financial statements as a result of adopting this guidance.

In December 2007, the FASB revised authoritative guidance surrounding business combinations. The guidance retains the fundamental requirements contained in the original pronouncement. For example, the acquisition method of accounting, previously known as the purchase method, is required to be used for all business combinations and for an acquirer to be identified for each business combination. This revised guidance establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Further, this guidance requires contingent consideration to be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value to be recognized in earnings until settled. This guidance also requires acquisition-related transaction and restructuring costs to be expensed rather than treated as part of the cost of the acquisition. We adopted this guidance on January 1, 2009 and the adoption did not have a material impact on our combined financial statements.

In April 2009, the FASB issued supplemental guidance surrounding accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. The FASB voted to carry forward the requirements under existing guidelines surrounding business combinations for acquired contingencies, which required contingencies to be recognized at fair value on the acquisition date if the fair value could be reasonably estimated during the allocation period. Otherwise, companies would typically account for the acquired contingencies in accordance with authoritative literature surrounding accounting for contingencies. As a result of the requirement to carry forward the accounting treatment for acquired contingencies, accounting for pre-acquisition contingencies may be an exception to the recognition and fair value measurement under authoritative guidance surrounding business combinations. Additionally, the FASB voted to change the accounting for an acquiree’s pre-existing contingent consideration arrangement that was assumed by the acquirer as part of the business combination. Such arrangements will now be accounted for as contingent consideration by the acquirer. The revised guidance is effective for all business combinations for which the acquisition date was on or after January 1, 2009. The adoption of this guidance had no impact on our combined financial statements.

In December 2007, the FASB issued guidance surrounding noncontrolling interest in consolidated financial statements—an amendment to existing authoritative literature. The newly issued guidance requires recharacterizing minority interests as noncontrolling interests in addition to classifying noncontrolling interest as a component of equity. The guidance also establishes reporting requirements to provide disclosures that identify and distinguish between the interests of the parent and the interests of noncontrolling owners. This guidance requires retroactive adoption of the presentation and disclosure requirements for existing minority interests—all other requirements are to be applied prospectively. All periods presented in these combined financial statements reflect the presentation and disclosure required by this guidance. All other requirements under the guidance are being applied prospectively. We adopted this guidance on January 1, 2009. Except for the presentation and disclosure requirements required by this guidance, there was no impact on our combined financial statements.

In May 2009, the FASB issued authoritative guidance relating to the disclosure of subsequent events. This guidance is modeled after the same principles as the subsequent event guidance in auditing literature with some terminology changes and additional disclosures. This guidance is effective for interim and annual periods ending after June 15, 2009, and is required to be applied prospectively. We adopted the guidance in the second quarter of 2009. Except for the disclosure requirements, the adoption of the guidance had no impact on our combined financial statements.

In February 2010, the FASB issued updated guidance which amended the subsequent events disclosure requirements to eliminate the requirement for SEC filers to disclose the date through which it has evaluated subsequent events, clarify the period through which conduit bond obligors must evaluate subsequent events and refine the scope of the disclosure requirements for reissued financial statements. The updated guidance was effective upon issuance. Except for the disclosure requirements, the adoption of the guidance had no impact on our combined financial statements.

In December 2008, the FASB issued guidance that expands the disclosures required in an employer’s financial statements about pension and other postretirement benefit plan assets. The new disclosures include more details about the categories of plan assets and information regarding fair value measurements. This guidance is effective for fiscal years ending after December 15, 2009. We adopted the guidance in the fourth quarter of 2009 and except for the disclosure requirements, the adoption had no impact on our combined financial statements.

Pending Accounting Pronouncements:

In January 2010, the FASB issued updated guidance related to fair value measurements and disclosures, which requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. In addition, in the reconciliation for fair value measurements using significant unobservable inputs, or Level 3, a reporting entity should disclose separately information about purchases, sales, issuances and settlements (that is, on a gross basis rather than one net number). The updated guidance also requires that an entity should provide fair value measurement disclosures for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements for Level 2 and Level 3 fair value measurements. The updated guidance is effective for interim or annual financial reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. We do not expect the adoption of this standard will have a material impact on our combined financial statements.

In June 2009, the FASB issued guidelines relating to transfers of financial assets which amended existing guidance by removing the concept of a qualifying special purpose entity and establishing a new “participating interest” definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarifies and amends the derecognition criteria for a transfer to be accounted for as a sale, and changes the amount that can be recognized as a gain or loss on a transfer accounted for as a sale when beneficial interests are received by the transferor. Enhanced disclosures are also required to provide information about transfers of financial assets and a transferor’s continuing involvement with transferred financial assets. This guidance must be applied as of the beginning of an entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We do not expect the adoption of this standard will have a material impact on our combined financial statements.

In June 2009, the FASB issued guidance amending existing guidance surrounding the consolidation of variable interest entities to require an enterprise to qualitatively assess the determination of the primary beneficiary of a variable interest entity (“VIE”) based on whether the entity (1) has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (2) has the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. This guidance also requires an ongoing reconsideration of the primary beneficiary, and amends the events that trigger a reassessment of whether an entity is a VIE. Enhanced disclosures are also required to provide information about an enterprise’s involvement in a VIE. This statement is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We are currently evaluating the effect that adoption of this standard will have on our combined financial position and results of operations when it becomes effective in 2010.

Results of Operations

Overview

A substantial portion of the revenues for our title insurance and services segment result from resales and refinancings of residential real estate and, to a lesser extent, from commercial transactions and the construction and sale of new housing. In the specialty insurance segment, revenues associated with the initial year of coverage in both the home warranty and property and casualty operations are impacted by volatility in real estate transactions. Traditionally, the greatest volume of real estate activity, particularly residential resale, has occurred in the spring and summer months. However, changes in interest rates, as well as other economic factors, can cause fluctuations in the traditional pattern of real estate activity.

Residential mortgage originations in the United States (based on the total dollar value of the transactions) increased 40.0% in 2009 when compared with 2008, according to the Mortgage Bankers Association’s January 12, 2010 Mortgage Finance Forecast (the “MBA Forecast”). This increase was primarily due to increased refinance activity. According to the MBA Forecast, the dollar amount of refinance originations and purchase originations increased 76.6% and 1.5%, respectively, in 2009 when compared with 2008. Residential mortgage originations in the United States decreased 23.3% in 2008 when compared with 2007 according to the January 12, 2009 MBA Forecast. This decrease reflected declines in refinance originations and purchase originations of 23.1% and 23.6%, respectively.

Notwithstanding the increase in mortgage originations in 2009 over 2008, our combined operating revenues decreased 8.1% year over year. The decrease in operating revenues was primarily due to lower average revenues per title order closed, which reflected an increased mix of lower-premium refinance orders and a decreased mix of higher-premium commercial and resale orders, as well as the continued decline in home values.

Comparing 2008 with 2007, total operating revenues decreased 27.2%. The decrease in operating revenues was primarily due to the overall declines in mortgage originations, as well as the decline in home values. Offsetting the impact of these factors was the growth in default-related revenues and market share growth at our larger mortgage banking customers.

Our realized pre-tax net investment losses and other-than-temporary impairment losses in 2009, 2008 and 2007 were $25.2 million, $90.8 million and $77.9 million, respectively. These net losses were primarily due to permanent impairment charges.

Total expenses, before income taxes, decreased 14.3% in 2009 from 2008 and 28.7% in 2008 from 2007. The decrease for both years primarily reflected a decline in title insurance agent retention due in large part to the decline in title insurance agent revenues, reductions in employee compensation expense, primarily reflecting employee reductions, a decline in other operating expenses due to overall cost-containment programs and a reduction in interest expense. Contributing to the decrease for 2008 was a reduction in title insurance claims expense primarily due to a lower reserve strengthening adjustment recorded in 2008 as compared to 2007.

Net income attributable to FinCo was $122.4 million for 2009 and net loss attributable to FinCo was $84.0 million and $143.0 million for 2008 and 2007, respectively.

The continued tightening of mortgage credit and the uncertainty in general economic conditions continue to impact the demand for many of our products and services. These conditions have also had an impact on, and continue to impact, the performance and financial condition of some of our customers in different segments in which we operate; should these parties continue to encounter significant issues, those issues may lead to negative impacts on our revenue, claims, earnings and liquidity.

We expect the above mentioned conditions will continue impacting many of our lines of business. Given this outlook, we continue our focus on controlling costs by reducing employee headcount, consolidating offices, centralizing agency and administrative functions, optimizing management structure and rationalizing our brand strategy. We plan to continue these efforts where appropriate. In addition, we will continue to scrutinize the profitability of our agency relationships, increase our offshore leverage and develop new sales opportunities. Beginning at the end of 2008, we initiated an effort to optimize our claims handling process through, among other things, the centralization of claims handling, enhanced corporate control over the claims process and claims process standardization.

Title Insurance and Services

	2009	2008	2007	2009 vs. 2008		2008 vs. 2007
				$ Change	% Change	$ Change	% Change
	(in thousands, except percentages)
Revenues
Direct operating revenues	$2,127,246	$2,269,039	$2,944,575	$(141,793)	(6.2)	$(675,536)	(22.9)
Agent operating revenues	1,541,739	1,729,440	2,637,105	(187,701)	(10.9)	(907,665)	(34.4)

Operating revenues	3,668,985	3,998,479	5,581,680	(329,494)	(8.2)	(1,583,201)	(28.4)
Investment and other income	117,741	158,253	248,483	(40,512)	(25.6)	(90,230)	(36.3)
Net realized investment losses and OTTI losses recognized in earnings	(18,534)	(84,515)	(77,091)	65,981	78.1	(7,424)	(9.6)

	3,768,192	4,072,217	5,753,072	(304,025)	(7.5)	(1,680,855)	(29.2)

Expenses
Salaries and other personnel costs	1,141,961	1,307,742	1,719,704	(165,781)	(12.7)	(411,962)	(24.0)
Premiums retained by agents	1,237,566	1,374,452	2,111,798	(136,886)	(10.0)	(737,346)	(34.9)
Other operating expenses	832,910	964,010	1,178,637	(131,100)	(13.6)	(214,627)	(18.2)
Provision for policy losses and other claims	205,819	343,559	710,663	(137,740)	(40.1)	(367,104)	(51.7)
Depreciation and amortization	74,289	86,900	88,511	(12,611)	(14.5)	(1,611)	(1.8)
Premium taxes	32,138	42,000	60,944	(9,862)	(23.5)	(18,944)	(31.1)
Interest	14,337	24,739	42,600	(10,402)	(42.0)	(17,861)	(41.9)

	3,539,020	4,143,402	5,912,857	(604,382)	(14.6)	(1,769,455)	(29.9)

Income (loss) before income taxes	$229,172	$(71,185)	$(159,785)	$300,357	421.9	$88,600	55.4

Margins	6.1%	(1.7)%	(2.8)%	7.8%	447.9	1.0%	37.1

Operating revenues from direct title operations decreased 6.2% in 2009 from 2008 and 22.9% in 2008 from 2007. The decrease in 2009 from 2008 was primarily due to a decline in average revenues per order closed, offset in part by an increase in the number of orders closed by our direct operations. The decrease in 2008 from 2007 was primarily due to a decline in both the number of orders closed by our direct operations and in the average revenues per order closed. The average revenues per order closed were $1,352, $1,558 and $1,666 for 2009, 2008 and 2007, respectively. Our direct title operations closed 1,503,300, 1,398,700 and 1,696,500 title orders during 2009, 2008 and 2007, respectively. The fluctuations in closings primarily reflected the change in mortgage origination activity. Operating revenues from agency title operations decreased 10.9% in 2009 from 2008 and 34.4% in 2008 from 2007. These decreases were primarily due to the same factors impacting direct title operations and the cancellation of certain agency relationships. We are continuing to analyze the terms and profitability of our title agency relationships and are working to amend agent agreements to the extent possible. Amendments being sought include, among others, changing the percentage of premiums retained by the agent and the deductible paid by the agent on claims; if changes to the agreements cannot be made, we may elect to terminate certain agreements.

Total operating revenues for the title insurance segment (direct and agency operations) contributed by new acquisitions were $11.5 million, $12.5 million and $67.8 million for 2009, 2008 and 2007, respectively.

Investment and other income decreased 25.6% in 2009 from 2008 and 36.3% in 2008 from 2007. The decrease in 2009 from 2008 primarily reflected declining yields earned from the investment portfolio, a decrease in interest earned on certain escrow deposits, which reflected lower yields and lower balances, and a decrease in investment income at our trust division as a result of a decline in deposits. These decreases were partially offset by an increase in the average investment portfolio balance. The decrease in 2008 from 2007 primarily reflected declining yields earned from the investment portfolio and a decrease in interest earned on certain escrow deposits, which reflected lower yields and lower balances. These decreases were partially offset by an increase in investment income at our trust division as a result of increased deposits.

Net realized investment losses and other-than-temporary impairment losses recognized in earnings for the title insurance segment totaled $18.5 million, $84.5 million and $77.1 million for 2009, 2008 and 2007, respectively. Net realized losses in 2009 primarily reflected $33.1 million in realized impairment losses on this segment’s debt and equity investment portfolio, offset in part by certain realized net investment gains, which included an $8.4 million gain on the sale of a preferred equity security. Net realized losses in 2008 were primarily driven by a $37.3 million write-down to reflect the permanent impairment of a long-term investment in a title insurance agent, a $30.3 million impairment loss on preferred securities issued by the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”) and $7.5 million in other long-term asset permanent impairments.

The title insurance segment (primarily direct operations) is labor intensive; accordingly, a major variable expense component is salaries and other personnel costs. This expense component is affected by two competing factors; the need to monitor personnel changes to match the level of corresponding or anticipated new orders, and the need to provide quality service.

Title insurance salaries and other personnel costs decreased 12.7% in 2009 from 2008 and 24.0% in 2008 from 2007. The decrease in 2009 from 2008 was primarily due to employee reductions, offset in part by employee separations costs, an increase in employee benefit expense due primarily to the profit-driven 401(k) match and salary expense associated with new acquisitions. We reduced staff by approximately 1,050 since the beginning of 2009, incurring $10.8 million in employee separation costs. The 401(k) match, which was not made in 2008, totaled $15.1 million in 2009. Salary expense associated with new acquisitions was $4.8 million. The decrease in 2008 from 2007 was attributable to employee reductions, salary reductions, the modification of bonus programs and reductions in employee benefits expense, including the profit-driven 401(k) match, offset in part by employee separation costs. The reduction in the profit-driven 401(k) match is due to the fact that we did not meet the requirement for a 401(k) plan match in 2008. We reduced staff by approximately 4,300 since the beginning of 2008, incurring approximately $23.7 million in employee separation costs.

We continue to closely monitor order volumes and related staffing levels and will adjust staffing levels as considered necessary. Our direct title operations opened 1,991,300, 1,960,800, and 2,401,500 orders in 2009, 2008, and 2007, respectively, representing an increase of 1.6% in 2009 over 2008 and a decrease of 18.4% in 2008 from 2007.

A summary of agent retention and agent revenues is as follows:

	2009	2008	2007
	(in thousands, except percentages)
Agent retention	$1,237,566	$1,374,452	$2,111,798

Agent revenues	$1,541,739	$1,729,440	$2,637,105

% retained by agents	80.3%	79.5%	80.1%

The premium split between underwriter and agents is in accordance with the respective agency contracts and can vary from region to region due to divergences in real estate closing practices, as well as rating structures. As a result, the percentage of title premiums retained by agents varies due to the geographical mix of revenues from agency operations. This change was primarily due to the cancellation and/or modification of certain agency relationships with unfavorable splits, as well as regional variances (i.e., the agency share or split varies from region to region and thus the geographic mix of agency revenues causes this variation).

Title insurance other operating expenses (principally direct operations) decreased 13.6% in 2009 from 2008 and 18.2% in 2008 from 2007. The decrease in 2009 from 2008 was primarily due to lower occupancy costs as a result of the continued consolidation/closure of certain title offices and other cost-containment programs, offset in part by $6.3 million in other operating costs associated with new acquisitions and $4.4 million in costs associated with office consolidation/closures. The decrease in 2008 from 2007 was primarily due to a decline in title production costs associated with the decrease in business volume, lower occupancy costs as a result of the consolidation/ closure of certain title offices and other cost-containment programs. Partly offsetting these decreases were $26.0 million in costs associated with office consolidation/ closure and $5.0 million in other operating costs associated with new acquisitions.

The provision for title insurance losses, expressed as a percentage of title insurance premiums, escrow and other related fees, was 5.8% in 2009, 8.8% in 2008 and 13.0% in 2007. The current year rate reflects an expected ultimate loss rate of 6.0% for policy year 2009, with a minor downward adjustment to the reserve for certain prior policy years. The prior year rate of 8.8% included a $78.0 million reserve strengthening adjustment. The adjustment reflected changes in estimates for ultimate losses expected, primarily from policy years 2006 and 2007. The changes in estimates resulted primarily from higher than expected claims emergence, in both frequency and aggregate amounts, experienced during 2008, for those policy years. There were many factors that impacted the claims emergence, including but not limited to: decreases in real estate prices during 2008; increases in defaults and foreclosures during 2008; and higher than expected claims emergence from lenders policies. The rate of 13.0% for 2007 included $365.9 million in reserve strengthening adjustments, which reflected changes in estimates for ultimate losses expected, primarily from policy years 2004 through 2006. The changes in estimates resulted primarily from higher than expected claims emergence, in both frequency and aggregate amounts, experienced during 2007. There were many factors that impacted the claims emergence, including but not limited to decreases in real estate prices and increases in defaults and foreclosures during 2007. In addition, the reserve strengthening adjustments reflected a large single fraud loss resulting from a settlement during 2007 of a claim under a closing protection letter issued during 2005. The claim involved multiple properties and the settlement amount exceeded what had been included in reserves for that type of claim, such reserves having been established based on our actuarial analysis. Since the loss was determined to be an isolated event with no future trend component, the adjustment to reserves associated with the closing protection letter only impacted 2007. The reserve strengthening adjustments made during 2007 also reflected an increase in claims emergence from a large title agent related to the geographic expansion of the agent’s business combined with changes in economic conditions. In addition, the adjustments reflected higher-than-expected claims from a recently-acquired underwriter, due to changes in the business strategy with respect to the underwriter post-acquisition combined with unfavorable external economic events. We continuously monitor the impact, if any, of these types of events on our reserve balances and adjust the reserves when facts and circumstances indicate a change is warranted.

The current economic environment appears to have more potential for volatility than usual over the short term, particularly in regard to real estate prices and mortgage defaults, which directly affect title claims. Relevant contributing factors include general economic instability and government actions that may mitigate or exacerbate recent trends. Other factors, including factors not yet identified, may also influence claims development. At this point, economic and market conditions appear to be improving, yet significant uncertainty remains. This environment results in increased potential for actual claims experience to vary significantly from projections, in either direction, which would directly affect the claims provision. If actual claims vary significantly from expected, reserves may need to be adjusted to reflect updated estimates of future claims.

The volume and timing of title insurance claims are subject to cyclical influences from real estate and mortgage markets. Title policies issued to lenders are a large portion of our title insurance volume. These policies insure lenders against losses on mortgage loans due to title defects in the collateral property. Even if an underlying title defect exists that could result in a claim, often the lender must realize an actual loss, or at least be likely to realize an actual loss, for title insurance liability to exist. As a result, title insurance claims exposure is sensitive to lenders’ losses on mortgage loans, and is affected in turn by external factors that affect mortgage loan losses.

A general decline in real estate prices can expose lenders to greater risk of losses on mortgage loans, as loan-to-value ratios increase and defaults and foreclosures increase. The current environment may continue to have increased potential for claims on lenders’ title policies, particularly if defaults and foreclosures are at elevated levels. Title insurance claims exposure for a given policy year is also affected by the quality of mortgage loan underwriting during the corresponding origination year. We believe that sensitivity of claims to external conditions in real estate and mortgage markets is an inherent feature of title insurance’s business economics that applies broadly to the title insurance industry. Lenders have been experiencing higher losses on mortgage loans from prior years, including loans that were originated during the past several years. These losses have led to higher title insurance claims on lenders policies, and also have accelerated the reporting of claims that would have been realized later under more normal conditions.

Loss ratios (projected to ultimate value) for policy years 1991-2004 are all below 6.0% and average 4.8%. By contrast, loss ratios for policy years 2005-2007 range from 7.6% to 7.9%. The major causes of the higher loss ratios for those three policy years are believed to be confined mostly to that period. These causes included: rapidly increasing residential real estate prices which led to an increase in the incidences of fraud, lower mortgage loan underwriting standards and a higher concentration than usual of subprime mortgage loan originations.

The projected ultimate loss ratios for policy years 2009 and 2008 are 6.0% and 6.5%, respectively, which are lower than the ratios for 2005 through 2007. These projections are based in part on an assumption that more favorable underwriting conditions existed in 2008 and 2009 than in 2005-2007, including tighter loan underwriting standards and lower housing prices. Current claims data from both policy years 2008 and 2009, while still at an early stage of development, supports this assumption.

Insurers generally are not subject to state income or franchise taxes. However, in lieu thereof, a “premium” tax is imposed on certain operating revenues, as defined by statute. Tax rates and bases vary from state to state; accordingly, the total premium tax burden is dependent upon the geographical mix of operating revenues. Our underwritten title company (noninsurance) subsidiaries are subject to state income tax and do not pay premium tax. Accordingly, our total tax burden at the state level for the title insurance segment is composed of a combination of premium taxes and state income taxes. Premium taxes as a percentage of title insurance operating revenues were 0.9% for 2009 and 1.1% for 2008 and 2007.

In general, the title insurance business is a lower profit margin business when compared to our specialty insurance segment. The lower profit margins reflect the high cost of producing title evidence whereas the corresponding revenues are subject to regulatory and competitive pricing restraints. Due to this relatively high proportion of fixed costs, title insurance profit margins generally improve as closed order volumes increase. Title insurance profit margins are affected by the composition (residential or commercial) and type (resale, refinancing or new construction) of real estate activity. In addition, profit margins from refinance transactions vary depending on whether they are centrally processed or locally processed. Profit margins from resale, new construction and centrally processed refinance transactions are generally higher than from locally processed refinancing transactions because in many states there are premium discounts on, and cancellation rates are higher for, refinance transactions. Title insurance profit margins are also affected by the percentage of operating revenues generated by agency operations. Profit margins from direct operations are generally higher than from agency operations due primarily to the large portion of the premium that is retained by the agent. The pre-tax margin was 6.1% for the year ended December 31, 2009. The pre-tax margin losses for the years ended December 31, 2008 and 2007 were 1.7% and 2.8%, respectively.

Specialty Insurance

	2009	2008	2007	2009 vs. 2008		2008 vs. 2007
				$ Change	% Change	$ Change	% Change
	(in thousands, except percentages)
Revenues
Operating revenues	$269,631	$286,321	$302,822	$(16,690)	(5.8)	$(16,501)	(5.4)
Investment and other income	13,431	15,657	18,848	(2,226)	(14.2)	(3,191)	(16.9)
Net realized investment (losses) gains and OTTI losses recognized in earnings	(5,523)	(4,161)	1,771	(1,362)	(32.7)	(5,932)	(335.0)

	277,539	297,817	323,441	(20,278)	(6.8)	(25,624)	(7.9)

Expenses
Salaries and other personnel costs	54,907	56,532	60,585	(1,625)	(2.9)	(4,053)	(6.7)
Other operating expenses	41,601	46,840	47,934	(5,239)	(11.2)	(1,094)	(2.3)
Provision for policy losses and other claims	140,895	166,004	165,192	(25,109)	(15.1)	812	0.5
Depreciation and amortization	4,275	3,329	2,190	946	28.4	1,139	52.0
Premium taxes	4,346	4,366	4,776	(20)	(0.5)	(410)	(8.6)
Interest	25	24	7	1	4.2	17	242.9

	246,049	277,095	280,684	(31,046)	(11.2)	(3,589)	(1.3)

Income before income taxes	$31,490	$20,722	$42,757	$10,768	52.0	$(22,035)	(51.5)

Margins	11.3%	7.0%	13.2%	4.4%	63.1	(6.3)%	(47.4)

Specialty insurance operating revenues decreased 5.8% in 2009 from 2008 and 5.4% in 2008 from 2007. These decreases primarily reflected declines in business volume impacting both the property and casualty insurance division and the home warranty division.

Investment and other income decreased 14.2% in 2009 from 2008 and 16.9% in 2008 from 2007. These decreases primarily reflected the decreased yields earned from the investment portfolio.

Net realized investment losses and other-than-temporary impairment losses recognized in earnings for the specialty insurance segment totaled $5.5 million in 2009, compared with net realized losses of $4.2 million in 2008 and net realized gains of $1.8 million for 2007. The current year net realized losses were primarily driven by impairment losses taken on certain debt, preferred equity and common equity securities. The prior year losses were primarily due to realized losses on the sale of certain securities.

Specialty insurance salaries and other personnel costs and other operating expenses decreased 6.6% in 2009 from 2008 and 4.7% in 2008 from 2007. The decreases were primarily due to employee reductions as well as other cost-containment programs.

The provision for home warranty claims, expressed as a percentage of home warranty operating revenues, was 53.9% in 2009, 60.5% in 2008 and 53.8% in 2007. The decrease in rate in 2009 from 2008 was primarily due to a reduction in the average cost of claims. The increase in rate in 2008 over 2007 was primarily due to an increase in the severity of claims due in part to an increase in the cost of replacing air conditioners with models that met new federal guidelines related to energy efficiency.

The provision for property and casualty claims, expressed as a percentage of property and casualty operating revenues, was 49.8% in 2009, 54.3% in 2008 and 55.6% in 2007. The decrease in the rate in 2009 from 2008 was the result of a decline in seasonal winter storm and wildfire losses, as well as lower routine or core losses.

Premium taxes as a percentage of specialty insurance operating revenues were 1.6% in 2009, 1.5% in 2008 and 1.6% in 2007.

A large part of the revenues for the specialty insurance businesses are not dependent on the level of real estate activity, due to the fact that a large portion are generated from renewals. With the exception of loss expense, the majority of the expenses for this segment are variable in nature and therefore generally fluctuate consistent with revenue fluctuations. Accordingly, profit margins for this segment (before loss expense) are relatively constant, although as a result of some fixed expenses, profit margins (before loss expense) should nominally improve as revenues increase. Pre-tax margins were 11.3%, 7.0% and 13.2% for 2009, 2008 and 2007, respectively.

Corporate Division

	2009	2008	2007	2009 vs. 2008		2008 vs. 2007
				$ Change	% Change	$ Change	% Change
	(in thousands, except percentages)
Revenues
Investment and other income	$2,267	$(162)	$2,157	$2,429	1,499.4	$(2,319)	(107.5)
Net realized investment losses	(1,164)	(2,147)	(2,538)	983	45.8	391	15.4

	1,103	(2,309)	(381)	3,412	147.8	(1,928)	(506.0)

Expenses
Salaries and other personnel costs	21,324	23,901	42,338	(2,577)	(10.8)	(18,437)	(43.5)
Other operating expenses	26,728	31,777	44,971	(5,049)	(15.9)	(13,194)	(29.3)
Depreciation and amortization	3,911	5,013	4,115	(1,102)	(22.0)	898	21.8
Interest	5,457	2,452	—	3,005	122.6	2,452	—

	57,420	63,143	91,424	(5,723)	(9.1)	(28,281)	(30.9)

Loss before income taxes	$(56,317)	$(65,452)	$(91,805)	$9,135	14.0	$26,353	28.7

Corporate salaries and other personnel costs decreased 10.8% in 2009 from 2008 and decreased 43.5% in 2008 from 2007. The decrease in 2009 from 2008 was primarily due to changes in technology initiatives and the impact of other corporate-wide cost saving initiatives that we implemented. The decrease in 2008 from 2007 was primarily due to changes in technology initiatives, salary reductions, employee reductions and the impact of other corporate-wide cost saving initiatives we implemented. Contributing to the reduction in 2008 from 2007 was a decrease in employee benefit and retirement costs.

Corporate other operating expenses decreased 15.9% in 2009 from 2008 and 29.3% in 2008 from 2007. These decreases were primarily due to cost reductions.

Interest expense increased $3.0 million in 2009 over 2008 and increased $2.5 million in 2008 over 2007. Interest expense in 2009 and 2008 related to draws made in 2008 used for our operations in the amount of $140.0 million under First American’s credit agreement that was allocated to us. First American drew on its line of credit and transferred the cash to our subsidiary in 2008 to fund our subsidiary’s statutory capital and surplus. Interest expense in 2009 reflects a full year of expense, while interest expense in 2008 reflects approximately half a year of expense, as the draws were made in the second and third quarters of 2008.

Income Taxes

Income taxes differ from the amounts computed by applying the federal income tax rate of 35.0%. A reconciliation of this difference is as follows:

	Year ended December 31,
	2009	2008	2007
	(in thousands)
Taxes calculated at federal rate	$67,360	$(44,321)	$(78,992)
State taxes, net of federal benefit	(612)	3,735	1,419
Tax effect of noncontrolling interests	681	1,096	2,443
Dividends received deduction	(1,381)	(526)	(1,288)
Change in liability for income taxes associated with uncertain tax positions	(8,776)	(1,710)	(2,731)
Exclusion of certain meals and entertainment expenses	2,675	3,745	5,139
Foreign taxes in excess of (less than) federal rate	10,365	(1,535)	112
Other items, net	(244)	(3,917)	(12,489)

	$70,068	$(43,433)	$(86,387)

Our effective income tax rate (income tax expense as a percentage of income before income taxes), was 34.3% for 2009, 37.5% for 2008 and 41.4% for 2007. The absolute differences in the effective tax rates for 2009 and 2008 were primarily due to changes in the ratio of permanent differences to income before income taxes and noncontrolling interests, reserve adjustments recorded in 2009 and 2008, for which corresponding tax benefits were recognized, as well as changes in state and foreign income taxes resulting from fluctuations in our noninsurance and foreign subsidiaries’ contribution to pretax profits. In addition, certain interest and penalties relating to uncertain tax positions were released during the year based on changes in facts and circumstances associated with the related tax uncertainty. The changes in the liability for income taxes associated with uncertain tax positions in 2009, 2008 and 2007 relate primarily to statutes of limitation closures.

Net income (loss) and net income (loss) attributable to FinCo

Net income (loss) is summarized as follows:

	2009	2008	2007
	(in thousands)
Net income (loss)	$134,277	$(72,482)	$(122,446)
Less: Net income attributable to noncontrolling interests	11,888	11,523	20,537

Net income (loss) attributable to FinCo	$122,389	$(84,005)	$(142,983)

Net income attributable to noncontrolling interests increased $0.4 million in 2009 over 2008 and decreased $9.0 million in 2008 from 2007. Net income attributable to noncontrolling interests was relatively unchanged in 2009 when compared to 2008 due to the profits of our subsidiaries with noncontrolling interests not significantly fluctuating year over year. In addition, the majority of our purchases of subsidiary shares from noncontrolling interests occurred late in the fourth quarter of 2009, which did not result in a significant impact to net income attributable to noncontrolling interests for 2009. The decrease in net income attributable to noncontrolling interests in 2008 from 2007 was primarily due to decreases in the profits of certain companies, of which we are the majority owner, within our title insurance and services segment for 2008 and purchases of subsidiary shares from noncontrolling interests related to our specialty insurance segment during 2008 and 2007.

Liquidity and Capital Resources

Cash provided by operating activities amounted to $229.7 million and $105.2 million for the years ended December 31, 2009 and 2008, respectively, and cash used by operating activities amounted to $60.6 million for the year ended December 31, 2007, after net claim payments of $452.2 million, $482.2 million and $467.7 million, respectively. The principal nonoperating uses of cash and cash equivalents for the three years ended December 31, 2009 were for acquisitions (including the acquisition of noncontrolling interests), additions to the investment portfolio, capital expenditures, dividends, distributions to noncontrolling shareholders and the repayment of debt. The most significant nonoperating sources of cash and cash equivalents were the proceeds from the allocated portion of First American debt, net investment activity by First American, and proceeds from the sales and maturities of certain marketable and other long-term investments. The net effect of all activities on total cash and cash equivalents were decreases of $140.6 million, $182.7 million and $644.4 million for 2009, 2008 and 2007, respectively.

In 2008, First American drew down on its credit line in the amount of $140.0 million and distributed the cash to our subsidiary to fund our subsidiary’s statutory capital and surplus. Consequently, this amount has been pushed down in our combined financial statements and we have recorded the corresponding interest expense in our combined statements of income (loss). In November 2005, First American amended its $500.0 million credit agreement that was originally entered into in August 2004. The November 2005 amendment extended the expiration date to November 2010 and permitted First American to increase the credit amount to $750.0 million under certain circumstances. In July 2007, the credit agreement was further amended to extend the expiration date to July 2012. In November 2009, the credit agreement was again amended to allow for First American to acquire the remaining noncontrolling interest in one of its subsidiaries. Under the credit agreement First American is required to maintain certain minimum levels of capital and earnings and meet predetermined debt-to-capitalization ratios. At December 31, 2009, First American was in compliance with the debt covenants under the amended and restated credit agreement.

As a condition of the separation, we anticipate entering into a new credit facility that will have available credit of $400.0 million, for which we anticipate drawing $200.0 million in connection with the separation. The funds received from this credit facility will be used to pay down the $140.0 million of First American debt allocated to us. The incremental $60.0 million draw represents the additional portion of the borrowings on the First American credit facility that we anticipate paying to First American at the separation date and will be reflected as a distribution to First American through invested equity.

Notes and contracts payable as well as the allocated portion of First American debt, as a percentage of total capitalization, was 11.3% as of December 31, 2009, as compared with 13.0% as of the prior year end. This decrease was primarily attributable to the decrease in debt levels during the year and the increase in equity due to profitability and increase in other comprehensive income. Notes and contracts payable and the allocated portion of First American debt are more fully described in Note 10 Notes and Contracts Payable and Allocated Portion of First American Debt to the combined financial statements.

As of December 31, 2009, our debt and equity investment securities portfolio consists of approximately 96% of fixed income securities. As of that date, over 83% of our fixed income investments are held in securities that are United States government-backed or rated AAA, and approximately 96% of the fixed income portfolio is rated or classified as investment grade. Percentages are based on the amortized cost basis of the securities. Credit ratings are based on Standard & Poor’s (“S&P”) and Moody’s published ratings. If a security was rated differently by both rating agencies, the lower of the two ratings was selected.

The table below outlines the composition of the investment portfolio currently in an unrealized loss position by credit rating (percentages are based on the amortized cost basis of the investments). Credit ratings are based on S&P and Moody’s published ratings and are exclusive of insurance effects. If a security was rated differently by both rating agencies, the lower of the two ratings was selected:

	A-Ratings or Higher	BBB+ to BBB- Ratings	Non- Investment Grade
December 31, 2009
U.S. Treasury bonds	100.0%	0.0%	0.0%
Municipal bonds	99.2%	0.8%	0.0%
Foreign bonds	100.0%	0.0%	0.0%
Governmental agency bonds	100.0%	0.0%	0.0%
Governmental agency mortgage-backed and asset-backed securities	100.0%	0.0%	0.0%
Non-agency mortgage-backed and asset-backed securities	11.3%	7.5%	81.2%
Corporate debt securities	90.1%	4.9%	5.0%
Preferred stock	0.0%	8.1%	91.9%

	92.9%	0.9%	6.2%

Approximately 35% of our municipal bonds portfolio has third party insurance in effect.

The table below summarizes the composition of our non-agency mortgage-backed and asset-backed securities by collateral type, year of issuance and credit ratings. Percentages are based on the amortized cost basis of the securities. Credit ratings are based on S&P and Moody’s published ratings. If a security was rated differently by both rating agencies, the lower of the two ratings was selected.

(in thousands, except percentages and number of securities)	Amortized Cost	Estimated Fair Value	Number of Securities	A-Ratings or Higher	BBB+ to BBB- Ratings	Non- Investment Grade
Non-agency mortgage-backed securities:
Prime single family residential:
2007	$7,615	$2,558	1	0.0%	0.0%	100.0%
2006	44,789	25,458	11	0.0%	0.5%	99.5%
2005	13,967	10,292	8	37.2%	49.5%	13.3%
2003	941	853	4	100.0%	0.0%	0.0%
Alt-A single family residential:
2007	22,542	16,286	2	0.0%	0.0%	100.0%
Non-agency asset-backed securities	4,600	3,754	5	100.0%	0.0%	0.0%

	$94,454	$59,201	31	11.4%	7.5%	81.1%

As of December 31, 2009, eleven non-agency mortgage-backed and asset-backed securities with an amortized cost of $30.8 million and an estimated fair value of $19.9 million were on negative credit watch by S&P or Moody’s.

We assessed our non-agency mortgage-backed and asset-backed securities portfolio to determine what portion of the portfolio, if any, is other-than-temporarily impaired at December 31, 2009. Our analysis of the portfolio included our expectations of the future performance of the underlying collateral, including, but not limited to, prepayments, defaults, and loss severity assumptions. In developing these expectations, we utilized publicly available information related to individual assets, analysts’ expectations on the expected performance of similar underlying collateral and certain of First American’s securities data and market analytic tools. Based on this analysis, we recognized total other-than-temporary impairments of $45.0 million associated with non-agency mortgage-backed and asset-backed securities for the year ended December 31, 2009. $18.8 million of other-than-

temporary impairments were considered to be credit related, which is the difference between the present value of the cash flows expected to be collected and the amortized cost basis, and were recognized in earnings for the year ended December 31, 2009 and the remaining $26.2 million of other-than-temporary impairment losses were considered to be related to factors other than credit and were recognized in accumulated other comprehensive loss for the year ended December 31, 2009.

In addition to our debt and equity investment securities portfolio, we maintain certain money-market and other short-term investments.

Due to our liquid-asset position and our ability to generate cash flows from operations, we believe that our resources are sufficient to satisfy our anticipated operational cash requirements and obligations for at least the next twelve months. After the separation, we expect to pay an annual cash dividend of approximately $25.0 million to our shareholders.

Off-balance sheet arrangements and contractual obligations. We administer escrow deposits and trust assets as a service to our customers. Escrow deposits totaled $2.9 billion and $3.8 billion at December 31, 2009 and 2008, respectively, of which $0.9 billion and $1.04 billion, respectively, were held at our federal savings bank subsidiary, First American Trust, FSB. The escrow deposits held at First American Trust, FSB, are included in the accompanying combined balance sheets, with $794.3 million and $909.3 million included in debt and equity securities at December 31, 2009, and 2008, respectively, and $70.6 million and $135.2 million included in cash and cash equivalents at December 31, 2009 and 2008, respectively, with offsetting liabilities included in demand deposits. The remaining escrow deposits were held at third-party financial institutions.

Trust assets totaled $2.9 billion and $3.4 billion at December 31, 2009 and 2008, respectively, and were held at First American Trust, FSB. Escrow deposits held at third-party financial institutions and trust assets are not considered our assets under U.S. generally accepted accounting principles (“GAAP”) and, therefore, are not included in the accompanying combined balance sheets. However, we could be held contingently liable for the disposition of these assets.

In conducting our operations, we often hold customers’ assets in escrow, pending completion of real estate transactions. As a result of holding these customers’ assets in escrow, we have ongoing programs for realizing economic benefits, including investment programs, borrowing agreements, and vendor services arrangements with various financial institutions. The effects of these programs are included in the combined financial statements as income or a reduction in expense, as appropriate, based on the nature of the arrangement and benefit earned.

We facilitate tax-deferred property exchanges for customers pursuant to Section 1031 of the Internal Revenue Code and tax-deferred reverse exchanges pursuant to Revenue Procedure 2000-37. As a facilitator and intermediary, we hold the proceeds from sales transactions and take temporary title to property identified by the customer to be acquired with such proceeds. Upon the completion of such exchange, the identified property is transferred to the customer or, if the exchange does not take place, an amount equal to the sales proceeds or, in the case of a reverse exchange, title to the property held by us is transferred to the customer. Like-kind exchange funds held by us for the purpose of completing such transactions totaled $385.0 million and $553.1 million at December 31, 2009 and 2008, respectively, of which $186.0 million and $173.9 million at December 31, 2009 and 2008, respectively, were held at our thrift subsidiary, First Security Business Bank (“FSBB”). The like-kind exchange deposits held at FSBB are included in the accompanying combined balance sheets, in cash and cash equivalents with offsetting liabilities included in demand deposits. The remaining exchange deposits were held at third-party financial institutions and, due to the structure utilized to facilitate these transactions, the proceeds and property are not considered our assets under GAAP and, therefore, are not included in the accompanying combined balance sheets. All such amounts are placed in bank deposits with FDIC insured institutions. We could be held contingently liable to the customer for the transfers of property, disbursements of proceeds and the return on the proceeds.

A summary, by due date, of our total contractual obligations at December 31, 2009, is as follows:

	Notes and contracts payable	Interest on notes and contracts payable	Operating leases	Claim losses	Allocated portion of First American debt (1)	Interest on allocated portion of First American debt	Total
	(in thousands)
2010	$40,520	$5,702	$96,573	$319,490	—	$1,829	$464,114
2011	19,279	3,776	71,331	195,279	—	1,829	291,494
2012	7,784	2,821	50,611	149,600	$140,000	1,067	351,883
2013	4,914	2,498	35,382	113,577	—	—	156,371
2014	11,642	2,114	21,454	84,724	—	—	119,934
Later years	35,174	26,335	28,481	365,087	—	—	455,077

	$119,313	$43,246	$303,832	$1,227,757	$140,000	$4,725	$1,838,873

(1)	We are contractually obligated to repay the $140.0 million allocated portion of First American debt July 2012, however we anticipate the debt will be repaid in 2010, in connection with the separation.

The timing of claim payments is estimated and is not set contractually. Nonetheless, based on historical claims experience, we anticipate the above payment patterns. Changes in future claim settlement patterns, judicial decisions, legislation, economic conditions and other factors could affect the timing and amount of actual claim payments. We are not able to reasonably estimate the timing of payments, or the amount by which the liability for our uncertain tax positions will increase or decrease over time; therefore the liability of $10.4 million has not been included in the contractual obligations table (see Note 12 Income Taxes to the combined financial statements). We anticipate that the $140.0 million allocated portion of First American debt will be repaid in connection with the separation. We anticipate repaying the amount owed by drawing $200.0 million on the credit facility we put in place on April 12, 2010 in anticipation of the separation. The incremental $60.0 million draw represents the additional portion of the borrowings on the First American credit facility that we anticipate we will be responsible for paying to First American at the separation date and will be reflected as a distribution to First American through invested equity. This new credit facility matures in 2013.

Pursuant to various insurance and other regulations, the maximum amount of dividends, loans and advances available to us in 2010 from our insurance subsidiaries is $258.0 million. Such restrictions have not had, nor are they expected to have, an impact on our ability to meet our cash obligations. See Note 2 Statutory Restrictions on Investments and Invested Equity to the combined financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We have interest rate risk associated with certain financial instruments. We monitor our risk associated with fluctuations in interest rates and make investment decisions to manage the perceived risk. However, we do not currently use derivative financial instruments in any material amount to hedge these risks. The table below provides information about certain assets and liabilities as of December 31, 2009 that are sensitive to changes in interest rates and presents cash flows and the related weighted average interest rates by expected maturity dates.

	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
	(in thousands except percentages)
Assets
Deposits with Savings and Loans
Book Value	$123,774						$123,774	$123,774
Average Interest Rate	1.34%							100.0%
Debt Securities
Amortized Cost	$105,022	59,116	149,016	127,645	134,524	1,285,508	$1,860,831	$1,838,719
Average Interest Rate	1.84%	5.24%	3.08%	3.07%	3.52%	2.75%		98.8%
Related Party Notes Receivable
Book Value	$135,000	423				52,402	$187,825	$187,094
Average Interest Rate	4.50%	3.00%				4.48%		99.6%
Loans Receivable
Book Value	$43	3,111	3,221	2,260	2,808	153,385	$164,828	$165,130
Average Interest Rate	3.00%	7.35%	7.52%	6.95%	6.26%	6.67%		100.2%
Liabilities
Interest Bearing Escrow Deposits
Book Value	$670,308						$670,308	$670,308
Average Interest Rate	0.61%							100.0%
Variable Rate Demand Deposits
Book Value	$215,031						$215,031	$215,031
Average Interest Rate	0.33%							100.0%
Fixed Rate Demand Deposits
Book Value	$27,829	9,896	5,238	616	2,035		$45,614	$46,249
Average Interest Rate	3.10%	3.10%	4.05%	3.92%	3.17%			101.4%
Notes and Contracts Payable
Book Value	$40,520	19,279	7,784	4,914	11,642	35,174	$119,313	$119,804
Average Interest Rate	5.44%	5.55%	4.96%	4.89%	4.85%	5.20%		100.4%
Allocated portion of First American debt
Book Value			$140,000				$140,000	$124,206
Average Interest Rate			1.31%					88.7%

Equity Price Risk

We are also subject to equity price risk related to our equity securities portfolio. At December 31, 2009, we had equity securities with a cost of $48.1 million and fair value of $51.0 million. We currently manage our equity price risk through an investment committee made up of certain senior executives which is advised by an internal investment advisory committee.

Foreign Currency Risk

Although we have exchange rate risk for our operations in certain foreign countries, these operations, in the aggregate, are not material to our financial condition or results of operations. We do not hedge any of our foreign exchange risk.

Credit Risk

Our corporate, municipal, foreign, non-agency mortgage-backed and asset-backed and, to a lesser extent, our agency securities are subject to credit risk. We manage our credit risk through diversification and concentration limits by asset type as established by our investment committee.

Our non-agency mortgage-backed and asset-backed securities credit risk is analyzed by monitoring servicer reports and through utilization of sophisticated cash flow models to measure the underlying collateral pools. We performed a sensitivity analysis on the estimated investment losses on our non-agency mortgage-backed and asset-backed securities portfolio assuming a hypothetical 20% increase in credit losses on the underlying pools of mortgages or other assets. At December 31, 2009, such an increase in credit losses would result in an approximate decline in cash flows on the non-agency portfolio of less than 4.0%. Actual results could vary from the estimated results of the sensitivity analysis.

We hold a large concentration in US government agency securities, including agency mortgage-backed securities. In the event of discontinued US government support of its agencies, material credit risk could be observed in the portfolio. We view that scenario unlikely but possible.

Our overall investment securities portfolio maintains an average credit quality of AA.

BUSINESS

General

FinCo, through its subsidiaries, will be engaged in the business of providing financial services through its title insurance and services segment and its specialty insurance segment. The title insurance and services segment provides title insurance, escrow or closing services and similar or related financial services domestically and internationally in connection with residential and commercial real estate transactions. It also maintains, manages and provides access to automated title plant records and images and provides thrift, trust and investment advisory services. The specialty insurance segment issues property and casualty insurance policies and sells home warranty products. In addition, our corporate function consists of certain financing facilities as well as the corporate services that support our business operations. Financial information regarding each of these business segments is included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Financial Statements” sections of this information statement.

Strengths

Financial Strength. Our principal title insurance underwriter, First American Title Insurance Company, maintained approximately $802.3 million of statutory surplus capital as of December 31, 2009. In addition, at the time of the distribution, relative to our title industry peers, we expect to have a low debt-to-capital ratio, a sound investment portfolio and strong financial strength ratings. This financial strength benefits our policyholders. We believe it also improves our ability to market our products, particularly in connection with commercial and international transactions as well as domestic transactions involving lenders with a national presence or other parties that are focused on counter-party credit risk.

Brand Recognition. We have been a leader in the title industry for more than a century. Customers, including consumers, independent escrow or closing services companies, real estate agents and brokers, developers, mortgage brokers, mortgage bankers, financial institutions and attorneys, associate the “First American” brand with stability and customer service. We believe that this strong brand awareness in the real estate community enhances the demand for our products and services.

Diversified Geographic, Distribution and Product Mix. We conduct business in all 50 states as well as various countries including Canada, the United Kingdom and others. We also market various title and related products through several channels. The ability to generate revenues across a diversified mix of geographies, with a variety of products and through multiple distribution channels enables us to benefit from opportunities as they arise. At the same time, this diversity potentially mitigates the effects of negative trends that may occur in a given geography or product line.

Long-term Customer Relationships. We have many long-term relationships with both national and local customers. In some cases we have been providing our products and services to particular lenders, real estate agents, brokers and attorneys for decades. The loyalty of many of our customers provides a recurring level of transaction activity.

Strong Market Position. According to American Land Title Association data, we maintained approximately 27.3 percent of the domestic title insurance market as of December 31, 2009. This strong market position enables us to achieve economies of scale and to leverage efficiently our technology and global resources.

Technology. We have developed an integrated proprietary technology application to facilitate uniformity across our direct title operations and our escrow and closing services in the United States. This technology permits us to share information and coordinate efforts at all levels of the title production and closing process. A common approach across technology applications is also being developed to standardize other functions such as agency administration, title claims management, procurement and various corporate functions. We believe this uniform approach increases our efficiency and permits us to better serve our customers.

Global Resources. Over the last decade we believe that we have been both an industry and a marketplace leader in global production. We currently utilize these global resources in the performance of various functions that support our businesses, including many aspects of title production. Performing these functions globally significantly decreases our labor costs, allows for enhanced leveraging of our integrated technology applications, and improves customer responsiveness by permitting on-shore and off-shore personnel to work together, in many instances, over a 24-hour cycle. The majority of individuals supporting our off-shore efforts are employed either by us or by entities in which we have an ownership interest. Even where we do not maintain an ownership interest, our off-shore service providers generally have a workforce dedicated to our business. This enables us to control quality, ensure security and effectively manage costs. We have maintained long-term relationships with most of these service providers, although the agreements are generally terminable by either party upon 90 to 180 days’ prior notice. We maintain relationships with service providers in varying geographies to provide for continuity in the event of any temporary or permanent loss of capacity in any given location. We believe that our extensive global experience and dedicated resources give us a competitive advantage over industry participants that do not have, or are now attempting to develop, similar capabilities.

Management Expertise. Our chief executive officer, Dennis J. Gilmore, who has over twenty years of experience in the settlement services industry, leads a team of innovative, experienced operators throughout our businesses. These operators include the five leaders of our title company’s domestic and international operations, who have a combined 128 years of experience in the industry. In addition to leading our businesses through the ongoing centralization and cost restructuring efforts, Mr. Gilmore led the expansion over the last ten years of First American’s network of global resources. Our executive chairman, Parker S. Kennedy, has over thirty years of experience in the title insurance industry. During this time he has developed and maintained loyal relationships with customers, employees and other industry participants that continue to benefit our company.

Strategy

Increase Operating Margins. We believe that consistent application of the following principles will enhance our earnings:

•	Simplification of processes, functions and structures wherever feasible;

•	Standardization of these processes and functions across our businesses;

•	Centralization of administrative functions where economies of scale can be achieved and expertise can be developed more readily at fewer locations;

•	Leveraging uniform technology applications and global resources to lower costs and improve efficiency; and

•	Focusing on our customers and on developing our strengths as a leader in the settlement services industry, avoiding the distractions of unrelated businesses.

Centralize Administrative Activities. We intend to continue to centralize capital management, claims handling, technology initiatives, agency administration and most corporate services, while maintaining a customer-focused localized approach to customer-facing functions and other areas where local knowledge is essential to our effectiveness.

Employ Enterprise-wide Technology Platforms. As a complement to the uniform technology application we currently utilize for our domestic operations, we intend to continue consolidating disparate administrative technology applications into uniform major technology platforms. The operation of enterprise-wide technology platforms generally reduces technology spending and also enhances our ability to report, receive and analyze information on a company-wide basis. We also intend to continue to integrate on-shore and off-shore resources through the continued development and deployment of uniform technology platforms to facilitate the global sharing of data and work-product.

Leverage Global Resources. We maintain a significant global workforce dedicated to our business. These resources have enabled us to operate more efficiently, control costs and improve customer responsiveness. As we simplify and standardize processes and functions, we intend to continue to identify those that can be performed more efficiently and effectively through the utilization of these global resources.

Strengthen Customer Relationships Through Superior Service. Throughout our history, we have developed strong relationships with our customers, including many of the large financial institutions in the United States and abroad. We intend to strengthen these important relationships and develop similar relationships with new customers through continuous improvement and by providing superior service.

React Quickly to Changing Market Conditions. The real estate and mortgage markets are cyclical and seasonal. We intend to maintain the flexibility necessary to react quickly to market downturns and to maintain a disciplined approach as market conditions improve.

Focus on Specialized Distribution Channels. We intend to focus on obtaining growth through specialized distribution channels, such as commercial, default, homebuilder and centralized lender channels. Historically business obtained through these channels has been more profitable than other title business due in part to lower facilities and administrative expenses.

Continue to Grow International Operations. Over the past 20 years we believe we have led the industry in expanding our product offerings to other nations, in some cases establishing a market in countries where no market had previously existed. We see opportunities for growth in established foreign markets such as Canada and the United Kingdom as well as emerging markets that either are introducing Western style mortgage systems or have demonstrated a need for greater efficiency in the real estate settlement process. We believe we are ideally situated to seize these opportunities because of our expertise in the industry, financial strength, existing international licenses and meaningful relationships around the world. We intend to take a disciplined, long-term approach to our international expansion.

Title Insurance and Services Segment

Our title insurance and services segment issues title insurance policies on residential and commercial property in the United States and offers similar products and services internationally. This segment also provides escrow and closing services, accommodates tax-deferred exchanges of real estate, maintains, manages and provides access to automated title plant records and images and provides investment advisory, trust, lending and deposit services.

Overview of Title Insurance Industry

In most real estate transactions, mortgage lenders and purchasers of real estate desire to be protected from loss or damage in the event of defects in the title they acquire. Title insurance is a means of providing such protection.

Title Policies. Title insurance policies insure the interests of owners or lenders against defects in the title to real property. These defects include adverse ownership claims, liens, encumbrances or other matters affecting title. Title insurance policies are issued on the basis of a title report, which is typically prepared after a search of the public records, maps, documents and prior title policies to ascertain the existence of easements, restrictions, rights of way, conditions, encumbrances or other matters affecting the title to, or use of, real property. In certain instances, a visual inspection of the property is also made. To facilitate the preparation of title reports, copies of public records, maps, documents and prior title policies may be compiled and indexed to specific properties in an area. This compilation is known as a “title plant.”

The beneficiaries of title insurance policies are usually real estate buyers and mortgage lenders. A title insurance policy indemnifies the named insured and certain successors in interest against title defects, liens and encumbrances existing as of the date of the policy and not specifically excepted from its provisions. The policy typically provides coverage for the real property mortgage lender in the amount of its outstanding mortgage loan balance and for the buyer in the amount of the purchase price of the property. In some cases the policy might provide insurance in a greater amount where the buyer anticipates constructing improvements on the property. Coverage under a title insurance policy issued to a mortgage lender generally terminates upon repayment of the mortgage loan. Coverage under a title insurance policy issued to a buyer generally terminates upon the sale of the insured property unless the owner carries back a mortgage or makes certain warranties as to the title.

Before issuing title policies, title insurers typically seek to limit their risk of loss by accurately performing title searches and examinations. The major expenses of a title company relate to such searches and examinations, the preparation of preliminary reports or commitments and the maintenance of title plants, and not from claim losses as in the case of property and casualty insurers.

The Closing Process. Title insurance is essential to the real estate closing process in most transactions involving real property mortgage lenders. In a typical residential real estate sale transaction, a real estate broker, lawyer, developer, lender or closer involved in the transaction orders title insurance on behalf of an insured. Once the order has been placed, a title insurance company or an agent typically conducts a title search to determine the current status of the title to the property. When the search is complete, the title company or agent prepares, issues and circulates a commitment or preliminary report to the parties to the transaction. The commitment or preliminary report identifies the conditions, exceptions and/or limitations that the title insurer intends to attach to the policy and identifies items appearing on the title that must be eliminated prior to closing.

The closing function, sometimes called an escrow in the western United States, is often performed by a lawyer, an escrow company or a title insurance company or agent, generally referred to as a “closer.” Once documentation has been prepared and signed, and mortgage lender payoff demands are in hand, the transaction is “closed.” The closer records the appropriate title documents and arranges the transfer of funds to pay off prior loans and extinguish the liens securing such loans. Title policies are then issued insuring the priority of the mortgage of the real property mortgage lender in the amount of its mortgage loan and the buyer in the amount of the purchase price. The time between the opening of the title order and the issuance of the title policy is usually between 30 and 90 days. Before a closing takes place, however, the closer requests that the title insurer provide an update to the commitment to discover any adverse matters affecting title and, if any are found, works with the seller to eliminate them so that the title insurer issues the title policy subject only to those exceptions to coverage which are acceptable to the title insurer, the buyer and the buyer’s lender.

Issuing the Policy: Direct vs. Agency. A title policy can be issued directly by a title insurer or indirectly on behalf of a title insurer through agents, which are not themselves licensed as insurers. Where the policy is issued by a title insurer, the search is performed by or on behalf of the title insurer, and the premium is collected and retained by the title insurer. Where the policy is issued by an agent, the agent typically performs the search, examines the title, collects the premium and retains a portion of the premium. The agent remits the remainder of the premium to the title insurer as compensation for the insurer bearing the risk of loss in the event a claim is made under the policy. The percentage of the premium retained by an agent varies from region to region. A title insurer is obligated to pay title claims in accordance with the terms of its policies, regardless of whether it issues its policy directly or indirectly through an agent.

Premiums. The premium for title insurance is due and earned in full when the real estate transaction is closed. Premiums generally are calculated with reference to the policy amount. The premium charged by a title insurer or an agent is subject to regulation in most areas. Such regulations vary from state to state.

Our Title Insurance Operations

Overview. We conduct our title insurance business through a network of direct operations and agents. Through this network, we issue policies in the 49 states that permit the issuance of title insurance policies and the

District of Columbia. In Iowa, we provide title abstracts only because title insurance is not permitted by law. We also offer title insurance and similar products, as well as related services, either directly or through joint ventures in foreign countries, including Canada, the United Kingdom and various other established and emerging markets as described in the “International Operations” section below.

Beginning in 2007, in response to deteriorating market conditions and as part of an effort to enhance our operating efficiency and improve our margins, we began to focus on controlling costs by reducing employee count, consolidating offices, centralizing agency and administrative functions, optimizing management structure and rationalizing our brand strategy. We plan to continue these efforts where appropriate. In addition, we will continue to scrutinize the profitability of our agency relationships, increase our offshore leverage and develop new sales opportunities. Beginning at the end of 2008, we initiated an effort to optimize our claims handling process through, among other things, centralization of claims handling, enhanced corporate control over the claims process and claims process standardization. We substantially completed our claims centralization project during the third quarter of 2009.

Sales and Marketing. Though we endeavor to educate customers on the value of title insurance and the closing process, we can most efficiently market to our primary sources of business referrals, including escrow or closing service providers, real estate agents and brokers, developers, mortgage brokers, mortgage bankers, lenders and attorneys. In addition, we also market our title insurance services directly to large corporate customers and mortgage lenders and servicers. We actively market to mortgage servicers, foreclosure outsourcing providers and investors who are important sources of title insurance business during periods with high levels of foreclosures. We also market our title insurance services to independent agents. Our marketing efforts emphasize the combination of our products, the quality and timeliness of our services, process innovation and our national presence.

We provide our sales personnel with training in our product and service offerings, as well as selling techniques, and local management is responsible for hiring the sales staff and ensuring that sales personnel are properly trained. We also maintain a client relations group to coordinate sales to institutional customers, such as lenders, mortgage servicers, foreclosure outsourcing providers and investors.

We have expanded our commercial business base primarily through increased commercial sales efforts. Because commercial transactions involve higher coverage amounts and higher premiums, commercial title insurance business generally generates greater profit margins than does residential title insurance business. Though current market conditions have proven difficult for this business, we expect that on a relative basis, over the long term, these characteristics still apply. Accordingly, we plan to continue to emphasize our commercial sales program. Our national commercial services division also has a dedicated sales force. One of the responsibilities of the sales personnel of this division is the coordination of marketing efforts directed at large real estate lenders and companies developing, selling, buying or brokering properties on a multi-state basis.

We supplement the efforts of our sales force with general advertising in various trade and professional journals.

International Operations. Over the past 20 years, we have led the industry in global expansion by investing in the development and growth of operations in international markets. We now provide products and services in over 60 countries, and our international operations accounted for approximately 8 percent of our title revenues in 2009. Today we have direct operations and a physical presence in 12 countries including Canada and the United Kingdom. Additionally, we have partnered with leading local companies to provide services in many other countries. According to data from the American Land Title Association, as of December 31, 2009, our reported overall title insurance market share was close to 60 percent internationally.

Our range of international products and services is designed to lower our clients’ risk profiles and reduce their operating costs through enhanced operational efficiencies. In established markets, primarily British Commonwealth countries, we have combined title insurance with unique processing offerings to enhance the speed and efficiency of the mortgage and conveyancing processes.

We believe that key opportunities for growth exist not only in the relatively established markets, but also in the emerging markets that are heavily reliant on expensive manual business processes and dated technology and land registry systems. As the number of countries adopting Western style mortgage systems continues to increase and as the demand for greater efficiency in the real estate settlement process continues to grow, we are well situated to seize these opportunities because of our industry expertise, financial strength, existing international licenses and contacts around the world. For example, we are licensed or otherwise authorized to do business in thirty-eight countries and we have partnered with entities authorized to do business in various additional countries.

Underwriting. Before a title insurance policy is issued, a number of underwriting decisions are made. For example, matters of record revealed during the title search may require a determination as to whether an exception should be taken in the policy. We believe that it is important for the underwriting function to operate efficiently and effectively at all decision-making levels so that transactions may proceed in a timely manner. To perform this function, we have underwriters at the regional, divisional and corporate levels to whom we give varying levels of underwriting authority.

Agency Operations. Our agreements with our agents state the conditions under which the agent is authorized to issue title insurance policies on our behalf. The agency agreement also prescribes the circumstances under which the agent may be liable to us if a policy loss occurs. Although such agency agreements typically are terminable without cause after a specified notice period has been met and are terminable immediately for cause, certain agents have negotiated terms that are more favorable to them. Beginning in early 2008, we intensified our effort to evaluate all of our agency relationships, including a review of premium splits, deductibles and claims. As a result, we terminated or renegotiated the terms of many of our agency relationships. We have also centralized the receipt of agency remittances and are in the process of centralizing other agent-related administrative activities, and we continue to evaluate the profitability of agency relationships.

We have an agent selection process and an agent audit program. In determining whether to engage an independent agent, we obtain information about the agent, including the agent’s experience and background. We maintain loss experience records for each agent and conduct periodic audits of our agents. We also maintain agent representatives and agent auditors. Agent auditors routinely perform an examination of the agent’s escrow trust accounts and supporting accounting records. In addition to these routine examinations, an expanded examination will be triggered if certain “warning signs” are evident. Warning signs that can trigger an expanded examination include the failure to implement required accounting controls, shortages of escrow funds and failure to remit title insurance premiums on a timely basis. Adverse findings in an agency audit may result in various actions, including, if warranted, termination of the agency relationship.

Title Plants. Our network of title plants constitutes one of our principal assets. A title search is conducted by searching the public records or utilizing a title plant holding duplicate public records. While public title records generally are indexed by reference to the names of the parties to a given recorded document, most title plants arrange their records on a geographic basis. Because of this difference, title plant records generally may be searched more efficiently, which we believe reduces the risk of errors associated with the search. Most title plants also index prior policies, adding to searching efficiency. Many title plants are automated, or available on-line. Certain offices utilize jointly owned plants or utilize a plant under a joint user agreement with other title companies. In addition to these ownership interests, we are in the business of maintaining, managing and providing access to automated title plant records and images that may be owned by us or other parties. We believe that our title plants, whether wholly or partially owned or utilized under a joint user agreement, are among the best in the industry.

Our title plants are carried on our combined balance sheets at original cost, which includes the cost of producing or acquiring interests in title plants or the appraised value of subsidiaries’ title plants at dates of acquisition for companies accounted for as purchases. Thereafter, the cost of daily maintenance of these plants is charged to expense as incurred. A properly maintained title plant has an indefinite life and does not diminish in value with the passage of time. Therefore, in accordance with generally accepted accounting principles, no provision is made for amortization of these plants. Since each document must be reviewed and indexed into the title plant, such maintenance activities constitute a significant item of expense. We are able to offset a portion of title plant maintenance costs through joint ownership and access agreements with other title insurers and title agents. We continually analyze our title plants for impairment. This analysis includes, but is not limited to, the effects of obsolescence, duplication, demand and other economic events.

Reserves for Claims and Losses. We provide for title insurance losses based upon our historical experience and other factors by a charge to expense when the related premium revenue is recognized. The resulting reserve for known claims and incurred but not reported claims reflects management’s best estimate of the total costs required to settle all claims reported to us and claims incurred but not reported, and is considered to be adequate for such purpose. Each period the reasonableness of the estimated reserves is assessed; if the estimate requires adjustment, such an adjustment is recorded.

In settling claims, we occasionally purchase and ultimately sell an insured’s interest in the underlying real property or the interest of a claimant adverse to the insured. These assets are carried at the lower of cost or fair value, less costs to sell, and are included in “Other assets” in our combined balance sheets.

Reinsurance and Coinsurance. We plan to continue our practice of assuming and ceding large title insurance risks through the mechanism of reinsurance. In reinsurance arrangements, the primary insurer retains a certain amount of risk under a policy and cedes the remainder of the risk under the policy to the reinsurer. The primary insurer pays the reinsurer a premium in exchange for accepting this risk of loss. The primary insurer generally remains liable to its insured for the total risk, but is reinsured under the terms of the reinsurance agreement. Prior to 2010, our title insurance arrangements primarily involved other industry participants. Beginning in January of 2010, we established a global reinsurance program involving treaty reinsurance provided by a global syndicate of highly rated non-industry reinsurers. In addition to covering claims under policies issued while the program is in effect, the program also generally covers claims made under policies issued in prior years, as long as the losses are discovered while the program is in effect.

We also serve as a coinsurer in connection with certain transactions. In a coinsurance scenario, two or more insurers are selected by the insured and typically issue separate policies with respect to the subject property, with each coinsurer liable to the extent provided in the policy that it issues.

Competition. The title insurance business is highly competitive. The number of competing companies and the size of such companies vary in the different areas in which we conduct business. Generally, in areas of major real estate activity, such as metropolitan and suburban localities, we compete with many other title insurers. Over 30 title insurance underwriters, for example, are members of the American Land Title Association, the title insurance industry’s national trade association. Our major nationwide competitors in our principal markets include Fidelity National Financial, Inc., Stewart Title Guaranty Company and Old Republic International Corporation. We are currently the second largest provider of title insurance in the United States, based on the most recent American Land Title Association market share data. During 2008, LandAmerica Financial Group, Inc., believed to be the third largest provider of title insurance in the United States at the time, filed for bankruptcy protection and sold certain of its title insurance underwriters and other assets to Fidelity, which at the time we believed to be the second largest provider of title insurance, which combination produced the largest title insurance provider. In addition to these competitors, small nationwide, regional and local competitors as well as numerous agency operations throughout the country provide aggressive competition on the local level.

We believe that competition for title insurance business is based primarily on both the price of the policy and the quality and timeliness of the service, because parties to real estate transactions are usually concerned with time schedules and costs associated with delays in closing transactions. In certain transactions, such as those involving commercial properties, financial strength is also important. In those states where prices are established by regulatory authorities, the price of title insurance policies is not likely to be an important competitive factor. We continuously evaluate our pricing, and based on competitive, market and regulatory conditions and claims history, among other factors, intend to continue to adjust our prices as and where appropriate.

Trust and Investment Advisory Services. Since 1960, we have conducted a general trust business in California, acting as trustee when so appointed pursuant to court order or private agreement. In 1985, we formed a banking subsidiary into which our subsidiary trust operation was merged. During August 1999, this subsidiary converted from a state-chartered bank to a federal savings bank. This subsidiary, First American Trust, FSB, offers investment advisory services and manages equity and fixed-income securities. As of December 31, 2009, this company managed $1.5 billion of assets, administered fiduciary and custodial assets having a market value in excess of $2.9 billion, had assets of $1.0 billion, deposits of $954.6 million and stockholder’s equity of $63.7 million.

Lending and Deposit Products. During 1988, we acquired an industrial bank that accepts deposits and uses deposited funds to originate and purchase loans secured by commercial properties primarily in Southern California. As of December 31, 2009, this company, First Security Business Bank, had approximately $260.6 million of deposits and $161.9 million of loans outstanding.

Loans made or acquired during 2009 by the bank totaled $23.7 million, with an average new loan balance of $1,327,627. The average loan balance outstanding at December 31, 2009, was $678,130. Loans are made only on a secured basis, at loan-to-value percentages generally less than 70 percent. The bank specializes in making commercial real estate loans. The majority of the bank’s loans are made on a fixed-to-floating rate basis. The average coupon on the bank’s loan portfolio as of December 31, 2009, was 6.78 percent. A number of factors are included in the determination of average yield, principal among which are loan fees and closing points amortized to income, prepayment penalties recorded as income, and amortization of discounts on purchased loans. The bank’s primary competitors in the Southern California commercial real estate lending market are local community banks, other industrial banks and, to a lesser extent, commercial banks. The bank’s average loan to value was approximately 44 percent at December 31, 2009.

The performance of the bank’s loan portfolio is evaluated on an ongoing basis by management of the bank. The bank places a loan on non-accrual status when two payments become past due. When a loan is placed on non-accrual status, the bank’s general policy is to reverse from income previously accrued but unpaid interest. Income on such loans is subsequently recognized only to the extent that cash is received and future collection of principal is probable. Interest income on non-accrual loans that would have been recognized during the year ended December 31, 2009, if all of such loans had been current in accordance with their original terms, totaled $12,084.

The following table sets forth the amount of the bank’s non-performing loans as of the dates indicated.

	Year Ended December 31
	2009	2008	2007	2006	2005
	(in thousands)
Nonperforming Assets:
Loans accounted for on a nonaccrual basis	$603	$—	$—	$—	$—

Total	$603	$—	$—	$—	$—

Based on a variety of factors concerning the creditworthiness of its borrowers, the bank determined that it had one non-performing asset as of December 31, 2009.

The bank’s allowance for loan losses is established through charges to earnings in the form of provision for loan losses. Loan losses are charged to, and recoveries are credited to, the allowance for loan losses. The provision for loan losses is determined after considering various factors, such as loan loss experience, maturity of the portfolio, size of the portfolio, borrower credit history, the existing allowance for loan losses, current charges and recoveries to the allowance for loan losses, the overall quality of the loan portfolio, and current economic conditions, as determined by management of the bank, regulatory agencies and independent credit review specialists. While many of these factors are essentially a matter of judgment and may not be reduced to a mathematical formula, we believe that, in light of the collateral securing its loan portfolio, the bank’s current allowance for loan losses is an adequate allowance against foreseeable losses.

The following table provides certain information with respect to the bank’s allowance for loan losses as well as charge-off and recovery activity.

	Year Ended December 31
	2009	2008	2007	2006	2005
	(in thousands, except percentages)
Allowance for Loan Losses:
Balance at beginning of year	$1,600	$1,488	$1,440	$1,410	$1,350

Charge-offs:
Real estate—mortgage	—	—	—	—	—
Assigned lease payments	—	—	—	—	—

	—	—	—	—	—

Recoveries:
Real estate—mortgage	—	—	—	—	—
Assigned lease payments	—	—	—	—	—

	—	—	—	—	—

Net (charge-offs) recoveries	—	—	—	—	—
Provision for losses	471	112	48	30	60

Balance at end of year	$2,071	$1,600	$1,488	$1,440	$1,410

Ratio of net charge-offs during the year to average loans outstanding during the year	0%	0%	0%	0%	0%

The adequacy of the bank’s allowance for loan losses is based on formula allocations and specific allocations. Formula allocations are made on a percentage basis, which is dependent on the underlying collateral, the type of loan and general economic conditions. Specific allocations are made as problem or potential problem loans are identified and are based upon an evaluation by the bank’s management of the status of such loans. Specific allocations may be revised from time to time as the status of problem or potential problem loans changes.

The following table shows the allocation of the bank’s allowance for loan losses and the percent of loans in each category to total loans at the dates indicated.

	Year Ended December 31
	2009		2008		2007		2006		2005
	Allowance	% of Loans	Allowance	% of Loans	Allowance	% of Loans	Allowance	% of Loans	Allowance	% of Loans
	(in thousands, except percentages)
Loan Categories:
Real estate-mortgage	$2,071	100	$1,600	100	$1,488	100	$1,440	100	$1,410	100
Other	—	—	—	—	—	—	—	—	—	—

	$2,071	100	$1,600	100	$1,488	100	$1,440	100	$1,410	100

Specialty Insurance Segment

Property and Casualty Insurance. Our property and casualty insurance business provides insurance coverage to residential homeowners and renters for liability losses and typical hazards such as fire, theft, vandalism and other types of property damage. We are licensed to issue policies in all 50 states and actively issues policies in 43 states. In our largest market, California, we also offer preferred risk auto insurance to better compete with other carriers offering bundled home and auto insurance. We market our property and casualty insurance business using both direct distribution channels, including cross-selling through our existing closing-service activities, and through a network of independent brokers. Reinsurance is used extensively to limit risk associated with natural disasters such as windstorms, winter storms, wildfires and earthquakes.

Home Warranties. Our home warranty business provides residential service contracts that cover residential systems and appliances against failures that occur as the result of normal usage during the coverage period. Most of these policies are issued on resale residences, although policies are also available in some instances for new homes. Coverage is typically for one year and is renewable annually at the option of the contract holder and upon our approval. Coverage and pricing typically vary by geographic region. Fees for the warranties generally are paid at the closing of the home purchase or directly by the consumer and are recognized monthly over the initial contract period. Renewal premiums may be paid by a number of different options. In addition, the contract holder is responsible for a service fee for each trade call. First year warranties primarily are marketed through real estate brokers and agents, although we also market directly to consumers. We generally sell renewals directly to consumers. Our home warranty business currently operates in 34 states and the District of Columbia.

Corporate

A portion of First American’s corporate function, consisting of certain financing facilities as well as the corporate services that support our business operations, will form FinCo’s corporate function.

Regulation

The title insurance business is heavily regulated by state insurance regulatory authorities. These authorities generally possess broad powers with respect to the licensing of title insurers, the types and amounts of investments that title insurers may make, insurance rates, forms of policies and the form and content of required annual statements, as well as the power to audit and examine title insurers. Under state laws, certain levels of capital and surplus must be maintained and certain amounts of securities must be segregated or deposited with appropriate state officials. Various state statutes require title insurers to defer a portion of all premiums in a reserve for the protection of policyholders and to segregate investments in a corresponding amount. Further, most states restrict the amount of dividends and distributions a title insurer may make to its shareholders.

Our property and casualty businesses are subject to regulation by state insurance regulators in the states in which they transact business.

The nature and extent of regulation to which insurance companies are subject may vary from jurisdiction to jurisdiction, but typically involves prior approval of the acquisition of “control” of an insurance company, regulation of certain transactions entered into by an insurance company with any of its affiliates, the amount and payment of dividends by an insurance company, approval of premium rates and policy forms for many lines of insurance, standards of solvency and minimum amounts of capital and surplus which must be maintained. In order to issue policies on a direct basis in a state, the property and casualty insurer must generally be licensed by such state. In certain circumstances, such as placements through licensed surplus lines brokers, it may conduct business without being admitted and without being subject to rate and policy form approvals.

Our home warranty business is subject to regulation in some states by insurance authorities or other applicable regulatory entities. Our federal savings bank and thrift are both subject to regulation by the Federal Deposit Insurance Corporation. In addition, our federal savings bank is regulated by the United States Department of the Treasury’s Office of Thrift Supervision, and the thrift is regulated by the California Department of Financial Institutions.

Investment Policies

Subject to oversight by our board of directors, we generally intend to continue First American’s practice of overseeing investment activities at the parent company by an investment committee made up of certain senior executives, which is advised by, and has delegated certain functions to, an investment advisory committee. The investment advisory committee’s members are expected to include the company’s portfolio manager and certain treasury department personnel. Certain day-to-day investment decisions are expected to be delegated to the investment advisory committee, to be made within the guidelines and pursuant to the direction provided by the investment committee from time to time. Policy setting, oversight, and significant individual investment decisions are expected to occur at the investment committee level. In addition, a number of our regulated subsidiaries, including our title insurance underwriters, property and casualty insurance companies and federal savings bank are required to oversee their own investments and maintain investment committees at the subsidiary level. The investment policies and objectives of these regulated subsidiaries depend to a large extent on their particular business and regulatory considerations. For example, our federal savings bank is required to maintain at least 65 percent of its asset portfolio in loans or securities that are secured by real estate. The bank currently does not make real estate loans, and therefore fulfills this regulatory requirement predominately through investments in mortgage backed securities. In addition, state laws impose certain restrictions upon the types and amounts of investments that may be made by our regulated insurance subsidiaries.

Pursuant to our investment policy, fiduciary funds are to be managed in a manner designed to ensure return of the principal to the underlying beneficiaries and, where appropriate, an investment return to us. The policy further provides that operating and investment funds are to be managed to balance our earnings, liquidity, regulatory and risk objectives, and that investments should not expose us to excessive levels of credit risk, interest (including call, prepayment and extension) risk or liquidity risk.

As of December 31, 2009, our debt and equity investment securities portfolio consists of approximately 96 percent of fixed income securities. As of that date, over 83 percent of our fixed income investments are held in securities that are United States government-backed or rated AAA, and approximately 96 percent of the fixed income portfolio is rated or classified as investment grade. Percentages are based on the amortized cost basis of the securities. Credit ratings are based on Standard & Poor’s and Moody’s published ratings. If a security was rated differently by both rating agencies, the lower of the two ratings was selected.

In addition to our debt and equity investment securities portfolio, we maintain certain money-market and other short-term investments. We also hold strategic equity investments in companies engaged in the title insurance and settlement services industries.

Employees

As of December 31, 2009, we employed approximately 13,963 people on either a part-time or full-time basis. Of these employees, approximately 11 percent were employed outside of the United States and approximately 3 percent were employed at unconsolidated subsidiaries.

Properties

We expect to maintain First American’s executive offices at MacArthur Place in Santa Ana, California. In 2005, First American expanded its three-building office campus through the addition of two four-story office buildings totaling approximately 226,000 square feet, a two-story, free standing, 52,000 square foot technology center and a two-story parking structure, bringing the total square footage to approximately 490,000 square feet. The original three office buildings, totaling approximately 210,000 square feet, and the fixtures thereto and underlying land, are subject to a deed of trust and security agreement securing payment of a promissory note evidencing a loan made in October 2003, to our principal title insurance subsidiary in the original sum of $55.0 million. This loan is payable in monthly installments of principal and interest, is fully amortizing and matures November 1, 2023. The outstanding principal balance of this loan was $43.9 million as of December 31, 2009. Our title insurance subsidiary will continue to own and operate these properties, and will lease approximately 24,000 square feet within one of the buildings to InfoCo for its executive offices following the separation pursuant to a lease to be entered into in connection with the separation. The technology center referred to above will be primarily utilized and maintained by FinCo following the separation but will also house physically segregated servers belonging to InfoCo which will continue to be maintained by InfoCo following the separation.

One of our subsidiaries in the title insurance and services segment leases an aggregate of approximately 134,000 square feet of office space in four buildings of the International Technology Park in Bangalore, India. Five of the six leases associated with this space expire in 2012 and the sixth expires in 2010. We have the option to terminate all of the leases in the International Technology Park in 2011.

The office facilities we occupy are, in all material respects, in good condition and adequate for their intended use.

Legal Proceedings

Our subsidiaries have been named in various lawsuits, most of which relate to their title insurance operations. In cases where it has been determined that a loss is both probable and reasonably estimable, a liability representing the best estimate of our financial exposure based on known facts has been recorded. In accordance with accounting guidance, we maintained a reserve for these lawsuits totaling $18.1 million at December 31, 2009. Actual losses may materially differ from the amounts recorded. We do not believe that the ultimate resolution of these cases, either individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.

On March 5, 2010, Bank of America, N.A. filed a complaint in the North Carolina General Court of Justice, Superior Court Division against United General Title Insurance Company and First American Title Insurance Company. The plaintiff alleges that the defendants failed to pay or failed to timely respond to certain claims made on title insurance policies issued in connection with home equity loans or lines of credit that are now in default. According to the complaint, these title insurance policies, which did not require a title search, were intended to protect against the risks of certain defects in the title to real property, including undisclosed intervening liens, vesting problems and legal description errors, that would have been discovered if the plaintiff had conducted a full title search. As indicated in the complaint, Fiserv Solutions, Inc. (“Fiserv”), as agent for the defendants, was authorized to issue certificates evidencing that a given loan was insured. The complaint also indicates that plaintiff was required to satisfy certain criteria before title would be insured. This involved (a) reviewing borrower statements to the lender when applying for the loan, (b) reviewing the borrower’s credit report and (c) addressing secured mortgages appearing on the credit report which did not appear on the borrower’s loan application. The plaintiff alleges that the failure to pay or timely respond to the subject claims was done in bad faith and constitutes a breach of the title insurance policies issued to the plaintiff. The plaintiff is seeking monetary damages, punitive damages where permitted, treble damages where permitted, attorneys fees and costs where permitted, declaratory judgment and pre-judgment and post-judgment interest. On April 1, 2010, we filed an answer to Bank of America’s complaint and filed a third party complaint within the same litigation against Fiserv for breach of contract, indemnification and other matters. Our agreement with Fiserv required Fiserv, among other things, to ensure that our policies were issued in accordance with prudent practices, to refrain from issuing our policies unless it had determined the product could be properly issued in accordance with our standards and to provide reasonable assistance in claims handling. The agreement also required Fiserv to indemnify us for certain losses, including losses resulting from Fiserv’s failure to comply with its agreement with us or with our instructions or from its negligence or misconduct. While it is not feasible at this time to predict with certainty the outcome, the ultimate resolution could have a material adverse effect on our financial condition, results of operations or cash flows in the period of disposition.

Our title insurance, property and casualty insurance, home warranty, thrift, trust and investment advisory businesses are regulated by various federal, state and local governmental agencies. Many of our other businesses operate within statutory guidelines. Consequently, we may from time to time be subject to audit or investigation by such governmental agencies. Currently, governmental agencies are auditing or investigating certain of our financial services operations. These audits or investigations include inquiries into, among other matters, pricing and rate-setting practices in the title insurance industry, competition in the title insurance industry, title insurance customer acquisition and retention practices. With respect to matters where we have determined that a loss is both probable and reasonably estimable, we have recorded a liability representing our best estimate of the financial exposure based on known facts. In accordance with accounting guidance, we maintained a reserve for these matters totaling $2.0 million at December 31, 2009. While the ultimate disposition of each such audit or investigation is not yet determinable, we do not believe that individually or in the aggregate, they will have a material adverse effect on FinCo’s financial condition, results of operations or cash flows. These audits or investigations could result in changes to business practices which could ultimately have a material adverse impact on FinCo’s financial condition, results of operations or cash flows.

Our subsidiaries also are involved in numerous ongoing routine legal and regulatory proceedings related to their operations. While the ultimate disposition of each proceeding is not determinable, the ultimate resolution of any of such proceedings, individually or in the aggregate, could have a material adverse effect on FinCo’s financial condition, results of operations or cash flows in the period of disposition.

RELATIONSHIP WITH INFOCO

This section summarizes material arrangements between InfoCo and FinCo that are expected to exist following the separation. These arrangements are intended to provide for an orderly transition to our status as an independent, publicly traded company. The companies also are or will be parties to certain ordinary course commercial agreements. Additional or modified agreements, arrangements and transactions may be entered into between InfoCo and FinCo after the separation.

Ownership of InfoCo Shares

On the record date for the distribution, First American will issue a number of shares to us that will result in FinCo and its principal title insurance subsidiary collectively owning approximately $250 million of InfoCo’s issued and outstanding common shares following the distribution. By virtue of our ownership of First American common shares on the record date, we will also receive FinCo common stock in the distribution, which will be canceled promptly following its issuance. We will agree to dispose of the InfoCo common shares within five years after the separation or to bear any adverse tax consequence arising out of holding the shares for longer than that period, as further discussed under “Relationship with InfoCo—Tax Sharing Agreement.” We will not be able to vote these shares. Rather, we anticipate entering into a voting agreement pursuant to which the shares will be voted.

Agreements with InfoCo

Before the separation, we will enter into a Separation and Distribution Agreement and other agreements with First American to effect the separation and provide a framework for FinCo’s relationship with InfoCo after the separation. These agreements will govern the relationship between InfoCo and FinCo subsequent to the completion of the separation and provide for the allocation to InfoCo and FinCo of First American’s assets, liabilities and obligations. In addition to the Separation and Distribution Agreement, which contains many of the key provisions related to our separation from First American and the distribution of shares of our common stock to First American shareholders, we also will enter into a Tax Sharing Agreement, a Noncompetition Agreement and a License Agreement.

The terms of the agreements described below that will be in effect following our separation have not yet been finalized. Although we do not anticipate material changes to the agreements prior to the separation, any such changes may affect the respective parties’ rights and obligations described below.

Separation and Distribution Agreement

The Separation and Distribution Agreement will set forth our agreements with First American regarding the principal transactions necessary to separate FinCo from First American. It will also set forth other agreements that govern certain aspects of FinCo’s relationship with InfoCo after the completion of the separation. The parties will enter into the Separation and Distribution Agreement before the distribution of shares of FinCo’s common stock to First American’s shareholders.

Transfer of Assets and Assumption of Liabilities

The Separation and Distribution Agreement will identify assets, liabilities and contracts to be allocated between FinCo and InfoCo as part of the separation of First American into two companies, and will describe when and how the transfers, assumptions and assignments of these assets, liabilities and contracts will occur, although many of the transfers, assumptions and assignments will have already occurred prior to the execution of the Separation and Distribution Agreement. In particular, the Separation and Distribution Agreement will provide that, subject to the terms and conditions contained in the Separation and Distribution Agreement:

•

All of the assets and liabilities primarily related to our business—primarily the business and operations of First American’s title insurance and services segment and specialty insurance segment—will be retained by or transferred to FinCo.

•	All of the remaining assets and liabilities will be retained by or transferred to InfoCo.

•

First American will issue to FinCo and our principal title insurance subsidiary a number of shares that will result collectively in FinCo and such subsidiary owning approximately $250 million of InfoCo’s issued and outstanding common shares following the distribution. We will not be able to vote these shares. Rather, we anticipate entering into a voting agreement pursuant to which the shares will be voted. We expect to dispose of these shares within five years following the separation.

•	Each party will generally assume or retain any liabilities relating to its employees in respect of the period prior to, on or following the effective time of the Separation and Distribution Agreement.

•

FinCo will effectively assume $200 million of the outstanding liability for indebtedness under First American’s senior secured credit facility. This assumption is expected to occur through FinCo drawing and transferring $200 million under its newly established credit facility to InfoCo in connection with the separation. The remainder of the outstanding debt under First American’s credit facility, as amended, as well as all publicly issued debt will remain with InfoCo following the separation. With respect to other outstanding indebtedness of First American, each party or one of its subsidiaries will assume or retain the liability relating to any of its or its subsidiaries’ or controlled affiliates’ indebtedness.

•

Subject to certain exceptions, including those set forth in the Tax Sharing Agreement, each of FinCo and InfoCo will assume 50 percent of certain contingent and other corporate liabilities of First American, which include certain legal contingencies and actions with respect to the separation or the distribution made or brought by any third party.

•

Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, the corporate costs and expenses incurred after the distribution date relating to the separation will be borne by the party incurring such expenses.

The substantial majority of First American’s assets and liabilities directly relate to individual businesses and will be assigned or allocated accordingly. Certain litigation contingencies are considered to be obligations of all of First American’s businesses, best managed centrally, and appropriately shared among FinCo and InfoCo through pre-determined, fixed percentages or formulas.

In preparing for the separation and in allocating First American’s assets and liabilities, First American considered a number of factors including familiarity with the allocated asset or liability, the ability to operate the asset or discharge the liability, the strategic importance of the asset, the efficiencies achieved through the allocation methodologies, corporate structure, future capital structure and operating plans, and targeted surplus and debt levels.

Except as may expressly be set forth in the Separation and Distribution Agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary consents or governmental approvals are not obtained and that the transfer does not comply with the requirements of any laws or judgments.

Information in this information statement with respect to the assets and liabilities of InfoCo and FinCo following the separation is presented based on the allocation of such assets and liabilities pursuant to the Separation and Distribution Agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by InfoCo or for which InfoCo will have an indemnification obligation under the Separation and Distribution Agreement and the other agreements relating to the separation are, and following the separation may continue to be, legal or contractual liabilities or obligations of FinCo. To the extent that FinCo continues to be subject to such legal or contractual liability or obligation, it will rely on InfoCo to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Further Assurances

To the extent that any transfers contemplated by the Separation and Distribution Agreement have not been consummated on or prior to the distribution date, the parties will agree to cooperate to effect such transfers as promptly as practicable. In addition, each party will agree to cooperate with the other and use reasonable best efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements.

The Distribution and Financings

The Separation and Distribution Agreement also will govern the rights and obligations of each party regarding the proposed distribution. FinCo will agree to distribute to First American as a stock dividend the number of shares of common stock distributable to effectuate the separation. In addition, First American will agree to cause its agent to distribute to persons that hold First American common shares as of the record date all the shares of FinCo’s common stock.

Additionally, the Separation and Distribution Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by First American in its sole discretion. For further information regarding the conditions to the effectiveness of the Separation and Distribution Agreement and our separation from First American, see “The Separation—Conditions to the Distribution.”

Right of First Refusal

The Separation and Distribution Agreement gives FinCo the right to purchase the equity or the assets of the entity or entities directly or indirectly owning the real property databases currently owned by First American CoreLogic, Inc., upon the occurrence of certain triggering events. Each triggering event involves the direct or indirect purchase of the databases by a title insurance underwriter (or its affiliate) or an entity licensed as a title insurance underwriter, including a transaction where a title insurance underwriter (or its affiliate) acquires control over InfoCo. The purchase price, which would be paid in cash, is determined either by an appraisal or by reference to the purchase price offered by the title insurance underwriter. This purchase right expires ten years after the separation.

Releases and Indemnification

Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, each party will release and forever discharge each other party and its respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the Separation and Distribution Agreement or any ancillary agreement or to ordinary course of business trade payables and receivables.

In addition, the Separation and Distribution Agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of InfoCo’s business with InfoCo. Specifically, each party will, and will cause its subsidiaries and affiliates to, indemnify, defend and hold harmless the other party, its respective affiliates and subsidiaries and each of its respective officers, directors, employees and agents for any losses arising out of or otherwise in connection with:

•	the liabilities each such party assumed or retained pursuant to the Separation and Distribution Agreement; and

•	any breach by such party of the Separation and Distribution Agreement.

Legal Matters

Unless otherwise provided in the Separation and Distribution Agreement each party to the Separation and Distribution Agreement will assume the liability for, and control of, all pending and future legal matters related to its own business or assumed or retained liabilities and will indemnify the other party for any liability arising out of or resulting from such assumed legal matters.

Employee Matters

The Separation and Distribution Agreement will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters in connection with the separation, including the treatment of certain outstanding and long-term incentive awards, existing deferred compensation obligations and certain retirement and welfare benefit obligations. The Separation and Distribution Agreement also will provide that outstanding First American stock option and restricted stock unit awards will be adjusted equitably in connection with the distribution. See “Treatment of Outstanding Equity-Based Arrangements” below.

Insurance

The Separation and Distribution Agreement will provide FinCo the right to report claims under existing insurance policies for occurrences prior to the separation and will set forth procedures for the administration of insured claims. In addition, the agreement will allocate between InfoCo and FinCo the right to insurance policy proceeds based on reported claims and the obligations to incur deductibles under certain insurance policies.

First American maintains a variety of global commercial insurance programs. All of these programs are subject to the terms and conditions, policy limits and deductibles of the applicable insurance policies. The facts and circumstances of each pre-separation claim will govern the determination of whether the occurrence is covered by existing insurance policies.

Dispute Resolution

In the event of any dispute arising out of the Separation and Distribution Agreement, the FinCo and InfoCo general counsels, chief financial officers and such other executive officers designated by each party will negotiate to resolve the dispute. If they are unable to resolve the dispute within 30 days then the general counsels, chief financial officers and chief executive officers of each party shall negotiate for an additional period of up to 15 days. If, after such period, the general counsels, chief financial officers and chief executive officers are unable to resolve the dispute then, unless agreed otherwise, the dispute will be resolved through binding arbitration. In all matters involving only claims for monetary damages each party will be required to submit a proposal and the arbitrators shall be limited to awarding only one of the proposals submitted. The parties also mutually may elect to resolve any dispute by litigation.

Other Matters Governed by the Separation and Distribution Agreement

Other matters governed by the Separation and Distribution Agreement include access to financial and other information, intellectual property, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Transitional Services

FinCo and InfoCo will agree to provide each other with various services, which will be finalized, along with the fees to be charged in accordance therewith prior to the consummation of the separation.

Tax Sharing Agreement

Before FinCo’s separation from First American, FinCo and First American will enter into a Tax Sharing Agreement that generally will govern the parties’ respective rights, responsibilities, and obligations after the distribution with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the distribution of all of the shares of FinCo to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Code and taxes incurred in connection with certain internal transactions undertaken in anticipation of the separation.

In general, pursuant to the Tax Sharing Agreement, InfoCo will prepare and file the consolidated federal income tax return, and any other tax returns that include both InfoCo (or any of its subsidiaries) and FinCo (or any of its subsidiaries) for all taxable periods ending on or prior to, or including, the distribution date with the appropriate tax authorities and will prepare and file all separate company tax returns of InfoCo and its subsidiaries. FinCo will prepare and file all tax returns that include solely FinCo and/or its subsidiaries and any separate company tax returns for FinCo and/or its subsidiaries for all taxable periods ending on or prior to, or including, the distribution date of FinCo. In general, InfoCo controls all audits and administrative matters and other tax proceedings relating to the consolidated federal income tax return of the InfoCo group and any other tax returns for which it is responsible, except that FinCo has certain participation rights to the extent that it is liable for any taxes shown on such returns.

The Tax Sharing Agreement generally provides that, with respect to any consolidated tax return that includes the members of the FinCo group and the InfoCo group, (a) FinCo is generally responsible for all taxes that are attributable to members of the FinCo group of companies or the assets, liabilities or businesses of the FinCo group of companies (including any such liabilities arising from adjustments to prior year or partial year with respect to 2010), except with respect to the 2009 taxable year in which case FinCo is liable for 75 percent of such taxes as shown on the 2009 consolidated tax return, and (b) InfoCo is generally responsible for all taxes attributable to members of the InfoCo group of companies or the assets, liabilities or businesses of the InfoCo group of companies (including any such liabilities arising from adjustments to prior year or partial year with respect to 2010), except with respect to the 2009 taxable year in which case InfoCo is additional liable for 25 percent of all taxes attributable to the FinCo group as shown on the 2009 consolidated tax return. The FinCo group and InfoCo group will each be liable for taxes reflected in their respective separate group tax returns. Notwithstanding the foregoing, InfoCo and FinCo will each be liable for one-half of the taxes as shown on the applicable tax return arising from the internal transactions undertaken prior to the distribution that are expected to be taxable. If the distribution itself, or certain preparatory internal transactions that are undertaken in connection therewith and are expected to be tax-free become taxable for U.S. federal income tax purposes or if there is an increase in taxes resulting from the taxable internal transactions undertaken in connection with the spin-off other than due to an action or omission of either party, FinCo and InfoCo will share the resulting tax liability equally. If such taxes arise as a result of action or omission of either party, such party will generally be liable for 100 percent of such taxes. To the extent that the parties have made any payments to each other prior to the distribution on account of taxes for which they are liable under the Agreement, such payments will be treated as an offset to amounts owed under the Tax Sharing Agreement.

Under the Tax Sharing Agreement, InfoCo and FinCo generally may not (i) take or fail to take any action that would cause any representation, information or covenant contained in the separation documents or the documents relating to the IRS private letter ruling and the tax opinion regarding the spin-off to be untrue, (ii) take or fail to take any other action that would cause the spin-off or any internal transaction expected to be tax-free to lose its tax favorable treatment under the Code, (iii) sell, issue, redeem or otherwise acquire any of its equity securities (or equity securities of members of its group), except in certain specified transactions for a period of 25 months following the spin-off and (iv) other than in the ordinary course of business, sell or otherwise dispose of a substantial portion of its assets, liquidate, merge or consolidate with any other person for a period of 25 months following the spin-off. During the 25-month period, InfoCo or FinCo may take certain actions otherwise prohibited by these covenants if (i) it obtains the other party’s prior written consent, or (ii) it provides the other party with an IRS private letter ruling or an unqualified opinion of tax counsel to the effect that such actions will not affect the tax-free nature of the spin-off.

Notwithstanding the receipt of any such IRS ruling or tax opinion, each party will be required to indemnify the other party for any taxes and related losses resulting from (i) any act or failure to act by such party described in the covenants above, (ii) any acquisition of equity securities or assets of such party or any member of its group, or (iii) any breach by such party or any member of its group of any representation or covenant contained in the separation documents or the documents relating to the IRS private letter ruling or tax opinion concerning the spin-off.

The IRS private letter ruling includes the representation that FinCo will dispose of the InfoCo shares it receives as soon as such disposition is practicable and consistent with the business purposes of the retention of the stock (as set forth in the IRS private letter ruling), but in no event later than five years after the separation. In the event that FinCo holds the InfoCo shares longer than such time, it is possible that the IRS may determine upon audit that the distribution and/or the internal transactions could be treated as taxable to First American and/or its shareholders. If such a determination were made, then pursuant to the Tax Sharing Agreement, FinCo would be responsible for all taxes imposed on FinCo and InfoCo due to its failure to dispose of the InfoCo shares (unless FinCo’s failure to dispose of such shares was attributable to InfoCo’s failure to comply with its obligations set forth in the Separation Agreement to register such shares). Further, if FinCo fails to comply with any other of its representations in its private letter ruling and the IRS determines that the distribution or the internal transactions are taxable, FinCo would likewise be responsible under the Tax Sharing Agreement for all taxes imposed on FinCo and InfoCo due to such failure.

The Tax Sharing Agreement also contains provisions regarding the apportionment of tax attributes of the InfoCo consolidated federal income tax return group, the allocation of deductions with respect to compensatory equity interests, cooperation, and other customary matters.

Noncompetition Agreement

In connection with the separation, FinCo and/or its affiliate will enter into an agreement prohibiting FinCo from competing with InfoCo in the tax servicing business within the U.S. for a period of ten years.

License Agreement

In connection with the separation, FinCo and InfoCo will enter into a license agreement pursuant to which FinCo will license certain patents to InfoCo and InfoCo will license certain patents and a software program to FinCo. The license agreement will also set forth the intellectual property that is to be owned by each of FinCo and InfoCo after the separation and will implement certain re-direction arrangements relating to specified domain names.

MANAGEMENT

Directors and Executive Officers

The following information is as of May 10, 2010, with respect to those persons who are expected to serve as FinCo’s directors and executive officers following the distribution. The director nominees are expected to be named to the board of directors in connection with the distribution. The board of directors thereafter is expected to name the individuals below to serve as FinCo’s executives in the capacities listed below.

Directors

Hon. George L. Argyros	Mr. Argyros, 73, serves as chairman and chief executive officer of Arnel & Affiliates, a diversified investment company. He served as a director of First American from 1988 to 2001, was the U.S. Ambassador to Spain and Andorra from 2001 to 2004, and returned to First American’s board of directors in 2005. He currently serves as a director of DST Systems, Inc. and Pacific Mercantile Bancorp. Through his experience as a real estate investor, Mr. Argyros will provide FinCo with insight into the importance of our services to our customers as well as an important perspective on how we can improve those services.

Bruce S. Bennett	Mr. Bennett, 51, is the founding partner of the law firm Hennigan, Bennett & Dorman, LLP. He has served as a director of First American since 2008. As an experienced bankruptcy attorney, Mr. Bennett will bring to FinCo a unique perspective on commercial title risk and the general financial risks we face.

Glenn C. Christenson	Mr. Christenson, 60, has been managing director of Velstand Investments, LLC since 2007. Previously he served as executive vice president and chief financial officer of Station Casinos, Inc. from 1989 to 2007. He has been a director of First American since 2008 and also serves on the board of NV Energy, Inc. Previously, he was also a director of Sierra Pacific Resources. As a former chief financial officer a public company, Mr. Christenson will provide guidance on the financial reporting and risk management issues we will face as a public company.

Hon. William G. Davis	Mr. Davis, 80, is counsel to the law firm Davis Webb LLP. Previously, he was counsel to Torys LLP, an international law firm until 2010. He has served as a director of First American since 1992. As the former premier of Ontario, Canada, Mr. Davis will provide advice and direction with respect to our relationship with governmental entities and with respect to our extensive business in Canada and our other international operations.

James L. Doti

Mr. Doti, 63, is the president and Donald Bren Distinguished Chair of Business and Economics at Chapman University. He has served as a director of First American since 1993. He is also a director of Standard Pacific Corp. and served on the board of Fleetwood Enterprises, Inc. until 2009. As president of Chapman University and with a doctorate in economics from the University of Chicago,

Dr. Doti will give FinCo insight into the organizational challenges that large companies face and the impact of the economic environment on FinCo.

Lewis W. Douglas, Jr.	Mr. Douglas, 85, is chairman of Stanley Energy, Inc., an oil exploration company. He has served as a director of First American since 1971 and also from 1961 to 1967. With a background in oil and gas exploration, Mr. Douglas will bring to FinCo, particularly in his role as chairman of our Compensation Committee, an awareness of the relationship between risk and reward, which has manifested itself through increased rigor in our compensation programs.

Dennis J. Gilmore	Mr. Gilmore, 51, is expected to be the chief executive officer of FinCo and currently serves as chief executive officer of First American’s Financial Services Group. He also served as chief operating officer of First American from 2004 to 2008. As FinCo’s chief executive officer, Mr. Gilmore will bring to the board of directors an in-depth understanding of FinCo’s businesses, challenges and opportunities, as well as significant experience in the real estate settlement services industry.

Parker S. Kennedy	Mr. Kennedy, 62, is First American’s chairman and chief executive officer, a position he has held since 2003. Previously he also served as First American’s president from 1993 to 2004. He has been a director of First American since 1987 and also served on the First Advantage Corporation board until 2009. We believe that Mr. Kennedy, who has worked in First American in various capacities for over 30 years, has unparalleled executive experience in our industry. He will also bring to FinCo an incomparable understanding of First American’s history and culture.

Frank E. O’Bryan	Mr. O’Bryan, 76, is a private investor. From 1997 to 2003 he served as chairman of the board of WMC Mortgage Corporation. He has been a director of First American since 1994. Mr. O’Bryan is also a director of Ares Capital Corporation and previously served on the board of Standard Pacific Corp. With decades of experience in the mortgage industry, Mr. O’Bryan will enhance FinCo’s understanding of the needs of its customers and how those needs change in response to the economic environment.

Herbert B. Tasker	Mr. Tasker, 73, has served as chairman and chief executive officer of Mason McDuffie Mortgage Corporation since 2005. He was a mortgage industry consultant from 2004 to 2005 and was vice chairman and managing director of Center Capital Group, Inc., a mortgage conduit, from 1999 to 2004. He has been a director of First American since 2002 and has also previously served on the board of AmNet Mortgage, Inc. FinCo will avail itself of Mr. Tasker’s experience as an executive at various mortgage companies and service as president of the National Mortgage Bankers Association of America to better understand and anticipate trends in the mortgage industry.

Virginia M. Ueberroth	Ms. Ueberroth, 70, is chairman of the Ueberroth Family Foundation, a philanthropic organization. She has served as a director of First American since 1988. Through Ms. Ueberroth’s experience in philanthropic causes, FinCo will derive an appreciation for its stakeholders in the community.

Executive Officers

Name	Position(s) Held	Age
Parker S. Kennedy	Executive Chairman	62
Dennis J. Gilmore	Chief Executive Officer	51
Kenneth D. DeGiorgio	Executive Vice President, General Counsel and Secretary	39
Max O. Valdes	Senior Vice President and Chief Accounting Officer	55

•

Parker S. Kennedy was named chairman and chief executive officer of First American in 2003. He served as its president from 1993 to 2004 and was an executive vice president of First American from 1986 to 1993. He has been employed by First American’s subsidiary, First American Title Insurance Company, since 1977 and became a vice president of that company in 1979 and a director in 1981. During 1983, he was appointed executive vice president of First American Title Insurance Company, and in 1989 was appointed its president. He now serves as its chairman, a position to which he was appointed in 1999.

•

Dennis J. Gilmore has been serving as chief executive officer of First American’s financial services group since April 2008. Previously, Mr. Gilmore served as First American’s chief operating officer from 2004 to 2008. He served as an executive vice president of First American from 2003 to 2004 and served as president of the property information business segment (now known as the data and analytic solutions segment) from 1998 to 2005. Prior to that time, he established and managed the Lenders Advantage division of First American’s subsidiary, First American Title Insurance Company, from 1993 to 1998 and was employed by First American’s tax service subsidiary from 1988 to 1993.

•

Kenneth D. DeGiorgio was named senior vice president and general counsel of First American in 2004. In 2006, he also became First American’s secretary. Mr. DeGiorgio was vice president and associate general counsel of First American from 2001 to 2004, and served as regulatory and acquisition counsel from 1999 to 2001.

•

Max O. Valdes has served as First American’s senior vice president and chief accounting officer since 2006. He served as chief financial officer from April 2008 to January 2009 and also performed chief financial officer functions from January to March 2006. Mr. Valdes served as vice president and chief accounting officer from 2002 to 2006. Prior to that time, he served as First American’s controller. Mr. Valdes has been employed by First American since 1988.

Structure of the Board of Directors

Pursuant to FinCo’s organizational documents, the board of directors will be divided into three classes of approximately equal size and serve for staggered three-year terms. At each annual meeting, the stockholders will elect directors to succeed the class of directors whose term is expiring. Class I’s term will expire at the first annual meeting following the distribution, Class II’s term will expire at the second annual meeting and Class III’s term will expire at the third annual meeting. The director nominees will be allocated to classes upon election to the board of directors in connection with the separation.

Committees of the Board of Directors

Following the separation, the standing committees of FinCo’s board of directors will include an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees will consist exclusively of independent directors and is further described below. Other committees may also be established by the board of directors from time to time.

Audit Committee

The members of the audit committee are expected to be Messrs. Christenson (chair), Doti and O’Bryan. The functions performed by this committee are expected to include reviewing internal auditing procedures and results, selecting FinCo’s independent registered public accounting firm, directing and supervising investigations into matters within the scope of its duties, reviewing with the independent registered public accounting firm the plan and results of its audit and determining the nature of other services to be performed by, and fees to be paid to, such firm. This committee’s charter, which is anticipated to be similar to First American’s audit committee charter, will be posted in the corporate governance section of FinCo’s Web site at www.firstam.com, and will also be available in print to any stockholder who requests it. Such request should be sent to the secretary at 1 First American Way, Santa Ana, California 92707. FinCo’s board of directors will formally determine independence and financial expert status following the separation. However, Mr. Christenson has been deemed a financial expert within the meaning of the SEC’s rules and regulations by First American’s board of directors, and each member of the audit committee will meet the requirement of independence established in the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange listing standards.

Compensation Committee

The members of the compensation committee are expected to be Messrs. Douglas (chair), Christenson, Davis and Tasker. This committee is expected to establish compensation rates and procedures with respect to FinCo’s executive officers, including bonus awards, to monitor FinCo’s equity compensation plans and to make recommendations to the board of directors regarding director compensation. This committee’s charter, which is expected to be similar to First American’s compensation committee charter, will be posted in the corporate governance section of FinCo’s Web site at www.firstam.com, and is also available in print to any stockholder who requests it. Such request should be sent to the secretary at 1 First American Way, Santa Ana, California 92707. Each member of the compensation committee will be a non-employee director and there are no compensation committee interlocks involving any of the projected members of the compensation committee.

Nominating and Corporate Governance Committee

The members of this committee are expected to be Messrs. Davis (chair), Argyros, Bennett and Douglas and Ms. Ueberroth. This committee is expected to be responsible for identifying individuals qualified to become directors of FinCo; recommending that the board of directors select the nominees identified by the committee for all directorships to be filled by the board or by the stockholders; and developing, recommending to the board and periodically reviewing the corporate governance principles applicable to FinCo. This committee’s charter, which is expected to be similar to First American’s nominating and corporate governance committee charter, will be posted in the corporate governance section of FinCo’s Web site at www.firstam.com, and also will be available in print to any stockholder who requests it. Such request should be sent to the secretary at 1 First American Way, Santa Ana, California 92707. The committee is expected to adopt procedures by which certain of FinCo’s stockholders may recommend director nominees to the board, as well as establish criteria in identifying candidates for membership on the board of directors, following the separation.

Stockholder and Interested Party Communications with Directors

Stockholders and other interested parties may communicate directly with any or all of the non-management directors of FinCo by writing to such director(s) at the business addresses provided under each director’s name in the corporate governance section of our Web site at www.firstam.com. Directors receiving such communications will respond as such directors deem appropriate, including the possibility of referring the matter to management, to the full board or to an appropriate committee of the board.

Compensation of Non-Employee Directors

The following table and subsequent text sets forth director compensation information with respect to 2009 for the non-employee individuals that are anticipated to be elected to FinCo’s board of directors in connection with the separation. Following the separation, director compensation will be determined by FinCo’s board of directors with the assistance of its compensation committee. It is anticipated that such compensation will continue to consist of an annual retainer, an annual equity award, meeting attendance fees and, for certain directors, annual fees for serving as a committee chair or lead independent director.

Name	Fees Earned or Paid in Cash ($)	Stock Awards (1) ($)	All Other Compensation ($)	Total ($)
Hon. George L. Argyros	86,600	55,380	0	141,980
Bruce S. Bennett	92,600	55,380	0	147,980
Glenn C. Christenson	120,600	55,380	0	175,980
Hon. William G. Davis (2)	112,600	55,380	61,940	229,920
James L. Doti	92,600	55,380	0	147,980
Lewis W. Douglas, Jr.	123,600	55,380	0	178,980
Frank E. O’Bryan (3)	80,600	55,380	8,750	144,730
Herbert B. Tasker	100,600	55,380	0	155,980
Virginia M. Ueberroth	76,600	55,380	0	131,980

(1)	The amounts shown are the grant date fair value of stock awards granted in the year indicated as computed in accordance with accounting guidance.

The aggregate numbers of stock options and RSUs of First American held by each non-employee individual of First American that is expect to be elected to the FinCo board of directors as of December 31, 2009 were as follows:

Name	Stock Options (#)	Restricted Stock Units (#)
Hon. George L. Argyros	5,000	4,125
Bruce S. Bennett	0	3,747
Glenn C. Christenson	0	3,747
Hon. William G. Davis	5,000	4,125
James L. Doti	5,000	4,125
Lewis W. Douglas, Jr.	5,000	4,125
Frank E. O'Bryan	5,000	4,125
Herbert B. Tasker	5,000	4,125
Virginia M. Ueberroth	5,000	4,125

(2)	Mr. Davis also received 60,000 Canadian dollars for service on the board of directors of FCT Insurance Company Ltd., a Canadian subsidiary of First American (converted using the Interbank rate as of December 31, 2009, of 0.95320 Canadian dollars to 1 US dollar).
(3)	Mr. O’Bryan received an additional $8,750 for serving on the board of directors of First American Trust F.S.B., a wholly owned subsidiary of First American.

For 2009 the compensation of non-employee directors of First American consisted of several components. First American’s board of directors determined in December 2008 that (1) the annual cash retainer for 2009 for each non-employee director should be reduced to $48,600 from $54,000 (the amount paid in 2008) and (2) the annual 2009 RSU grant should be increased by the same dollar amount, from $50,000 to $55,400. The fee paid for attending each board and committee meeting was $2,000. The annual compensation of the chair of the Audit Committee was $25,000, and the annual compensation for each of the chairs of the Nominating and Corporate Governance Committee and the Compensation Committee was $15,000. The lead independent director of First

American received $15,000. Directors may also receive additional compensation for serving on the board of directors of certain of First American’s subsidiaries (payments are described in footnotes 2 and 3 to the table above).

On March 4, 2009 First American granted to each non-management director $55,400 worth of RSUs, which vest over three years, subject to accelerated vesting at retirement for any director with at least ten years of cumulative service on the First American board of directors.

First American’s board of directors has established a stock ownership guideline for directors whereby directors are expected to own at least five times their cash annual retainer in First American common stock. RSUs issued to directors are included for purposes of meeting the guideline. Directors have five years to satisfy the guideline, measured from the later of the date the guideline was adopted (February 28, 2007) or commencement of their service.

The following “Compensation Discussion and Analysis” section discusses the compensation of First American’s executive officers for 2009 that are expected to become named executive officers of FinCo, namely Messrs. Kennedy, Gilmore, DeGiorgio and Valdes. Following the separation, FinCo’s compensation committee will determine the compensation of its named executive officers. The perspectives and philosophies of FinCo’s compensation committee may differ from those discussed herein.

Compensation Discussion and Analysis

I.	First American’s Compensation Philosophy & Objectives

A.	2009 Corporate Performance

In light of the continuing challenges in the marketplace, the Compensation Committee of the board of directors of First American (the “Committee”) believes that First American performed well in 2009. Net income attributable to First American for the year was $199.7 million, or $2.09 per diluted share, compared with a prior year loss of $26.3 million, or 28 cents per diluted share. First American’s Financial Services Group (“FSG”) was able to substantially improve performance through a continued emphasis on centralizing, standardizing, and simplifying its business. First American’s Information Solutions Group (“ISG”) reported increases in revenues, pre-tax income, and margins for 2009 despite the continued existence of challenging business conditions in many of its segments. These improvements occurred at the same time as First American devoted substantial attention to the numerous steps required to complete or facilitate the separation of First American in the first half of 2010. In particular, during 2009 First American completed the buy-in of publicly held shares of First Advantage Corporation (“FADV”), amended the Experian joint venture agreement to facilitate the purchase of the remaining noncontrolling interest in 2010, made most regulatory filings that are required to consummate the transaction (all of which were made by the end of January 2010) and began the process of securing new credit facilities for both companies, commitments for which were received in early 2010.

Significantly higher 2009 incentive compensation awards, both short-term and long-term, to the named executive officers reflect the improvement in First American’s performance and the achievement of these milestones. Just as First American’s pay-for-performance philosophy resulted in significantly lower payouts for 2008, First American’s improved financial performance in 2009 led to meaningful increases in the incentive compensation components of executive compensation. This correlation of performance to payouts under the short-term and long-term incentive programs is consistent with First American’s compensation philosophy and objectives, as detailed below.

B.	Compensation Philosophy and Objectives

First American’s annual executive officer compensation program, which has been approved by the Committee, is designed to enhance shareholder value by providing that a large part of executive officer compensation be related to First American’s overall performance, the performance of the business unit or function for which the executive officer is responsible, and a subjective analysis of the contribution of each individual executive officer to First American. First American’s policy is further designed to develop and administer programs that will:

•	attract and retain key executives critical to First American’s long-term vision and success;

•	provide compensation levels that are competitive with others in First American’s peer group, as that peer group is identified by the Committee from time to time;

•	motivate executive officers to enhance long-term shareholder value; and

•	encourage the identification and implementation of best business practices.

C.	Named Executive Officers

This discussion addresses the compensation programs applicable to First American’s executive officers for 2009 that are anticipated to become FinCo named executive officers, namely:

Named Executive Officer	Anticipated Position with FinCo
Parker S. Kennedy	Executive Chairman
Dennis J. Gilmore	Chief Executive Officer
Kenneth D. DeGiorgio	Executive Vice President, General Counsel and Secretary
Max O. Valdes	Senior Vice President and Chief Accounting Officer

Mr. Kennedy is currently, and was throughout 2009, chairman and chief executive officer of First American. Mr. Gilmore is currently, and was throughout 2009, chief executive officer of First American’s FSG. Mr. DeGiorgio is currently, and was throughout 2009, First American’s senior vice president, general counsel and secretary. Mr. Valdes is currently, and was throughout 2009, First American’s senior vice president and chief accounting officer, and additionally served as its chief financial officer during 2009 until January 27, 2009. First American’s chief financial officer is anticipated to be employed by InfoCo following the separation and, accordingly, has not been included in this “Compensation Discussion and Analysis.”

II.	Role of the Compensation Committee

A.	General

The Committee is comprised of independent members of First American’s board of directors. On October 6, 2009, First American’s board of directors created two subcommittees of the Committee, one to address compensation matters for FSG and the other to address compensation matters for ISG, in either case including 2010 compensation programs for the named executive officers that each group would employ after the separation of First American. Matters related to the compensation of Mr. Kennedy and the 2009 compensation of named executive officers would continue to be addressed by the entire Committee. Actions taken by the Committee as a whole or through one of its subcommittees are referred to generically in this discussion as an action taken by the Committee.

The Committee reviews and approves the base salaries of the executive officers of First American and their annual incentive bonus programs, their long-term incentive compensation, other incentive plans and executive benefit plans. It also reviews and makes recommendations to First American’s board of directors regarding director compensation. The Committee, in consultation with the compensation consultants that it retains, analyzes the reasonableness of the compensation paid to the executive officers. In discharging its functions, as described in more detail below, the Committee reviews compensation data from comparable companies and from relevant surveys, which it utilizes to assess the reasonableness of compensation for First American’s executive officers.

The Committee’s function is more fully described in its charter which has been approved by First American’s board of directors. The charter is available in the corporate governance section of First American’s Web site at www.firstam.com.

The Committee meets with First American’s chief executive officer to discuss his own compensation package, but ultimately decisions regarding his package are made solely based upon the Committee’s deliberations with input from its compensation consultant. Decisions regarding other executive officers are made by the Committee after considering recommendations from the chief executive officer and certain other executive officers, as appropriate, as well as input from its compensation consultants.

First American’s chief executive officer and, as appropriate, its general counsel and chief financial officer, may attend the portion of the Committee’s meetings where individual executive officer performance is discussed. Only Committee members are allowed to vote on decisions regarding executive officer compensation.

B.	Interaction with Compensation Consultants

In making its determinations with respect to executive officer compensation, the Committee engages the services of Frederic W. Cook & Co., Inc. to assist with its review of the compensation package of the chief executive officer and other executive officers. In addition, the compensation consultant has assisted the Committee with related projects, such as evaluating non-employee director pay levels, advice with respect to the design of executive compensation programs, review of annual management incentive bonus plans, preparation of First American’s compensation-related disclosures and related tasks.

The Committee retains the compensation consultant directly, although in carrying out assignments, the compensation consultant also interacts with First American’s management to the extent necessary and appropriate. The compensation consultant performs no services for management, though it does assist in the preparation of First American’s compensation-related disclosures.

III.	Compensation Structure

A.	Pay Elements—Overview

First American utilizes three main components of compensation:

•	Base Salary: fixed pay that takes into account an individual’s role and responsibilities, experience, expertise and individual performance;

•

Annual Incentive Bonus: variable pay that is designed to reward executive officers primarily based on First American performance and/or the performance of the business unit or function for which the executive officer is responsible. The annual incentive bonus may be paid in cash, equity or a combination thereof;

•	Long-Term Incentives: stock-based awards, which currently consist solely of restricted stock units (“RSUs”). RSUs also may be awarded as a component of the annual incentive bonus.

B.	Pay Elements—Details

(1) Base Salary

The Committee sets base salaries for executive officers based on the individual’s position within First American and his current and sustained performance results. The Committee reviews executive officer base salaries each year and makes any adjustments it deems necessary based on, among other factors, the overall performance of First American, new roles and/or responsibilities assumed by the executive officer, the performance of the executive officer’s business unit or area of responsibility, the executive officer’s significant impact on strategic goals, the executive officer’s length of service with First American and the executive officer’s base salary relative to the base salaries of similar individuals in peer companies. The Committee gives no specific weighting to any one factor in setting the level of base salary, and the process ultimately relies on the subjective exercise of the Committee’s judgment. Although base salaries generally are targeted at market median or below, based on First American’s peer group and relevant compensation survey data (discussed further below), the Committee also takes into account the factors described above, as well as the executive officer’s potential as a key contributor and amounts that may be required to recruit new executive officers.

Other than in the case of new hires, the Committee generally determines base salaries for executive officers around the beginning of each calendar year. As described below under VII.A. “Employment Agreements,” all of the named executive officers, other than Mr. Kennedy, have employment agreements with First American that specify their base salaries, which agreements are expected to be assigned to FinCo. Messrs. Gilmore, DeGiorgio and Valdes entered into employment agreements with First American in December 2008. The agreements provide for a minimum base salary in the amount indicated in the column entitled “Minimum Base Salary” in the table immediately below. These amounts may be increased at the discretion of the Committee.

For 2009, base salaries reflected First American’s continuing efforts to respond to the difficult economic conditions that First American faced in 2007 and 2008. In early 2008 management and the Committee initially concluded that the difficult economic conditions faced by First American in 2007 and the equally uncertain economy in 2008 were overriding factors and, accordingly, determined that it was appropriate to make no adjustments to 2008 base salaries for the named executive officers. As part of First American’s expense reduction efforts, management subsequently requested that, effective April 1, 2008, the base salaries of certain named executive officers be reduced from the original 2008 levels (reflected in the table below in the column entitled “January 1, 2008 Base Salary”) as part of First American’s expense reduction initiatives. The reduced amounts are reflected in the table below under the column entitled “April 1, 2008 Base Salary”. On March 12, 2009, the Committee evaluated 2009 base salaries for the named executive officers. Taking into account the continuing uncertain conditions in the economy as well as certain of the other factors described above, the Committee determined that base salaries should remain at their 2008 levels for the named executive officers with the exception of Mr. Valdes, whose base salary the Committee increased to $350,000 as of March 1, 2009 in recognition of the unique perspective and talents he brings to First American after having served as its interim chief financial officer.

The base salaries of the named executive officers as of January 1, 2008, April 1, 2008 and March 1, 2009 and the minimum base salary as required by their respective employment agreements are as follows:

Named Executive Officer	January 1, 2008 Base Salary	April 1, 2008 Base Salary	March 1, 2009 Base Salary	Minimum Base Salary
Kennedy, P.	$750,000	$675,000	$675,000	None
Gilmore, D.	$650,000	$585,000	$585,000	$585,000
DeGiorgio, K.	$300,000	$300,000	$400,000	$300,000
Valdes, M.	$300,000	$300,000	$350,000	$300,000

On October 6, 2009, the Committee concluded that, in light of the significantly improved performance of the FSG in 2009, it was appropriate to increase Mr. Gilmore’s base salary to $650,000, the amount it was prior to the expense reduction initiatives commenced in early 2008.

On February 23, 2010, the Committee made a determination regarding the salaries of Messrs. Gilmore and Valdes The Committee determined that their salaries would remain unchanged until the separation and that subsequent to the separation Mr. Gilmore’s salary would increase to $750,000, reflecting his increased responsibilities as the chief executive officer of a public company, and that Mr. DeGiorgio’s salary would increase to $500,000, which approximates the median level for his role. The Committee also determined that, until the separation, Mr. Kennedy’s base salary would remain at its current rate and that it would defer any decision regarding his post-separation compensation to the compensation committees of FSG and ISG.

(2) Annual Incentive Bonus

First American and the Committee consider the annual incentive bonus to be a critical component of the executive officer compensation program. In recent years the annual incentive bonus has accounted for the majority of the compensation paid to the named executive officers. This emphasis on annual incentive bonuses, as opposed to long-term incentive compensation, reflects the view that key components of First American’s business operations are cyclical in nature. As described further below, First American pays a significant portion of the annual incentive bonus in RSUs that vest over five years, which the Committee believes focuses executive officers on enhancing long-term shareholder value. Accordingly, First American believes that an incentive structure tied to annual performance is a more effective means of motivating and rewarding executive officers to enhance long-term shareholder value.

As was the case in 2008, the Committee structured the 2009 annual incentive bonus program for executive officers as an objective annual incentive bonus program, based on measurable performance against financial targets, concluding that this increases the focus of executive officers on key drivers of shareholder value and would put First American’s compensation practices more in line with current executive compensation trends. In implementation of this concept, the Committee established target bonus awards for each of the named executive officers. The percentage of the target bonus to be earned by each officer would be determined by measuring performance against pre-established metrics. The financial targets varied, depending on whether the officer’s responsibilities extended throughout First American or were limited to either FSG or ISG or one of First American’s segments.

Mr. Gilmore. Mr. Gilmore’s annual incentive bonus was determined by adjusting the applicable portion of the target bonus amount (described in the table below under the column entitled “Percentage of Target”) based on objective financial criteria in four areas (each described in the table below under the column entitled “Metric”), each of which had associated with it a threshold, target and superior level of achievement (described in the table below under the columns entitled “Threshold”, “Target” and “Superior”, respectively). At threshold, target and superior performance levels, 50%, 100% and 175% of the target bonus amount, respectively, was payable on a sliding scale between threshold and target and target and superior performance levels.

Metric	Percentage of Target	Threshold	Target	Superior	Actual 2009 Results
FSG Return on Equity	20%	5.0%	5.7%	6.5%	7.2%
Increase in Title Company Market Share	20%	0.5%	1.0%	2.0%	<0.5%
Title Insurance and Services Segment Profit Margin	30%	3.6%	5.0%	6.7%	5.9%
Title Insurance and Services Segment Labor and Operating Expense Ratio	30%	85%	82.8%	80%	81.5%

Under the original plan applicable to Mr. Gilmore, the profit margin and labor and operating expense ratio metrics adjusted to the extent that net operating revenues vary from a budgeted amount. The Committee, however, determined that the adjustment to these metrics should not apply because the plan, as designed, did not appropriately reflect the impact of the decline in commercial revenues in 2009. The Committee also noted the significant improvements in the performance of the title insurance and services segment, the meaningful increase in cash flow generated by First American in 2009 compared to 2008 and the overall increase in shareholder value during 2009. As contemplated by the plan, the metrics also were adjusted for taxes and annual incentives (other than the return on equity metric), 50% of any office closures, severance expenses and asset impairments and, subject to the discretion of the Committee, realized investment losses. In light of the substantial improvement in the investment portfolio’s total return for 2009 over 2008 (which return includes both realized and unrealized gains and losses), the Committee determined that 50% of the realized investment losses for 2009 should be added back. Based on these metrics, the Committee determined Mr. Gilmore’s aggregate payout to be 117.36% of his target bonus.

ISG Chief Executive Officer. ISG’s chief executive officer’s annual incentive bonus plan, the results of which are incorporated into the plans for Messrs. Kennedy, DeGiorgio and Valdes as described below, adjusted the applicable portion of the target bonus amount (described in the table below under the column entitled “Percentage of Target”) to the extent that actual performance of ISG deviated from budgeted performance in four areas (described in the table below under the column entitled “Metric”). Under the plan, performance at budget (described in the table below under the column entitled “Budget”) would have resulted in the payment of the target bonus amount. Performance that deviates from budget would have resulted in an adjustment to the target bonus amount up or down in a stepped fashion by applying the following multipliers: (i) a 1.25 multiplier between 100.01% and 110% of budget or between 99.99% and 90% of budget; (ii) a 1.75 multiplier between 110.01% and 120% of budget or between 89.99% and 80% of budget; and (iii) a 2.5 multiplier above 120% or below 80% of budget (provided that in no event could the bonus exceed 175% of target).

Metric	Percentage of Target	Budget (in thousands, except percentages)	Actual 2009 Results (in thousands, except percentages)
ISG EBITDA Margin	35%	24.98%	24.23%
ISG EBITDA	30%	$514,908	$519,866
ISG Revenue	25%	$2,061,622	$2,145,204
ISG Free Cash Flow	10%	$284,249	$325,081

The EBIDTA metrics excluded amortization of stock based compensation expenses and the revenue and EBITDA metrics excluded one time items and investment gains and losses. Based on these metrics, ISG’s chief executive officer’s payout would have been 102.23% of his target bonus amount (although he was paid a different amount in connection with his separation from service with First American).

Messrs. Kennedy, DeGiorgio and Valdes. Twenty-five percent of Messrs. Kennedy’s, DeGiorgio’s and Valdes’ annual incentive bonus amount was determined by adjusting 25% of their respective target bonus amounts based on achievement of a target return on equity for First American. At threshold (6.0%), target (7.0%) and superior (8.0%) performance levels, 50%, 100% and 175% of the target bonus amount, respectively, was payable on a sliding scale between threshold and target and target and superior performance levels. First American achieved an 8.0% return on equity for 2009. The portion of the return on equity metric attributable to ISG was subject to the same adjustments as applied to the plan for ISG’s chief executive officer and the portion attributable to FSG was subject to the same adjustments as applied to Mr. Gilmore’s plan. Half of the remaining 75% of their respective target bonus amounts adjusted based on the percentage of the target bonus that ISG’s chief executive officer would have received but for his separation from service and the other half adjusted based on the percentage of the target bonus that Mr. Gilmore received. Based on these metrics, their payout was 126.10% of their respective target bonus amounts.

The following table summarizes the computation of the 2009 annual incentive bonuses and the amount paid in cash and RSUs (as described below) to each named executive officer. The cash amounts in the table below are reflected in the Summary Compensation Table under the column entitled “Non-Equity Incentive Plan Compensation.”

Named Executive Officer	2009 Target Annual Incentive Bonus	2009 Metric Result	2009 Annual Incentive Bonus Amount	2009 Actual Bonus		2008 Actual Bonus
				Cash	RSUs	Cash		RSUs
Kennedy, P.	$2,075,000	126.10%	$2,616,483	$1,308,242	$1,308,242	$0	(1)	$0	(1)
Gilmore, D.	$1,690,000	117.36%	$1,983,353	$991,677	$991,677	$805,500		$537,000
DeGiorgio, K.	$650,000	126.10%	$819,621	$491,773	$327,848	$365,809		$196,974
Valdes, M.	$500,000	126.10%	$630,478	$409,811	$220,667	$309,532		$132,657

(1)	Though entitled to receive an annual incentive bonus of $1,849,143 in 2008, Mr. Kennedy requested that the Committee not award him an annual incentive bonus.

The Committee has concluded that the alignment of executive officer efforts with long-term increases in shareholder value would be advanced by paying a portion of the annual incentive bonus in the form of RSUs. Because these RSUs vest over a five year period, this practice also discourages executive officers from taking excessive risks for short term gains. RSUs granted as part of the annual incentive bonus program will sometimes be referred to as “Bonus RSUs” for purposes of clarity. Pursuant to schedules previously approved by the Committee, for 2009 50% of Messrs. Kennedy’s and Gilmore’s annual incentive bonuses were paid in Bonus RSUs, 40% of Mr. DeGiorgio’s annual incentive bonus was paid in RSUs and 35% of Mr. Valdes’ annual incentive bonus was paid in Bonus RSUs.

RSUs are denominated in units of First American’s common shares. In accordance with First American policy, the number of units granted to a named executive officer in 2010 for 2009 performance was determined by dividing the dollar amount of the annual incentive bonus that the Committee determines to be paid in RSUs by the closing price of First American’s stock on March 3, 2010, the second day on which the New York Stock Exchange was open for trading following the filing of First American’s Annual Report on Form 10-K. These common shares are not actually issued to the participant on the grant date. Instead, when an RSU vests, the participant is entitled to receive the shares. Dividends paid on First American’s common shares are treated as if they were paid at the same time with respect to the RSUs and immediately reinvested in additional RSUs which are subject to the same restrictions as the underlying RSUs.

As a general rule Bonus RSUs vest at a rate of 20% on each anniversary of the date of grant. Vesting accelerates in certain circumstances, including upon the death or disability of the recipient and upon the one year anniversary of the early retirement or normal retirement of the recipient or the date on which the recipient is terminated without cause. Early retirement means the termination of the recipient’s employment, other than for cause, after having reached age 55 and 10 years of service. Normal retirement means the termination of the recipient’s employment, other than for cause, after having reached age 62, irrespective of the number of years of service. It is a condition of early vesting in the event of disability, termination without cause or retirement that the recipient sign a separation agreement in a form satisfactory to First American. An RSU holder has none of the rights of a shareholder unless and until shares are actually delivered to the holder.

The Bonus RSUs issued in 2009 and 2010 to First American’s named executive officers provide that, except in the case of death, disability or certain changes-in-control, none of the Bonus RSUs shall vest unless the net income of First American for the year of issuance is at least $50 million, excluding (a) asset write-downs, (b) litigation or claim judgments or settlements, (c) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results, (d) any reorganization and restructuring programs, (e) extraordinary, unusual and/or nonrecurring items of gain or loss and (f) foreign exchange gains and losses (“Extraordinary Items”). The Committee decided to place such a condition on the vesting of Bonus RSUs so that they could be deducted by First American for tax purposes under Section 162(m) of the Internal Revenue Code.

With respect to Bonus RSUs issued in 2009 in connection with the 2008 annual incentive bonuses, it should be noted that as required by applicable rules these Bonus RSU grants were not reflected in First American’s 2008 Summary Compensation table, the Grants of Plan-Based Awards table, or the Outstanding Equity Awards at Fiscal Year End table, but are reported in the corresponding tables contained herein. Similarly, in the case of the Bonus RSUs issued in 2010 in connection with the 2009 annual incentive bonuses, these Bonus RSU grants are not shown in the Summary Compensation table, the Grants of Plan-Based Awards table or the Outstanding Equity Awards at Fiscal Year End table contained herein. As required by applicable rules, these tables only show equity awards issued in 2009.

In 2009 the Committee established a performance unit arrangement for named executive officers designed to permit First American to deduct for tax purposes under Section 162(m) of the Internal Revenue Code the entire amount of the cash portion of the annual incentive bonus awarded for 2009 performance. The arrangement involved the granting of performance units in an amount significantly exceeding the cash portion of the target bonus amount, followed by a reduction of the amount of performance units to eliminate the excess units when actual cash bonus amounts had been determined. The remaining units were then utilized to pay the cash portion of the annual incentive bonus in the amount determined by the Committee. On March 12, 2009, the Committee granted to each of the named executive officers performance units with a cash value equal to twice the expected cash portion of the 2009 target annual incentive bonus (except for Mr. Valdes, who was granted 552,000 performance units). These performance units, which were issued under First American’s 2006 Incentive Compensation Plan, provided that they would not be payable unless the net income of First American for 2009 was at least $50 million, excluding Extraordinary Items. The Committee determined that this target was met for 2009, with the result that the named executive officers ultimately received performance units for 2009, which the Committee subsequently converted into cash in the amount shown in the preceding table in the column labeled “2009 Actual Bonuses—Cash.”

On February 23, 2010, the Committee considered target 2010 bonus amounts and the metrics for adjusting those amounts for Messrs. Kennedy, Gilmore, DeGiorgio and Valdes. The Committee determined that Mr. Valdes’ target bonus amount should remain unchanged and that, for the period prior to the separation of First American, Mr. Gilmore’s target bonus amount also should remain unchanged, but that for the period subsequent to the separation his target bonus should be increased, on a pro rata basis, to $2,100,000. As with Mr. Gilmore’s base salary, this increase reflects his increased responsibilities as the chief executive officer of a public company. Mr. DeGiorgio’s target bonus would similarly increase, on a pro rata basis, to $800,000 at the time of the separation. The Committee determined that until the separation, Mr. Kennedy’s target bonus would remain at its 2009 level and would be pro-rated for the period prior to the separation. The Committee deferred any determination of Mr. Kennedy’s post-separation target bonus amount to the compensation committees of FSG and ISG.

Messrs. Gilmore’s, DeGiorgio’s and Valdes’ annual incentive bonus will be determined by adjusting the target bonus amount based on objective financial criteria in two areas, each of which has associated with it a threshold, target and superior level of achievement. Fifty percent of the target bonus amount adjusts based on the extent that actual return on equity for FSG deviates from budgeted return on equity and fifty percent adjusts based on the extent to which the actual pretax profit margin of FSG deviates from the budgeted margin. These metrics exclude costs incurred in connection with the separation of First American and, at the discretion of the Committee, unusual or one time items. At threshold, target and superior performance levels, 50%, 100%, and 175% of the target bonus amount is payable, respectively. Performance on each measure could range from zero to above 175% to a maximum of 250% on a linear basis, provided that the total bonus payment is capped at 175% of the target. It is anticipated that Mr. Gilmore’s annual incentive bonus for 2010 will be paid 50% in cash and 50% in Bonus RSUs, that Mr. DeGiorgio’s annual incentive bonus for 2010 will be paid 60% in cash and 40% in Bonus RSUs and that Mr. Valdes’ annual incentive bonus for 2010 will be paid 65% in cash and 35% in Bonus RSUs with the final percentage to be determined based on their total compensation for the year. In each instance the Bonus RSUs will vest in four equal annual increments commencing on the first anniversary of the date of grant.

It is anticipated that half of Mr. Kennedy’s pre-separation annual incentive bonus will be determined by adjusting his target bonus amount in the same manner as Mr. Gilmore’s bonus, and that the other half will be adjusted pursuant to the criteria applicable to ISG’s chief executive officer, when that criteria is determined.

For 2010, the Committee again established a performance arrangement for the named executive officers. The Committee granted to Messrs. Kennedy, Gilmore, DeGiorgio and Valdes performance units with a cash value equal to twice the expected cash portion of the 2010 target annual incentive bonus. These performance units, which were issued under First American’s 2006 Incentive Compensation Plan, provided that they would not be payable unless the net income of First American for 2010 was at least $50 million, excluding Extraordinary Items. As in 2009, the award agreements give the Committee complete discretion to reduce the actual amount of bonus payable to any lesser amount. It is expected that such a reduction will be made when the Committee determines the actual 2010 annual incentive bonus.

(3) Long-Term Incentives

Since 2006 the Committee has provided long-term incentives to its executive officers through the issuance of RSUs. The Committee believes that RSUs provide the best means of aligning the interests of executive officers with those of its long-term shareholders based on, among other factors, (a) the significant accounting charges that result from alternative forms of long-term equity compensation, in particular stock options, (b) the tendency for employees, as a result of the cyclical nature of some of First American’s core businesses, to assign a value to stock options that is lower than the actual accounting expense for those options, and (c) the difficulties in establishing long-term performance targets. The Committee also believes that such long-term incentive awards, particularly when coupled with the payment of a meaningful portion of the annual incentive bonus in Bonus RSUs, incentivizes executive officers to have a long-term perspective on First American’s performance and, concomitantly, discourages them from taking excessive risk to achieve short term gains. RSUs issued as part of First American’s long-term incentive program will sometimes be referred to as “Long-Term Incentive RSUs,” to distinguish them from the previously described Bonus RSUs awarded to the named executive officers as a portion of their annual incentive bonus.

With respect to the Long-Term Incentive RSUs issued in 2009 in connection with performance in 2008, based on an analysis of long-term incentive awards made by comparable companies and the recommendations of its compensation consultant, the Committee had established in July 2008 a schedule of the maximum amount of Long-Term Incentive RSUs that could be potentially awarded to each of the named executive officers. The Committee determined that the amount of Long-Term Incentive RSUs to be awarded for 2008 would be based on its and Mr. Kennedy’s subjective evaluation of each named executive officer’s performance and on the overall performance of First American. Based on this evaluation, the Committee on March 3, 2009, approved of the granting of the Long-Term Incentive RSUs set forth in the column entitled “Long-Term Incentive RSUs Granted in 2009” in the following table. In light of First American’s performance in 2008, Mr. Kennedy requested that he not receive a Long-Term Incentive RSU grant. The Committee assented to this request.

On March 12, 2009, the Committee determined the maximum amount of Long-Term Incentive RSUs that it would award to named executive officers in 2010 in connection with 2009 performance. Given that the Committee retains the complete discretion to determine the amount of the final award, the Committee determined that the maximum amount of such awards should remain at the level established for 2009.

On February 23, 2010, the Committee met to consider the amount of RSUs to be awarded to executive officers in connection with performance in 2009. The Committee determined that in light of First American’s improved performance in 2009 over 2008 and the contribution of the named executive officers to such performance, a significantly greater amount of RSUs should be awarded for 2009 performance than were awarded for 2008 performance. The amounts awarded to the named executive officers are set forth in the table below in the column entitled “Long-Term Incentive RSUs Granted in 2010.”

The terms and conditions of Long-Term Incentive RSUs are identical to the Bonus RSUs issued to the named executive officer except that vesting does not accelerate upon early retirement or termination without cause and their value is not included in determining the amount of the benefit under First American’s Executive Supplemental Benefit Plan (“SERP”).

The approximate dollar values of the Long-Term Incentive RSUs issued to each of the named executive officers and, for awards made in 2010 in connection with 2009 performance, the maximum potential value of the awards, are described in the following table:

Named Executive Officer	Long-Term Incentive RSUs Granted in 2008 (1)	Long-Term Incentive RSUs Granted in 2009 (1)	Maximum Potential 2010 Long- Term Incentive RSUs	Long-Term Incentive RSUs Granted in 2010 (1)
Kennedy, P.	$0	$0	$850,000	$850,000
Gilmore, D.	$500,000	$342,000	$850,000	$850,000
DeGiorgio, K.	$225,000	$100,000	$325,000	$300,000
Valdes, M.	$225,000	$100,000	$175,000	$165,000

(1)	The actual dollar value of the RSUs may differ slightly from these dollar amounts in the table due to rounding. Pursuant to First American policy, the Long-Term Incentive RSUs granted (a) in 2008 were issued on March 4, 2008, (b) in 2009 were issued on March 4, 2009, and (3) in 2010, were issued on March 3, 2010, in each case the second day on which the New York Stock Exchange was open for trading following the filing of First American’s Annual Report on Form 10-K for the applicable year.

As indicated above with respect to Bonus RSUs, it should be noted that, as required by applicable rules, Long-Term Incentive RSUs granted in 2010 in connection with 2009 performance are not reflected in the Summary Compensation table, the Grants of Plan-Based Awards table, or the Outstanding Equity Awards at Fiscal Year End table contained herein. Those tables reflect Long-Term Incentive RSUs granted in 2009 in connection with 2008 performance.

On February 23, 2010, the Committee considered the maximum potential Long-Term Incentive RSU award amounts for Messrs. Kennedy, Gilmore, DeGiorgio and Valdes. The Committee determined that Mr. Valdes’ maximum amount should remain unchanged and that, for the period prior to the separation of First American, Mr. Gilmore’s amount also should remain unchanged, but that for the period subsequent to the separation his maximum amount should be increased on a pro rata basis to $900,000. As with the other aspects of Mr. Gilmore’s 2010 compensation, this increase reflects his increased responsibilities as the chief executive officer a public company. Mr. DeGiorgio’s amount similarly increases on a pro rata basis to $375,000 at the time of the separation. The Committee determined that until the separation, Mr. Kennedy’s maximum potential Long-Term Incentive RSU award would remain at its 2009 level and would be pro-rated for the period prior to the separation. The Committee deferred any determination of Mr. Kennedy’s post-separation maximum potential amount to the compensation committees of FSG and ISG.

Summary of Base Salary, Bonus, and Long-Term Incentive Compensation Paid for 2009. The following table summarizes for each named executive officer the amount paid for 2009 in the form of total base salary, annual incentive bonus (paid in 2010 for 2009 performance) and long-term incentive RSUs (granted in 2010 in connection with 2009 performance):

Named Executive Officer	Base Salary Paid in 2009	2009 Actual Bonus (Paid in 2010)		Long-Term Incentive RSUs Issued in 2010 in Connection with 2009 Performance	Total
		Cash	Bonus RSUs
Kennedy, P.	$675,000	$1,308,242	$1,308,242	$850,000	$4,141,484
Gilmore, D.	$597,500	$991,677	$991,677	$850,000	$3,430,854
DeGiorgio, K.	$380,769	$491,773	$327,848	$300,000	$1,500,390
Valdes, M.	$340,385	$409,811	$220,667	$165,000	$1,135,863

(4) Other Executive Officer Benefits, including Perquisites and Retirement Benefits

Executive officers are entitled to employee benefits generally available to all full-time employees (subject to fulfilling any minimum service requirement). This would include elements such as the vacation and health and welfare benefits generally available to all employees. In designing these elements First American seeks to provide an overall level of benefits that are competitive with those offered by similar companies in the markets in which it operates.

In addition, certain perquisites have historically been made available to named executive officers. First American, however, in 2007 determined to discontinue significant perquisites for executive officers, including country club memberships and car allowances. Further details regarding perquisites are found in the Summary Compensation table and accompanying footnotes.

Named executive officers may participate in several benefit plans that provide benefits upon retirement. Such retirement benefits include: The First American Corporation 401(k) Savings Plan, The First American Corporation Pension Plan, The First American Corporation Pension Restoration Plan, the SERP and The First American Corporation Deferred Compensation Plan. The first two plans are generally available to employees (except that the Pension Plan is limited to individuals who became participants before 2002 and the Restoration Plan is limited to individuals who became participants before 1995), while the remaining three plans are limited to a select group of management. The First American Corporation 401(k) Savings Plan is a tax-qualified profit-sharing plan, which authorizes company matching contributions based on the amount of employee pre-tax contributions and a schedule that ties the amount of matching contributions to First American’s profitability. For 2009, First American will provide a match of $1.00 for each $1.00 employees contributed to the plan, up to 3% of the employee’s eligible compensation. Further explanation of the other four plans can be found in connection with the Pension Benefits and Deferred Compensation tables in the “Executive Compensation” section. First American believes that these plans provide a valuable recruiting and retention mechanism for its executive officers and enable it to compete more successfully for qualified executive talent.

C.	Pay Mix

The Committee utilizes the particular elements of compensation described above because it believes that they represent a well-proportioned mix of stock-based compensation, retention value and at-risk compensation which produces short-term and long-term performance incentives and rewards. By following this portfolio approach, the Committee endeavors to provide the named executive officer with a measure of security with respect to the minimum level of compensation he is entitled to receive, while motivating the named executive officer to focus on the business metrics that will produce a high level of performance for First American with corresponding increases in shareholder value and long-term wealth creation for the executive officer, as well as reducing the risk of loss of top executive talent to competitors.

For executive officers, the mix of compensation is weighted heavily toward at-risk pay and, in particular, the annual incentive bonus. This pay mix is consistent with the overall philosophy of maintaining a pay mix that results fundamentally in a pay-for-performance orientation for First American’s executive officers.

D.	Pay Levels and Benchmarking

Overall compensation levels for named executive officers are determined based on a number of factors, including each individual’s roles and responsibilities within First American, each individual’s experience and expertise, the compensation levels for peers within First American, compensation levels in the marketplace for similar positions and performance of the individual and First American as a whole. In determining these compensation levels, the Committee considers all forms of compensation and benefits.

In order to determine competitive compensation practices, the Committee primarily relies upon data compiled from public filings of selected companies (“comparator companies”) that it considers appropriate comparators for the purpose of developing executive compensation benchmarks. The comparator companies are identified below. In addition, First American periodically considers nationally recognized survey data published by various consulting firms, such as Towers Perrin, Hewitt, and Mercer. Compensation survey data includes information from both general industry and the financial sector. The general industry survey data considered companies with revenues between $5 billion and $10 billion with a broader range for financial industry companies.

With respect to 2009 executive compensation, the Committee determined that, in light of the fact that the FSG and the ISG function in many respects as separate companies, it should construct three groups of comparator groups: one group consisting of companies comparable to First American and applicable to executive officers, such as Messrs. Kennedy, DeGiorgio and Valdes, with First American-wide responsibilities, a second group consisting of companies comparable to FSG and applicable to Mr. Gilmore, and a third consisting of companies comparable to the ISG and applicable to executive officers, such as ISG’s chief executive officer, with responsibilities limited to the ISG. Numerous factors went into the selection of the comparator companies, including similarities of business lines, as well as comparable financial measures such as assets, revenues and market capitalization.

The three peer groups are as follows:

First American-Wide Peer Group	FSG Peer Group	ISG Peer Group

Affiliated Computer Services, Inc.	Assurant, Inc.	Alliance Data Systems Corporation

Assurant, Inc.	Fidelity National Financial, Inc.	ChoicePoint Inc.

ChoicePoint, Inc.	Fidelity National Information Services, Inc.	Crawford & Company

The Dun & Bradstreet Corporation	HCC Insurance Holdings, Inc.	The Dun & Bradstreet Corporation

Equifax, Inc.	LandAmerica Financial Group, Inc.	Equifax, Inc.

Fair Isaac Corporation	MGIC Investment Corporation	Fair Isaac Corporation

Fidelity National Financial, Inc.	Old Republic International Corporation	Fidelity National Information Services, Inc.

Fidelity National Information Services	The PMI Group, Inc.	Fiserv, Inc.

Fiserv, Inc.	Radian Group Inc.	Global Payments Inc.

LandAmerica Financial Group, Inc.	Stewart Information Services Corp.	infoGroup Inc.

MGIC Investment Corporation	White Mountain Insurance Group Ltd.	Total System Services, Inc.

Old Republic International Corporation

The PMI Group, Inc.

Radian Group Inc.

Stewart Information Services Corp.

After consideration of the data collected on competitive compensation levels and relative compensation within the executive officer group, the Committee determines each individual executive officer’s target total compensation opportunities based on First American and individual performance and the need to attract, motivate and retain an experienced and effective management team. The Committee examines the relationship of each executive officer’s base salary, target annual incentive bonus opportunity and long-term incentive opportunity to market median data. The Committee does not believe, however, that compensation opportunities should be structured toward a uniform relationship to median market data, especially in light of the different financial characteristics of First American’s business units (such as the relationship of revenues to net income). Accordingly, total compensation for specific individuals will vary based on a number of factors in addition to company and individual performance, including scope of duties, tenure, institutional knowledge and/or difficulty in recruiting a replacement executive officer.

E.	Conclusion

The final level and mix of compensation determined by the Committee is considered within the context of both the objective data from a competitive assessment of compensation and performance, as well as discussion of the subjective factors as outlined above. The Committee believes that each of the compensation packages for the named executive officers is within the competitive range of practices when compared to the objective comparative data even where subjective factors have influenced the compensation decisions.

IV.	Timing of Equity Grants

First American’s current policy with respect to equity awards to executive officers is, after Committee approval, to issue the awards on the second day on which the New York Stock Exchange is open for trading following the filing of First American’s Annual Report on Form 10-K. In the case of RSUs denominated in dollars and stock options, pricing (that is, the number of shares or units issued for each dollar denominated RSU award or the strike price with respect to stock options) is determined as of that date. The price of First American common stock used for these purposes is the last sale price reported for a share of First American’s common stock on the New York Stock Exchange on that date. With respect to employees other than executive officers, the methodology is the same as that for executive officers, except that prior to February 2008 the policy was to issue awards on the last day on which the New York Stock Exchange is open for trading during the quarter in which the Committee approved the award and the current policy is to issue awards on the 20th day of the third month of the calendar quarter that follows approval of the award by the Committee.

V.	Adjustment or Recovery of Awards

First American has no specific policies to adjust or recoup prior awards. However, under Section 304 of Sarbanes-Oxley, if First American is required to restate its financials due to material noncompliance with any financial reporting requirements as a result of misconduct, the chief executive officer and chief financial officer may be required to reimburse First American for any bonus or other incentive-based or equity-based compensation received during the 12 months following the first public issuance of the non-complying document and any profits realized from the sale of securities of First American during that twelve month period.

VI.	Consideration of Prior Amounts Realized

First American’s philosophy is to incentivize and reward executive officers for future performance. Accordingly, prior stock compensation gains (option gains or restricted stock awarded in prior years) are not considered in setting future compensation levels.

VII. Employment Agreements and Post-Termination Payments

A.	Employment Agreements and Severance Arrangements

Each named executive officer who was in the employ of First American as of December 31, 2009, with the exception of Mr. Kennedy, has an employment agreement.

Messrs. Gilmore, DeGiorgio and Valdes. On November 18, 2008, the Committee authorized First American to enter into an employment agreement with each of Messrs. Gilmore, DeGiorgio and Valdes, which agreements were subsequently executed in December 2008. Mr. Kennedy requested that he not receive an employment agreement. Given the uncertainties in the general economy, the challenges facing First American and the industries in which it operates, First American’s reliance on its key executives while it restructures its operations and the practice of certain of First American’s peers to give employment agreements to its key executives, the Committee believed that the offering of employment agreements to its key executives would be an effective retention tool. The Committee concluded that any potential additional costs of the employment agreements were compensated for by the retention incentives provided by the contracts and the post-termination covenants that applied to the executive officers.

The agreements, which expire on December 31, 2011, specify initial base salaries at the levels then in effect with respect to these executive officers. Base salaries may be increased at the discretion of the Committee. Determinations regarding bonus amounts, long term incentive awards and any increases in base salary remain at the discretion of the Committee. The agreements further provide that if First American terminates the executive officer’s employment without cause, he is entitled to an amount representing twice the sum of the executive officer’s base salary and the second largest of the prior three years’ annual incentive bonuses. Half of this sum would be paid over the first year following termination in twelve equal monthly installments, and the other half would be paid at the end of this one-year period. The executive officer’s receipt of these amounts would be contingent on First American’s receipt of a release from the executive officer as well as his compliance with certain non-compete, non-solicitation and confidentiality provisions contained within the agreement. In addition, if the executive officer’s employment is terminated without cause and the executive would otherwise, during the term of the agreement, have reached his “early retirement date” under the SERP, then the executive officer’s benefit under the plan will be deemed vested on his early retirement date notwithstanding the termination, provided that the executive’s “final average compensation” used to determine the amount of the benefit would be determined as of his actual termination date. No additional benefits are payable in the event that the executive voluntarily terminates or termination is on account of death, disability or for cause.

Under the agreements, cause is defined to include (1) the executive officer’s physical or mental inability to perform the essential functions of his job, (2) willful breach of any fiduciary duties owed to First American, (3) willful failure to comply with applicable rules and regulations, (4) gross incompetence in the performance of job duties, (5) commission of crimes involving moral turpitude, fraud, or misrepresentation, (6) the failure to perform duties consistent with a commercially reasonable standard of care, (7) refusal to perform job duties or reasonable directives from his superior or the board of directors and (8) any gross negligence or willful misconduct resulting in loss or damage to the reputation of First American.

Messrs. Gilmore’s and Valdes’ agreements are attached as an exhibit to the Form 10-K filed by First American on March 2, 2009 and Mr. DeGiorgio’s agreement is filed as Exhibit 10(f) to the Registration Statement on Form 10 of which this information statement forms a part. These agreements are anticipated to be assigned to and assumed by FinCo in connection with the separation.

B.	Change-in-Control Agreements

First American’s 2006 Incentive Compensation Plan (except as otherwise provided in an award agreement), 1996 Stock Option Plan, 1997 Directors’ Stock Plan (except as otherwise directed by First American’s board of directors) and the SERP generally provide for the accelerated vesting of awards or benefits, as the case may be, in the event of a change-in-control of First American. Award agreements evidencing RSUs issued in 2007 through 2010 provide that vesting will not accelerate as a result of a change-in-control that has been approved by First American’s incumbent board of directors prior to the change-in-control. In addition, the SERP provides that, when a participant terminates subsequent to a change-in-control, payment of benefits will commence in the same manner and in the same amount as if the participant had attained his normal retirement age on the date of termination.

Change in Control Agreements with Messrs. Kennedy, Gilmore, DeGiorgio and Valdes. As part of First American’s efforts to retain key employees, it has entered into agreements with each of the named executive officers, as well as other designated individuals, to provide for certain benefits in the event the executive officer is terminated within three years following a change-in-control of First American. During 2008 these agreements were amended and restated to meet the operational and documentary compliance requirements under Section 409A of the Internal Revenue Code and they were subsequently amended in 2009 to clarify, for the avoidance of doubt, that the separation of First American does not constitute a change-in-control and that, subsequent to the separation, a change-in-control would be measured with respect to a change-in-control of FinCo. FinCo is also a party to the amended agreement and, following the separation, First American’s obligations under the agreement will be assumed by FinCo.

Under the agreement a “change-in-control” means any one of the following with respect to First American, or, following the separation, with respect to FinCo:

•	a merger or consolidation of First American in which First American’s shareholders end up owning less than 50% of the voting securities of the surviving entity;

•	the sale, transfer or other disposition of all or substantially all of First American’s assets or the complete liquidation or dissolution of First American;

•

a change in the composition of First American’s board of directors over a two-year period as a result of which fewer than a majority of the directors are incumbent directors, as defined in the agreement; or

•	the acquisition or accumulation by any person or group, subject to certain limited exceptions, of at least 25% of First American’s voting securities.

If the termination of the named executive officer’s employment occurs without cause or if the executive officer terminates his employment for good reason or for any reason within 30 days following the first anniversary of a change-in-control, First American, or, following the separation, FinCo will pay the following benefits in one lump sum within ten business days:

•	the executive officer’s base salary through and including the date of termination and any accrued but unpaid annual incentive bonus;

•

an annual incentive bonus for the year in which the termination occurs in an amount equal to the highest annual incentive bonus paid to the executive during the last four completed fiscal years of First American, prorated through the date of termination;

•	accrued and unpaid vacation pay;

•	unreimbursed business expenses;

•

three times (or two times in the case of a termination by the executive officer for any reason during the 30 day period following the first anniversary of a change-in-control) the executive officer’s annual base salary in effect immediately prior to the date of termination; and

•

three times (or two times in the case of a termination by the executive officer for any reason during the 30 day period following the first anniversary of a change-in-control) the highest annual incentive bonus earned by the executive officer during the last four completed fiscal years of First American.

In addition, for a period of 24 months following the date on which the executive officer’s employment terminates, First American, or, following the separation, FinCo will provide the same level of benefits and perquisites that the executive officer received at the time of termination or, if more favorable to the executive officer, at the time at which the change-in-control occurred. These benefits include tax-qualified and nonqualified savings plan benefits, medical insurance, disability income protection, life insurance coverage and death benefits. To the extent that the executive officer cannot participate in the plans previously available, First American, or, following the separation, FinCo will provide such benefits on the same after-tax basis as if they had been available. These obligations are reduced by any welfare benefits made available to the executive officer from subsequent employers.

The change-in-control agreements provide that if any excise tax applies to the benefit payable under the agreement, whether imposed by the Internal Revenue Code or by any taxing authority, First American, or, following the separation, FinCo will reimburse the executive officer for any such excise taxes, plus any additional excise or income taxes resulting from that payment.

The change-in-control agreements had an initial term of three years and are automatically extended for additional one-year periods unless either party notifies the other not later than the preceding January 1 that it does not wish to extend the term.

A current form of the amended and restated agreement is attached as an exhibit to First American’s Quarterly Report on Form 10-Q for the fiscal quarter ending September 30, 2009.

C.	Retirement Programs

As noted above, First American maintains five programs that provide retirement benefits: The First American Corporation 401(k) Savings Plan, The First American Corporation Pension Plan, The First American Corporation Pension Restoration Plan, the SERP and The First American Corporation Deferred Compensation Plan. The First American Corporation 401(k) Savings Plan is described above under “Pay Elements—Details—Other Executive Officer Benefits, including Perquisites and Retirement Benefits.” Explanation of the other four plans can be found in connection with the Pension Benefits and Deferred Compensation Plan tables in the “Executive Compensation” section.

D.	Payments due Upon Terminations and/or a Change-in-Control

Calculations and further explanation of the payments due the named executive officers upon termination of employment and/or a change-in-control are found under the portion of the “Executive Compensation” section of this document entitled “Potential Payments Upon Termination or Change-in-Control.”

VIII.	Stock Ownership Guidelines and Hedging Policies

First American has adopted neither stock ownership guidelines for executive officers nor any policies prohibiting executive officers from holding First American securities in a margin account or pledging First American securities as collateral for a loan.

IX.	Impact of Tax and Accounting

As a general matter, the Committee takes into account the various tax and accounting implications of compensation vehicles employed by First American.

When determining amounts of long-term incentive grants to executive officers and employees, the Committee examines the accounting cost associated with the grants. Under accounting guidance, grants of stock options and RSUs result in an accounting charge for First American. The accounting charge is equal to the fair value of the instruments being issued. For RSUs the cost is generally equal to the fair value of the stock on the date of grant times the number of shares granted. This expense is amortized over the requisite service period. With respect to stock options, First American calculates the fair value of the option and takes that value into account as an expense over the vesting period, after adjusting for possible forfeitures.

Section 162(m) of the Internal Revenue Code generally prohibits any publicly held corporation from taking a federal income tax deduction for compensation paid in excess of $1 million in any taxable year to the chief executive officer and certain of the other most highly compensated officers. Exceptions are made for qualified performance-based compensation, among other things. RSUs granted to executive officers and performance units have been structured in a manner intended to qualify under this exception for performance-based compensation.

X.	Impact of Proposed Separation

In connection with the separation of FinCo and InfoCo certain changes will be made to the outstanding performance units and equity compensation of the executive officers who hold such units and long-term incentives. With respect to the performance units, the determination of whether the net income target for 2010 is met will be made by adding together the net income of both entities. It is anticipated that in connection with the separation options and RSUs will be exchanged or adjusted based on the percentage that the fair market value of FinCo bears to the fair market value of the combined First American entity at the time of the separation. With respect to the treatment of Mr. Kennedy’s outstanding equity awards, half of the awards will be converted into FinCo awards and the other half into InfoCo awards at the same time and in the same manner as other employees of FinCo and InfoCo, respectively.

Executive Compensation

Compensation Tables

The named executive officers of FinCo are anticipated to be Parker S. Kennedy, Dennis J. Gilmore, Kenneth D. DeGiorgio and Max O. Valdes. The following tables set forth compensation information as determined by First American’s compensation committee with respect to the years presented for these individuals. Following the separation, FinCo’s compensation committee will determine the compensation of its named executive officers. The determinations of First American’s compensation committee reflected herein are not necessarily indicative of determinations that would have been or will be made by FinCo’s compensation committee.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus (1) ($)	Stock Awards (2) ($)	Non-Equity Incentive Plan Compensation (1) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (3) ($)	All Other Compensation ($)		Total ($)
Parker S. Kennedy	2009	$675,000	$0	$0	$1,308,242	$319,221	$0		$2,302,463
Chairman & Chief Executive Officer	2008	$695,480	$0	$64,998	$0	$0	$6,750	(4)	$767,228
	2007	$750,000	$0	$2,227,467	$0	$1,135,626	$18,836	(4)	$4,131,929

Max O. Valdes (5)	2009	$340,385	$0	$236,277	$409,811	$417,213	$0		$1,403,686
Senior Vice President & Chief Accounting Officer	2008	$300,000	$0	$264,990	$309,532	$253,895	$6,750	(6)	$1,135,168
	2007	$300,000	$0	$364,933	$160,000	$30,794	$17,640	(6)	$873,367

Dennis J. Gilmore	2009	$597,500	$0	$878,964	$991,667	$759,204	$285	(7)	$3,227,620
Chief Executive Officer, First American Financial Services Group	2008	$602,750	$0	$1,249,974	$805,500	$556,123	$7,009	(7)	$3,221,356
	2007	$647,885	$0	$1,474,982	$750,000	$187,026	$42,075	(7)	$3,101,968

Kenneth D. DeGiorgio	2009	$380,769	$0	$296,949	$491,773	$292,933	$740	(8)	$1,463,164
Executive Vice President & General Counsel	2008	$300,000	$0	$399,993	$365,809	$56,410	$7,483	(8)	$1,129,695

(1)	As required by applicable rules, cash portions of the annual incentive bonus amounts that were paid through performance units are included under the column entitled “Non-Equity Incentive Plan Compensation”, as opposed to the column entitled “Bonus”.
(2)	The amounts shown are the grant date fair value of stock awards granted in the year indicated as computed in accordance with accounting guidance. Amounts for 2007 and 2008 for Mr. Kennedy include First Advantage Corporation (“FADV”) restricted stock unit (“RSU”) awards granted in connection with his service on the FADV board of directors. Mr. Kennedy agreed to remit to First American any after-tax benefit of such awards.
(3)	Reflects the change in the present value of the life annuity from the end of the year preceding the applicable fiscal year to the end of the applicable fiscal year for both the qualified and non-qualified pension plans (which are entitled The First American Corporation Pension Plan, The First American Corporation Pension Restoration Plan and The First American Corporation Executive Supplemental Benefit Plan). See Pension Benefits table for assumptions. Amounts in the column do not include earnings under First American’s deferred compensation plan as such earnings are neither above market nor preferential. First American’s deferred compensation plan provides a return based on a number of investment crediting options.
(4)	For 2008, this amount consists of First American contributions of $6,750 to his account in First American’s tax qualified 401(k) savings plan. For 2007, this amount consists of (a) First American contributions of $6,600 to his account in First American’s tax qualified 401(k) savings plan, (b) use of First American residences valued at $3,700 and (c) First American-paid club membership dues of $8,536.
(5)	Mr. Valdes served as First American’s interim chief financial officer from April 2008 to January 2009.
(6)	For 2008, this amount consists of First American contributions of $6,750 to his account in First American’s tax qualified 401(k) savings plan. For 2007, this amount consists of (a) First American contributions of $6,600 to his account in First American’s tax qualified 401(k) savings plan, (b) a car allowance and estimated value of First American-paid gas totaling $9,740 and (c) First American-paid club membership dues of $1,300.
(7)	For 2009, this amount consists entirely of life insurance premiums. For 2008, this amount consists of (a) First American contributions of $6,750 to his account in First American’s tax qualified 401(k) savings plan and (b) life insurance premiums of $259. For 2007, this amount consists of (a) First American contributions of $6,600 to his account in First American’s tax qualified 401(k) savings plan, (b) life insurance premiums of $233, (c) a car allowance of $10,080 and (d) First American-paid club membership dues of $25,162.
(8)	For 2009, this amount consists entirely of life insurance premiums. For 2008, this amount consists of (a) First American contributions of $6,750 to his account in First American’s tax qualified 401(k) Savings Plan and (b) life insurance premiums of $733.

Grants of Plan-Based Awards

The following table contains information concerning awards of RSUs and performance units made by First American to each of the prospective names executive officers of FinCo during fiscal year 2009.

				Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock Awards ($)
Name	Grant Date	Approval Date		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Parker S. Kennedy	3/20/09	3/12/09	(1)	—	—	2,075,000

Max O. Valdes	3/20/09	3/12/09	(1)	—	—	552,000
	3/4/09	2/10/09	(2)				—	4,878	—	108,536
	3/4/09	2/10/09	(3)				—	4,494	—	99,992
	6/22/09	3/24/09	(4)				—	1,084	—	27,750

Dennis J. Gilmore	3/20/09	3/12/09	(1)	—	—	1,690,000
	3/4/09	2/10/09	(2)				—	24,134	—	536,982
	3/4/09	2/10/09	(3)				—	15,370	—	341,983

Kenneth D. DeGiorgio	3/20/09	3/12/09	(1)	—	—	780,000
	3/4/09	2/10/09	(2)				—	8,852	—	196,957
	3/4/09	2/10/09	(3)				—	4,494	—	99,992

(1)	Awards represent the maximum amount payable with respect to performance units awarded under First American’s incentive compensation plan for 2009. None of the awards were payable unless, as was the case, the net income of First American for 2009 was at least $50 million, excluding (a) asset write-downs, (b) litigation or claim judgments or settlements, (c) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results, (d) any reorganization and restructuring programs, (e) extraordinary, unusual and/or nonrecurring items of gain or loss and (f) foreign exchange gains and losses (“Extraordinary Items”). First American’s compensation committee has the discretion to reduce the amount of the performance units, and, for 2009, exercised this discretion by reducing the amount of performance units to the amount of the cash portion of the named executive officer’s annual incentive bonus and converting the reduced performance units to cash. These performance units were awarded to permit First American to deduct, for tax purposes, the entire amount of bonuses paid to named executive officers. See “Compensation Discussion and Analysis—III. Compensation Structure—B. Pay Elements—Details—(2) Annual Incentive Bonus.” The amounts identified in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table for 2009 are the actual amounts paid under the plan.
(2)	Grants represent the portion of the 2008 annual bonus, paid in 2009, in the form of RSUs, referred to as “Bonus RSUs.” Vesting of Bonus RSUs generally occurs at a rate of 20% per year on each anniversary of the date of grant, and would not occur unless, as was the case, the net income of First American for 2009 was at least $50 million, excluding Extraordinary Items.
(3)	Grants represent Long-Term Incentive RSUs which were issued to the named executive officers for 2008 performance. Vesting of Long-Term Incentive RSUs generally occurs at a rate of 20% per year on each anniversary of the date of grant, and would not occur unless, as was the case, the net income of First American for 2009 was at least $50 million, excluding Extraordinary Items.
(4)	On March 24, 2009, First American’s compensation committee awarded Mr. Valdes 1,084 Bonus RSUs to correct an error that was made in the calculation of Mr. Valdes’ 2008 annual incentive bonus amount. These Bonus RSUs vest 20% per year on March 4 of each year, beginning on March 4, 2010. Vesting of these Bonus RSUS would not occur unless, as was the case, the net income of First American for 2009 was at least $50 million, excluding Extraordinary Items.

Outstanding Equity Awards at Fiscal Year-End

The following table shows outstanding equity awards of First American held by the prospective named executive officers as of December 31, 2009.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date (1)		Number of Shares or Units of Stock That Have Not Vested (2) (#)		Market Value of Shares or Units of Stock That Have Not Vested (3) ($)
Parker S. Kennedy	40,000		13.13	2/24/2010
	40,000		30.80	12/14/2010
	40,000		18.08	12/13/2011
	80,000		22.85	2/27/2013
	80,000		30.56	2/26/2014
	64,000	16,000	36.55	2/28/2015
	64,000	16,000	47.49	12/8/2015
						29,486	(4)	976,281

Max O. Valdes	16,000	4,000	47.49	12/8/2015
						4,961	(4)	164,259
						6,810	(5)	225,479
						10,691	(6)	353,979

Dennis J. Gilmore	20,000		30.80	12/14/2010
	8,000		19.20	12/13/2011
	6,000		19.10	7/23/2012
	50,000		22.85	2/27/2013
	50,000		30.56	2/26/2014
	48,000	12,000	36.55	2/28/2015
	48,000	12,000	47.49	12/8/2015
						20,103	(4)	665,610
						32,126	(5)	1,063,692
						40,441	(6)	1,339,002

Kenneth D. DeGiorgio	4,500	0	26.35	3/12/2013
	4,500	0	26.35	4/1/2013
	28,999	0	37.29	6/4/2013	(7)
	14,500	0	31.73	12/22/2013	(7)
	16,000	4,000	47.49	12/8/2015
						5,168	(4)	171,112
						10,281	(5)	340,404
						13,660	(6)	452,283

(1)	The options disclosed in the table have a ten-year life. Options vest in five equal annual increments commencing on the first anniversary of the grant. Remaining vesting dates for each grant that is not fully vested include:

Expiration Date	Remaining Vesting Dates
12/8/2015	12/8/2010
2/28/2015	2/28/2010

(2)	RSUs vest in 20% equal annual increments commencing on the first anniversary of the grant.
(3)	Represents the in-the-money value of unvested RSUs based on a stock price of $33.11 as of December 31, 2009.

(4)	Remaining vesting dates include: 3/5/2010, 3/5/2011, 3/5/2012.
(5)	Remaining vesting dates include: 3/4/2010, 3/4/2011, 3/4/2012, 3/4/2013.
(6)	Remaining vesting dates include: 3/4/2010, 3/4/2011, 3/4/2012, 3/4/2013, 3/4/2014.
(7)	These amounts represent options to purchase First American common shares arising from the conversion of FADV options that were previously issued to Mr. DeGiorgio and that were converted in connection with First American’s acquisition of the publicly traded shares of FADV. As required by the applicable plan documents, as a result of that transaction, all unvested FADV options immediately vested.

Option Exercises and Stock Vested

The following table sets forth information concerning value realized by each of the prospective named executive officers of FinCo upon exercise of stock options and vesting of stock during 2009.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Parker S. Kennedy	0	0	9,593	190,613
Max O. Valdes	0	0	3,268	68,876
Dennis J. Gilmore	0	0	14,830	304,387
Kenneth D. DeGiorgio	0	0	4,183	89,074

Pension Benefits

The following table shows the actuarial present value of the accumulated retirement benefits payable upon normal retirement age to each of the prospective named executive officers of FinCo, computed as of December 31, 2009. The amounts disclosed are based upon benefits provided to the named executive officers under the tax-qualified The First American Corporation Pension Plan (“Pension Plan”), The First American Corporation Pension Restoration Plan (“Pension Restoration Plan”) and The First American Corporation Executive Supplemental Benefit Plan (“Executive Supplemental Benefit Plan”).

Name	Plan Name	Number of Years Credited Service (1) (#)	Present Value of Accumulated Benefits (2)(3) ($)	Payments During Last Fiscal Year ($)
Parker S. Kennedy (4)	Pension Plan	32.7	406,522
	Pension Restoration Plan	32.7	279,578
	Executive Supplemental Benefit Plan	32.7	8,754,670

Max O. Valdes	Pension Plan	21.0	139,768
	Pension Restoration Plan	21.0	22,384
	Executive Supplemental Benefit Plan	21.0	1,535,784

Dennis J. Gilmore	Pension Plan	16.6	77,073
	Executive Supplemental Benefit Plan	16.6	3,514,801

Kenneth D. DeGiorgio	Pension Plan	10.8	16,789
	Executive Supplemental Benefit Plan	10.8	290,482

(1)	Credited years of service for both the Pension Plan and Pension Restoration Plan is the time between the participant’s deemed participation date under the plan and December 31, 2009. Credited years of service for the Executive Supplemental Benefit Plan is generally equal to credited years of service under the Pension Plan, and does not affect the benefit to the executive after minimum service requirements are met.
(2)

Pension Plan and the Pension Restoration Plan benefits accrue from hire date through age 65. The following assumptions were used for calculating present values: interest rate of 5.81%, pre- and post-retirement mortality per RP2000 mortality tables for males and females, benefit is payable as a 50% joint and survivor annuity and spouse is assumed to be three years younger than participant.

Executive Supplemental Benefit Plan eligibility requires 10 years of service and 5 years of participation in the plan with the benefit dependent on age at retirement between 55 and 62, rather than credited years of service. The following assumptions were used for calculating present values: interest rate of 5.81%, pre- and post retirement mortality per RP2000 mortality tables for males and females, benefit is payable as a 50% joint and survivor annuity and spouse is assumed to be the same age as participant.

(3)	The present values under the Executive Supplemental Benefit Plan for Mr. Kennedy were calculated using a retirement age of 60 because he was vested on November 1, 2007, the effective date of the plan amendment, and as a result is entitled to receive the higher of the benefit as calculated under the amended plan at normal retirement age (as defined in the plan) or what he would have otherwise received had he retired on October 31, 2007.
(4)	Mr. Kennedy is eligible for early retirement due to his age and meeting certain service requirements, as described further below.

(1) Pension Plan

Subject to certain conditions of age and tenure, all regular employees of First American and participating subsidiaries were eligible to join the Pension Plan until December 31, 2001. No employees have been eligible to join the Pension Plan after that date. In order to participate, during plan years ending on or prior to December 31, 1994, an employee was required to contribute 1.5 % of pay (i.e., base salary plus cash bonuses, commissions and other pay) to the plan. As a result of amendments that were adopted in 1994, during plan years commencing after December 31, 1994, an employee was not required to contribute to the plan in order to participate.

A participant generally vests in his accrued benefit attributable to First American’s contributions upon employment through “normal retirement age.” “Normal retirement age” is defined under the Pension Plan as the later of the employee’s attainment of age 65 or three years of service with First American. Upon retirement at normal retirement age, an employee receives full monthly benefits which are equal, when calculated as a life annuity: (i) for years of credited service with First American and its subsidiaries as of December 31, 1994, to 1% of the first $1,000 and 1.25 % of remaining final average pay ( i.e. , the average of the monthly “pay,” as defined above, during the five highest paid consecutive calendar years out of the last 10 years prior to retirement) times the number of years of credited service as of December 31, 1994; and (ii) for years of credited service with First American and its subsidiaries after December 31, 1994, to 0.75% of the first $1,000 and 1% of the remaining final average pay times the number of years of credited service subsequent to December 31, 1994.

Effective December 31, 2000, the Pension Plan was amended to exclude from the calculation of benefits (i) any pay earned after December 31, 2001, and (ii) any service earned after December 31, 2005. Effective December 31, 2002, the Pension Plan was amended to reduce the rate at which future benefits accrue for participants who had not yet attained age 50 by spreading the accrual of the benefit that would have accrued during 2003 to 2005 over extended periods ranging from 5 to 20 years, depending on the participant’s age as of December 31, 2002. The Pension Plan was amended in February 2008 to eliminate benefit accruals for service after April 30, 2008.

A participant with at least three years of service with First American may elect to retire after attaining age 55, but prior to age 65, and receive reduced benefits. Benefits are reduced 1/180 th for each of the first 60 months and by 1/360 th for each of any additional months by which the benefit commencement date precedes the participant’s normal retirement date. Benefit payment options include various annuity options, a form of benefit that is reduced prior to the commencement of the participant’s Social Security benefits and a lump sum in the case of certain terminations prior to age 55 and upon disability.

Federal tax law limits the maximum amount of pay that may be considered in determining benefits under the Pension Plan. The limit on pay that could be recognized by tax-qualified retirement plans was $200,000 in 1989. This amount was adjusted for inflation for each year through 1993, when the limit was $235,840. In 1993, this limit was decreased to $150,000 for plan years beginning in 1994. The $150,000 limit has been adjusted for inflation and was increased to $160,000 as of January 1, 1997, and to $170,000 as of January 1, 2000. The highest final average pay that could be considered in determining benefits accruing under the Pension Plan before 1994 is $219,224, and since the plan does not consider pay earned after December 31, 2001, the highest final average pay that can be considered in determining benefits accruing after 1993 is $164,000.

(2) Pension Restoration Plan

During 1996, First American adopted the Pension Restoration Plan. This plan is an unfunded, non-qualified plan designed to make up for the benefit accruals that are restricted by the indexed $150,000 pay limit discussed above. However, in order to limit its expense, the Pension Restoration Plan does not make up for benefit accruals on compensation exceeding $275,000. The Pension Restoration Plan also makes up for benefits that cannot be paid from First American’s Pension Plan because of limitations imposed by the federal tax laws. Vesting of benefits payable to an employee under First American’s Pension Restoration Plan occurs at the same time that vesting occurs for that employee in his or her Pension Plan benefits. The Pension Restoration Plan is effective as of January 1, 1994, but only covers selected Pension Plan participants who were participants on that date. As noted above, January 1, 1994, is the date as of which the pay limit for the Pension Plan was reduced from $235,840 to $150,000. The Pension Restoration Plan excludes pay earned after December 31, 2001, as does the Pension Plan. The Pension Restoration Plan was amended in February 2008 to eliminate benefit accruals for service after April 30, 2008.

Effective January 1, 2009, to comply with Internal Revenue Code Section 409A, payment of benefits under the Pension Restoration Plan commences the first of the month following a participant’s separation from service or six months following a participant’s separation from service if he is considered a specified employee. Also, benefit options under the Pension Restoration Plan include various actuarial equivalent annuity options. The factors for early retirement are the same as those under the Pension Plan.

(3) Executive Supplemental Benefit Plan

First American’s Executive Supplemental Benefit Plan provides retirement benefits for, and pre-retirement death benefits with respect to, certain key management personnel. The plan was originally adopted in 1985 and has been amended a number of times since then. Under the plan, as originally adopted, upon retirement at normal retirement date (the later of age 65 or completion of 10 years of service) the participant received a joint life and 50% survivor annuity benefit equal to 35% of “final average compensation.” “Final average compensation” was determined for those three calendar years out of the last 10 years of employment preceding retirement in which final average compensation is the highest. Final average compensation includes base salary and commissions, cash bonuses and stock bonuses that are granted to compensate for past services (such as Bonus RSUs, as described below).

Under the original plan, the benefit was reduced by 5% for each year prior to normal retirement date in which retirement occurs and, until age 70, increased by 5% (compounded in order to approximate the annuitized value of the benefit had retirement occurred at age 65) for each year after such date in which retirement occurs. With respect to such postponed retirement, the plan took into account covered compensation received until age 70, so that the retirement benefit of an executive who retires after normal retirement date is determined as the greater of the annuitized benefit or the benefit calculated using final average compensation until age 70.

To be eligible to receive benefits under the plan, a participant must be at least age 55, have been an employee of First American or one of its subsidiaries for at least 10 years and covered by the plan for at least five years. A pre-retirement death benefit is provided consisting of 10 annual payments, each of which equals 50% of final average compensation. Subject to applicable legal rules, First American’s board of directors can, in its discretion, pay the participant or beneficiary in an actuarial equivalent lump sum or other form of benefit. In the event of a “change-in-control” (as defined in the plan) of First American, a participant who retires after the change-in-control shall receive the same benefits as if he were retiring upon the attainment of normal retirement date.

The Executive Supplemental Benefit Plan was amended in September 2005 to provide that participants who thereafter engage in competition with First American, either during their employment with or following their departure from First American, forfeit their right to receive any vested benefits under the plan. Competition is defined to include involvement with a competing business, the misappropriation, sale, use or disclosure of First American’s trade secrets, confidential or proprietary information and solicitation of First American employees or customers.

To reduce the costs of the plan to First American, the plan was further amended in October 2007. Among other changes, this amendment (i) reduced the normal retirement date to the latest of age 62, the date on which the participant completes 10 years of service with First American and the date on which the participant was covered, in combination, by the plan or First American’s Management Supplemental Benefit Plan for five years; (ii) changed the period over which “final average compensation” is determined to the five calendar years preceding retirement; (iii) reduced the maximum benefit payable to a joint life and 50% survivor annuity benefit equal to 30% of final average compensation; (iv) eliminated any increased benefit for postponed retirement beyond the normal retirement date; and (v) provided for accelerated vesting only upon a change-in-control that is not approved by First American’s incumbent board of directors. The benefit is reduced by 5.952% for each year prior to age 62 in which retirement actually occurs. Participants who were vested as of the effective date of the amendment, November 1, 2007, are entitled to receive the higher of the benefit as calculated under the amended plan and the benefit to which the participant would have been entitled had he retired on October 31, 2007.

As of December 31, 2009, 25 active employees, including Messrs. Kennedy, DeGiorgio, Gilmore and Valdes have been selected to participate in the plan. The plan is unfunded and unsecured. First American has previously purchased insurance, of which the First American is the owner and beneficiary, on the lives of certain plan participants. This insurance is designed to offset, over the life of the plan, a portion of First American’s costs incurred with respect to the plan.

Nonqualified Deferred Compensation Plan

As reflected in the following table, certain of the prospective named executive officers of FinCo have elected to participate in The First American Corporation Deferred Compensation Plan (the “Deferred Compensation Plan”):

Name	Executive Contributions in Last FY (1) ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY (2) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE (3) ($)
Parker S. Kennedy	0	0	0	0	0
Max O. Valdes	0	0	0	0	0
Dennis J. Gilmore	100,000	0	212,144	0	952,951
Kenneth D. DeGiorgio	0	0	38,699	0	133,791

(1)	The entire amount of contributions is reported in the Summary Compensation Table in the Salary or Non-Equity Incentive Plan column for 2009.
(2)	Represents earnings or losses on participant-selected investment options. None of the amounts are reflected in the Summary Compensation Table as the return on deferred amounts are calculated in a similar manner and at a similar rate as earnings on externally managed mutual funds.
(3)	Includes amounts contributed since the plan’s inception in 1998. Contributions made by the named executive officers since 2003 are as follows: Mr. Gilmore contributed $150,000, $150,000, $150,000, $150,000, $50,000 and $50,000 in 2008, 2007, 2006, 2005, 2004 and 2003, respectively; and Mr. DeGiorgio contributed $70,000 and $10,000 in 2004 and 2003, respectively.

First American’s Deferred Compensation Plan offers to a select group of management and highly compensated employees the opportunity to elect to defer portions of their base salary, commissions and cash bonuses. A committee appointed by First American’s board of directors is responsible for administering the plan. First American maintains a deferral account for each participating employee on a fully vested basis for all deferrals. Participants can choose to have their cash benefits paid in one lump sum or in quarterly payments upon termination of employment or death. Subject to the terms and conditions of the plan, participants also may elect scheduled and nonscheduled in-service withdrawals of compensation deferred prior to January 1, 2005, and the earnings and losses attributable thereto. Withdrawals of compensation deferred after December 31, 2004, and the earnings and losses attributable thereto, must be scheduled by the participant at the time the participant elects to defer such compensation.

Participants allocate their deferrals among a variety of investment crediting options offered under the plan. The investment crediting rates are based upon the rates of return available under certain separate accounts offered through variable insurance products.

For all participants who joined the Deferred Compensation Plan prior to December 31, 2001, the plan provides a pre-retirement life insurance benefit equal to the lesser of 15 times the amount deferred in the participant’s first year of participation or $2 million. The life insurance benefit is reduced beginning at age 61 by 20% per year. Participants who join the plan after December 31, 2001 are not eligible for this insurance benefit. First American pays a portion of the cost of such life insurance benefits. The plan is unfunded and unsecured.

Potential Payments upon Termination or Change-in-Control

The following tables describe payments and other benefits that would be provided to the prospective named executive officers of FinCo under the specified circumstances upon a change-in-control of First American or their termination on December 31, 2009. For further discussion, see “Compensation Discussion and Analysis—VII. Employment Agreements and Post-Termination Payments.”

Parker S. Kennedy

			Involuntary Termination			Change-in-Control
Executive Payments and Benefits Upon Termination	Voluntary Termination (1)		For Cause	Without Cause/ Good Reason		Without Termination		With Termination for Good Reason/ without Cause		Death		Disability
Compensation:
Severance	$0		$0	$0		$0		$9,225,000	(2)	$0		$0
Bonus	$0		$0	$0		$0		$2,400,000	(3)	$0		$0
Long-Term Incentives
Accelerated Vesting of Stock Options (4)(5)(6)	$0		$0	$0		$0		$0		$0		$0
Vested Stock Options (4)(6)	$2,517,600		$0	$2,517,600		$2,517,600		$2,517,600		$2,517,600		$2,517,600
Accelerated Vesting of RSUs (7)	$0		$0	$976,281		$976,281		$976,281		$976,281		$976,281
Benefits & Perquisites
Vested 401(k) Savings Plan Balance	$503,184		$503,184	$503,184		$0		$503,184		$503,184		$503,184
Vested Pension Plan	$490,314		$490,314	$490,314		$0		$490,314		$246,330	(8)	$490,314
Vested Pension Restoration Plan	$337,203		$337,203	$337,203		$0		$337,203		$169,409	(8)	$337,203
Enhanced Executive Supplemental Benefit Plan (9)	$0		$0	$0		$0	(10)	$0	(10)	$(1,292,842	)(11)	$0
Vested Executive Supplemental Benefit Plan	$8,754,669	(12)	$0	$8,754,669	(12)	$0		$8,754,669	(12)	$8,754,669		$8,754,669	(12)
Benefit Continuation (13)	$0		$0	$0		$0		$291,991		$0		$0
Accrued PTO	$80,481		$80,481	$80,481		$0		$80,481		$80,481		$80,481
IRC Section 4999 Tax Gross-up	$0		$0	$0		$0	(14)	$3,296,724	(14)	$0		$0

Total	$12,683,450		$1,411,181	$13,659,732		$3,493,881		$28,873,447		$11,955,112		$13,659,732

(1)	Voluntary termination would qualify as early retirement under the Executive Supplemental Benefit Plan. Under the plan, early retirement is defined as retirement at age 55 and satisfaction of the other vesting requirements.
(2)	Represents three times the executive’s base salary in effect immediately prior to the date of termination by First American and three times the executive’s highest annual incentive bonus earned during the preceding four fiscal years. In the event the executive’s employment is not terminated by First American, but the executive voluntarily terminates employment for any reason during the 30-day period following the first anniversary of the change-in-control, the executive would receive severance equal to two times the executive’s base salary in effect immediately prior to the date of termination and two times the executive’s highest annual incentive bonus earned during the preceding four fiscal years.
(3)	Represents the pro rata portion of the executive’s deemed annual bonus for the year of termination (the applicable agreement provides for the payment of the highest bonus earned over last four fiscal years). Also assumes that, while any outstanding performance units would vest in the event of a change-in-control of First American, the First American compensation committee would exercise its discretion to reduce any performance units awarded to the amount of the annual incentive bonus.
(4)	Represents the intrinsic value of stock options based on First American’s closing stock price on December 31, 2009, of $33.11.
(5)	First American’s 1996 Stock Option Plan and related agreements provide for acceleration of unvested options in the event of a change-in-control of First American, death or disability.
(6)	Options granted under First American’s 1996 Stock Option Plan are exercisable within: 5 days of voluntary termination or termination without cause; 90 days of retirement; and one year of death or disability.
(7)	First American’s 2006 Incentive Compensation Plan and related agreements provide for acceleration of unvested RSUs in the event of a change-in-control of the First American, death or disability. In the event of involuntary termination without cause, absent a change-in-control, all unvested LTI RSUs granted in 2007 and all unvested Bonus RSUs vest one year after termination.

(8)	Represents the lump sum present value equal to one half of accrued benefit, converted to a qualified joint and survivor form and payable to female spouse three years younger than participant at the participant’s current age.
(9)	“Enhanced Executive Supplemental Benefit Plan” refers to any payments which accrue to the participant in addition to his current vested benefit amount under the various scenarios for the Executive Supplemental Benefit Plan.
(10)	Upon a change-in-control of First American, the executive becomes 100% vested in the benefit in the amount the executive would have been entitled to receive had he attained his normal retirement date. However, payments do not commence until employment terminates. Mr. Kennedy’s benefit at retirement as of December 31, 2009 exceeds his benefit upon a change-in-control as of the same date and therefore the benefit represented under the “With Termination for Good Reason/without Cause” column is zero.
(11)	Represents the increase of the death benefit over the vested amount, as calculated based on 10 year certain payments at a 5.81% discount rate equal to 50% of participant’s final average compensation. Mr. Kennedy’s death benefit would be less than his current vested benefit and therefore a negative value representing the difference between the current vested benefit and the benefit payable upon death is shown.
(12)	Represents the present value of the benefit calculated using the following assumptions: RP-2000M mortality tables and a discount rate of 5.81%.
(13)	Represents cash payments to the executive to cover the cost of purchasing the benefits, including a gross-up payment to cover income taxes. Amount assumes the cost of health and welfare benefits of $1,564.60 per month will increase 10% in 2011.
(14)	Under the applicable agreement, if payments are subject to excise taxes First American will pay to the executive an additional “gross-up” amount so that his after-tax benefits are the same as though no excise tax had applied. The following assumptions were used to calculate payments under Internal Revenue Code Section 280G:
-	Equity valued at First American’s closing stock price on December 31, 2009, of $33.11.
-	Stock options and RSUs valued using Treasury Regulation Section 1.280G-1 Q&A 24(c).
-	Calculations assume a portion of the 2009 annual incentive bonus is reasonable compensation for services rendered prior to the change-in-control.

Max O. Valdes

		Involuntary Termination			Change-in-Control
Executive Payments and Benefits Upon Termination	Voluntary Termination	For Cause	Without Cause/ Good Reason		Without Termination		With Termination for Good Reason/ without Cause		Death		Disability
Compensation:
Severance	$0	$0	$1,349,921	(1)	$0		$2,387,454	(2)	$0		$0
Bonus	$0	$0	$0		$0		$445,818	(3)	$0		$0
Long-Term Incentives
Accelerated Vesting of Stock Options (4)(5)(6)	$0	$0	$0		$0		$0		$0		$0
Vested Stock Options (4)(6)	$0	$0	$0		$0		$0		$0		$0
Accelerated Vesting of RSUs (7)	$0	$0	$426,159		$743,717		$743,717		$743,717		$743,717
Benefits & Perquisites
Vested 401(k) Savings Plan Balance	$503,426	$503,426	$503,426		$0		$503,426		$503,426		$503,426
Vested Pension Plan	$160,928	$160,928	$160,928		$0		$160,928		$92,201	(8)	$160,928
Vested Pension Restoration Plan	$25,773	$25,773	$25,773		$0		$25,773		$14,766	(8)	$25,773
Enhanced Executive Supplemental Benefit Plan (9)	$0	$0	$1,288,675	(10)	$0	(11)	$2,236,734	(12)	$2,146,351	(13)	$1,212,300	(14)
Vested Executive Supplemental Benefit Plan	$0	$0	$0		$0		$0		$0		$0
Benefit Continuation (15)	$0	$0	$0		$0		$155,318		$0		$0
Accrued PTO	$1,346	$1,346	$1,346		$0		$1,346		$1,346		$1,346
IRC Section 4999 Tax Gross-up	$0	$0	$0		$0	(16)	$1,549,067	(16)	$0		$0

Total	$691,473	$691,473	$3,756,228		$743,717		$8,209,580		$3,501,807		$2,647,490

(1)	Represents two times the executive’s base salary in effect immediately prior to the date of termination and two times the median of the executive’s last three annual incentive bonuses.
(2)

Represents three times the executive’s base salary in effect immediately prior to the date of termination by First American and three times the executive’s highest annual incentive bonus earned during the preceding four fiscal years. In the event the executive’s employment is not terminated by First American, but the executive voluntarily terminates employment for any reason during the 30-day period following the first anniversary of the change-in-control, the executive would receive severance equal to two times the executive’s base salary in effect immediately prior to the date of termination and two times the executive’s highest annual incentive bonus earned during the preceding four fiscal years.
(3)	Represents the pro rata portion of the executive’s deemed annual bonus for the year of termination (the applicable agreement provides for the payment of the highest bonus earned over last four fiscal years). Also assumes that, in the event of a change-in-control of First American, the First American compensation committee would reduce any performance units awarded to the amount of the annual incentive bonus.
(4)	Represents the intrinsic value of stock options based on First American’s closing stock price on December 31, 2009, of $33.11.
(5)	First American’s 1996 Stock Option Plan and related agreements provide for acceleration of unvested options in the event of a change-in-control of First American, death or disability.
(6)	Options granted under First American’s 1996 Stock Option Plan are exercisable within: 5 days of voluntary termination or termination without cause; 90 days of retirement; and one year of death or disability.
(7)	First American’s 2006 Incentive Compensation Plan and related agreements provide for acceleration of unvested RSUs in the event of a change-in-control of First American, death or disability. In the event of involuntary termination without cause, absent a change-in-control, all unvested LTI RSUs granted in 2007 and all unvested Bonus RSUs vest one year after termination.
(8)	Represents the lump sum present value equal to one half of accrued benefit, converted to a qualified joint and survivor form and payable to female spouse three years younger than participant at age 55.
(9)	“Enhanced Executive Supplemental Benefit Plan” refers to any payments which accrue to the participant in addition to his current vested benefit amount under the various scenarios for the Executive Supplemental Benefit Plan.
(10)	Upon involuntary termination, executive becomes 100% vested in the benefit he would have received had he reached his early retirement age. However, payment of benefit will not commence until executive reaches early retirement age.
(11)	Upon a change-in-control of First American, the executive becomes 100% vested in the benefit in the amount the executive would have been entitled to receive had he attained his normal retirement date. However, payments do not commence until employment terminates.
(12)	Represents the enhanced present value of the benefit calculated using the following assumptions: RP-2000M mortality tables and a discount rate of 5.81%.
(13)	Represents the present value of 10 year certain payments at a 5.81% discount rate, equal to 50% of participant’s final average compensation.
(14)	Represents the present value of the benefit calculated using the following assumptions: RP-2000M mortality tables, a discount rate of 5.81% and participant remains disabled until earliest retirement date at age 55.
(15)	Represents cash payment to the executive to cover the cost of purchasing the benefits, including a gross-up payment to cover income taxes. Amount assumes the cost of health and welfare benefits of $1,786.15 per month will increase 10% in 2011.
(16)	Under the applicable agreement, if payments are subject to excise taxes First American will pay to the executive an additional “gross-up” amount so that his after-tax benefits are the same as though no excise tax had applied. The following assumptions were used to calculate payments under Internal Revenue Code Section 280G:
-	Equity valued at First American’s closing stock price on December 31, 2009, of $33.11.
-	Stock options and RSUs valued using Treasury Regulation Section 1.280G-1 Q&A 24(c).
-	Calculations assume a portion of the 2009 annual incentive bonus is reasonable compensation for services rendered prior to the change-in-control.

Dennis J. Gilmore

		Involuntary Termination			Change-in-Control
Executive Payments and Benefits Upon Termination	Voluntary Termination	For Cause	Without Cause/ Good Reason		Without Termination		With Termination for Good Reason/ without Cause		Death		Disability
Compensation:
Severance	$0	$0	$3,884,963	(1)	$0		$7,905,000	(2)	$0		$0
Bonus	$0	$0	$0		$0		$2,035,000	(3)	$0		$0
Long-Term Incentives
Accelerated Vesting of Stock Options (4)(5)(6)	$0	$0	$0		$0		$0		$0		$0
Vested Stock Options (4)(6)	$882,040	$0	$882,040		$882,040		$882,040		$882,040		$882,040
Accelerated Vesting of RSUs (7)	$0	$0	$2,121,887		$3,068,304		$3,068,304		$3,068,304		$3,068,304
Deferred Compensation Plan	$952,951	$952,951	$952,951		$952,951		$952,951		$1,027,951		$952,951
Benefits & Perquisites
Vested 401(k) Savings Plan Balance	$444,167	$444,167	$444,167		$0		$444,167		$444,167		$444,167
Vested Pension Plan	$86,471	$86,471	$86,471		$0		$86,471		$49,942	(8)	$86,471
Enhanced Executive Supplemental Benefit Plan (9)	$0	$0	$0		$0	(10)	$9,461,617	(11)	$8,483,526	(12)	$4,192,775	(13)
Vested Executive Supplemental Benefit Plan	$0	$0	$0		$0		$0		$0		$0
Benefit Continuation	$0	$0	$0		$0		$121,212	(14)	$0		$0
Accrued PTO	$17,500	$17,500	$17,500		$0		$17,500		$17,500		$17,500
IRC Section 4999 Tax Gross-up	$0	$0	$0		$0	(15)	$6,932,632	(15)	$0		$0

Total	$2,383,130	$1,501,090	$8,389,980		$4,903,295		$31,906,894		$13,973,430		$9,644,208

(1)	Represents two times the executive’s base salary in effect immediately prior to the date of termination and two times the median of the executive’s last three annual incentive bonuses.
(2)	Represents three times the executive’s base salary in effect immediately prior to the date of termination by First American and three times the executive’s highest annual incentive bonus earned during the preceding four fiscal years. In the event the executive’s employment is not terminated by First American, but the executive voluntarily terminates employment for any reason during the 30-day period following the first anniversary of the change-in-control, the executive would receive severance equal to two times the executive’s base salary in effect immediately prior to the date of termination and two times the executive’s highest annual incentive bonus earned during the preceding four fiscal years.
(3)	Represents the pro rata portion of the executive’s deemed annual bonus for the year of termination (the applicable agreement provides for the payment of the highest bonus earned over last four fiscal years). Also assumes that, in the event of a change-in-control of First American, the First American compensation committee would reduce any performance units awarded to the amount of the annual incentive bonus.
(4)	Represents the intrinsic value of stock options based on First American’s closing stock price on December 31, 2009, of $33.11.
(5)	First American’s 1996 Stock Option Plan and related agreements provide for acceleration of unvested options in the event of a change-in-control of First American, death or disability.
(6)	Options granted under First American’s 1996 Stock Option Plan are exercisable within: 5 days of voluntary termination or termination without cause; 90 days of retirement; and one year of death or disability.
(7)	First American’s 2006 Incentive Compensation Plan and related agreements provide for acceleration of unvested RSUs in the event of a change-in-control of First American, death, or disability. In the event of involuntary termination without cause, absent a change-in-control, all unvested LTI RSUs granted in 2007 and all unvested Bonus RSUs vest one year after termination.
(8)	Represents the lump sum present value equal to one half of accrued benefit, converted to a qualified joint and survivor form and payable to female spouse three years younger than participant at age 55.
(9)	“Enhanced Executive Supplemental Benefit Plan” refers to any payments which accrue to the participant in addition to his current vested benefit amount under the various scenarios for the Executive Supplemental Benefit Plan.
(10)	Upon a change-in-control of First American, the executive becomes 100% vested in the benefit in the amount the executive would have been entitled to receive had he attained his normal retirement date. However, payments do not commence until employment terminates.
(11)	Represents the enhanced present value of the benefit calculated using the following assumptions: RP-2000M mortality tables and a discount rate of 5.81%.
(12)	Represents the present value of 10 year certain payments at a 5.81% discount rate, equal to 50% of participant’s final average compensation.

(13)	Represents the present value of the benefit calculated using the following assumptions: RP-2000M mortality tables, a discount rate of 5.81% and participant remains disabled until earliest retirement date at age 55.
(14)	Represents cash payment to the executive to cover the cost of purchasing the benefits, including a gross-up payment to cover income taxes. Amount assumes the cost of health and welfare benefits of $1,641.84 per month will increase 10% in 2011.
(15)	Under the applicable agreement, if payments are subject to excise taxes First American will pay to the executive an additional “gross-up” amount so that his after-tax benefits are the same as though no excise tax had applied. The following assumptions were used to calculate payments under Internal Revenue Code Section 280G:
-	Equity valued at First American’s closing stock price on December 31, 2009, of $33.11.
-	Stock options and RSUs valued using Treasury Regulation Section 1.280G-1 Q&A 24(c).
-	Calculations assume a portion of the 2009 annual incentive bonus is reasonable compensation for services rendered prior to the change-in-control.

Kenneth D. DeGiorgio

		Involuntary Termination			Change-in-Control
Executive Payments and Benefits Upon Termination	Voluntary Termination	For Cause	Without Cause/ Good Reason		Without Termination		With Termination for Good Reason/ without Cause		Death		Disability
Compensation:
Severance	$0	$0	$1,799,998	(1)	$0		$2,888,298	(2)	$0		$0
Bonus	$0	$0	$0		$0		$562,766	(3)	$0		$0
Long-Term Incentives
Accelerated Vesting of Stock Options (4)(5)(6)	$0	$0	$0		$0		$0		$0		$0
Vested Stock Options (4)(6)	$80,850	$0	$80,850		$80,850		$80,850		$80,850		$80,850
Accelerated Vesting of RSUs (7)	$0	$0	$620,051		$811,526		$811,526		$811,526		$811,526
Deferred Compensation Plan	$133,791	$133,791	$133,791		$133,791		$133,791		$746,166		$133,791
Benefits & Perquisites
Vested 401(k) Savings Plan Balance	$282,440	$282,440	$282,440		$0		$282,440		$282,440		$282,440
Vested Pension Plan	$16,789	$16,789	$16,789		$0		$16,789		$9,858	(8)	$16,789
Enhanced Executive Supplemental Benefit Plan (9)	$0	$0	$0		$0	(10)	$3,461,261	(11)	$2,823,919	(12)	$708,691	(13)
Vested Executive Supplemental Benefit Plan	$0	$0	$0		$0		$0		$0		$0
Benefit Continuation	$0	$0	$0		$0		$111,112	(14)	$0		$0
Accrued PTO	$0	$0	$0		$0		$0		$0		$0
IRC Section 4999 Tax Gross-up	$0	$0	$0		$0	(15)	$3,170,492	(15)	$0		$0

Total	$513,870	$433,020	$2,933,919		$1,026,167		$11,519,325		$4,754,759		$2,034,087

(1)	Represents two times the executive’s base salary in effect immediately prior to the date of termination and two times the median of the executive’s last three annual incentive bonuses.
(2)	Represents three times the executive’s base salary in effect immediately prior to the date of termination by First American and three times the executive’s highest annual incentive bonus earned during the preceding four fiscal years. In the event the executive’s employment is not terminated by First American, but the executive voluntarily terminates employment for any reason during the 30-day period following the first anniversary of the change-in-control, the executive would receive severance equal to two times the executive’s base salary in effect immediately prior to the date of termination and two times the executive’s highest annual incentive bonus earned during the preceding four fiscal years.
(3)	Represents the pro rata portion of the executive’s deemed annual bonus for the year of termination (the applicable agreement provides for the payment of the highest bonus earned over last four fiscal years). Also assumes that, in the event of a change-in-control of First American, the First American compensation committee would reduce any performance units awarded to the amount of the annual incentive bonus.
(4)	Represents the intrinsic value of stock options based on First American’s closing stock price on December 31, 2009, of $33.11.
(5)	First American’s 1996 Stock Option Plan and related agreements provide for acceleration of unvested options in the event of a change-in-control of First American, death or disability.
(6)	Options granted under First American’s 1996 Stock Option Plan are exercisable within: 5 days of voluntary termination or termination without cause; 90 days of retirement; and one year of death or disability.

(7)	First American’s 2006 Incentive Compensation Plan and related agreements provide for acceleration of unvested RSUs in the event of a change-in-control of First American, death, or disability. In the event of involuntary termination without cause, absent a change-in-control, all unvested LTI RSUs granted in 2007 and all unvested Bonus RSUs vest one year after termination.
(8)	Represents the lump sum present value equal to one half of accrued benefit, converted to a qualified joint and survivor form and payable to female spouse three years younger than participant at age 55.
(9)	“Enhanced Executive Supplemental Benefit Plan” refers to any payments which accrue to the participant in addition to his current vested benefit amount under the various scenarios for the Executive Supplemental Benefit Plan.
(10)	Upon a change-in-control of First American, the executive becomes 100% vested in the benefit in the amount the executive would have been entitled to receive had he attained his normal retirement date. However, payments do not commence until employment terminates.
(11)	Represents the enhanced present value of the benefit calculated using the following assumptions: RP-2000M mortality tables and a discount rate of 5.81%.
(12)	Represents the present value of 10 year certain payments at a 5.81% discount rate, equal to 50% of participant’s final average compensation.
(13)	Represents the present value of the benefit calculated using the following assumptions: RP-2000M mortality tables, a discount rate of 5.81% and participant remains disabled until earliest retirement date at age 55.
(14)	Represents cash payment to the executive to cover the cost of purchasing the benefits, including a gross-up payment to cover income taxes. Amount assumes the cost of health and welfare benefits of $1,682.01 per month will increase 10% in 2011.
(15)	Under the applicable agreement, if payments are subject to excise taxes First American will pay to the executive an additional “gross-up” amount so that his after-tax benefits are the same as though no excise tax had applied. The following assumptions were used to calculate payments under Internal Revenue Code Section 280G:
-	Equity valued at First American’s closing stock price on December 31, 2009, of $33.11.
-	Stock options and RSUs valued using Treasury Regulation Section 1.280G-1 Q&A 24(c).
-	Calculations assume a portion of the 2009 annual incentive bonus is reasonable compensation for services rendered prior to the change-in-control.

CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Transactions with Management and Others

First American’s board of directors has adopted a written policy regarding related party transactions, which is expected to be considered for adoption by FinCo’s board of directors following the separation. The policy would generally prohibit transactions between FinCo and/or its affiliates, on the one hand, and FinCo’s directors, officers (or officers of affiliates) or shareholders holding in excess of 5 percent of FinCo’s common stock, on the other hand, without prior approval. The approving body may be either the board of directors or the nominating and corporate governance committee, or, if the proposed transaction involves $1,000,000 or less and it is impractical to seek the approval of the board or that committee, then the chairman of the nominating and corporate governance committee may review and pre-approve of the transaction (or the chairman of the audit committee if the chairman of the nominating and corporate governance committee is a party to the transaction). The policy would prohibit directors of FinCo from entering into any transaction with FinCo or any of its affiliates outside of the ordinary course of business, except for transactions previously approved by First American’s board and in effect on the date the policy took effect.

Certain transactions are excluded from the application of the policy and would therefore be permitted without prior approval. For example, compensatory arrangements for service as an officer or director of FinCo are excluded from the policy, as are transactions between FinCo and its affiliates (other than directors and officers of FinCo). In cases where the potential transaction would involve the officer, director or large shareholder only in an indirect fashion, the policy does not apply where such indirect interest results solely from ownership less than 10 percent of, or being a director of, the entity entering into the transaction with FinCo. In addition, arms-length ordinary course transactions involving annual payments of $100,000 or less are permitted without prior approval.

Independence of Directors

FinCo’s board of directors, upon recommendation of its nominating and corporate governance committee, is expected to formally determine the independence of its directors following the separation. The board of directors of First American has affirmatively determined that the following directors, which are anticipated to be elected to FinCo’s board, are independent: Messrs. Argyros, Bennett, Christenson, Davis, Doti, Douglas, O’Bryan and Tasker and Ms. Ueberroth. In making these determinations, First American’s board considered the following relationships between directors and First American: Mr. Argyros is affiliated with entities that do business with First American in the ordinary course from time to time; Mr. Davis was previously of counsel to a Canadian law firm that has been retained by First American from time to time; however, Mr. Davis left that firm in March 2010 and, additionally, that firm did not provide any services to First American since the beginning of 2008; and each of Messrs. Argyros, Doti and O’Bryan and Ms. Ueberroth is affiliated with a nonprofit organization to which First American and/or its management have made donations from time to time. Each of the relationships above, while considered by the board, fell within First American’s categorical independence standards contained in its corporate governance guidelines. FinCo’s corporate governance guidelines, including its independence standards, are anticipated to be similar to First American’s guidelines and independence standards and will be available on the corporate governance section of FinCo’s Web site at www.firstam.com. In addition to the relationships described above, Mr. O’Bryan continues to occupy space within the building housing First American’s principal office, for which he continues to pay First American rent at a market rate. It is anticipated that each member of FinCo’s audit committee, compensation committee and nominating and corporate governance committee will be “independent” as that term is defined in the corporate governance rules of the New York Stock Exchange for listed companies and that each member of the audit committee will be independent under the additional standards applicable to that committee.

DESCRIPTION OF MATERIAL INDEBTEDNESS

In connection with the separation FinCo has entered into a new senior credit facility with available borrowing capacity of $400 million. It is anticipated that FinCo will draw $200 million on such facility immediately following the separation to repay the First American debt that FinCo will be expected to repay in connection with the separation. The credit facility will be guaranteed by our title plant management and imaging subsidiaries and secured by the equity interests in such subsidiaries and 9 percent of the shares of our principal title insurance underwriter. The revolving loans under our new credit facility are expected to bear interest at a floating rate, which is an applicable margin plus, at our option, either (a) the eurodollar (LIBO) rate or (b) the highest of (i) the prime rate, (ii) the federal funds rate plus 0.5% and (iii) the reserve adjusted one month LIBO rate plus 1% (the highest of clauses (i), (ii) and (iii), the “ABR rate”). The applicable margin will vary as the credit facility rating provided by Moody’s Investors Service (Moody’s) and Standard & Poor’s Ratings Service (S&P) to the credit facility varies. Based upon anticipated credit facility ratings, we expect the initial applicable margin to be 2.75 % in the case of LIBO rate loans and 1.75% in the case of ABR rate loans.

If the commitments under the credit facility exceed $200 million and our senior, unsecured long-term debt rating is lower than “Baa3” by Moody’s or lower than “BBB-” by S&P or is not rated by either Moody’s or S&P, the commitments will be subject to mandatory reduction to $200 million (and, to the extent the outstanding loans exceed the reduced commitments, the loans will be subject to mandatory prepayment) upon certain equity issuances, upon the incurrence or issuance of certain indebtedness and upon certain dispositions of assets and equity interests. Voluntary commitment reductions and voluntary prepayments of the loans are generally permitted at any time without fee. The credit facility does not have scheduled principal payments, but the commitments will terminate, and all outstanding loans will be due and payable in full, on the third anniversary of the credit facility closing date (which is expected to be the separation date).

The credit facility contains affirmative, negative and financial covenants customary for financings of this type, including, among other things, limits on the incurrence of indebtedness, limits on the creation of liens, limits on fundamental changes (such as mergers and consolidations), restrictions on investments and dispositions, limits on the payment of dividends and other restricted payments, a minimum stockholders’ equity covenant and a maximum total debt to total capitalization ratio covenant. Certain of the negative covenants are anticipated to apply only so long as our senior, unsecured long-term debt rating is lower than “Baa3” by Moody’s or lower than “BBB-” by S&P (or is not rated by either Moody’s or S&P) unless at the time our senior, unsecured long-term debt is rated “Ba2” or better by Moody’s and “BB” or better by S&P and the commitments under the credit facility are equal to or less than $200 million. Upon an event of default, the administrative agent can accelerate the maturity of the loans. Events of default include events customary for such a credit facility, including, among others, failure to pay obligations (including loans) when due, failure to comply with and perform covenants, inaccuracy of representations and warranties, voluntary and involuntary bankruptcy and insolvency events, payment default under material indebtedness, acceleration of material indebtedness, failure to satisfy or discharge material judgments, the occurrence of certain events under the Employee Retirement Income Security Act of 1974, certain environmental events, change of control, certain regulatory events and failure to maintain valid and perfected liens over the collateral securing the loans and guarantees.

We will also continue to be responsible for the outstanding loan that is secured by a portion of our main offices in Santa Ana, California. The principal balance on this loan was approximately $43.9 million as of December 31, 2009.

SECURITY OWNERSHIP OF FIRST AMERICAN AND FINCO

As of the date hereof, all of FinCo’s outstanding shares of common stock are owned by First American. None of our director nominees or the persons expected to become our executive officers currently owns any of our common stock, but those who own First American common shares will receive shares of our common stock in the distribution on the same basis as the shares held by other First American shareholders.

The following table sets forth the total number of First American common shares beneficially owned and the percentage of outstanding First American common shares so owned as of May 10, 2010, by:

•	each individual expected to become a FinCo director;

•	each individual expected to become a FinCo named executive officer; and

•	all anticipated FinCo directors and executive officers as a group.

Unless otherwise indicated in the notes following the table, the shareholders listed in the table are the beneficial owners of the listed shares with sole voting and investment power (or, in the case of individual shareholders, shared power with such individual’s spouse) over the shares listed.

The table also sets forth the number and percentage of shares of our common stock each of these persons is expected to receive in the distribution, assuming that there are no changes in these persons’ holdings of First American common shares after May 10, 2010 and assuming, based on our estimates as of May 10, 2010, a conversion ratio of one share of our common stock for every First American common share, with no fractional shares. The beneficial owners listed in the table may have also been granted stock-based awards whose value is derived from the value of First American common shares, including options, restricted shares and restricted stock units. These stock-based awards are not shown in the table because, except in the limited cases specified in the Separation and Distribution Agreement, the awards will be adjusted based on the market price of our shares on the distribution date and therefore we cannot estimate the number of common shares that, immediately after the separation, each person will be entitled to acquire within 60 days. See “Treatment of Outstanding Equity- Based Arrangements.”

	Shares Beneficially Owned
Name of Beneficial Owner	Number of First American Common Shares		Number of FinCo Common Shares		Percentage of Class (if greater than 1%)
Directors
George L. Argyros	1,103,252	(1)	1,103,252	(1)	1.1%
Bruce S. Bennett	7,038		7,038		*
Glenn C. Christenson	55,438		55,438		*
Hon. William G. Davis	2,989		2,989		*
James L. Doti	16,144		16,144		*
Lewis W. Douglas, Jr.	35,399		35,399		*
Dennis J. Gilmore	38,239		38,239		*
Parker S. Kennedy	2,945,730	(2)	2,945,730	(2)	2.8%
Frank E. O’Bryan	39,759		39,759		*
Herbert B. Tasker	18,183		18,183		*
Virginia M. Ueberroth	107,539	(3)	107,539	(3)	*

Named executive officers who are not directors
Kenneth D. DeGiorgio	9,353		9,353		*
Max O. Valdes	5,342		5,342		*

All directors, named executive officers and other executive officers as a group (13 persons)	4,384,405		4,384,405		4.2%

*	Represents less than 1% of the issued and outstanding shares in this class.
(1)	Includes 235,534 shares held in the Argyros Family Trust, for the benefit of Mr. Argyros and his family members and over which Mr. Argyros has voting and dispositive power; 3,400 shares held by Mr. Argyros as trustee, with investment power over such securities, of a trust for the benefit of a family member; 125 shares held in a Uniform Transfers to Minors Act custodial account for which Mr. Argyros serves as the custodian; 7,513 shares held by a trust for which Mr. Argyros is not a trustee, over which Mr. Argyros may be deemed to have investment power; 720,041 shares are held by a nonprofit corporation whose six-member board of directors includes Mr. Argyros and his wife, which board directs the voting and disposition of such shares; 18,800 shares held by another nonprofit corporation with a five-member board, including Mr. Argyros, having similar voting and dispositive power; and an aggregate of 114,700 shares held by two companies of which Mr. Argyros is the sole shareholder, chief executive officer and a director. Mr. Argyros disclaims beneficial ownership of all shares included in the table which are held by a nonprofit corporation or by a trust for which Mr. Argyros is not the beneficiary.
(2)	Of the shares credited to Parker S. Kennedy, chairman of the board and chief executive officer of First American, 49,644 shares are held directly and 2,896,086 shares are held by Kennedy Enterprises, L.P., a California limited partnership of which Mr. Kennedy is the sole general partner. The limited partnership agreement pursuant to which the partnership was formed provides that the general partner has all powers of a general partner as provided in the California Uniform Limited Partnership Act, including the power to vote securities held by the partnership, provided that the general partner is not permitted to cause the partnership to sell, exchange or hypothecate any of its shares of stock of First American without the prior written consent of all of the limited partners. Of the shares held by the partnership, 464,531 are allocated to the capital accounts of Mr. Kennedy. The balance of the shares held by the partnership is allocated to the capital accounts of the other limited partners, who are relatives of Mr. Kennedy. Except to the extent of his voting power over the shares allocated to the capital accounts of the limited partners, Mr. Kennedy disclaims beneficial ownership of all shares held by the partnership other than those allocated to his own capital accounts.
(3)	Includes 5,000 shares held by a nonprofit corporation of which Ms. Ueberroth is an officer and whose six-member board of directors is composed of Ms. Ueberroth and her husband and children. In her capacity as an officer of that corporation, Ms. Ueberroth has the power, as do certain other officers, to direct the voting and disposition of the shares. Ms. Ueberroth disclaims beneficial ownership of these shares.

The following table lists as of May 10, 2010 the persons or groups of shareholders who are known to us to be the beneficial owners of 5% or more of the outstanding common shares of First American. The information regarding beneficial owners of 5% or more of First American’s common shares was gathered from the filings made by such owners with the Securities and Exchange Commission or from informal sources. The table also sets forth the number and percentage of shares of our common stock each of these persons or groups is expected to receive in the distribution, assuming that there have been and will be no changes in these persons’ or groups’ holdings of First American common shares after the dates indicated and assuming, based on our estimates as of May 10, 2010, a conversion ratio of one share of our common stock for every First American common share, with no fractional shares.

Name and Address of Beneficial Owner	Number of First American Common Shares		Number of FinCo Common Shares		Percentage of Class
Fidelity Management Trust Company	6,564,100	(1)	6,564,100	(1)	6.3%
Highfields Capital Management LP	8,098,653	(2)	8,098,653	(2)	7.8%
BlackRock, Inc.	5,602,073	(3)	5,602,073	(3)	5.4%
Capital Research Global Investors	5,135,130	(4)	5,135,130	(4)	5.0%

(1)

The shares set forth in the table are held as of May 10, 2010 by Fidelity Management Trust Company as trustee pursuant to The First American Corporation 401(k) Savings Plan. The investment options available to participants in the plan include a “Company Stock Fund,” which invests in First American common shares, as well as amounts previously held under First American’s Employee Profit Sharing and Stock Ownership Plan (“ESOP”), which has been merged into the 401(k) Savings Plan. Thus, the table reflects the ESOP accounts as well as accounts in the First American Stock Fund. The governing documents require the trustee to vote the shares as directed by the plan participants for whose benefit the shares are held. The transfer agent will tabulate the voting directions of all participants who wish to provide such directions to Fidelity. Neither the transfer agent nor Fidelity will provide the individual or aggregate participant voting directions to First American, unless otherwise required by law. Shares for which no direction is received by the trustee from the participants are voted in the same proportion as are the shares for which directions are received. The trustee’s address is 82 Devonshire Street, Boston, Massachusetts 02109.
(2)

According to the Schedule 13D/A filed on January 11, 2010 by Highfields Capital Management LP, each of Highfields Capital Management LP, Highfields GP LLC, Highfields Associates LLC, Jonathon S. Jacobson, and Richard L. Grubman may be deemed to be the beneficial owner of 8,098,653 shares, Highfields Capital I L.P. may be deemed the beneficial owner of 751,891 shares, Highfields Capital II L.P. may be deemed the beneficial owner of 1,693,311 shares, and Highfields Capital III L.P. may be deemed the beneficial owner of 5,653,451 shares. The address of the principal business office of each of these entities and individuals is John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116.

(3)

According to the Schedule 13G filed on January 29, 2010 by BlackRock, Inc., various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by BlackRock, Inc., but no one person’s interest is more than five percent of the total outstanding common shares. The address of the principal business office of BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022.

(4)	According to the Schedule 13G filed on February 11, 2010 by Capital Research Global Investors, it is deemed to be the beneficial owner of the shares as a result of Capital Research and Management Company (CRMC) (of which Capital Research Global Investors is a division) acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940, and one or more clients of Capital Research Global Investors have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares. Capital Research Global Investors disclaims beneficial ownership of the shares pursuant to Exchange Act Rule 13d-4. The address of the principal business office of Capital Research Global Investors is 333 South Hope Street, Los Angeles, CA 90071.

DESCRIPTION OF CAPITAL STOCK

General

Prior to the separation of FinCo from First American, your First American common shares provided you with rights and privileges with respect to the consolidated businesses of First American, consisting of its information solutions and financial services businesses. Immediately following the separation, you will no longer hold common shares that provide you with rights and privileges with respect to the consolidated businesses of First American but instead you will hold shares of common stock in two independent publicly traded companies, FinCo and InfoCo. Your FinCo common stock will provide you with rights and privileges with respect to a company engaged in only the financial services business that formerly was part of First American.

The following is a summary of our capital stock and provisions of our amended and restated certificate of incorporation and our bylaws, as each will be in effect upon completion of the separation, and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and bylaws, filed as Exhibits 3(a) and 3(b), respectively, to the Registration Statement on Form 10 of which this information statement forms a part.

We have authorized 300 million shares of common stock, $0.00001 par value per share, and 500,000 shares of undesignated preferred stock, $0.00001 par value per share. We will have only common shares issued at the time of the separation.

Common Stock

As of May 10, 2010, First American had 103,955,213 shares of common stock outstanding held by 3,239 stockholders of record. Based on this number, we expect that upon completion of the distribution we will have approximately 104 million shares of common stock issued and outstanding.

Following the separation, we expect to have 300 million shares of our common stock authorized for issuance. Pursuant to our amended and restated certificate of incorporation, holders of our common stock will be entitled to one vote per share on all matters on which stockholders generally are entitled to vote. However, except as otherwise required by law, holders of common stock will not be entitled to vote on any amendment to our certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of an outstanding series of preferred stock if the holders of the affected series are entitled to vote on the amendment. Pursuant to our amended and restated certificate of incorporation, common stockholders will not be entitled to cumulative voting in the election of directors. This means that the holders of a majority of the voting shares will be able to elect all of the directors then standing for election.

Subject to the rights, if any, of the holders of our preferred stock, holders of our common stock will be entitled to receive dividends out of any of our funds legally available when, as and if declared by the board of directors. If we liquidate, dissolve or wind up our affairs, common stockholders are entitled to share proportionately in the assets available for distribution to them.

Holders of common stock will not have preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in connection with the separation also will be fully paid and nonassessable.

Preferred Stock

No shares of preferred stock are outstanding.

Following the separation, our board of directors will be authorized to issue not more than an aggregate of 500,000 shares of preferred stock in one or more series, without stockholder approval. Our board of directors will be authorized to establish, from time to time, the number of shares to be included in each series of preferred stock, and to fix the designation, powers, privileges, preferences, and relative participating, optional or other rights, if any, of the shares of each series of preferred stock, and any of its qualifications, limitations or restrictions. Our board of directors also will be able, without any vote or action by the stockholders, to increase or decrease the number of shares of any series of preferred stock and to fix the dividend rate, voting rights, conversion privileges, redemption rights, sinking fund rights, rights upon voluntary or involuntary liquidation, dissolution or winding up and any other relative rights, preferences and limitations of the series.

In the future, our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of our common stock, or that could decrease the amount of earnings and assets available for distribution to the holders of our common stock. The issuance of our preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other consequences, have the effect of delaying, deferring or preventing a change in our control and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Bylaws

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws that will be effective following the separation could make an acquisition of FinCo more difficult. These provisions could prohibit or delay mergers or other takeover or change of control attempts and, accordingly, may discourage attempts to acquire us. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids, and are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors.

Delaware Anti-takeover Law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•	prior to such date, the board of directors approved either the “business combination” or the transaction which resulted in the stockholder becoming an “interested stockholder”;

•

upon consummation of the transaction that resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85 percent of the voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (i) officers who are also directors and (ii) certain other stockholders; or

•

on or subsequent to such date, the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock that is not owned by the “interested stockholder.”

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15 percent or more of a corporation’s voting stock. This provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Stockholder Meetings. Under our amended and restated certificate of incorporation and subject to the rights of holders of our preferred stock, if any, only the board of directors, the chairman of the board of directors or the

Chief Executive Officer with the concurrence of a majority of the board of directors may call special meetings of stockholders. This provision will make it more difficult for stockholders to take action opposed by the board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. A stockholder who wants to make a stockholder proposal or nominate a candidate for election as director must comply with certain advance notice procedures set forth in our bylaws. The stockholder must provide the corporate secretary with notice of the proposal or nomination not later than the 90th day, nor earlier than the close of business on the 120th day, prior to the anniversary of the preceding year’s annual meeting. The notice also must contain certain required information about the stockholder and the proposal. This provision may discourage third parties from conducting a solicitation of proxies to elect a slate of directors or to approve a proposal opposed by the board of directors.

Prohibition of Stockholder Action by Written Consent. Our amended and restated certificate of incorporation does not permit stockholders to act by written consent without a meeting. This provision will make it more difficult for stockholders to take action opposed by the board of directors.

Staggered Board; Election and Removal of Directors. Our board of directors is divided into three classes, each serving staggered three-year terms. As a result, only a portion of our board of directors will be elected each year. Subject to the rights of holders of any preferred stock we may issue in the future and unless otherwise provided by law, the board of directors will have the exclusive right to fill vacancies on the board. This system of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it delays attempts by stockholders to replace a majority of the directors. Except for additional directors elected by holders of preferred stock, directors may be removed only for cause and only with the affirmative vote of the holders of at least 66 2/3 percent of the total voting power of outstanding shares of our capital stock. This provision makes it more difficult for a third party to gain control of our board of directors.

Undesignated Preferred Stock. The authorization of undesignated preferred stock enables the board of directors, without stockholder approval, to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to obtain control of us. This and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the company.

Amendment of Provisions in the Certificate of Incorporation. Our amended and restated certificate of incorporation requires the affirmative vote of the holders of at least 66 2 /3 percent of the total voting power of outstanding shares of our capital stock in order to amend certain provisions of our certificate of incorporation, including provisions concerning:

•	election, structure and powers of the board of directors;

•	prohibition of stockholder action by written consent;

•	special meetings of the stockholders;

•	personal liability of directors to us and our stockholders; and

•	amendment of the certificate of incorporation.

Amendment of Provisions in the Bylaws. Our bylaws require the affirmative vote of the holders of at least 66  2 /3 percent of the total voting power of outstanding shares of our capital stock in order to amend any provision of our bylaws. However, our bylaws grant our board of directors the authority to amend our bylaws without a stockholder vote. This provision will make it more difficult for our stockholders to make changes to our bylaws that are opposed by our board of directors.

Transfer Agent and Registrar

The transfer agent and registrar for FinCo’s common stock is expected to be Wells Fargo Shareowner Services.

Listing

We expect to adopt First American’s stock symbol after the separation, and we intend to have our common stock listed on the NYSE under the symbol “FAF.”

Indemnification of Directors and Officers

Our certificate of incorporation and bylaws include provisions that generally eliminate personal liability of our directors for breaches of their fiduciary duty. These provisions do not eliminate liability for: (i) breaches of the director’s duty of loyalty, which duty generally requires the director to act in the best interests of the corporation, rather than his or her personal interests, if there is a conflict of interest between the director and the corporation, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) certain unlawful dividend payments or stock redemptions or repurchases, or (iv) any transaction from which the director derived an improper personal benefit.

Our bylaws provide that we shall indemnify our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. Our bylaws permit us to indemnify our agents and employees to the fullest extent authorized by the Delaware General Corporation law, or DGCL, when authorized from time to time by the board of directors. The DGCL provides that a corporation may indemnify directors and officers against certain liabilities arising out of legal action brought or threatened against them for their conduct on behalf of the corporation, provided that they acted in good faith and in a manner that they reasonably believed was in or not opposed to the best interests of the corporation and, in the case of a criminal proceeding, provided they had no reasonable cause to believe their conduct was unlawful.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of fiduciary duty. These provisions also may reduce the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards pursuant to these indemnification provisions.

The bylaws also provide that indemnification provided for in the bylaws shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and that any repeal or modification of the bylaws’ indemnification provisions shall be prospective only and shall not adversely affect the rights of any director or officer in effect at the time of any act or omission occurring prior to such repeal or modification.

In addition to the above, FinCo may enter into one or more agreements with any person to provide for indemnification greater or different than that which is provided for in the amended and restated certificate of incorporation or the bylaws.

TREATMENT OF OUTSTANDING EQUITY-BASED ARRANGEMENTS

First American’s board of directors has determined that all outstanding First American equity-based awards, whether vested or unvested, other than those granted to our executive chairman, will convert into awards with respect to shares of common stock of the company that continues to employ the holder following the separation. The number of shares underlying each such award and, with respect to options, the per share exercise price of each such award will be adjusted to maintain, on a post-separation basis, the pre-separation value of such awards. We expect no material change to the vesting terms or other terms and conditions applicable to the awards. Based on the most recent available information, we expect that at the time of the separation FinCo employees will hold approximately 1.4 million RSUs and 1.3 million options subject to this treatment.

With respect to outstanding First American equity-based awards granted to our executive chairman, half of the awards will be converted into FinCo awards and the other half into InfoCo awards at the same time and in the same manner as other employees of FinCo and InfoCo, respectively. Based on the most recent available information, we expect that at the time of the separation our executive chairman will hold approximately 88,000 RSUs and 400,000 options subject to this treatment, half of which will be FinCo RSUs and options, respectively.

The number of shares of common stock subject to any adjusted stock option or adjusted RSU will be rounded down to the nearest whole share, and the per share exercise price of each adjusted stock option will be rounded up to the nearest whole cent.

SHARES ELIGIBLE FOR FUTURE SALE

FinCo common stock that you receive in the distribution will be freely transferable, unless you are considered an “affiliate” of FinCo under Rule 144 of the Securities Act of 1933. Persons who can be considered affiliates after the separation generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with FinCo, and may include certain of FinCo’s officers and directors. As of the distribution date, we estimate that FinCo’s directors and officers will beneficially own approximately 4.4 million shares. Common stock received in the distribution by affiliates will be “restricted securities” and may only be sold:

•	under a registration statement that the SEC has declared effective under the Securities Act; or

•	under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

In general, under Rule 144, a person who has beneficially owned restricted shares for at least six months and is an affiliate (as that term is defined in Rule 144), would be entitled to sell in any three-month period up to the greater of:

•	1 percent of the then-outstanding common stock; and

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales by affiliates under Rule 144 are also subject to certain manner of sale and notice requirements and to the availability of current public information about us.

In addition, under Rule 144, a person who has not been one of our affiliates during the preceding 90 days and who has beneficially owned the restricted shares for at least six months is entitled to sell them without restriction, provided that until the shares have been held for at least one year, they may only be sold subject to the availability of current public information about us.

In addition, shares will be issuable under employee stock options and restricted stock units that we will assume from First American or that we may issue from time to time under equity compensation plans. See “Treatment of Outstanding Equity-Based Arrangements.”

Except for the common stock distributed in the distribution and the options and restricted stock units described above, none of our equity securities will be outstanding on or immediately after the distribution and there are no registration rights agreements existing with respect to our shares.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Form 10 with respect to the common stock that First American shareholders will receive in the distribution. This information statement does not contain all of the information contained in the Form 10 and the exhibits and schedules to the Form 10. Some items are omitted in accordance with the rules and regulations of the SEC. For additional information relating to us and the separation, reference is made to the Form 10 and the exhibits to the Form 10, which are on file at the offices of the SEC. Statements contained in this information statement as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit, reference is made to the copy of the contract or other documents filed as an exhibit to the Form 10. Each statement is qualified in all respects by the relevant reference.

You may inspect and copy the Form 10 and the exhibits to the Form 10 that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which you can electronically access the Form 10, including the exhibits and schedules to the Form 10.

We maintain an Internet site at www.firstam.com. Our Internet site and the information contained on that site, or connected to that site, are not incorporated into the information statement or the Registration Statement on Form 10.

Because of the distribution, we will be required to comply with the full informational requirements of the Securities Exchange Act of 1934. We will fulfill our obligations with respect to these requirements by filing periodic reports and other information with the SEC.

We plan to make available free of charge on our Internet site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. In addition, we will post the charters for our audit committee, compensation committee, and nominating and corporate governance committee, as well as our corporate governance guidelines and codes of ethics, on our website under the heading “Corporate Governance.” These documents are not incorporated in this report by reference. We also will provide a copy of these documents free of charge to stockholders upon request.

Financial statement schedules not listed are either omitted because they are not applicable or the required information is shown in the combined financial statements or in the notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

The First American Corporation:

In our opinion, the accompanying combined balance sheets and the related combined statements of income <loss>, comprehensive income <loss>, equity and cash flows present fairly, in all material respects, the financial position of First American Financial Corporation and its subsidiaries (“FinCo”), which reflects the financial services businesses of The First American Corporation as more fully described in Note 1 to the combined financial statements, at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements. These financial statements and financial statement schedules are the responsibility of FinCo’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in Note 1 to the combined financial statements, certain expenses of FinCo represent allocations from The First American Corporation and its subsidiaries. The accompanying combined financial statements include such allocations and may not necessarily be representative of the financial position or results of operations had FinCo operated as an unaffiliated company during the periods presented.

As discussed in Note 1 to the combined financial statements, FinCo changed the manner in which it accounts for noncontrolling interests and other-than-temporary impairments of debt securities in 2009.

/s/    PRICEWATERHOUSECOOPERS LLP

Orange County, California

March 22, 2010

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

COMBINED BALANCE SHEETS

(in thousands)

	December 31,
	2009	2008
ASSETS
Cash and cash equivalents	$583,028	$723,651
Accounts and accrued income receivable, less allowances ($35,595 and $43,695)	239,166	251,017
Related party receivable, net	—	41,385
Income tax receivable	27,265	6,193

Investments:
Deposits with savings and loan associations and banks	123,774	182,017
Debt securities	1,838,719	1,687,270
Equity securities	51,020	77,383
Other long-term investments	275,275	240,266
Related party notes receivable	187,825	192,931

	2,476,613	2,379,867

Loans receivable, net	161,897	151,692
Property and equipment, net	358,571	397,250
Title plants and other indexes	488,135	490,231
Deferred income taxes	101,818	200,223
Goodwill	800,986	806,201
Other intangible assets, net	78,892	87,691
Other assets	213,910	185,356

	$5,530,281	$5,720,757

LIABILITIES AND EQUITY
Demand deposits	$1,153,574	$1,298,221
Accounts payable and accrued liabilities:
Accounts payable	31,951	37,067
Salaries and other personnel costs	125,622	108,127
Pension costs and other retirement plans	378,427	350,603
Other	163,766	184,150
Related party payable, net	12,264	—

	712,030	679,947

Deferred revenue	144,756	148,073
Reserve for known and incurred but not reported claims	1,227,757	1,326,282
Notes and contracts payable	119,313	153,969
Allocated portion of First American debt	140,000	140,000

	3,497,430	3,746,492

Commitments and contingencies
Invested equity:
First American’s invested equity	2,167,291	2,153,296
Accumulated other comprehensive loss	(147,491)	(261,455)

Total invested equity	2,019,800	1,891,841
Noncontrolling interests	13,051	82,424

Total equity	2,032,851	1,974,265

	$5,530,281	$5,720,757

See Notes to Combined Financial Statements

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

COMBINED STATEMENTS OF INCOME (LOSS)

(in thousands)

	Year Ended December 31,
	2009	2008	2007
Revenues:
Operating revenues	$3,938,616	$4,284,800	$5,884,502
Investment and other income	133,439	173,748	269,488
Net realized investment income (losses)	14,637	(58,219)	(77,858)
Net other-than-temporary impairment (“OTTI”) losses recognized in earnings:
Total OTTI losses on equity securities	(21,051)	(31,845)	—
Total OTTI losses on debt securities	(45,020)	(759)	—
Portion of OTTI losses on debt securities recognized in other comprehensive loss	26,213	—	—

	(39,858)	(32,604)	—

	4,046,834	4,367,725	6,076,132

Expenses:
Salaries and other personnel costs	1,218,192	1,388,175	1,822,627
Premiums retained by agents	1,237,566	1,374,452	2,111,798
Other operating expenses	901,239	1,042,627	1,271,542
Provision for title losses and other claims	346,714	509,563	875,855
Depreciation and amortization	82,475	95,242	94,816
Premium taxes	36,484	46,366	65,720
Interest	19,819	27,215	42,607

	3,842,489	4,483,640	6,284,965

Income (loss) before income taxes	204,345	(115,915)	(208,833)
Income tax expense (benefit)	70,068	(43,433)	(86,387)

Net income (loss)	134,277	(72,482)	(122,446)
Less: Net income attributable to noncontrolling interests	11,888	11,523	20,537

Net income (loss) attributable to FinCo	$122,389	$(84,005)	$(142,983)

See Notes to Combined Financial Statements

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Year Ended December 31
	2009	2008	2007
Net income (loss)	$134,277	$(72,482)	$(122,446)

Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	51,873	(72,906)	6,172
Unrealized gain on securities for which credit-related portion was recognized in earnings	10,173	—	—
Foreign currency translation adjustments	31,972	(47,796)	12,230
Pension benefit adjustment	20,846	(50,208)	28,594

Total other comprehensive income (loss), net of tax	114,864	(170,910)	46,996

Comprehensive income (loss)	249,141	(243,392)	(75,450)
Less: Comprehensive income attributable to noncontrolling interests	12,788	6,771	20,692

Comprehensive income (loss) attributable to FinCo	$236,353	$(250,163)	$(96,142)

See Notes to Combined Financial Statements

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

COMBINED STATEMENTS OF EQUITY

(in thousands)

	First American’s Invested Equity	Accumulated other comprehensive income (loss)	Noncontrolling interests	Total
Balance at December 31, 2006	$2,706,507	$(142,138)	$118,182	$2,682,551
Net (loss) income for 2007	(142,983)	—	20,537	(122,446)
Sale of subsidiary shares to / other increases in noncontrolling interests	—	—	12,817	12,817
Purchase of subsidiary shares from / other decreases in noncontrolling interests	—	—	(23,236)	(23,236)
Distributions to noncontrolling interests	—	—	(18,771)	(18,771)
Dividends to First American	(50,000)	—	—	(50,000)
Adjustment to adopt accounting guidance for uncertain income tax positions	(3,100)	—	—	(3,100)
Other comprehensive income (Note 18)	—	46,841	155	46,996
Net distributions to First American	(484,353)	—	—	(484,353)

Balance at December 31, 2007	2,026,071	(95,297)	109,684	2,040,458
Net (loss) income for 2008	(84,005)	—	11,523	(72,482)
Sale of subsidiary shares to / other increases in noncontrolling interests	—	—	6,571	6,571
Purchase of subsidiary shares from / other decreases in noncontrolling interests	—	—	(29,258)	(29,258)
Distributions to noncontrolling interests	—	—	(11,344)	(11,344)
Dividends to First American	(10,000)	—	—	(10,000)
Other comprehensive loss (Note 18)	—	(166,158)	(4,752)	(170,910)
Net contributions from First American	221,230	—	—	221,230

Balance at December 31, 2008	2,153,296	(261,455)	82,424	1,974,265
Net income for 2009	122,389	—	11,888	134,277
Sale of subsidiary shares to / other increases in noncontrolling interests	—	—	30,348	30,348
Purchase of subsidiary shares from / other decreases in noncontrolling interests	26,948	—	(103,131)	(76,183)
Distributions to noncontrolling interests	—	—	(9,378)	(9,378)
Dividends to First American	(83,000)	—	—	(83,000)
Other comprehensive income (Note 18)	—	113,964	900	114,864
Net contributions from First American	(52,342)	—	—	(52,342)

Balance at December 31, 2009	$2,167,291	$(147,491)	$13,051	$2,032,851

See Notes to Combined Financial Statements

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$134,277	$(72,482)	$(122,446)
Adjustments to reconcile net income to cash provided by (used for) operating activities:
Provision for title losses and other claims	346,714	509,563	875,855
Depreciation and amortization	82,475	95,242	94,816
Net realized investment (gains) losses	(14,637)	58,219	77,858
Net OTTI losses recognized in earnings	39,858	32,604	—
Share-based compensation	14,563	8,289	10,818
Equity in (earnings) losses of affiliates	(10,877)	2,642	(9,162)
Changes in assets and liabilities excluding effects of acquisitions and noncash transactions:
Claims paid, including assets acquired, net of recoveries	(452,187)	(482,157)	(467,722)
Net change in income tax accounts	58,437	(36,337)	(161,009)
Decrease in accounts and accrued income receivable	12,357	4,821	8,494
Increase (decrease) in accounts payable and accrued liabilities	52,620	(243,173)	61,391
Decrease in deferred revenue	(3,317)	(7,757)	(494)
Other, net	(30,606)	235,705	(429,035)

Cash provided by (used for) operating activities	229,677	105,179	(60,636)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash effect of acquisitions/dispositions	22,350	(32,801)	(81,981)
Purchase of subsidiary shares from/other decreases in noncontrolling interests	(103,131)	(12,763)	(267)
Sale of subsidiary shares to/other increases in noncontrolling interests	30,348	6,571	12,817
Increase in deposits with banks	(20,122,892)	(17,923,916)	(9,865,918)
Decrease in deposits with banks	20,188,596	17,910,692	9,809,581
Purchases of debt and equity securities	(939,229)	(886,974)	(623,911)
Proceeds from sales of debt and equity securities	418,552	199,883	168,962
Proceeds from maturities of debt securities	478,870	197,834	289,378
Dividends from equity method investments	3,911	5,262	11,145
Net (increase) decrease in other long-term investments	(25,908)	(161,728)	16,702
Origination and purchases of loans and participations	(23,729)	(45,096)	(37,066)
Net decrease in loans receivable after originations and others	13,524	10,155	21,949
Capital expenditures	(42,304)	(88,630)	(128,726)
Proceeds from sale of property and equipment	12,018	16,001	37,824

Cash used for investing activities	(89,024)	(805,510)	(369,511)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in demand deposits	(144,647)	554,536	(62,641)
Proceeds from issuance of notes	8,057	5,577	102,542
Proceeds from allocation of debt from First American	—	140,000	—
Repayment of debt	(52,747)	(157,228)	(190,762)
Distributions to noncontrolling interests	(9,378)	(11,344)	(18,771)
Excess tax benefits from share-based compensation	439	(358)	5,357
Net invested equity from First American	—	(3,588)	—
Dividends paid to First American	(83,000)	(10,000)	(50,000)

Cash (used for) provided by financing activities	(281,276)	517,595	(214,275)

Net decrease in cash and cash equivalents	(140,623)	(182,736)	(644,422)
Cash and cash equivalents—Beginning of year	723,651	906,387	1,550,809

Cash and cash equivalents—End of year	$583,028	$723,651	$906,387

SUPPLEMENTAL INFORMATION:
Cash paid during the year for:
Interest	$10,876	$17,050	$30,072
Premium taxes	$33,520	$56,301	$67,710
Income taxes, net	$25,036	$(7,097)	$74,622
Noncash investing and financing activities:
Liabilities assumed in connection with acquisitions	$2,215	$4,096	$22,043
Impact of adoption of accounting guidance for uncertain income tax positions	$—	$—	$3,100
Noncash capital contributions by First American	$(52,342)	$217,642	$(484,353)

See Notes to Combined Financial Statements

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

Except as otherwise indicated or unless the context otherwise requires, “FinCo” refers to First American Financial Corporation following the Distribution as defined and discussed below; “we,” “us” and “our” refer to FinCo and its subsidiaries following the Distribution and, if the reference is to a period of time prior to the Distribution, to the businesses that are expected to be part of FinCo and its subsidiaries following the Distribution; “First American” refers to The First American Corporation prior to the consummation of the Distribution and “Information Solutions Company” and “InfoCo” refer to The First American Corporation following the Distribution.

NOTE 1. Description of FinCo:

We consist primarily of First American’s title insurance and services segment and its specialty insurance segment. We consist of the following reportable segments and a corporate function:

•

Our title insurance and services segment issues title insurance policies on residential and commercial property in the United States and offers similar products and services internationally. This segment also provides escrow and closing services, accommodates tax-deferred exchanges of real estate and provides investment advisory, trust, lending and deposit services. This segment is also in the business of maintaining, managing and providing access to automated title plant records and images that may be owned by us or other parties. We, through our principal title insurance subsidiary and such subsidiary’s affiliates, transact our title insurance business through a network of direct operations and agents. Through this network, we issue policies in the 49 states that permit the issuance of title insurance policies and the District of Columbia. In Iowa, we provide title abstracts only because title insurance is not permitted by law. We also offer title insurance and similar products, as well as related services, either directly or through joint ventures in foreign countries, including Canada, the United Kingdom and various other established and emerging markets. The international operations account for an immaterial amount of our income before income taxes.

•

Our specialty insurance segment issues property and casualty insurance policies and sells home warranty products. The property and casualty insurance business provides insurance coverage to residential homeowners and renters for liability losses and typical hazards such as fire, theft, vandalism and other types of property damage. This business is licensed to issue policies in all 50 states and actively issues policies in 43 states. In its largest market, California, it also offers preferred risk auto insurance to better compete with other carriers offering bundled home and auto insurance. The home warranty business provides residential service contracts that cover residential systems and appliances against failures that occur as the result of normal usage during the coverage period. This business currently operates in 34 states and the District of Columbia.

The corporate division consists of certain financing facilities as well as the corporate services that support our business operations.

Summary Description of Separation

On January 15, 2008, First American announced that its board of directors had approved a plan to separate First American into two independent publicly -traded companies (the “separation”), one consisting of First American’s financial services businesses, FinCo, and one for its information solutions businesses, InfoCo. First American expects to accomplish this by way of a dividend distribution of the common stock of FinCo, First American’s wholly owned subsidiary, to First American’s shareholders (the “Distribution”). Immediately following the Distribution, First American shareholders will own 100 percent of the outstanding common stock

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

of FinCo. Prior to the Distribution, certain internal transactions will occur so that FinCo directly or indirectly owns all of First American’s financial services businesses (i.e., the businesses for which financial information is presented herein). The remaining entity, InfoCo, will own all of First American’s remaining information solutions businesses. FinCo will adopt the “FAF” ticker symbol and its shares of common stock will be traded on the New York Stock Exchange under that symbol. InfoCo will change its name and ticker symbol following the separation.

The consummation of the separation is subject to various closing conditions, including the effectiveness of the Registration Statement on Form 10 of which the information statement, which includes these combined financial statements, is a part, receipt of approvals from domestic and international insurance and banking regulators, some of which have already been received, receipt of a favorable ruling from the Internal Revenue Service as to the tax-free nature of the transaction and the final approval of First American’s board of directors, among others. While many of these conditions are outside of First American’s control, we and First American currently expect to complete the separation in the second quarter of 2010.

Significant Accounting Policies:

Principles of Combination and Basis of Presentation

Our historical financial statements include assets, liabilities, revenues and expenses directly attributable to our operations. Our historical financial statements reflect allocations of certain corporate expenses from First American. These expenses have been allocated to us on a basis that we consider to reflect fairly or reasonably the utilization of the services provided to or the benefit obtained by our businesses. Our historical financial statements do not reflect the debt or interest expense we might have incurred if we had been a stand-alone entity. In addition, we expect to incur other expenses, not reflected in our historical financial statements, as a result of being a separate publicly -traded company. As a result, our historical financial statements do not necessarily reflect what our financial position or results of operations would have been if we had been operated as a stand-alone public entity during the periods covered, and may not be indicative of our future results of operations and financial position.

These combined financial statements have been prepared in accordance with generally accepted accounting principles and have been derived from the consolidated financial statements of First American and represent carve-out stand-alone combined financial statements. The combined financial statements include items attributable to FinCo and allocations of general corporate expenses from First American.

All significant intercompany transactions have been eliminated. Equity investments in which we exercise significant influence, but do not control and are not the primary beneficiary of, are accounted for using the equity method. Investments in which we do not exercise significant influence are accounted for under the cost method.

Our historical financial statements reflect allocations of corporate expenses from First American for certain functions provided by First American, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, compliance, facilities, procurement, employee benefits, and share-based compensation. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of net revenue, domestic headcount or assets or a combination of such drivers. Both we and First American consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

incurred as an independent, publicly-traded company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. Following the separation, we will perform these functions using our own resources or purchased services. For an interim period, however, some of these functions will continue to be provided by First American under the transition services agreements. In addition to the transition services agreements, we will enter into a number of commercial agreements with First American in connection with the separation, many of which are expected to have terms longer than one year.

A portion of First American’s consolidated debt has been allocated to us based on amounts directly incurred for our benefit. Interest expense has been allocated in the same proportions as debt. Both we and First American believe the allocation basis for debt and interest expense is reasonable. However, these amounts may not be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company for the periods presented. See Note 10 Notes and Contracts Payable and Allocated Portion of First American Debt to the combined financial statements for further discussion of our long-term obligations.

Reclassification

Certain 2007 and 2008 amounts have been reclassified to conform to the 2009 presentation.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires us to make estimates and assumptions that affect the statements. Actual results could differ from the estimates and assumptions used.

Cash and cash equivalents

We consider cash equivalents to be all short-term investments that have an initial maturity of 90 days or less and are not restricted for statutory deposit or premium reserve requirements.

Investments

Deposits with savings and loan associations and banks are short-term investments with initial maturities of more than 90 days.

Debt securities are carried at fair value and consist primarily of investments in obligations of the United States Treasury, various corporations, certain state and political subdivisions and mortgage-backed securities.

Equity securities are carried at fair value and consist primarily of investments in marketable common stocks of corporate entities.

We classify our publicly -traded debt and equity securities as available -for-sale and carry them at fair value with unrealized gains or losses classified as a component of accumulated other comprehensive loss.

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

We determine the fair value of our debt and equity securities using a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security in our available-for-sale portfolio is based on our assessment of the transparency and reliability of the inputs used in the valuation of such instrument at the measurement date. The three hierarchy levels are defined as follows:

Level 1—Valuations based on unadjusted quoted market prices in active markets for identical securities. The fair value of equity securities included in the Level 1 category was based on quoted prices that are readily and regularly available in an active market.

Level 2—Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly. The fair value of fixed maturity and short-term investments included in the Level 2 category was based on the market values obtained from an independent pricing service that were evaluated using pricing models that vary by asset class and incorporate available trade, bid and other market information and price quotes from well-established independent broker-dealers. This pricing service, which is a provider of financial market data, analytics and related services to financial institutions, provides us one price for each security. The independent pricing service monitors market indicators, industry and economic events, and for broker-quoted only securities, obtains quotes from market makers or broker-dealers that it recognizes to be market participants. The Level 2 category includes foreign bonds, governmental agency bonds, governmental agency mortgage-backed and asset-backed securities and corporate debt securities, many of which are actively traded and have market prices that are readily verifiable. Level 2 also includes non-agency mortgage-backed and asset-backed securities and municipal bonds which are currently not actively traded securities. When the value from an independent pricing service is utilized, we obtain an understanding of the valuation models and assumptions utilized by the service and have controls in place to determine that the values provided represent current values. Typical inputs and assumptions to pricing models used to value securities include, but are not limited to, benchmark yields, reported trades, broker-dealer quotes, issue spreads, benchmark securities, bids, offers, reference data and industry and economic events. For mortgage-backed and asset-backed securities, inputs and assumptions may also include the structure of issuance, characteristics of the issuer, collateral attributes, prepayment speeds and credit ratings. Our non-agency mortgage-backed and asset-backed securities consist of senior tranches of securitizations and the underlying borrowers are substantially all prime. Our validation procedures include assessing the reasonableness of the changes relative to prior periods given the prevailing market conditions, comparison of the prices received from the pricing service to quotes received from other third party sources for securities with market prices that are readily verifiable, changes in the issuers’ credit worthiness, performance of any underlying collateral and prices of the instrument relative to similar issuances. To date, we have not made any adjustments to the results provided by the pricing service.

Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

If the inputs used to measure fair value fall in different levels of the fair value hierarchy, a financial security’s hierarchy level is based upon the lowest level of input that is significant to the fair value measurement. A number of our investment grade corporate bonds are frequently traded in active markets and market prices for these securities existed at December 31, 2009. These securities were classified as Level 2 at December 31, 2009 because the valuation models use observable market inputs in addition to traded prices.

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

In the first quarter of 2009, we adopted newly issued accounting guidance that establishes a new method of recognizing and measuring other-than-temporary impairment of debt securities. We assess the unrealized losses in our debt security portfolio under this guidance, primarily the non-agency mortgage-backed and asset-backed securities. If we intend to sell a debt security in an unrealized loss position or determine that it is more likely than not that we will be required to sell a debt security before it recovers its amortized cost basis, the debt security is other-than-temporarily impaired and it is written down to fair value with all losses recognized in earnings. As of December 31, 2009, we do not intend to sell any debt securities in an unrealized loss position and it is not more likely than not that we will be required to sell debt securities before recovery of their amortized cost basis.

If we do not expect to recover the amortized cost basis of a debt security with declines in fair value (even if we do not intend to sell it and it is not more likely than not that we will be required to sell the debt security before the recovery of the debt security’s remaining amortized cost basis), the losses we consider to be the credit portion of the other-than-temporary impairment loss (“credit loss”) is recognized in earnings and the non-credit portion is recognized in other comprehensive income. The credit loss is the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the debt security. The cash flows expected to be collected are discounted at the rate implicit in the security immediately prior to the recognition of the other-than-temporary impairment.

Expected future cash flows for debt securities are based on qualitative and quantitative factors specific to each security, including the probability of default and the estimated timing and amount of recovery. The detailed inputs used to project expected future cash flows may be different depending on the nature of the individual debt security. Specifically, the cash flows expected to be collected for each non-agency mortgage-backed and asset-backed security are estimated by analyzing loan-level detail to estimate future cash flows from the underlying assets, which are then applied to the security based on the underlying contractual provisions of the securitization trust that issued the security (e.g. subordination levels, remaining payment terms, etc.). We use third-party software to determine how the underlying collateral cash flows will be distributed to each security issued from the securitization trust. The primary assumptions used in estimating future collateral cash flows are prepayment speeds, default rates and loss severity. In developing these assumptions, we consider the financial condition of the borrower, loan to value ratio, loan type and geographical location of the underlying property. We utilize publicly available information related to specific assets, generally available market data such as forward interest rate curves and First American’s securities, loans and property data and market analytics tools.

When, in our opinion, a decline in the fair value of an equity security (including common and preferred stock) and, prior to the first quarter of 2009, a debt security is considered to be other-than-temporary, such security is written down to its fair value. When assessing if a decline in value is other-than-temporary, the factors considered include the length of time and extent to which fair value has been below cost, the probability that we will be unable to collect all amounts due under the contractual terms of the security, the seniority and duration of the securities, issuer-specific news and other developments, the financial condition and prospects of the issuer (including credit ratings), macro-economic changes (including the outlook for industry sectors, which includes

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

government policy initiatives) and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

When an equity security has been in an unrealized loss position for greater than twelve months, our review of the security includes the above noted factors as well as what evidence, if any, exists to support that the security will recover its value in the foreseeable future, typically within the next twelve months. If objective, substantial evidence does not indicate a likely recovery during that timeframe, out policy is that such losses are considered other-than-temporary and therefore an impairment loss is recorded.

Other long-term investments consist primarily of investments in affiliates, which are accounted for under the equity method of accounting or the cost method of accounting, and notes receivable and other investments, which are carried at the lower of cost or fair value less costs to sell.

Property and equipment

Property and equipment includes computer software acquired or developed for internal use and for use with our products. Software development costs, which include capitalized interest costs and certain payroll-related costs of employees directly associated with developing software, in addition to incremental payments to third parties, are capitalized from the time technological feasibility is established until the software is ready for use.

Depreciation on buildings and on furniture and equipment is computed using the straight-line method over estimated useful lives of 25 to 40 years and 3 to 10 years, respectively. Capitalized software costs are amortized using the straight-line method over estimated useful lives of 3 to 10 years. Leasehold improvements are amortized over useful lives that are consistent with the lease term.

Title plants and other indexes

Title plants and other indexes includes title plants of $484.7 million and capitalized real estate data, net of $3.5 million at December 31, 2009 and title plants of $488.2 million and capitalized real estate data, net of $2.0 million at December 31, 2008. Title plants are carried at original cost, with the costs of daily maintenance (updating) charged to expense as incurred. Because properly maintained title plants have indefinite lives and do not diminish in value with the passage of time, no provision has been made for depreciation or amortization. We analyze our title plants for impairment on an annual basis. This analysis includes, but is not limited to, the effects of obsolescence, duplication, demand and other economic factors. Capitalized real estate data is amortized using the straight-line method over estimated useful lives of 5 to 15 years.

Assets acquired in connection with claim settlements

In connection with settlement of title insurance and other claims, we sometimes purchase mortgages, deeds of trust, real property or judgment liens. These assets, sometimes referred to as “salvage assets,” are carried at the lower of cost or fair value less costs to sell and are included in other assets in our combined balance sheets.

Goodwill

Goodwill is tested at least annually for impairment. We perform the goodwill impairment test in the fourth quarter using September 30 as the annual valuation date to test goodwill for impairment.

Our impairment testing process includes two steps. The first step (“Step 1”) compares the fair value of each reporting unit to its book value. The fair value of each reporting unit is determined by using discounted cash flow

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

analysis and market approach valuations. If the fair value of the reporting unit exceeds its book value, the goodwill is not considered impaired and no additional analysis is required. However, if the book value is greater than the fair value, a second step (“Step 2”) must be completed to determine if the fair value of the goodwill exceeds the book value of the goodwill.

Step 2 involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated impairment. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit, as determined in the first step, over the aggregate estimated fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment loss is recorded for the excess. An impairment loss cannot exceed the carrying value of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.

The valuation of goodwill requires assumptions and estimates of many critical factors including revenue growth, cash flows, market multiples and discount rates. Forecasts of future operations are based, in part, on operating results and our expectations as to future market conditions. These types of analyses contain uncertainties because they require us to make assumptions and to apply judgments to estimate industry economic factors and the profitability of future business strategies. However, if actual results are not consistent with our estimates and assumptions, we may be exposed to future impairment losses that could be material. Due to significant volatility in the current markets, our operations may be negatively impacted in the future to the extent that exposure to impairment charges may be required.

Other intangible assets

Our intangible assets consist of covenants not to compete, customer lists, trademarks and licenses. Each of these intangible assets, excluding licenses, is amortized on a straight-line basis over their useful lives ranging from 2 to 20 years and is subject to impairment tests when there is an indication of a triggering event or abandonment. Licenses are an intangible asset with an indefinite life and are therefore not amortized but rather tested for impairment by comparing the fair value of the license with its carrying value at least annually and when an indicator of potential impairment has occurred.

Impairment of long-lived assets and loans receivable

Long-lived assets held and used include investments in affiliates, notes receivable, property and equipment, capitalized software, other intangible assets and our real estate investments. We use estimated future cash flows (undiscounted and excluding interest) to measure the recoverability of long-lived assets held and used whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable. If the undiscounted cash flow analysis indicates a long-lived asset is not recoverable, the impairment loss recorded is the excess of the carrying amount of the asset over its fair value.

In addition, we carry long-lived assets held for sale at the lower of cost or market as of the date that certain criteria have been met. As of December 31, 2009 and 2008 no long-lived assets were classified as held for sale.

For the year ended December 31, 2009 we recognized $4.8 million of impairment losses on other long-term investments, fixed assets and other intangible assets including $4.3 million in the title insurance and services

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

segment and $0.5 million at the specialty insurance segment. During 2008 we recorded impairments of long-lived assets, specifically investments in affiliates in the title insurance and services segment, of $6.8 million. Additionally, during 2007 we recognized $13.7 million of impairment losses on investment in affiliates. 2007 marked the depth of the real estate crisis and many of the investments written off in whole or in part during 2007 were companies whose revenues, income or other prospects for success were largely determined by the overall amount of real estate activity or the amount of activity in the geographies where the specific company was operating. In making the determination as to whether an individual investment was other than temporarily impaired, we assessed the then-current and expected financial condition of each relevant entity, including, but not limited to, the anticipated ability of the entity to make its contractually required payments to us (with respect to debt obligations to us), the results of valuation work performed with respect to the entity, the entity’s anticipated ability to generate sufficient cash flows and the market conditions in the industry in which the entity was operating.

In 2007, we had a $75.0 million investment in non-voting convertible preferred stock of a diversified provider of real estate settlement and related services that was subject to redemption on September 30, 2007, but was not redeemed as of that date. Based on the terms of the security, the convertible preferred stock was expected to be converted into common stock of that entity in the fourth quarter of 2007 based upon its appraised value, as determined by three independent appraisal firms. That conversion did not occur and based on the estimated fair value, we recognized an impairment loss on the non-voting convertible preferred stock of $60.1 million in 2007. During 2008, the investee declared bankruptcy and we impaired the remaining $14.9 million investment in the preferred stock and an additional $22.4 million related to note and other receivables.

Loans receivable are impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans receivable are measured at the present value of expected future cash flows discounted at the loan’s effective interest rate. As a practical expedient, the loan may be valued based on its observable market price or the fair value of the collateral, if the loan is collateral-dependent. No indications of material impairment of loans receivable were identified during the three-year period ended December 31, 2009.

Reserve for known and incurred but not reported claims

We provide for title insurance losses by a charge to expense when the related premium revenue is recognized. The amount charged to expense is generally determined by applying a rate (the loss provision rate) to title insurance premiums, escrow and other related fees. We estimate the loss provision rate at the beginning of each year and reassess the rate quarterly to ensure that the resulting incurred but not reported (“IBNR”) loss reserve and known claims reserve included in our combined balance sheets together reflect our best estimate of the total costs required to settle all IBNR and known claims. If the ending IBNR reserve is not considered adequate, an adjustment is recorded.

The process of assessing the loss provision rate and the resulting IBNR reserve involves evaluation of the results of both an in-house actuarial review and independent actuarial analysis. Our in-house actuary performs a reserve analysis utilizing generally accepted actuarial methods that incorporate cumulative historical claims experience and information provided by in-house claims and operations personnel. Current economic and business trends are also reviewed and used in the reserve analysis. These include real estate and mortgage markets conditions, changes in residential and commercial real estate values, and changes in the levels of defaults and foreclosures that may affect claims levels and patterns of emergence, as well as any company-specific factors

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

that may be relevant to past and future claims experience. Results from the analysis include, but are not limited to, a range of IBNR reserve estimates and a single point estimate for IBNR as of the balance sheet date.

For recent policy years at early stages of development (generally the last three years), IBNR was determined by applying an expected loss rate to title insurance premiums, escrow and other related fees and adjusting for policy year maturity using the estimated loss development pattern. The expected loss rate is based on historical experience and the relationship of the history to the applicable policy years. This is a generally accepted actuarial method of determining IBNR for policy years at early development ages, and when claims data reflects unusual impacts. IBNR calculated in this way differs from the IBNR a multiplicative loss development factor calculation would produce. Factor-based development effectively extrapolates results to date forward through the lifetime of the policy year’s development. We believe the expected loss rate method is appropriate for recent policy years, because of the high level of loss emergence during the past three calendar years. This loss emergence is believed to consist largely of acceleration of claims that otherwise would have been realized later and one-time losses. Both of these effects are results of temporary economic conditions that are not expected to persist throughout the development lifetime of those policy years.

For more mature policy years (generally, policy years aged more than three years), IBNR was determined using multiplicative loss development factor calculations. These years were also exposed to adverse economic conditions during 2007-2009 that may have resulted in acceleration of claims and one-time losses. The possible extrapolation of these losses to future development periods by using factors was considered. The impact of economic conditions during 2007-2009 is believed to account for a much less significant portion of losses on policy years 2004 and prior than on more recent policy years. Policy years 2004 and prior were at relatively mature ages when the adverse development period began in 2007, and much of their losses had already been incurred by then. In addition, the loss development factors for policy years 2006 and prior are low enough that the potential for over-extrapolation is limited to an acceptable level.

We utilize an independent third party actuary who produces a report with estimates and projections of the same financial items described above. The third party actuary’s analysis uses generally accepted actuarial methods that may in whole or in part be different from those used by the in-house actuary. The third party actuary’s report is a second estimate that is used to validate the reasonableness of the in-house analysis.

We use the point estimate of the projected IBNR from the in-house actuary’s analysis and other relevant information we may have concerning claims to determine what we consider to be the best estimate of the total amount required for the IBNR reserve.

Title insurance policies are long-duration contracts with the majority of the claims reported to us within the first few years following the issuance of the policy. Generally, 70 to 80 percent of claim amounts become known in the first five years of the policy life, and the majority of IBNR reserves relate to the five most recent policy years. A material change in expected ultimate losses and corresponding loss rates for policy years older than five years, while possible, is not considered reasonably likely by us. However, changes in expected ultimate losses and corresponding loss rates for recent policy years are considered likely and could result in a material adjustment to the IBNR reserves. Based on historical experience, we believe that a 50 basis point change to one or more of the loss rates for the most recent policy years, positive or negative, is reasonably likely given the long duration nature of a title insurance policy. If the expected ultimate losses for each of the last five policy years increased or decreased by 50 basis points, the resulting impact on the IBNR reserve would be an increase or decrease, as the case may be, of $123.3 million. The estimates we made in determining the appropriate level of IBNR reserves could ultimately prove to be inaccurate and actual claims experience may vary from the expected claims experience.

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

We provide for property and casualty insurance losses when the insured event occurs. We provide for claims losses relating to our home warranty business based on the average cost per claim as applied to the total of new claims incurred. The average cost per home warranty claim is calculated using the average of the most recent 12 months of claims experience.

Invested Equity

Invested equity refers to the combined net assets of FinCo which reflects First American’s combined investment in FinCo and excludes noncontrolling interests.

Operating revenues

Title premiums on policies issued directly by us are recognized on the effective date of the title policy and escrow fees are recorded upon close of the escrow. Revenues from title policies issued by independent agents are recorded when notice of issuance is received from the agent, which is generally when cash payment is received by us. Revenues earned by our title plant management business are recognized at the time of delivery, as we have no significant ongoing obligation after delivery.

Revenues from home warranty contracts are recognized ratably over the 12-month duration of the contracts. Revenues from property and casualty insurance policies are also recognized ratably over the 12-month duration of the policies.

Interest on loans of our thrift subsidiary is recognized on the outstanding principal balance on the accrual basis. Loan origination fees and related direct loan origination costs are deferred and recognized over the life of the loan. Revenues earned by the other products in our trust and banking operations are recognized at the time of delivery, as we have no significant ongoing obligation after delivery.

Premium taxes

Title insurance, property and casualty insurance and home warranty companies, like other types of insurers, are generally not subject to state income or franchise taxes. However, in lieu thereof, most states impose a tax based primarily on insurance premiums written. This premium tax is reported as a separate line item in the combined statements of income (loss) in order to provide a more meaningful disclosure of our taxation.

Income taxes

We account for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We evaluate the need to establish a valuation allowance for deferred tax assets based upon the amount of existing temporary differences, the period in which they are expected to be recovered and expected levels of taxable income. A valuation allowance to reduce deferred tax assets is established when it is “more likely than not” that some or all of the deferred tax assets will not be realized.

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

We recognize the effect of income tax positions only if sustaining those positions is “more likely than not.” Changes in recognition or measurement of uncertain tax positions are reflected in the period in which a change in judgment occurs. We recognize interest and penalties, if any, related to uncertain tax positions in tax expense. As a result of adopting the accounting guidance for uncertain tax positions, we recorded a cumulative effect adjustment of $3.1 million as a reduction to retained earnings as of January 1, 2007.

Our operations have been included in the consolidated federal tax return of First American. In addition, we have filed consolidated and unitary state income tax returns with First American in jurisdictions where required or permitted. The income taxes associated with our inclusion in First American’s consolidated federal and state income tax returns are included in the income tax receivable line item on the accompanying combined balance sheets. The provision for income taxes is computed as if we filed our federal and state income tax returns on a stand-alone basis.

Share-based compensation

We participate in First American’s share-based compensation plans and record compensation expense based on First American equity awards granted to our employees.

First American measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). The cost is recognized over the period during which an employee is required to provide services in exchange for the award. In accordance with the modified prospective method, First American uses the Black-Scholes option-pricing model for all unvested options as of December 31, 2005. First American selected the binomial lattice option-pricing model to estimate the fair value for any options granted after December 31, 2005. First American utilizes the straight-line single option method of attributing the value of share-based compensation expense unless another expense attribution model is required by the guidance. As stock-based compensation expense recognized in the results of operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. First American applies the long-form method for determining the pool of windfall tax benefits.

First American’s primary means of share-based compensation is granting restricted stock units (“RSUs”). The fair value of any RSU grant is based on the market value of First American’s shares on the date of grant and is generally recognized as compensation expense over the vesting period. RSUs granted to certain key employees have graded vesting and have a service and performance requirement and are therefore expensed using the accelerated multiple-option method to record share-based compensation expense. All other RSU awards have graded vesting and service is the only requirement to vest in the award and are therefore generally expensed using the straight-line single option method to record share-based compensation expense. RSUs receive dividend equivalents in the form of RSUs having the same vesting requirements as the RSUs initially granted.

In connection with the separation, all outstanding First American equity awards, whether vested or unvested, will convert into awards with respect to shares of common stock of the company that continues to employ the holder following the separation. The number of shares underlying each such award and, with respect to options, the per share exercise price of each such award will be adjusted to maintain, on a post-separation basis, the pre-separation value of such awards. We expect no material change to the vesting terms or other terms and conditions applicable to the awards.

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

In addition to stock options and RSUs, First American has an employee stock purchase plan that allows eligible employees to purchase common stock of First American at 85.0% of the closing price on the last day of each month. First American recognizes an expense in the amount equal to the discount.

Employee benefit plans

We participate in First American’s employee benefit plans. We account for our employees’ participation as a multiple employer plan and record net periodic pension cost and the related pension liability associated with our employees.

First American recognizes the overfunded or underfunded status of defined benefit postretirement plans as an asset or liability on its consolidated balance sheets and recognizes changes in the funded status in the year in which changes occur, through accumulated other comprehensive income (loss). The funded status is measured as the difference between the fair value of plan assets and benefit obligation (the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for the other postretirement plans). Actuarial gains and losses and prior service costs and credits that have not been recognized as a component of net periodic benefit cost previously are recorded as a component of accumulated other comprehensive income (loss). Plan assets and obligations are measured as of December 31.

Foreign currency

We operate in foreign countries, including Canada, the United Kingdom and various other established and emerging markets. The functional currencies of our foreign subsidiaries are their respective local currencies. The financial statements of the foreign subsidiaries are translated into U.S. dollars as follows: assets and liabilities at the exchange rate as of the balance sheet date, invested equity at the historical rates of exchange, and income and expense amounts at average rates prevailing throughout the period. Translation adjustments resulting from the translation of the subsidiaries’ accounts are included in accumulated other comprehensive loss as a separate component of invested equity. Gains and losses resulting from foreign currency transactions are included within other operating expenses.

Risk of real estate market

Real estate activity is cyclical in nature and is affected greatly by the cost and availability of long-term mortgage funds. Real estate activity and, in turn the majority of our revenues, can be adversely affected during periods of high interest rates, limited money supply and/or declining real estate values.

Escrow deposits and trust assets

We administer escrow deposits and trust assets as a service to our customers. Escrow deposits totaled $2.9 billion and $3.8 billion at December 31, 2009 and 2008, respectively, of which $0.9 billion and $1.04 billion, respectively, were held at our federal savings bank subsidiary, First American Trust, FSB. The escrow deposits held at First American Trust, FSB, are included in the accompanying combined balance sheets, with $794.3 million and $909.3 million included in debt and equity securities at December 31, 2009, and 2008, respectively, and $70.6 million and $135.2 million included in cash and cash equivalents at December 31, 2009 and 2008, respectively, with offsetting liabilities included in demand deposits. The remaining escrow deposits were held at third-party financial institutions.

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Trust assets totaled $2.9 billion and $3.4 billion at December 31, 2009 and 2008, respectively, and were held at First American Trust, FSB. Escrow deposits held at third-party financial institutions and trust assets are not considered our assets under U.S. generally accepted accounting principles (“GAAP”) and, therefore, are not included in the accompanying combined balance sheets. However, we could be held contingently liable for the disposition of these assets.

In conducting our operations, we often hold customers’ assets in escrow, pending completion of real estate transactions. As a result of holding these customers’ assets in escrow, we have ongoing programs for realizing economic benefits, including investment programs, borrowing agreements, and vendor services arrangements with various financial institutions. The effects of these programs are included in the combined financial statements as income or a reduction in expense, as appropriate, based on the nature of the arrangement and benefit earned.

Like-kind exchanges

We facilitate tax-deferred property exchanges for customers pursuant to Section 1031 of the Internal Revenue Code and tax-deferred reverse exchanges pursuant to Revenue Procedure 2000-37. As a facilitator and intermediary, we hold the proceeds from sales transactions and take temporary title to property identified by the customer to be acquired with such proceeds. Upon the completion of such exchange, the identified property is transferred to the customer or, if the exchange does not take place, an amount equal to the sales proceeds or, in the case of a reverse exchange, title to the property held by us is transferred to the customer. Like-kind exchange funds held by us for the purpose of completing such transactions totaled $385.0 million and $553.1 million at December 31, 2009 and 2008, respectively, of which $186.0 million and $173.9 million at December 31, 2009 and 2008, respectively, were held at our thrift subsidiary, First Security Business Bank (“FSBB”). The like-kind exchange deposits held at FSBB are included in the accompanying combined balance sheets, in cash and cash equivalents with offsetting liabilities included in demand deposits. The remaining exchange deposits were held at third-party financial institutions and, due to the structure utilized to facilitate these transactions, the proceeds and property are not considered our assets under GAAP and, therefore, are not included in the accompanying combined balance sheets. All such amounts are placed in bank deposits with FDIC insured institutions. We could be held contingently liable to the customer for the transfers of property, disbursements of proceeds and the return on the proceeds.

Recent Accounting Pronouncements:

In June 2009, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance surrounding the Hierarchy of Generally Accepted Accounting Principles. This guidance established the FASB Accounting Standards Codification (“the Codification” or “ASC”) as the official single source of authoritative GAAP. All guidance contained in the Codification carries an equal level of authority. All existing accounting standards are superseded. All other accounting guidance not included in the Codification will be considered non-authoritative. The Codification also includes all relevant SEC guidance organized using the same topical structure in separate sections within the Codification. Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. The Codification is not intended to change GAAP, but it will change the way GAAP is organized and presented. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Except for codifying existing GAAP, the adoption of this statement did not have an impact on the determination or reporting of our combined financial statements.

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

In September 2006, the FASB issued guidance related to defining fair value, establishing a framework for measuring fair value within GAAP, and expanding disclosure requirements regarding fair value measurements. Although this guidance does not require any new fair value measurements, its application may, in certain instances, change current practice. Where applicable, this guidance simplifies and codifies fair value related guidance previously issued within GAAP. In February 2008, the FASB issued authoritative guidance which delayed the effective date for application of the fair value framework to non-financial assets and non-financial liabilities until January 1, 2009. The provisions of this guidance related to financial assets and liabilities were applied as of January 1, 2008, and had no material effect on our combined financial statements. The fair value framework relating to non-financial assets and non-financial liabilities was applied as of January 1, 2009, and had no material effect on our combined financial statements. In October 2008, the FASB issued supplemental guidance relating to determining the fair value of a financial asset when the market for that asset is not active. This guidance clarifies the application of the fair value framework in cases where a market is not active. We considered the supplemental guidance in our determination of estimated fair values as of December 31, 2009 and 2008, and the impact was not material.

In February 2007, the FASB issued authoritative guidance permitting companies to elect to measure many financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. We adopted this guidance effective January 1, 2008, but did not apply it to any assets or liabilities and, therefore, the adoption had no effect on our combined financial statements.

In April 2009, the FASB issued authoritative guidance surrounding the determination of fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying transactions that are not orderly. The guidance indicates that if an entity determines that either the volume and/or level of activity for an asset or liability has significantly decreased (from normal conditions for that asset or liability) or price quotations or observable inputs are not associated with orderly transactions, increased analysis and management judgment will be required to estimate fair value. The guidance is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. Further, this guidance must be applied prospectively. We elected to adopt the guidance in the first quarter of 2009. The adoption of the guidance did not have a material impact on our combined financial statements.

In April 2009, the FASB issued guidance relating to fair value disclosures in public entity financial statements for financial instruments. This guidance increases the frequency of those disclosures, requiring public entities to provide the disclosures on a quarterly basis, rather than annually. The guidance is effective for interim and annual periods ending after June 15, 2009. We adopted this guidance in the second quarter of 2009. Except for the disclosure requirements, the adoption of this guidance did not have an impact on our combined financial statements.

In April 2009, the FASB issued guidelines which establish a new method of recognizing and reporting other-than-temporary impairments of debt securities. It also contains additional disclosure requirements related to debt and equity securities and changes existing impairment guidance. For debt securities, the “ability and intent to hold” provision is eliminated, and impairment is considered to be other-than-temporary if an entity (i) intends to sell the security, (ii) more likely than not will be required to sell the security before recovering its cost, or (iii) does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell). This new framework does not apply to equity securities (i.e., impaired equity securities will continue to be evaluated under previously existing guidance). The “probability” standard relating to the collectability of cash flows is eliminated, and impairment is now considered to be other-than-temporary if the present value of cash flows expected to be collected from the debt security is less than the amortized cost basis of the security. The

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

guidance also provides that for debt securities which (i) an entity does not intend to sell and (ii) it is not more likely than not that the entity will be required to sell before the anticipated recovery of its remaining amortized cost basis, the impairment is separated into the amount related to estimated credit losses and the amount related to all other factors. The amount of the total impairment related to all other factors is recorded in accumulated other comprehensive loss and the amount related to estimated credit loss is recognized as a charge against current period earnings. This guidance is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. We elected to adopt this guidance in the first quarter of 2009.

See the discussion in Note 3 Debt and Equity Securities to the combined financial statements regarding the impact of adoption.

In April 2009, the SEC issued authoritative guidance surrounding other-than-temporary impairment which amended existing SEC guidance relating to other-than-temporary impairment for certain investments in debt and equity securities. The guidance maintains the SEC staff’s previous views related to equity securities, but now excludes debt securities from its scope. We elected to adopt this guidance in the first quarter of 2009. There was no material impact on our combined financial statements as a result of adopting this guidance.

In December 2007, the FASB revised authoritative guidance surrounding business combinations. The guidance retains the fundamental requirements contained in the original pronouncement. For example, the acquisition method of accounting, previously known as the purchase method, is required to be used for all business combinations and for an acquirer to be identified for each business combination. This revised guidance establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Further, this guidance requires contingent consideration to be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value to be recognized in earnings until settled. This guidance also requires acquisition-related transaction and restructuring costs to be expensed rather than treated as part of the cost of the acquisition. We adopted this guidance on January 1, 2009 and the adoption did not have a material impact on our combined financial statements.

In April 2009, the FASB issued supplemental guidance surrounding accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. The FASB voted to carry forward the requirements under existing guidelines surrounding business combinations for acquired contingencies, which required contingencies to be recognized at fair value on the acquisition date if the fair value could be reasonably estimated during the allocation period. Otherwise, companies would typically account for the acquired contingencies in accordance with authoritative literature surrounding accounting for contingencies. As a result of the requirement to carry forward the accounting treatment for acquired contingencies, accounting for pre-acquisition contingencies may be an exception to the recognition and fair value measurement under authoritative guidance surrounding business combinations. Additionally, the FASB voted to change the accounting for an acquiree’s pre-existing contingent consideration arrangement that was assumed by the acquirer as part of the business combination. Such arrangements will now be accounted for as contingent consideration by the acquirer. The revised guidance is effective for all business combinations for which the acquisition date was on or after January 1, 2009. The adoption of this guidance had no impact on our combined financial statements.

In December 2007, the FASB issued guidance surrounding noncontrolling interest in consolidated financial statements—an amendment to existing authoritative literature. The newly issued guidance requires

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

recharacterizing minority interests as noncontrolling interests in addition to classifying noncontrolling interest as a component of equity. The guidance also establishes reporting requirements to provide disclosures that identify and distinguish between the interests of the parent and the interests of noncontrolling owners. This guidance requires retroactive adoption of the presentation and disclosure requirements for existing minority interests – all other requirements are to be applied prospectively. All periods presented in these combined financial statements reflect the presentation and disclosure required by this guidance. All other requirements under the guidance are being applied prospectively. We adopted this guidance on January 1, 2009. Except for the presentation and disclosure requirements required by this guidance, there was no impact on our combined financial statements.

In May 2009, the FASB issued authoritative guidance relating to the disclosure of subsequent events. This guidance is modeled after the same principles as the subsequent event guidance in auditing literature with some terminology changes and additional disclosures. This guidance is effective for interim and annual periods ending after June 15, 2009, and is required to be applied prospectively. We adopted the guidance in the second quarter of 2009. Except for the disclosure requirements, the adoption of the guidance had no impact on our combined financial statements.

In February 2010, the FASB issued updated guidance which amended the subsequent events disclosure requirements to eliminate the requirement for SEC filers to disclose the date through which it has evaluated subsequent events, clarify the period through which conduit bond obligors must evaluate subsequent events and refine the scope of the disclosure requirements for reissued financial statements. The updated guidance was effective upon issuance. Except for the disclosure requirements, the adoption of the guidance had no impact on our combined financial statements.

In December 2008, the FASB issued guidance that expands the disclosures required in an employer’s financial statements about pension and other postretirement benefit plan assets. The new disclosures include more details about the categories of plan assets and information regarding fair value measurements. This guidance is effective for fiscal years ending after December 15, 2009. We adopted the guidance in the fourth quarter of 2009 and except for the disclosure requirements, the adoption had no impact on our combined financial statements.

Pending Accounting Pronouncements:

In January 2010, the FASB issued updated guidance related to fair value measurements and disclosures, which requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. In addition, in the reconciliation for fair value measurements using significant unobservable inputs, or Level 3, a reporting entity should disclose separately information about purchases, sales, issuances and settlements (that is, on a gross basis rather than one net number). The updated guidance also requires that an entity should provide fair value measurement disclosures for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements for Level 2 and Level 3 fair value measurements. The updated guidance is effective for interim or annual financial reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. We do not expect the adoption of this standard will have a material impact on our combined financial statements.

In June 2009, the FASB issued guidelines relating to transfers of financial assets which amended existing guidance by removing the concept of a qualifying special purpose entity and establishing a new “participating

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

interest” definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarifies and amends the derecognition criteria for a transfer to be accounted for as a sale, and changes the amount that can be recognized as a gain or loss on a transfer accounted for as a sale when beneficial interests are received by the transferor. Enhanced disclosures are also required to provide information about transfers of financial assets and a transferor’s continuing involvement with transferred financial assets. This guidance must be applied as of the beginning of an entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We do not expect the adoption of this standard will have a material impact on our combined financial statements.

In June 2009, the FASB issued guidance amending existing guidance surrounding the consolidation of variable interest entities to require an enterprise to qualitatively assess the determination of the primary beneficiary of a variable interest entity (“VIE”) based on whether the entity (1) has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (2) has the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. This guidance also requires an ongoing reconsideration of the primary beneficiary, and amends the events that trigger a reassessment of whether an entity is a VIE. Enhanced disclosures are also required to provide information about an enterprise’s involvement in a VIE. This statement is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We are currently evaluating the effect that adoption of this standard will have on our combined financial position and results of operations when it becomes effective in 2010.

NOTE 2. Statutory Restrictions on Investments and Invested Equity:

Investments carried at $135.4 million were on deposit with state treasurers in accordance with statutory requirements for the protection of policyholders at December 31, 2009.

Pursuant to insurance and other regulations of the various states in which our insurance subsidiaries operate, the amount of dividends, loans and advances available to us is limited, principally for the protection of policyholders. Under such statutory regulations, the maximum amount of dividends, loans and advances available to us from our insurance subsidiaries in 2010 is $258.0 million.

Our title insurance subsidiary, First American Title Insurance Company, maintained statutory surplus of $802.3 million and $602.0 million as of December 31, 2009 and 2008, respectively. Statutory net income for the year ended December 31, 2009 was $213.1 million. Statutory net loss for the year ended December 31, 2008 was $89.4 million. Statutory net income for the year ended December 31, 2007 was $12.1 million.

Statutory accounting principles differ in some respects from GAAP, and these differences include, but are not limited to non-admission of certain assets (principally limitations on deferred tax assets, capitalized furniture and other equipment, premiums and other receivables 90 days past due, assets acquired in connection with claim settlements other than real estate or mortgage loans secured by real estate and limitations on goodwill), reporting of bonds at amortized cost, deferral of premiums received as statutory premium reserve and supplemental reserve (if applicable) and exclusion of incurred but not reported claims reserve.

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

NOTE 3. Debt and Equity Securities:

The amortized cost and estimated fair value of investments in debt securities, all of which are classified as available-for-sale, are as follows:

	Amortized cost	Gross unrealized		Estimated fair value	Other-than- temporary impairments in AOCI
		gains	losses
	(in thousands)
December 31, 2009
U.S. Treasury bonds	$72,316	$1,834	$(297)	$73,853	$—
Municipal bonds	132,965	2,484	(493)	134,956	—
Foreign bonds	150,105	1,886	(83)	151,908	—
Governmental agency bonds	326,787	1,816	(1,829)	326,774	—
Governmental agency mortgage-backed and asset-backed securities	997,293	13,929	(6,080)	1,005,142	—
Non-agency mortgage-backed and asset-backed securities (1)	94,454	1,546	(36,799)	59,201	26,213
Corporate debt securities	86,911	1,204	(1,230)	86,885	—

	$1,860,831	$24,699	$(46,811)	$1,838,719	$26,213

(1)	The $94.5 million amortized cost is net of $18.8 million in other-than-temporary impairments determined to be credit related which have been recognized in earnings. The $36.8 million gross unrealized losses include $17.2 million of unrealized losses for securities determined to be other-than-temporarily impaired and $19.6 million of unrealized losses for securities for which an other-than temporary impairment has not been recognized. The $26.2 million other-than-temporary impairments in accumulated other comprehensive income (“AOCI”) represents the amount of other-than-temporary impairment losses recognized in AOCI which, from January 1, 2009, were not included in earnings due to the fact that the losses were not considered to be credit related. Other-than-temporary impairments were recognized in AOCI for non-agency mortgage-backed and asset-backed securities only.

	Amortized cost	Gross unrealized		Estimated fair value
		gains	losses
	(in thousands)
December 31, 2008
U.S. Treasury bonds	$39,574	$3,436	$(4)	$43,006
Municipal bonds	80,136	1,610	(2,448)	79,298
Foreign bonds	97,371	3,300	(78)	100,593
Governmental agency bonds	128,403	3,448	(381)	131,470
Governmental agency mortgage-backed and asset-backed securities	1,167,724	8,744	(33,155)	1,143,313
Non-agency mortgage-backed and asset-backed securities	133,283	—	(49,749)	83,534
Corporate debt securities	114,208	1,643	(9,795)	106,056

	$1,760,699	$22,181	$(95,610)	$1,687,270

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The cost and estimated fair value of investments in equity securities, all of which are classified as available-for-sale, are as follows:

	Cost	Gross unrealized		Estimated fair value
		gains	losses
	(in thousands)
December 31, 2009
Preferred stocks	$31,808	$1,523	$(2,140)	$31,191
Common stocks	16,333	3,497	(1)	19,829

	$48,141	$5,020	$(2,141)	$51,020

December 31, 2008
Preferred stocks	$48,487	$63	$(14,014)	$34,536
Common stocks	62,187	1,091	(20,431)	42,847

	$110,674	$1,154	$(34,445)	$77,383

We had the following net unrealized gains (losses) as of December 31, 2009, 2008 and 2007:

	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
	(in thousands)
Debt securities for which an OTTI has been recognized	$(15,690)	$—	$—
Debt securities—all other	(6,422)	(73,429)	(3,113)
Equity securities	2,879	(33,291)	4,109

	$(19,233)	$(106,720)	$996

Sales of debt and equity securities resulted in realized gains of $19.5 million, $6.3 million and $3.4 million and realized losses of $3.5 million, $5.7 million and $1.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

We had the following gross unrealized losses as of December 31, 2009 and December 31, 2008:

	12 months or less		12 months or longer		Total
	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses
	(in thousands)
December 31, 2009
Debt securities
U.S. Treasury bonds	$44,382	$(297)	$—	$—	$44,382	$(297)
Municipal bonds	42,428	(448)	25,067	(45)	67,495	(493)
Foreign bonds	28,541	(82)	1,091	(1)	29,632	(83)
Governmental agency bonds	185,351	(1,817)	4,138	(12)	189,489	(1,829)
Governmental agency mortgage-backed and asset-backed securities	267,692	(3,048)	319,375	(3,032)	587,067	(6,080)
Non-agency mortgage-backed and asset-backed securities	1,767	(176)	54,733	(36,623)	56,500	(36,799)
Corporate debt securities	49,970	(443)	23,500	(787)	73,470	(1,230)

Total debt securities	620,131	(6,311)	427,904	(40,500)	1,048,035	(46,811)
Equity securities	1,362	(1,341)	7,776	(800)	9,138	(2,141)

Total	$621,493	$(7,652)	$435,680	$(41,300)	$1,057,173	$(48,952)

December 31, 2008
Debt securities
U.S. Treasury bonds	$246	$(4)	$—	$—	$246	$(4)
Municipal bonds	1,149	(8)	20,550	(2,440)	21,699	(2,448)
Foreign bonds	2,798	(1)	6,329	(77)	9,127	(78)
Governmental agency bonds	13,099	(75)	296	(306)	13,395	(381)
Governmental agency mortgage-backed and asset-backed securities	350,308	(10,784)	399,210	(22,371)	749,518	(33,155)
Non-agency mortgage-backed and asset-backed securities	27,289	(17,361)	56,245	(32,388)	83,534	(49,749)
Corporate debt securities	13,568	(1,029)	61,078	(8,766)	74,646	(9,795)

Total debt securities	408,457	(29,262)	543,708	(66,348)	952,165	(95,610)
Equity securities	35,857	(15,056)	23,096	(19,389)	58,953	(34,445)

Total	$444,314	$(44,318)	$566,804	$(85,737)	$1,011,118	$(130,055)

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Substantially all securities in our non-agency mortgage-backed and asset-backed portfolio are senior tranches and were investment grade at the time of purchase, however many have been downgraded below investment grade since purchase. The table below summarizes the composition of our non-agency mortgage-backed and asset-backed securities by collateral type, year of issuance and current credit ratings. Percentages are based on the amortized cost basis of the securities and credit ratings are based on S&P and Moody’s published ratings. If a security was rated differently by both rating agencies, the lower of the two ratings was selected. All amounts are as of December 31, 2009.

(in thousands, except percentages and number of securities)	Number of Securities	Amortized Cost	Estimated Fair Value	A-Ratings or Higher	BBB+ to BBB- Ratings	Non- Investment Grade
Non-agency mortgage-backed securities:
Prime single family residential:
2007	1	$7,615	$2,558	0.0%	0.0%	100.0%
2006	11	44,789	25,458	0.0%	0.5%	99.5%
2005	8	13,967	10,292	37.2%	49.5%	13.3%
2003	4	941	853	100.0%	0.0%	0.0%
Alt-A single family residential:
2007	2	22,542	16,286	0.0%	0.0%	100.0%
Non-agency asset-backed securities	5	4,600	3,754	100.0%	0.0%	0.0%

	31	$94,454	$59,201	11.4%	7.5%	81.1%

As of December 31, 2009, eleven non-agency mortgage-backed and asset-backed securities with an amortized cost of $30.8 million and an estimated fair value of $19.9 million were on negative credit watch by S&P or Moody’s.

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The amortized cost and estimated fair value of debt securities at December 31, 2009, by contractual maturities, are as follows:

	Due in one year or less	Due after one through five years	Due after five through ten years	Due after ten years	Total
U.S. Treasury bonds
Amortized cost	$3,407	$63,110	$5,665	$134	$72,316
Estimated fair value	$3,514	$63,968	$6,212	$159	$73,853
Municipal bonds
Amortized cost	$2,334	$22,042	$76,549	$32,040	$132,965
Estimated fair value	$2,354	$22,971	$77,493	$32,138	$134,956
Foreign bonds
Amortized cost	$87,491	$58,167	$4,447	$—	$150,105
Estimated fair value	$87,775	$59,618	$4,515	$—	$151,908
Governmental agency bonds
Amortized cost	$2,911	$258,567	$51,838	$13,471	$326,787
Estimated fair value	$2,975	$258,895	$51,788	$13,116	$326,774
Corporate debt securities
Amortized cost	$5,144	$62,906	$18,811	$50	$86,911
Estimated fair value	$5,156	$62,823	$18,834	$72	$86,885

Total debt securities excluding mortgage-backed and asset-backed securities
Amortized cost	$101,287	$464,792	$157,310	$45,695	$769,084
Estimated fair value	$101,774	$468,275	$158,842	$45,485	$774,376

Total mortgage-backed and asset-backed securities
Amortized cost					$1,091,747
Estimated fair value					$1,064,343
Total debt securities
Amortized cost					$1,860,831
Estimated fair value					$1,838,719

Other-than-temporary impairment—debt securities

Dislocations in the capital and credit markets continue to result in volatility and disruption in the financial markets. These and other factors including the decline in liquidity of credit markets, failures of significant financial institutions, declines in real estate values, uncertainty regarding the timing and effectiveness of governmental solutions, and a general slowdown in economic activity have contributed to decreases in the fair value of our investment portfolio as of December 31, 2009. As of December 31, 2009, gross unrealized losses on non-agency mortgage-backed and asset-backed securities for which an other-than-temporary impairment has not been recognized were $19.6 million (which represents 25 securities), of which $19.4 million related to 21 securities that have been in an unrealized loss position for longer than 12 months. We determine if a non-agency mortgage-backed and asset-backed security in a loss position is other-than-temporarily impaired by comparing the present value of the cash flows expected to be collected from the security to its amortized cost basis. If the present value of the cash flows expected to be collected exceed the amortized cost of the security, we conclude that the security is not other-than-temporarily impaired. For these securities that were determined not to be other-

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

than-temporarily impaired, the present value of the cash flows expected to be collected exceeded the amortized cost of each security. We perform this analysis on all non-agency mortgage-backed and asset-backed securities in our portfolio that are in an unrealized loss position. The methodology and key assumptions used in estimating the present value of cash flows expected to be collected are described below.

In the first quarter of 2009, we adopted newly issued accounting guidance that establishes a new method of recognizing and measuring other-than-temporary impairment of debt securities. We assess the unrealized losses in our debt security portfolio under this guidance, primarily the non-agency mortgage-backed and asset-backed securities. If we intend to sell a debt security in an unrealized loss position or determine that it is more likely than not that we will be required to sell a debt security before it recovers its amortized cost basis, the debt security is other-than-temporarily impaired and it is written down to fair value with all losses recognized in earnings. As of December 31, 2009, we do not intend to sell any debt securities in an unrealized loss position and it is not more likely than not that we will be required to sell debt securities before recovery of their amortized cost basis.

If we do not expect to recover the amortized cost basis of a debt security with declines in fair value (even if we do not intend to sell it and it is not more likely than not that we will be required to sell the debt security before the recovery of the debt security’s remaining amortized cost basis), the losses we consider to be the credit portion of the other-than-temporary impairment loss (“credit loss”) is recognized in earnings and the non-credit portion is recognized in other comprehensive income. The credit loss is the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the debt security. The cash flows expected to be collected are discounted at the rate implicit in the security immediately prior to the recognition of the other-than-temporary impairment.

Expected future cash flows for debt securities are based on qualitative and quantitative factors specific to each security, including the probability of default and the estimated timing and amount of recovery. The detailed inputs used to project expected future cash flows may be different depending on the nature of the individual debt security. Specifically, the cash flows expected to be collected for each non-agency mortgage-backed and asset-backed security are estimated by analyzing loan-level detail to estimate future cash flows from the underlying assets, which are then applied to the security based on the underlying contractual provisions of the securitization trust that issued the security (e.g. subordination levels, remaining payment terms, etc.). We use third-party software to determine how the underlying collateral cash flows will be distributed to each security issued from the securitization trust. The primary assumptions used in estimating future collateral cash flows are prepayment speeds, default rates and loss severity. In developing these assumptions, we consider the financial condition of the borrower, loan to value ratio, loan type and geographical location of the underlying property. We utilize publicly available information related to specific assets, generally available market data such as forward interest rate curves and First American’s securities, loans and property data and market analytics tools.

The table below summarizes the primary assumptions used at December 31, 2009 in estimating the cash flows expected to be collected for these securities.

	Weighted average	Range
Prepayment speeds	6.9%	3.9% – 14.6%
Default rates	5.1%	0.0% – 18.5%
Loss severity	32.6%	0.0% – 64.4%

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

As a result of our security-level review, we recognized total other-than-temporary impairments of $45.0 million on our non-agency mortgage-backed and asset-backed securities for the year ended December 31, 2009. $18.8 million of other-than-temporary impairment losses were considered to be credit related and were recognized in earnings and $26.2 million of other-than-temporary impairment losses were considered to be related to factors other than credit and were therefore recognized in other comprehensive income for the year ended December 31, 2009. The $26.2 million recorded in other comprehensive income should not be recorded in earnings, because the losses were not considered to be credit related based on our other-than-temporary impairment analysis as discussed above.

It is possible that we could recognize additional other-than-temporary impairment losses on some securities we own at December 31, 2009 if future events or information cause us to determine that a decline in value is other-than-temporary.

The following table presents the change in the credit portion of the other-than-temporary impairments recognized in earnings on debt securities for which a portion of the other-than-temporary impairments related to other factors was recognized in other comprehensive income (loss).

(in thousands)
Credit loss on debt securities held as of January 1, 2009	$—
Addition for credit loss for which an other-than-temporary impairment was not previously recognized	18,807

Credit loss on debt securities held as of December 31, 2009	$18,807

Credit loss on debt securities held as of January 1, 2009 was $0.0 as there was no cumulative effect adjustment recorded related to initially applying the newly issued accounting guidance that establishes a new method of recognizing and measuring other-than-temporary impairments of debt securities. There was no cumulative effect adjustment recorded because there were no other-than-temporary impairment adjustments previously recognized on the debt securities held by us at January 1, 2009.

Other-than-temporary impairment—equity securities

When, in our opinion, a decline in the fair value of an equity security, including common and preferred stock, is considered to be other-than-temporary, such equity security is written down to its fair value. When assessing if a decline in value is other-than-temporary, the factors considered include the length of time and extent to which fair value has been below cost, the probability that we will be unable to collect all amounts due under the contractual terms of the security, the seniority and duration of the securities (including estimates of prepayments and credit losses and sensitivity analysis of those estimates), issuer-specific news and other developments, the financial condition and prospects of the issuer (including credit ratings), macro-economic changes (including the outlook for industry sectors, which includes government policy initiatives) and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

When an equity security has been in an unrealized loss position for greater than twelve months, our review of the security includes the above noted factors as well as what evidence, if any, exists to support that the security will recover its value in the foreseeable future, typically within the next twelve months. If objective, substantial evidence does not indicate a likely recovery during that timeframe, our policy is that such losses are considered other-than-temporary and therefore an impairment loss is recorded. For the year ended December 31, 2009, we concluded that such evidence was not available on 51 common equity securities and 15 preferred equity securities. Accordingly, an other-than-temporary impairment charge of $16.0 million and $5.1 million, relating to

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

our common and preferred equity securities, respectively, was recorded in earnings. We elected to convert our preferred stock in Citigroup Inc. into common stock of that entity under the terms of Citigroup’s publicly announced exchange offer. Based on the terms of the exchange offer and the level at which Citigroup’s common stock was trading, we concluded that the investment was other-than-temporarily impaired by $2.9 million which is included in the other-than-temporary impairment charge for preferred equity securities above. The common stock was subsequently sold for a gain of $8.9 million. For the year ended December 31, 2008, we recognized an other-than-temporary impairment charge in earnings of $31.2 million related to our investments in perpetual preferred securities issued by the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”). The impairment was due to actions taken by the United States government with respect to Fannie Mae and Freddie Mac.

Most of our preferred equity securities are in the financial services sector, which we believe to be in a temporary, though potentially protracted, downturn. While the duration of disruption in the financial services sector, and accompanying depressed market values of industry participants’ preferred equity securities, are unknown, we believe a full recovery is likely and we have the ability and intent to hold the equity preferred securities that are currently in an unrealized loss position until that recovery occurs. The United States government’s adopted policy of stabilizing the financial services sector is an important factor in our determination that the sector will return to a more normal operating environment. We have also assessed the historic and current credit ratings of the individual issuers, the capital adequacy and anticipated profitability of each issuer, and any changes to the investments’ fair value subsequent to the balance sheet date. Based on these factors, we have concluded that none of the individual investments, except those for which an impairment charge was recorded, were other-than-temporarily impaired as of December 31, 2009 and 2008.

Fair value measurement

The following table presents our available-for-sale investments measured at fair value on a recurring basis as of December 31, 2009 and 2008, classified using the three-level hierarchy for fair value measurements:

	Estimated fair value as of December 31, 2009	Level 1	Level 2	Level 3
	(in thousands)
Debt securities
U.S. Treasury bonds	$73,853	$—	$73,853	$—
Municipal bonds	134,956	—	134,956	—
Foreign bonds	151,908	—	151,908	—
Governmental agency bonds	326,774	—	326,774	—
Governmental agency mortgage-backed and asset-backed securities	1,005,142	—	1,005,142	—
Non-agency mortgage-backed and asset-backed securities	59,201	—	—	59,201
Corporate debt securities	86,885	—	86,885	—

	1,838,719	—	1,779,518	59,201

Equity securities
Preferred stocks	31,191	31,191	—	—
Common stocks	19,829	19,829	—	—

	51,020	51,020	—	—

	$1,889,739	$51,020	$1,779,518	$59,201

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

	Estimated fair value as of December 31, 2008	Level 1	Level 2	Level 3
	(in thousands)
Debt securities
U.S. Treasury bonds	$43,006	$—	$43,006	$—
Municipal bonds	79,298	—	79,298	—
Foreign bonds	100,593	—	100,593	—
Governmental agency bonds	131,470	—	131,470	—
Governmental agency mortgage-backed and asset-backed securities	1,143,313	—	1,143,313	—
Non-agency mortgage-backed and asset-backed securities	83,534	—	83,534	—
Corporate debt securities	106,056	—	106,056	—

	1,687,270	—	1,687,270	—

Equity securities
Preferred stocks	34,536	34,536	—	—
Common stocks	42,847	42,847	—	—

	77,383	77,383	—	—

	$1,764,653	$77,383	$1,687,270	$—

We review the fair value measurement classification of our available-for-sale investments quarterly. During the quarter ended December 31, 2009, we determined that the fair values of our non-agency mortgage-backed and asset-backed securities were estimated using certain significant unobservable inputs, which resulted in a Level 3 classification. Our policy is to report transfers into Level 3 as of the end of the period.

NOTE 4. Loans Receivable:

Loans receivable are summarized as follows:

	December 31
	2009	2008
	(in thousands)
Real estate—mortgage	$164,055	$153,853
Other	773	69

	164,828	153,922
Allowance for loan losses	(2,071)	(1,600)
Participations sold	(1,031)	(799)
Deferred loan fees, net	171	169

	$161,897	$151,692

Real estate loans are collateralized by properties located primarily in Southern California. The average yield on the loan portfolio was 6.78% and 7.08% for the years ended December 31, 2009 and 2008, respectively. Average yields are affected by prepayment penalties recorded as income, prepayment speeds, loan fees amortized to income and the market interest rates.

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The allowance for loan losses is maintained at a level that is considered appropriate by us to provide for known risks in the portfolio.

The aggregate annual maturities for loans receivable are as follows:

Year	(in thousands)
2010	$43
2011	3,111
2012	3,221
2013	2,260
2014	2,808
2015 and thereafter	153,385

$164,828

NOTE 5. Property and Equipment:

Property and equipment consists of the following:

	December 31
	2009	2008
	(in thousands)
Land	$36,581	$38,766
Buildings	259,048	263,873
Furniture and equipment	259,693	278,145
Capitalized software	270,593	245,637

	825,915	826,421
Accumulated depreciation and amortization	(467,344)	(429,171)

	$358,571	$397,250

NOTE 6. Goodwill:

A reconciliation of the changes in the carrying amount of goodwill by operating segment, for the years ended December 31, 2009 and 2008, is as follows:

	Title Insurance	Specialty Insurance	Total
Balance as of January 1, 2008	$785,782	$41,526	$827,308
Acquired during the year	9,877	4,531	14,408
Dispositions	(6,025)	—	(6,025)
Impairment	—	—	—
Other/ post acquisition adjustments	(29,490)	—	(29,490)

Balance as of December 31, 2008	760,144	46,057	806,201
Dispositions	(6,317)	—	(6,317)
Other/ post acquisition adjustments	1,102	—	1,102

Balance as of December 31, 2009	$754,929	$46,057	$800,986

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The activity in the above reconciliation for other/ post acquisition adjustments primarily relates to the effect of foreign currency exchange adjustments.

Our four reporting units for purposes of testing impairment are title insurance, home warranty, property and casualty insurance and trust and other services.

Our policy is to perform an annual goodwill impairment test for each reporting unit in the fourth quarter. Although recent market conditions and economic events have had an overall negative impact on our operations and related financial results, impairment analyses were not performed at any other time in the year as no triggering events requiring such an analysis occurred.

Our 2009, 2008 and 2007 evaluations did not indicate impairment in any of our reporting units. There is no accumulated impairment for goodwill as we have never recognized any impairment for our reporting units. Due to significant volatility in the current markets, our operations may be negatively impacted in the future to the extent that exposure to impairment losses may be increased.

As of the date of our 2009 annual impairment review, the title insurance reporting unit included $756.9 million of goodwill. The fair value of this reporting unit under the income and market value approaches exceeded the carrying value of the reporting unit’s book value by approximately 13.7% and 13.4%, respectively. The property and casualty insurance reporting unit included $33.5 million of goodwill as of our 2009 annual impairment review. The fair value of this reporting unit under the income and market value approaches exceeded the carrying value of the reporting unit’s book value by approximately 35.5% and 7.2%, respectively. Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and operating margins, discount rates and future market conditions, determination of market multiples, among others. It is reasonably possible that changes in the judgments, assumptions and estimates we made in assessing the fair value of our goodwill could cause these or other reporting units to become impaired. There were no other reporting units that we deemed to have a reasonable risk of material impairment charge at this time.

NOTE 7. Other Intangible Assets:

Other intangible assets consist of the following:

	December 31
	2009	2008
	(in thousands)
Finite-lived intangible assets:
Customer lists	$67,598	$66,026
Covenants not to compete	42,076	38,306
Trademarks	10,275	13,126

	119,949	117,458
Accumulated amortization	(60,752)	(48,705)

	59,197	68,753
Indefinite-lived intangible assets:
Licenses	19,695	18,938

	$78,892	$87,691

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Amortization expense for finite-lived intangible assets was $14.1 million, $16.0 million and $15.9 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Estimated amortization expense for finite-lived intangible assets anticipated for the next five years is as follows:

Year	(in thousands)
2010	$13,654
2011	$12,002
2012	$9,815
2013	$8,833
2014	$4,782

NOTE 8. Demand Deposits:

Escrow, passbook and investment certificate accounts are summarized as follows:

	December 31
	2009	2008
	(in thousands, except percentages)
Escrow accounts:
Interest bearing	$670,308	$732,648
Non-interest bearing	222,621	311,880

	892,929	1,044,528

Passbook accounts	215,031	217,356

Certificate accounts:
Less than one year	27,829	22,479
One to five years	17,785	13,858

	45,614	36,337

	$1,153,574	$1,298,221

Annualized interest rates:
Escrow accounts	0.61%	1.37%

Passbook accounts	0.33%	1.13%

Certificate accounts	3.23%	4.36%

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

NOTE 9. Reserve for Known and Incurred But Not Reported Claims:

Activity in the reserve for known and incurred but not reported claims is summarized as follows:

	December 31
	2009	2008	2007
	(in thousands)
Balance at beginning of year	$1,326,282	$1,332,337	$909,713
Provision related to:
Current year	354,149	432,033	509,476
Prior years	(7,435)	77,530	366,379

	346,714	509,563	875,855

Payments, net of recoveries, related to:
Current year	137,300	180,806	141,448
Prior years	314,887	301,346	326,211

	452,187	482,152	467,659

Other	6,948	(33,466)	14,428

Balance at end of year	$1,227,757	$1,326,282	$1,332,337

“Other” primarily represents reclassifications to the reserve for assets acquired in connection with claim settlements and purchase accounting adjustments related to our acquisitions and foreign currency gains/losses. Claims activity associated with reinsurance is not material and, therefore, not presented separately. Current year payments include $125.2 million, $148.1 million and $142.5 million in 2009, 2008 and 2007, respectively, that primarily relate to our specialty insurance segment. Prior year payments include $20.4 million, $23.3 million and $24.0 million in 2009, 2008 and 2007, respectively, that relate to our specialty insurance segment.

The provision for title insurance losses, expressed as a percentage of title insurance premiums, escrow and other related fees, was 5.8% in 2009, 8.8% in 2008 and 13.0% in 2007. The current year rate reflects an expected ultimate loss rate of 6.0% for policy year 2009, with a minor downward adjustment to the reserve for certain prior policy years. The prior year rate of 8.8% included a $78.0 million reserve strengthening adjustment. The adjustment reflected changes in estimates for ultimate losses expected, primarily from policy years 2006 and 2007. The changes in estimates resulted primarily from higher than expected claims emergence, in both frequency and aggregate amounts, experienced during 2008, for those policy years. There were many factors that impacted the claims emergence, including but not limited to: decreases in real estate prices during 2008; increases in defaults and foreclosures during 2008; and higher than expected claims emergence from lenders policies. The rate of 13.0% for 2007 included $365.9 million in reserve strengthening adjustments, which reflected changes in estimates for ultimate losses expected, primarily from policy years 2004 through 2006. The changes in estimates resulted primarily from higher than expected claims emergence, in both frequency and aggregate amounts, experienced during 2007. There were many factors that impacted the claims emergence, including but not limited to decreases in real estate prices during 2007 and increases in defaults and foreclosures during 2007. In addition, the reserve strengthening adjustments reflected a large single fraud loss resulting from a settlement during 2007 of a claim under a closing protection letter issued during 2005. The claim involved multiple properties and the settlement amount exceeded what had been included in reserves for that type of claim, such reserves having been established based on our actuarial analysis. Since the loss was determined to be an isolated event with no future trend component, the adjustment to reserves associated with the closing protection letter only impacted 2007. The reserve strengthening adjustments made during 2007 also reflected an

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

increase in claims emergence from a large title agent related to the geographic expansion of the agent’s business combined with changes in economic conditions. In addition, the adjustments reflected higher-than-expected claims from a recently-acquired underwriter, due to changes in the business strategy with respect to the underwriter post-acquisition combined with unfavorable external economic events. We continuously monitor the impact, if any, of these types of events on our reserve balances and adjust the reserves when facts and circumstances indicate a change is warranted.

The current economic environment appears to have more potential for volatility than usual over the short term, particularly in regard to real estate prices and mortgage defaults, which directly affect title claims. Relevant contributing factors include general economic instability and government actions that may mitigate or exacerbate recent trends. Other factors, including factors not yet identified, may also influence claims development. At this point, economic and market conditions appear to be improving, yet significant uncertainty remains. This environment results in increased potential for actual claims experience to vary significantly from projections, in either direction, which would directly affect the claims provision. If actual claims vary significantly from expected, reserves may need to be adjusted to reflect updated estimates of future claims.

The volume and timing of title insurance claims are subject to cyclical influences from real estate and mortgage markets. Title policies issued to lenders are a large portion of our title insurance volume. These policies insure lenders against losses on mortgage loans due to title defects in the collateral property. Even if an underlying title defect exists that could result in a claim, often the lender must realize an actual loss, or at least be likely to realize an actual loss, for title insurance liability to exist. As a result, title insurance claims exposure is sensitive to lenders’ losses on mortgage loans, and is affected in turn by external factors that affect mortgage loan losses.

A general decline in real estate prices can expose lenders to greater risk of losses on mortgage loans, as loan-to-value ratios increase and defaults and foreclosures increase. The current environment may continue to have increased potential for claims on lenders’ title policies, particularly if defaults and foreclosures are at elevated levels. Title insurance claims exposure for a given policy year is also affected by the quality of mortgage loan underwriting during the corresponding origination year. We believe that sensitivity of claims to external conditions in real estate and mortgage markets is an inherent feature of title insurance’s business economics that applies broadly to the title insurance industry. Lenders have been experiencing higher losses on mortgage loans from prior years, including loans that were originated during the past several years. These losses have led to higher title insurance claims on lenders policies, and also have accelerated the reporting of claims that would have been realized later under more normal conditions.

Loss ratios (projected to ultimate value) for policy years 1991-2004 are all below 6.0% and average 4.8%. By contrast, loss ratios for policy years 2005-2007 range from 7.6% to 7.9%. The major causes of the higher loss ratios for those three policy years are believed to be confined mostly to that period. These causes included: rapidly increasing residential real estate prices which led to an increase in the incidences of fraud, lower mortgage loan underwriting standards and a higher concentration than usual of subprime mortgage loan originations.

The projected ultimate loss ratios for policy years 2009 and 2008 are 6.0% and 6.5%, respectively, which are lower than the ratios for 2005 through 2007. These projections are based in part on an assumption that more favorable underwriting conditions existed in 2008 and 2009 than in 2005-2007, including tighter loan underwriting standards and lower housing prices. Current claims data from both policy years 2008 and 2009, while still at an early stage of development, supports this assumption.

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

A summary of our loss reserves, broken down into its components of known title claims, incurred but not reported claims and non-title claims, follows:

(in thousands except percentages)	December 31, 2009		December 31, 2008
Known title claims	$206,439	16.8%	$241,302	18.2%
IBNR	978,854	79.7%	1,035,779	78.1%

Total title claims	1,185,293	96.5%	1,277,081	96.3%
Non-title claims	42,464	3.5%	49,201	3.7%

Total loss reserves	$1,227,757	100.0%	$1,326,282	100.0%

NOTE 10. Notes and Contracts Payable and Allocated Portion of First American Debt:

	December 31
	2009	2008
	(in thousands)
Trust deed notes with maturities through 2032, collateralized by land and buildings with a net book value of $40,520 and $40,793 at December 31, 2009 and 2008, respectively, weighted-average interest rate of 5.24% and 5.21%, at December 31, 2009 and 2008, respectively	$50,403	$52,081
Other notes and contracts payable with maturities through 2017, weighted-average interest rate of 5.59% and 6.70% at December 31, 2009 and 2008, respectively	68,910	101,888

	$119,313	$153,969

The weighted-average interest rate for our notes and contracts payable was 5.4% and 6.2% at December 31, 2009 and 2008, respectively.

We were allocated $140.0 million from First American’s line of credit at December 31, 2009 and 2008 as this amount directly relates to our operations. First American drew on its line of credit and transferred the cash to our subsidiary in 2008 to fund our subsidiary’s statutory capital and surplus.

	December 31
	2009	2008
	(in thousands)
Line of credit borrowings due July 2012, weighted average interest rate of 1.31% and 4.45% at December 31, 2009 and 2008, respectively	$140,000	$140,000

	$140,000	$140,000

In November 2005, First American amended its $500.0 million credit agreement that was originally entered into in August 2004. The November 2005 amendment extended the expiration date to November 2010 and permitted First American to increase the credit amount to $750.0 million under certain circumstances. In July 2007, the credit agreement was further amended to extend the expiration date to July 2012. In November 2009, the credit agreement was again amended to allow for First American to acquire the remaining noncontrolling interest in one of its subsidiaries. Under the credit agreement First American is required to maintain certain minimum levels of capital and earnings and meet predetermined debt-to-capitalization ratios. At December 31,

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

2009, First American was in compliance with the debt covenants under the amended and restated credit agreement.

The aggregate annual maturities for notes and contracts payable and allocated portion of First American debt in each of the five years after December 31, 2009, are as follows:

Year	Notes and contracts payable and Allocated Portion of First American Debt (1)
(in thousands)
2010	$40,520
2011	19,279
2012	147,784
2013	4,914
2014	11,642
Thereafter	35,174

$259,313

(1)	We are contractually obligated to repay the $140.0 million allocated portion of First American debt July 2012, however we anticipate the debt will be repaid in 2010, in connection with the separation.

NOTE 11. Investment and Other Income:

The components of investment and other income are as follows:

	Year ended December 31,
	2009	2008	2007
	(in thousands)
Interest:
Cash equivalents and deposits with savings and loan associations and banks	$14,252	$42,568	$92,905
Debt securities	48,015	57,213	67,976
Other long-term investments	12,879	30,913	55,739
Loans receivable	10,711	9,055	8,556
Dividends on marketable equity securities	5,041	5,403	6,926
Equity in earnings (losses) of affiliates	10,877	(2,642)	9,162
Trust and banking activities	12,834	23,032	13,870
Other	18,830	8,206	14,354

	$133,439	$173,748	$269,488

NOTE 12. Income Taxes:

For the years ended December 31, 2009, 2008 and 2007, domestic and foreign pretax income (loss) from continuing operations was $195.2 million and $9.1 million, $(132.4) million and $16.5 million and $(255.6) million and $46.8 million, respectively.

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Income taxes are summarized as follows:

	Year ended December 31,
	2009	2008	2007
	(in thousands)
Current:
Federal	$(25,430)	$(28,713)	$(6,675)
State	3,727	6,881	1,569
Foreign	12,450	11,475	20,468

	(9,253)	(10,357)	15,362

Deferred:
Federal	82,488	(25,228)	(103,863)
State	(4,668)	(1,008)	3,071
Foreign	1,501	(6,840)	(957)

	79,321	(33,076)	(101,749)

	$70,068	$(43,433)	$(86,387)

Income taxes differ from the amounts computed by applying the federal income tax rate of 35.0%. A reconciliation of this difference is as follows:

	Year ended December 31,
	2009	2008	2007
	(in thousands)
Taxes calculated at federal rate	$67,360	$(44,321)	$(78,992)
State taxes, net of federal benefit	(612)	3,735	1,419
Tax effect of noncontrolling interests	681	1,096	2,443
Dividends received deduction	(1,381)	(526)	(1,288)
Change in liability for income taxes associated with uncertain tax positions	(8,776)	(1,710)	(2,731)
Exclusion of certain meals and entertainment expenses	2,675	3,745	5,139
Foreign taxes in excess of (less than) federal rate	10,365	(1,535)	112
Other items, net	(244)	(3,917)	(12,489)

	$70,068	$(43,433)	$(86,387)

Our effective income tax rate (income tax expense as a percentage of income before income taxes), was 34.3% for 2009, 37.5% for 2008 and 41.4% for 2007. The absolute differences in the effective tax rates for 2009 and 2008 were primarily due to changes in the ratio of permanent differences to income before income taxes and noncontrolling interests, reserve adjustments recorded in 2009 and 2008, for which corresponding tax benefits were recognized, as well as changes in state and foreign income taxes resulting from fluctuations in our noninsurance and foreign subsidiaries’ contribution to pretax profits. In addition, certain interest and penalties relating to uncertain tax positions were released during the year based on changes in facts and circumstances associated with the related tax uncertainty. The changes in the liability for income taxes associated with uncertain tax positions in 2009, 2008 and 2007 relate primarily to statutes of limitation closures.

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The primary components of temporary differences that give rise to our net deferred tax assets are as follows:

	December 31
	2009	2008
	(in thousands)
Deferred tax assets:
Deferred revenue	$5,758	$6,140
Employee benefits	60,224	64,874
Bad debt reserves	13,447	15,506
Claims and related salvage	—	47,458
Investment in affiliates	8,526	—
Loss reserves	29,039	45,773
Pension	97,694	90,693
Loss on investments	—	33,955
Capital loss carryforward	31,402	40,202
Net operating loss carryforward	19,236	19,339
Other	26,864	17,135

	292,190	381,075

Deferred tax liabilities:
Depreciable and amortizable assets	138,863	131,656
Investment in affiliates	—	16,493
Claims and related salvage	18,549	—
Other	5,915	12,781

	163,327	160,930

Net deferred tax asset before valuation allowance	128,863	220,145

Valuation allowance	(27,045)	(19,922)

Net deferred tax asset	$101,818	$200,223

The exercise of stock options represents a tax benefit and has been reflected as a reduction of taxes payable and an increase to invested equity. The benefits or expenses recorded were $0.0 million benefit, $0.4 million expense and $5.3 million benefit for the years ended December 31, 2009, 2008 and 2007, respectively.

At December 31, 2009, we had available federal, state and foreign net operating loss carryforwards totaling, in aggregate, approximately $60.4 million for income tax purposes, of which $32.7 million has an indefinite expiration. The remaining $27.7 million expire at various times beginning in 2010. Available foreign tax credit carryforwards of $12.7 million at December 31, 2009 expire at various times beginning in 2014.

We have a capital loss carryforward of $81.9 million that expires in 2013. In addition, we have impairment and unrealized capital losses of $85.1 million which includes $35.6 million of unrealized losses related to debt securities that we have the ability and intent to hold to recovery. We continue to monitor the realizability of these losses and believe it is more likely than not that the tax benefits associated with these losses will be realized. In making that determination we have identified certain prudent and feasible tax planning strategies that we will implement unless the need to do so is eliminated in the future. However, this determination is a judgment and could be impacted by further market fluctuations.

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The valuation allowance relates to deferred tax assets for federal and state net operating loss carryforwards relating to acquisitions, our foreign operations, and foreign tax credits. Utilization of the pre-acquisition net operating losses is subject to limitations by the Internal Revenue Code and State jurisdictions. We evaluate the realizability of our deferred tax assets by assessing the valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve the forecasted taxable income in the applicable taxing jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in our effective tax rate on future earnings. The increase in the valuation allowance primarily results from current year losses from foreign subsidiaries and unutilized foreign tax credits.

As of December 31, 2009, United States taxes were not provided for on the earnings of our foreign subsidiaries of $110.8 million, as we have invested or expect to invest the undistributed earnings indefinitely. If in the future these earnings are repatriated to the United States, or if we determine that the earnings will be remitted in the foreseeable future, additional tax provisions may be required. It is not practical to calculate the deferred taxes associated with these earnings; however foreign tax credits may be available to reduce federal income taxes in the event of distribution.

As of December 31, 2009, the liability for income taxes associated with uncertain tax positions was $10.4 million. This liability can be reduced by $1.5 million of offsetting tax benefits associated with the correlative effects of potential adjustments including state income taxes and timing adjustments. The net amount of $8.9 million, if recognized, would favorably affect our effective tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2009, 2008 and 2007 is as follows:

	December 31
	2009	2008	2007
	(in thousands)
Unrecognized tax benefits—opening balance	$18,900	$22,800	$70,900
Gross decreases—tax positions in prior period	(1,700)	(900)	(45,600)
Gross increases—current period tax positions	—	600	1,900
Expiration of the statute of limitations for the assessment of taxes	(6,800)	(3,600)	(4,400)

Unrecognized tax benefits—ending balance	$10,400	$18,900	$22,800

Our continuing practice is to recognize interest and penalties, if any, related to uncertain tax positions in tax expense. As of December 31, 2009 and 2008, we had accrued $2.0 million and $3.4 million, respectively, of interest and penalties (net of tax benefits of $0.7 million and $1.2 million, respectively,) related to uncertain tax positions.

We or one of our subsidiaries files income tax returns in the U.S. federal jurisdiction, various state jurisdictions, and various non-U.S. jurisdictions. The primary non-federal jurisdictions are California, Florida, New York, Texas, the United Kingdom and Canada. We are no longer subject to U.S. federal, state, and non-U.S. income tax examinations by taxing authorities for years prior to 2005.

It is reasonably possible that the amount of the unrecognized benefit with respect to certain of our unrecognized tax positions may significantly increase or decrease within the next 12 months. These changes may

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

be the result of items such as ongoing audits or the expiration of federal and state statute of limitations for the assessment of taxes. We estimate that decreases in unrecognized tax benefits within the next 12 months will total approximately $4.1 million.

We record a liability for potential tax assessments based on our estimate of the potential exposure. New tax laws and new interpretations of laws and rulings by tax authorities may affect the liability for potential tax assessments. Due to the subjectivity and complex nature of the underlying issues, actual payments or assessments may differ from estimates. To the extent our estimates differ from actual payments or assessments, income tax expense is adjusted. Our income tax returns in several jurisdictions are being examined by various tax authorities. We believe that adequate amounts of tax and related interest, if any, have been provided for any adjustments that may result from these examinations.

NOTE 13. Employee Benefit Plans:

First American has benefit plans covering substantially all employees, including a 401(k) savings plan (the “Savings Plan”), an employee stock purchase plan, a defined benefit pension plan and a deferred compensation plan. We participate in First American’s employee benefit plans and record net periodic pension cost and the related pension liability associated with our employees. We participate in First American’s Savings Plan and employee stock purchase plan and record the expense associated with our employees.

The Savings Plan allows for employee-elective contributions up to the maximum deductible amount as determined by the Internal Revenue Code. First American makes discretionary contributions to the Savings Plan based on profitability, as well as contributions of the participants. Our expense related to the Savings Plan amounted to $15.5 million, $0.0 million and $25.9 million for the years ended December 31, 2009, 2008 and 2007, respectively. This expense represents the discretionary contribution made by First American to our employees’ accounts. There was no contribution or expense for the year ended December 31, 2008 related to the Savings Plan as a result of the determination that First American did not meet the requirement for a profit driven 401(k) match. The Savings Plan allows the participants to purchase First American’s common stock as one of the investment options, subject to certain limitations. The Savings Plan held 6,790,000 and 7,312,000 shares of First American’s common stock, representing 6.6% and 7.9% of the total shares outstanding at December 31, 2009 and 2008, respectively.

First American has an employee stock purchase plan that allows eligible employees to purchase common stock of First American at 85.0% of the closing price on the last day of each month. There were 208,000, 251,000 and 235,000 shares issued in connection with the plan for the years ended December 31, 2009, 2008 and 2007, respectively. At December 31, 2009, there were 1,046,000 shares reserved for future issuances.

First American’s defined benefit pension plan is a noncontributory, qualified, defined benefit plan with benefits based on the employee’s compensation and years of service. The defined benefit pension plan was closed to new entrants effective December 31, 2001 and amended to “freeze” all benefit accruals as of April 30, 2008. First American’s policy is to fund all accrued pension costs. Contributions are intended to provide not only for benefits attributable to past service, but also for those benefits expected to be earned in the future. First American also has nonqualified, unfunded supplemental benefit plans covering certain key management personnel. The expenses associated with these plans that relate to our employees have been allocated to us.

First American amended and restated the Executive and Management Supplemental Benefit Plans on November 1, 2007. The period over which compensation that is used to determine the benefit level was changed

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

from the average of the three highest years out of the ten years preceding retirement to the average of the last five calendar years preceding retirement. The maximum benefit under the executive plan is now 30% and remains at 15% under the management plan. Under both plans, the maximum benefits are now attained at age 62. The expenses associated with these plans that relate to our employees have been allocated to us.

First American has a deferred compensation plan that allows participants to defer up to 100% of their salary, commissions and bonus. Participants allocate their deferrals among a variety of investment crediting options (known as “deemed investments”). Deemed investments mean that the participant has no ownership interest in the funds they select; the funds are only used to measure the gains or losses that will be attributed to their deferral account over time. Participants can elect to have their deferral balance paid out in a future year while they are still employed or after their employment ends. The deferred compensation plan is exempt from most provisions of ERISA because it is only available to a select group of management and highly compensated employees and is not a qualified employee benefit plan. To preserve the tax-deferred savings advantages of a nonqualified deferred compensation plan, federal law requires that it be an unfunded or informally funded future promise to pay. The participants’ deferrals and any earnings on those deferrals are general unsecured obligations of First American. First American is informally funding the deferred compensation plan through a tax-advantaged investment known as variable universal life insurance. Deferred compensation plan assets are held as a First American asset within a special trust, called a “Rabbi Trust.” The value of the assets in the Rabbi Trust that relate to our employees and have been allocated to us at December 31, 2009 and 2008 is $61.2 million and $55.0 million, respectively, and is included in other assets in the combined balance sheets. The unfunded liability for the deferred compensation plan that relates to our employees and has been allocated to us at December 31, 2009 and 2008 is $60.3 million and $55.0 million, respectively, and is included in pension costs and other retirement plans in the combined balance sheets.

Certain of our subsidiaries have separate savings plans and our international subsidiaries have other employee benefit plans that are included in the Other plans, net line item shown below.

The following table provides the principal components of benefit plan expenses associated with our employees directly attributable to our business for the three years ended December 31, 2009, 2008 and 2007:

	Year ended December 31,
	2009	2008	2007
	(in thousands)
Expense:
Savings plan	$15,468	$—	$25,855
Defined benefit pension plans	8,643	(395)	5,912
Unfunded supplemental benefit plans	23,322	21,780	25,971
Other plans, net	1,849	1,071	3,017

	$49,282	$22,456	$60,755

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the balance sheet impact, including benefit obligations, assets and funded status associated with our employees who participate in the defined benefit pension plans and supplemental benefit plans as of December 31, 2009 and 2008:

	December 31
	2009		2008
	Defined benefit pension plans	Unfunded supplemental benefit plans	Defined benefit pension plans	Unfunded supplemental benefit plans
	(in thousands)
Change in projected benefit obligation:
Benefit obligation at beginning of year	$266,852	$196,998	$264,910	$192,165
Service costs	—	4,417	254	4,448
Interest costs	16,453	12,470	16,171	12,178
Actuarial losses (gains)	18,641	6,090	1,481	(3,531)
Benefits paid	(12,949)	(9,579)	(15,964)	(8,262)

Projected benefit obligation at end of year	288,997	210,396	266,852	196,998

Change in plan assets:
Plan assets at fair value at beginning of year	170,932	—	240,255	—
Actual return on plan assets	34,742	—	(68,372)	—
Contributions for FinCo employees	10,380	9,579	15,013	8,262
Benefits paid	(12,949)	(9,579)	(15,964)	(8,262)

Plan assets at fair value at end of year	203,105	—	170,932	—

Reconciliation of funded status:
Unfunded status of the plans	$(85,892)	$(210,396)	$(95,920)	$(196,998)

Amounts recognized in the combined balance sheet consist of:
Accrued benefit liability	$(85,892)	$(210,396)	$(95,920)	$(196,998)

Amounts recognized in accumulated other comprehensive income:
Unrecognized net actuarial loss	$165,775	$87,781	$174,000	$94,417
Unrecognized prior service cost (credit)	118	(10,567)	139	(11,143)

	$165,893	$77,214	$174,139	$83,274

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Net periodic pension cost for the three years ended December 31, 2009, for our employees in defined benefit pension and supplemental benefit plans includes the following components:

	Year ended December 31,
	2009	2008	2007
	(in thousands)
Expense:
Service costs	$4,476	$4,762	$8,190
Interest costs	28,923	28,349	28,125
Expected return on plan assets	(16,969)	(21,870)	(19,702)
Amortization of net loss	16,586	11,145	15,248
Amortization of prior service (credit) cost	(1,051)	(1,001)	21
Curtailment loss	—	—	1

	$31,965	$21,385	$31,883

Our estimated net loss and prior service credit for pension benefits that will be amortized from accumulated other comprehensive income (loss) into net periodic pension cost over the next fiscal year are expected to be $20.1 million and $1.1 million, respectively.

Weighted-average actuarial assumptions used to determine costs for the plans were as follows:

	December 31
	2009	2008
Defined benefit pension plan
Discount rate	6.30%	6.30%
Rate of return on plan assets	8.00%	9.00%
Unfunded supplemental benefit plans
Discount rate	6.30%	6.30%

Weighted-average actuarial assumptions used to determine benefit obligations for the plans were as follows:

	December 31
	2009	2008
Defined benefit pension plan
Discount rate	5.81%	6.30%
Unfunded supplemental benefit plans
Discount rate	5.81%	6.30%
Salary increase rate	5.00%	5.00%

The discount-rate assumption used for pension plan accounting reflects the yield available on high-quality, fixed-income debt securities that match the expected timing of the benefit obligation payments.

Assumptions for the expected long-term rate of return on plan assets are based on future expectations for returns for each asset class based on the calculated market-related value of plan assets and the effect of periodic target asset allocation rebalancing, adjusted for the payment of reasonable expenses of the plan from plan assets. The expected long-term rate of return on assets was selected from within a reasonable range of rates determined by (1) historical real and expected returns for the asset classes covered by the investment policy and (2)

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

projections of inflation over the long-term period during which benefits are payable to plan participants. We believe the assumptions are appropriate based on the investment mix and long-term nature of the plan’s investments. The use of expected long-term returns on plan assets may result in recognized pension income that is greater or less than the actual returns of those plan assets in any given year. Over time, however, the expected long-term returns are designed to approximate the actual long-term returns, and therefore result in a pattern of income and cost recognition that more closely matches the pattern of the services provided by the employees.

The following table provides the funded status of First American’s defined benefit pension plans and supplemental benefit plans obligations as of December 31, 2009 and 2008 related to our employees:

	December 31
	2009		2008
	Defined benefit pension plans	Unfunded supplemental benefit plans	Defined benefit pension plans	Unfunded supplemental benefit plans
	(in thousands)
Projected benefit obligation	$288,997	$210,396	$266,852	$196,998
Accumulated benefit obligation	$288,997	$184,784	$266,852	$170,588
Plan assets at fair value at end of year	$203,105	$—	$170,932	$—

First American has a pension investment policy designed to meet or exceed the expected rate of return on plan assets assumption. The investment objective is balanced growth which requires investments for income and capital appreciation, with a slight bias toward capital appreciation. To achieve this, the pension plan assets are managed by investment managers that invest plan assets in equity and fixed income debt securities and cash. Sufficient liquidity is also maintained to provide cash flow for ongoing needs

Cash investments may be made in short-term securities, such as commercial paper or variable rate notes, or in money market funds. The short-term securities are investment grade with a maturity of less than 13 months. Fixed income investments must be government or government agency obligations, corporate debt or preferred stock, or fixed income mutual funds. The corporate debt securities are investment grade. Common stock investments may be either individual issues or stock mutual funds. First American’s pension investment policy prohibits the use of the following financial instruments: options, short sales, commodities, derivatives, letter stock, private or direct placements and margin purchases. At December 31, 2009 and 2008, First American’s pension plan assets also include $5.7 million and $5.1 million, respectively, of investment contracts with insurance companies as part of an acquired plan.

A summary of the asset allocation as of December 31, 2009 and 2008 and the target mix are as follows:

	Target allocation	Percentage of plan assets at December 31
	2010	2009	2008
Asset category
Domestic and international equities	65.0%	66.0%	57.1%
Fixed income	33.0%	31.7%	42.4%
Cash	2.0%	2.3%	0.5%

From time to time, market conditions may cause the portfolio’s investment in various asset classes to deviate from the target asset allocation. To remain consistent with these target asset allocations, the investment manager reviews the portfolio quarterly and rebalances the portfolio if necessary.

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

We expect to make cash contributions to the First American pension plans of approximately $28.4 million during 2010.

The following benefit payments for all plans, which reflect expected future service, as appropriate, are expected to be paid as follows for our employees:

Year	(in thousands)
2010	$23,109
2011	$23,898
2012	$25,192
2013	$26,516
2014	$27,515
2015-2019	$154,408

First American determines the fair value of its defined benefit pension plans assets with a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security in First American’s defined benefit pension plan assets is based on First American management’s assessment of the transparency and reliability of the inputs used in the valuation of such instrument at the measurement date. See Note 1 Description of FinCo to the combined financial statements for a more in-depth discussion on the fair value hierarchy and a description for each level.

The following table presents First American’s defined benefit pension plan assets measured at fair value on a recurring basis as of December 31, 2009 and 2008, classified using the fair value hierarchy:

	Estimated fair value as of December 31, 2009	Level 1	Level 2
	(in thousands)
Cash and cash equivalents	$4,481	$4,481	$—

Debt securities:
Municipal bonds	7,267	—	7,267
Foreign bonds	3,196	—	3,196
Governmental agency mortgage-backed securities	26,202	—	26,202
Corporate debt securities	21,215	—	21,215

	57,880	—	57,880

Equity securities:
Preferred stocks	3,233	3,233	—
Domestic common stocks	106,480	106,480	—
International common stocks	25,296	25,296	—

	135,009	135,009	—
Investment contracts with insurance companies	5,735	—	5,735

	$203,105	$139,490	$63,615

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

	Estimated fair value as of December 31, 2008	Level 1	Level 2
	(in thousands)
Cash and cash equivalents	$907	$907	$—

Debt securities:
Municipal bonds	9,305	—	9,305
Governmental agency mortgage-backed securities	25,748	—	25,748
Corporate debt securities	33,559	—	33,559

	68,612	—	68,612

Equity securities:
Preferred stocks	128	128	—
Domestic common stocks	77,297	77,297	—
International common stocks	18,840	18,840	—

	96,265	96,265	—

Investment contracts with insurance companies	5,148	—	5,148

	$170,932	$97,172	$73,760

First American’s defined benefit pension plans had no securities at December 31, 2009 and 2008 that were classified at Level 3 of the fair value hierarchy.

NOTE 14. Fair Value of Financial Instruments:

Guidance requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practical to estimate that value. In the measurement of the fair value of certain financial instruments, other valuation techniques were utilized if quoted market prices were not available. These derived fair value estimates are significantly affected by the assumptions used. Additionally, the guidance excludes certain financial instruments including those related to insurance contracts.

In estimating the fair value of the financial instruments presented, we used the following methods and assumptions:

Cash and cash equivalents

The carrying amount for cash and cash equivalents is a reasonable estimate of fair value due to the short-term maturity of these investments.

Accounts receivable

The carrying amount for accounts receivable is a reasonable estimate of fair value due to the short-term maturity of these assets.

Related party receivable, net

The carrying amount for related party receivable, net is a reasonable estimate of fair value due to the short-term maturity of these assets.

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Investments

The carrying amount of deposits with savings and loan associations and banks is a reasonable estimate of fair value due to their short-term nature.

The methodology for determining the fair value of debt and equity securities is discussed in Note 1 Description of FinCo to the combined financial statements.

As other long-term investments are not publicly -traded, reasonable estimate of the fair values could not be made without incurring excessive costs. The cost basis is used as a proxy for fair value.

The fair value of the related party notes receivable is estimated based on the discounted value of the future cash flows using the current rates being offered for loans with similar terms to third party borrowers of similar credit quality.

Loans receivable

The fair value of loans receivable is estimated based on the discounted value of the future cash flows using the current rates being offered for loans with similar terms to borrowers of similar credit quality.

Demand deposits

The carrying value of escrow and passbook accounts approximates fair value due to the short-term nature of this liability. The fair value of investment certificate accounts was estimated based on the discounted value of future cash flows using a discount rate approximating current market rates for similar liabilities.

Accounts payable and accrued liabilities

The carrying amount for accounts payable and accrued liabilities is a reasonable estimate of fair value due to the short-term maturity of these liabilities.

Notes and contracts payable and allocated portion of First American debt

The fair value of notes and contracts payable and the allocated portion of First American debt was estimated based on the current rates offered to us for debt of the same remaining maturities.

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The carrying amounts and fair values of our financial instruments as of December 31, 2009 and 2008 are presented in the following table.

	December 31
	2009		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Financial Assets:
Cash and cash equivalents	$583,028	$583,028	$723,651	$723,651
Accounts receivable	$239,166	$239,166	$251,017	$251,017
Related party receivable, net	$—	$—	$41,385	$41,385
Loans receivable, net	$161,897	$165,130	$151,692	$167,532
Investments:
Deposits with savings and loan associations and banks	$123,774	$123,774	$182,017	$182,017
Debt securities	$1,838,719	$1,838,719	$1,687,270	$1,687,270
Equity securities	$51,020	$51,020	$77,383	$77,383
Other long-term investments	$275,275	$275,275	$240,266	$240,266
Related party notes receivable	$187,825	$187,094	$192,931	$184,566
Financial Liabilities:
Demand deposits	$1,153,574	$1,154,210	$1,298,221	$1,298,602
Accounts payable and accrued liabilities	$712,030	$712,030	$679,947	$679,947
Notes and contracts payable	$119,313	$119,804	$153,969	$154,364
Allocated portion of First American debt	$140,000	$124,206	$140,000	$122,708

NOTE 15. Share-Based Compensation Plans:

We participate in First American’s share-based compensation plans and record compensation expense based on equity awards granted to our employees.

On April 24, 1996, First American implemented The First American Corporation 1996 Stock Option Plan (the “Stock Option Plan”). Under the Stock Option Plan, options were granted to certain employees to purchase First American’s common stock. The maximum number of shares under the Stock Option Plan subject to options was 14,625,000. Outstanding options become exercisable in one to five years from the date of the grant, and expire ten years from the grant date. On April 24, 1997, First American implemented The First American Corporation 1997 Directors’ Stock Plan (the “Directors’ Plan”). The Directors’ Plan is similar to the employees’ Stock Option Plan, except that the maximum number of shares that may be subject to options was 1,800,000 and the maximum number of shares that may be purchased pursuant to options granted shall not exceed 6,750 shares during any consecutive 12-month period.

On May 18, 2006, First American’s shareholders voted to approve First American’s 2006 Incentive Compensation Plan (the “Incentive Compensation Plan”), which was previously approved by the board of directors. The Stock Option Plan and the Director’s Plan were terminated and replaced by the Incentive Compensation Plan. Eligible participants in the Incentive Compensation Plan include First American’s directors and executive officers, as well as other employees. The Incentive Compensation Plan permits the grant of stock options, stock appreciation rights, restricted stock, RSUs, performance units, performance shares and other stock-based awards. Under the terms of the Incentive Compensation Plan, 4,700,000 First American common shares

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

can be awarded from authorized but unissued shares, subject to certain annual limits on the amounts that can be awarded based on the type of award granted. The Incentive Compensation Plan terminates 10 years from the effective date unless cancelled prior to that date by First American’s board of directors.

The following table presents the share-based compensation expense, associated with our employees directly attributable to our business, recognized for the three years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
	(in thousands)
Expense:
Stock options	$493	$479	$3,929
Restricted stock units	13,534	7,086	5,910
Employee stock purchase plan	536	724	979

	$14,563	$8,289	$10,818

The following table summarizes stock option activity related to First American’s plans related to our employees:

	Number outstanding	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic value
	(in thousands, except weighted-average exercise price)
Balance at December 31, 2008	1,412	$29.23
Exercised during 2009	(222)	$17.99
Forfeited during 2009	(63)	$36.34

Balance at December 31, 2009	1,127	$30.91	4.0	$6,135

Vested and expected to vest at December 31, 2009	1,124	$30.88	4.0	$6,135

Exercisable at December 31, 2009	1,033	$29.66	3.8	$6,135

As of December 31, 2009, there was $0.3 million of total unrecognized compensation cost related to nonvested stock options for our employees that is expected to be recognized over a weighted-average period of 1.0 years.

Total intrinsic value of options exercised for the years ended December 31, 2009, 2008 and 2007 was $2.9 million, $4.8 million and $25.1 million, respectively. This intrinsic value represents the difference between the fair market value of First American’s common stock on the date of exercise and the exercise price of each option.

As of December 31, 2009, there was $19.3 million of total unrecognized compensation cost related to nonvested RSUs that is expected to be recognized over a weighted-average period of 3.5 years. The fair value of RSUs is based on the market value of First American’s shares on the date of grant. The total fair value of shares vested and not distributed on December 31, 2009 is $0.9 million.

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The following table summarizes RSU activity related to First American’s plans for the year ended December 31, 2009 related to our employees:

	Shares	Weighted- average grant-date fair value
	(in thousands, except weighted- average grant-date fair value)
Nonvested RSUs outstanding at December 31, 2008	610	$36.56
Granted during 2009	746	$26.73
Vested during 2009	(181)	$35.43
Forfeited during 2009	(30)	$34.12

Nonvested RSUs outstanding at December 31, 2009	1,145	$30.40

NOTE 16. Commitments and Contingencies:

Lease Commitments

We lease certain office facilities, automobiles and equipment under operating leases, which, for the most part, are renewable. The majority of these leases also provide that we pay insurance and taxes.

Future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2009 are as follows:

Operating
(in thousands)
Year
2010	$96,573
2011	71,331
2012	50,611
2013	35,382
2014	21,454
Thereafter	28,481

$303,832

Total rental expense for all operating leases and month-to-month rentals was $157.9 million, $194.7 million and $194.7 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Other commitments and guarantees

We also guarantee the obligations of certain of our subsidiaries. These obligations are included in our combined balance sheets as of December 31, 2009 and 2008.

NOTE 17. Related Party Transactions:

During 2009, 2008 and 2007, we made cash dividend payments of $83.0 million, $10.0 million and $50.0 million, respectively, to First American, which were recorded as a reduction of invested equity on our combined balance sheets.

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

At December 31, 2009 and 2008, we held notes receivable from First American totaling $187.8 million and $192.9 million, respectively, with weighted average interest rates of 4.49% and 5.89%, respectively. The notes have maturity dates ranging from 2010 to 2020. Interest income earned on the notes receivable totaled $11.0 million, $8.9 million and $2.9 million for the three years ended December 31, 2009, 2008 and 2007, respectively.

At December 31, 2009, our federal savings bank subsidiary, First American Trust, FSB, held $20.1 million of interest and non-interest bearing demand deposits owned by the Information Solutions Company. These deposits are included in related party payable, net in the combined balance sheets. Interest expense on the deposits was immaterial for the year ended December 31, 2009. First American Trust, FSB did not hold any deposits owned by the Information Solutions Company during 2008 and 2007.

Additionally, we own three office buildings that are leased to the Information Solutions Company under the terms of formal lease agreements. Rental income associated with these properties totaled $8.5 million, $6.5 million and $6.1 million for the three years ended December 31, 2009, 2008 and 2007, respectively.

We are allocated corporate income and overhead expenses from First American for corporate-related functions based on an allocation methodology that considers the number of our domestic headcount, our total assets and total revenues or a combination of those drivers. General corporate overhead expense allocations include executive management, tax, accounting and auditing, legal and treasury services, payroll, human resources and certain employee benefits and marketing and communications. We were allocated $57.0 million, $65.5 million and $91.8 million of general net corporate expenses from First American for 2009, 2008 and 2007, respectively, which are included within the investment and other income, net realized investment losses, salaries and other personnel costs, other operating expenses, depreciation and amortization and interest expense line items in the accompanying combined statements of income.

Both we and First American consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly-traded company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. Following the separation, we will perform these functions using our own resources or purchased services. For an interim period, however, some of these functions will continue to be provided by First American under the transition services agreements. In addition to the transition services agreements, we will enter into a number of commercial agreements with First American in connection with the separation, many of which are expected to have terms longer than one year.

A portion of First American’s consolidated debt has been allocated to us based on amounts directly incurred for our benefit. Net interest expense has been allocated in the same proportions as debt. Both we and First American believe the allocation basis for debt and net interest expense is reasonable. However, these amounts may not be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company for the periods presented. See Note 10 Notes and Contracts Payable and Allocated Portion of First American Debt to the combined financial statements for further discussion of our long-term obligations.

During the years ended December 31, 2009, 2008 and 2007, we entered into transactions with affiliates of First American. The expenses associated with these transactions, which primarily relate to purchases of data,

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

other settlement services and offshoring totaled $46.4 million, $50.8 million and $60.4 million for the years ended December 31, 2009, 2008 and 2007, respectively, and are included in other operating expenses in our combined statements of income (loss).

Certain related party transactions are settled in cash and are reflected in related party receivable, net and related party payable, net in our combined balance sheets. The remaining related party transactions are settled by either non cash capital contributions from First American to us or non cash capital distributions from us to First American.

NOTE 18. Other Comprehensive Income (Loss):

Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

Components of other comprehensive income (loss) are as follows:

	Net unrealized gains (losses) on securities	Foreign currency translation adjustment	Pension benefit adjustment	Accumulated other comprehensive income (loss)
	(in thousands)
Balance at December 31, 2006	$(5,858)	$8,849	$(145,406)	$(142,415)
Pretax change	7,998	12,230	43,988	64,216
Tax effect	(1,826)	—	(15,394)	(17,220)

Balance at December 31, 2007	314	21,079	(116,812)	(95,419)
Pretax change	(107,715)	(47,796)	(77,243)	(232,754)
Tax effect	34,809	—	27,035	61,844

Balance at December 31, 2008	(72,592)	(26,717)	(167,020)	(266,329)

Pretax change	71,834	31,972	13,846	117,652
Pretax change in other-than-temporary impairments for which credit-related portion was recognized in earnings	15,651	—	—	15,651
Tax effect	(25,439)	—	7,000	(18,439)

Balance at December 31, 2009	$(10,546)	$5,255	$(146,174)	$(151,465)

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Components of other comprehensive income (loss) allocated to us and noncontrolling interests are as follows:

	Net unrealized gains (losses) on securities	Foreign currency translation adjustment	Pension benefit adjustment	Accumulated other comprehensive income (loss)
	(in thousands)
2009
Allocated to FinCo	$(10,475)	$9,158	$(146,174)	$(147,491)
Allocated to noncontrolling interests	(71)	(3,903)	—	(3,974)

Balance at December 31, 2009	$(10,546)	$5,255	$(146,174)	$(151,465)

2008
Allocated to FinCo	$(72,375)	$(22,060)	$(167,020)	$(261,455)
Allocated to noncontrolling interests	(217)	(4,657)	—	(4,874)

Balance at December 31, 2008	$(72,592)	$(26,717)	$(167,020)	$(266,329)

2007
Allocated to FinCo	$259	$21,256	$(116,812)	$(95,297)
Allocated to noncontrolling interests	55	(177)	—	(122)

Balance at December 31, 2007	$314	$21,079	$(116,812)	$(95,419)

The change in net unrealized gains on securities includes reclassification adjustments of $16.0 million, $0.7 million and $2.2 million of net realized gains on debt and equity securities for the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE 19. Litigation and Regulatory Contingencies:

Our subsidiaries have been named in various lawsuits, most of which relate to their title insurance operations. In cases where it has been determined that a loss is both probable and reasonably estimable, a liability representing the best estimate of our financial exposure based on known facts has been recorded. In accordance with accounting guidance, we maintained a reserve for these lawsuits totaling $18.1 million at December 31, 2009. Actual losses may materially differ from the amounts recorded. We do not believe that the ultimate resolution of these cases, either individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.

Our title insurance, property and casualty insurance, home warranty, thrift, trust and investment advisory businesses are regulated by various federal, state and local governmental agencies. Many of our other businesses operate within statutory guidelines. Consequently, we may from time to time be subject to audit or investigation by such governmental agencies. Currently, governmental agencies are auditing or investigating certain of our financial services operations. These audits or investigations include inquiries into, among other matters, pricing and rate setting practices in the title insurance industry, competition in the title insurance industry and title insurance customer acquisition and retention practices. With respect to matters where we have determined that a loss is both probable and reasonably estimable, we have recorded a liability representing our best estimate of the financial exposure based on known facts. In accordance with accounting guidance, we maintained a reserve for these matters totaling $2.0 million at December 31, 2009. While the ultimate disposition of each such audit or investigation is not yet determinable, we do not believe that individually or in the aggregate, they will have a

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

material adverse effect on our financial condition, results of operations or cash flows. These audits or investigations could result in changes to business practices which could ultimately have a material adverse impact on our financial condition, results of operations or cash flows.

Our subsidiaries also are involved in numerous ongoing routine legal and regulatory proceedings related to their operations. While the ultimate disposition of each proceeding is not determinable, the ultimate resolution of any of such proceedings, individually or in the aggregate, could have a material adverse effect on our financial condition, results of operations or cash flows in the period of disposition.

NOTE 20. Business Combinations:

During the year ended December 31, 2009, we completed three acquisitions. These acquisitions were not material, individually or in the aggregate. These three acquisitions have been included in our title insurance segment. The aggregate purchase price for these acquisitions was $1.2 million in cash and $0.1 million in notes payable. The purchase price of each acquisition was allocated to the assets acquired and liabilities assumed using a variety of valuation techniques including discounted cash flow analysis.

In addition to the acquisitions discussed above, during the year ended December 31, 2009, we purchased the remaining noncontrolling interests in six companies already included in our combined financial statements. The total purchase price of these transactions was $62.5 million in cash and $8.6 million in notes payable.

During the year ended December 31, 2008, we completed two acquisitions. These acquisitions were not material, individually or in the aggregate. These two acquisitions have been included in our title insurance segment. The aggregate purchase price for these acquisitions was $3.4 million in cash and $2.5 million in notes payable. The purchase price of each acquisition was allocated to the assets acquired and liabilities assumed using a variety of valuation techniques including discounted cash flow analysis. As a result of the two acquisitions we recorded approximately $9.2 million of goodwill.

In addition to the acquisitions discussed above, during the year ended December 31, 2008, we purchased the remaining noncontrolling interests in three companies already included in our combined financial statements. The total purchase price of these transactions was $34.0 million in cash. As a result of the three transactions, we recorded approximately $5.2 million of goodwill.

NOTE 21. Segment Financial Information:

We consist primarily of First American’s title insurance and services segment and its specialty insurance segment. We consist of the following reportable segments and a corporate function:

•

Our title insurance and services segment issues title insurance policies on residential and commercial property in the United States and offers similar products and services internationally. This segment also provides escrow and closing services, accommodates tax-deferred exchanges of real estate and provides investment advisory, trust, lending and deposit services. This segment is also in the business of maintaining, managing and providing access to automated title plant records and images that may be owned by us or other parties. We, through our principal title insurance subsidiary and such subsidiary’s affiliates, transact our title insurance business through a network of direct operations and agents. Through this network, we issue policies in the 49 states that permit the issuance of title insurance policies and the District of Columbia. In Iowa, we provide title abstracts only because title insurance is

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

not permitted by law. We also offer title insurance and similar products, as well as related services, either directly or through joint ventures in foreign countries, including Canada, the United Kingdom and various other established and emerging markets. The international operations account for an immaterial amount of our income before income taxes.

•

Our specialty insurance segment issues property and casualty insurance policies and sells home warranty products. The property and casualty insurance business provides insurance coverage to residential homeowners and renters for liability losses and typical hazards such as fire, theft, vandalism and other types of property damage. This business is licensed to issue policies in all 50 states and actively issues policies in 43 states. In its largest market, California, it also offers preferred risk auto insurance to better compete with other carriers offering bundled home and auto insurance. The home warranty business provides residential service contracts that cover residential systems and appliances against failures that occur as the result of normal usage during the coverage period. This business currently operates in 34 states and the District of Columbia.

The corporate division consists of certain financing facilities as well as the corporate services that support our business operations.

Selected financial information about our operations by segment for each of the past three years is as follows:

	Revenues	Depreciation and amortization	Equity in earnings of affiliates	Income (loss) before income taxes	Assets	Investment in affiliates	Capital expenditures
	(in thousands)
2009
Title Insurance and Services	$3,768,192	$74,289	$10,577	$229,172	$4,824,581	$228,735	$34,318
Specialty Insurance	277,539	4,275	—	31,490	498,740	—	7,503
Corporate	1,103	3,911	300	(56,317)	206,960	—	483

	$4,046,834	$82,475	$10,877	$204,345	$5,530,281	$228,735	$42,304

2008
Title Insurance and Services	$4,072,217	$86,900	$(2,619)	$(71,185)	$5,003,657	$200,680	$81,276
Specialty Insurance	297,817	3,329	—	20,722	467,478	—	7,344
Corporate	(2,309)	5,013	(23)	(65,452)	249,622	—	10

	$4,367,725	$95,242	$(2,642)	$(115,915)	$5,720,757	$200,680	$88,630

2007
Title Insurance and Services	$5,753,072	$88,511	$9,462	$(159,785)	$4,695,462	$182,075	$116,584
Specialty Insurance	323,441	2,190	—	42,757	551,802	—	7,355
Corporate	(381)	4,115	(300)	(91,805)	107,267	—	4,787

	$6,076,132	$94,816	$9,162	$(208,833)	$5,354,531	$182,075	$128,726

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Operating revenues from external customers separated between domestic and foreign operations and by segment for each of the three years ending December 31, 2009, 2008 and 2007 is as follows:

	2009		2008		2007
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	(in thousands)
Title Insurance and Services	$3,381,795	$287,190	$3,625,336	$373,143	$5,150,879	$430,801
Specialty Insurance	269,631	—	286,321	—	302,822	—

	$3,651,426	$287,190	$3,911,657	$373,143	$5,453,701	$430,801

Long-lived assets separated between domestic and foreign operations and by segment as of December 31, 2009, 2008 and 2007 are as follows:

	December 31
	2009		2008		2007
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign

Title Insurance and Services	$1,955,317	$209,801	$2,081,318	$114,020	$1,997,998	$145,210
Specialty Insurance	160,599	—	166,736	—	170,924	—

	$2,115,916	$209,801	$2,248,054	$114,020	$2,168,922	$145,210

NOTE 22. Subsequent Events:

Subsequent events have been reviewed through March 22, 2010, the date of issuance of these combined financial statements. There were no other material subsequent events requiring adjustment to or disclosure in our combined financial statements.

On March 5, 2010, Bank of America, N.A. filed a complaint in the North Carolina General Court of Justice, Superior Court Division against United General Title Insurance Company and First American Title Insurance Company. The plaintiff alleges that the defendants failed to pay or failed to timely respond to certain claims made on title insurance policies issued in connection with home equity loans or lines of credit that are now in default. According to the complaint, Fiserv Solutions, Inc., as agent for the defendants, was authorized to issue certificates evidencing that a given loan was insured. The complaint also indicates that plaintiff was required to satisfy certain criteria before title would be insured. This involved (a) reviewing borrower statements to the lender when applying for the loan, (b) reviewing the borrower’s credit report and (c) addressing secured mortgages appearing on the credit report which did not appear on the borrower’s loan application. The plaintiff alleges that the failure to pay or timely respond to the subject claims was done in bad faith and constitutes a breach of the title insurance policies issued to the plaintiff. The plaintiff is seeking monetary damages, punitive damages where permitted, treble damages where permitted, attorneys fees and costs where permitted, declaratory judgment and pre-judgment and post-judgment interest. We are in the process of assessing this complaint and while it is not feasible to predict with certainty the outcome, the ultimate resolution could have a material adverse effect on our financial condition, results of operations or cash flows in the period of disposition.

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

NOTE 23. Subsequent Events (unaudited):

For the reissuance of these combined financial statements, we have evaluated subsequent events through April 30, 2010. There were no other material subsequent events requiring adjustment to or disclosure in our combined financial statements.

On April 1, 2010, we filed an answer to Bank of America’s complaint and filed a third party complaint within the same litigation against Fiserv Solutions, Inc. (“Fiserv”) for breach of contract, indemnification and other matters. Our agreement with Fiserv required Fiserv, among other things, to ensure that our policies were issued in accordance with prudent practices, to refrain from issuing our policies unless it had determined the product could be properly issued in accordance with our standards and to provide reasonable assistance in claims handling. The agreement also required Fiserv to indemnify us for certain losses, including losses resulting from Fiserv’s failure to comply with its agreement with us or with our instructions or from its negligence or misconduct. While it is not feasible at this time to predict with certainty the outcome, the ultimate resolution could have a material adverse effect on our financial condition, results of operations or cash flows in the period of disposition.

On April 12, 2010, we entered into a credit agreement with JPMorgan Chase Bank, N.A. in its capacity as administrative agent and a syndicate of lenders. The proceeds of the extensions of credit under the credit agreement may be used for general corporate purposes, including repayment of certain debt retained by us in connection with the separation.

The credit agreement is comprised of a $400.0 million revolving credit facility. The revolving loan commitments are scheduled to terminate on the third anniversary of the date of closing. The closing is expected to occur immediately following the consummation of the separation.

Our obligations under the facility will be guaranteed by our Data Trace and Data Tree companies, their parent entities (other than First American Title Insurance Company (“FATICO”)) and their subsidiaries (collectively, the “Guarantors”).

To secure our obligations and the obligations of the Guarantors (collectively, the “Loan Parties”) under the credit agreement, all of the equity interests in each Data Trace and Data Tree company and 9% of the equity interests in FATICO will be pledged.

If at any time our rating by Moody’s or S&P of the senior, unsecured, long-term indebtedness for borrowed money that is not guaranteed by any other person or subject to any other credit enhancement is rated lower than Baa3 or BBB-, respectively, or is not rated by either such rating agency, then the loan commitments are subject to mandatory reduction from (i) 50% of the net proceeds of certain equity issuances by any Loan Party, (ii) 50% of the net proceeds of certain debt incurred or issued by any Loan Party, (iii) 25% of the net proceeds received by any Loan Party from the disposition of First American stock received in connection with the separation and (iv) the net proceeds received by any Loan Party from certain dispositions of assets, provided that the commitment reductions described above are only required to the extent necessary to reduce the total loan commitments to $200.0 million. In addition, we are only required to prepay loans as described above to the extent that, after giving effect to any mandatory commitment reduction, the aggregate principal amount of all outstanding loans exceeds the total loan commitments.

The terms of the credit agreement also include customary representations and warranties, as well as reporting covenants, affirmative covenants, negative covenants, financial covenants and events of default customary for financings of this type.

SCHEDULE I

1 OF 1

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

SUMMARY OF INVESTMENTS—OTHER THAN INVESTMENTS IN RELATED PARTIES

(in thousands)

December 31, 2009

Column A	Column B	Column C		Column D
Type of investment	Cost	Market value		Amount at which shown in the balance sheet
Deposits with savings and loan associations and banks:
Combined	$123,774	$123,774		$123,774

Debt securities:
U.S. Treasury bonds
Combined	$72,316	$73,853		$73,853

Municipal bonds
Combined	$132,965	$134,956		$134,956

Foreign bonds
Combined	$150,105	$151,908		$151,908

Governmental agency bonds
Combined	$326,787	$326,774		$326,774

Governmental agency mortgage-backed and asset-backed securities
Combined	$997,293	$1,005,142		$1,005,142

Non-agency mortgage-backed and asset-backed securities
Combined	$94,454	$59,201		$59,201

Corporate debt securities
Combined	$86,911	$86,885		$86,885

Total debt securities:
Combined	$1,860,831	$1,838,719		$1,838,719

Equity securities:
Combined	$48,141	$51,020		$51,020

Other long-term investments:
Combined	$275,275	$275,275	(1)	$275,275

Related party notes receivable:
Combined	$187,825	$187,094		$187,825

Total investments:
Combined	$2,495,846	$2,475,882		$2,476,613

(1)	As other long-term investments are not publicly -traded, reasonable estimate of the fair values could not be made without incurring excessive costs.

SCHEDULE III

1 OF 2

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

SUPPLEMENTARY INSURANCE INFORMATION

(in thousands)

BALANCE SHEET CAPTIONS

Column A	Column B	Column C	Column D
Segment	Deferred policy acquisition costs	Claims reserves	Deferred revenues
2009
Title Insurance and Services	$—	$1,188,552	$7,216
Specialty Insurance	22,526	39,205	137,540

Total	$22,526	$1,227,757	$144,756

2008
Title Insurance and Services	$—	$1,282,471	$9,248
Specialty Insurance	24,879	43,811	138,825

Total	$24,879	$1,326,282	$148,073

SCHEDULE III

2 OF 2

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

SUPPLEMENTARY INSURANCE INFORMATION

(in thousands)

INCOME STATEMENT CAPTIONS

Column A	Column F	Column G	Column H	Column I	Column J	Column K
Segment	Operating revenues	Net investment income	Loss provision	Amortization of deferred policy acquisition costs	Other operating expenses	Net premiums written
2009
Title Insurance and Services	$3,668,985	$99,207	$205,819	$—	$832,910	$—
Specialty Insurance	269,631	7,908	140,895	2,353	41,601	102,233
Corporate	—	1,103	—	—	26,728	—

Total	$3,938,616	$108,218	$346,714	$2,353	$901,239	$102,233

2008
Title Insurance and Services	$3,998,479	$73,738	$343,559	$—	$964,010	$—
Specialty Insurance	286,321	11,496	166,004	1,145	46,840	110,847
Corporate	—	(2,309)	—	—	31,777	—

Total	$4,284,800	$82,925	$509,563	$1,145	$1,042,627	$110,847

2007
Title Insurance and Services	$5,581,680	$171,392	$710,663	$—	$1,178,637	$—
Specialty Insurance	302,822	20,619	165,192	1,032	47,934	117,649
Corporate	—	(381)	—	—	44,971	—

Total	$5,884,502	$191,630	$875,855	$1,032	$1,271,542	$117,649

SCHEDULE IV

1 OF 1

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

REINSURANCE

(in thousands, except percentages)

Segment	Insurance operating revenues before reinsurance	Ceded to other companies	Assumed from other companies	Insurance operating revenues	Percentage of amount assumed to operating revenues
Title Insurance
2009	$3,665,751	$5,721	$8,955	$3,668,985	0.2%

2008	$3,994,291	$9,356	$13,544	$3,998,479	0.3%

2007	$5,569,749	$11,792	$23,723	$5,581,680	0.4%

Specialty Insurance
2009	$114,094	$7,832	$—	$106,262	0.0%

2008	$122,118	$7,341	$—	$114,777	0.0%

2007	$129,179	$8,558	$—	$120,621	0.0%

SCHEDULE V

1 OF 3

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

Year Ended December 31, 2009

Column A	Column B	Column C		Column D		Column E
Description	Balance at beginning of period	Additions		Deductions from reserve		Balance at end of period
		Charged to costs and expenses	Charged to other accounts
Reserve deducted from accounts receivable:
Combined	$43,695	$20,377		$28,477	(A)	$35,595

Reserve for title losses and other claims:
Combined	$1,326,282	$346,714	$6,948	$452,187	(B)	$1,227,757

Reserve deducted from loans receivable:
Combined	$1,600	$471				$2,071

Reserve deducted from assets acquired in connection with claim settlements:
Combined	$1,604	$181		$1,009	(C)	$776

Reserve deducted from other assets:
Combined	$15,817	$792		$9,930		$6,679

Reserve deducted from deferred income taxes:
Combined	$19,922	$7,123				$27,045

Note A—Amount represents accounts written off, net of recoveries.

Note B—Amount represents claim payments, net of recoveries.

Note C—Amount represents elimination of reserve in connection with disposition and/or revaluation of the related asset.

SCHEDULE V

2 OF 3

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

Year Ended December 31, 2008

Column A	Column B	Column C		Column D		Column E
Description	Balance at beginning of period	Additions		Deductions from reserve		Balance at end of period
		Charged to costs and expenses	Charged to other accounts
Reserve deducted from accounts receivable:
Combined	$36,249	$27,012		$19,566	(A)	$43,695

Reserve for title losses and other claims:
Combined	$1,332,337	$509,563	$(33,466)	$482,152	(B)	$1,326,282

Reserve deducted from loans receivable:
Combined	$1,488	$112				$1,600

Reserve deducted from assets acquired in connection with claim settlements:
Combined	$1,316	$572		$284	(C)	$1,604

Reserve deducted from other assets:
Combined	$11,628	$4,189		$—		$15,817

Reserve deducted from deferred income taxes:
Combined	$5,311	$14,611				$19,922

Note A—Amount represents accounts written off, net of recoveries.

Note B—Amount represents claim payments, net of recoveries.

Note C—Amount represents elimination of reserve in connection with disposition and/or revaluation of the related asset.

SCHEDULE V

3 OF 3

FIRST AMERICAN FINANCIAL CORPORATION

THE FINANCIAL SERVICES BUSINESSES OF THE FIRST AMERICAN CORPORATION

VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

Year Ended December 31, 2007

Column A	Column B	Column C		Column D		Column E
Description	Balance at beginning of period	Additions		Deductions from reserve		Balance at end of period
		Charged to costs and expenses	Charged to other accounts
Reserve deducted from accounts receivable:
Combined	$37,879	$28,649		$30,279	(A)	$36,249

Reserve for title losses and other claims:
Combined	$909,713	$875,855	$14,428	$467,659	(B)	$1,332,337

Reserve deducted from loans receivable:
Combined	$1,440	$48				$1,488

Reserve deducted from assets acquired in connection with claim settlements:
Combined	$1,280	$6,635		$6,599	(C)	$1,316

Reserve deducted from other assets:
Combined	$3,153	$8,475		$—		$11,628

Reserve deducted from deferred income taxes:
Combined	$245	$5,066				$5,311

Note A—Amount represents accounts written off, net of recoveries.

Note B—Amount represents claim payments, net of recoveries.

Note C—Amount represents elimination of reserve in connection with disposition and/or revaluation of the related asset.

Appendix A

[Letterhead of Duff & Phelps, LLC]

FORM OF OPINION

[—], 2010

Board of Directors

The First American Corporation

1 First American Way

Santa Ana, California 92707

Dear Directors:

You have retained Duff & Phelps, LLC (“Duff & Phelps”) as financial advisor to the Board of Directors to provide an opinion (the “Opinion”) as to the solvency and adequacy of capital of The First American Corporation (the “Company”) in connection with a proposed transaction as described below (the “Proposed Transaction”).

It is our understanding that the Proposed Transaction involves a spin-off of the Company’s financial services businesses by way of a tax-free stock distribution (the “Distribution”) to holders of the Company’s common stock, on a pro rata basis, of all of the capital stock of First American Financial Corporation.

The Company has requested that we determine whether, after giving effect to the consummation of the Proposed Transaction (certain terms used herein are defined in Appendix A to this letter and, for the purposes of this letter, shall only have the meanings set forth in Appendix A):

1.	The fair saleable value of the Company’s assets exceeds the value of its liabilities, including all contingent and other liabilities;

2.	The Company will not have an unreasonably small amount of capital for the businesses in which it is engaged or in which management has indicated it intends to engage; and

3.	The Company will be able to pay its liabilities, including all contingent and other liabilities, as they become due.

In addition, you have asked Duff & Phelps to determine whether, as of the date of declaration of the Distribution, relying on the financial statements of the Company and determining the value of the assets and liabilities of the Company and the property distributed based on the value of such assets, liabilities and property as reflected on the financial statements of the Company in accordance with generally accepted accounting principles, the Company meets or will meet (as applicable) the requirements set forth within Sections 500 and 501 of the California Corporations Code. For the sake of clarity, the determinations referred to in this paragraph represent financial opinions only. Duff & Phelps has not made any determination nor provided any opinion with respect to any legal matters.

Scope of Analysis

Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of our Opinion included, but were not limited to, the items summarized below.

1.	Reviewed the following documents:

a.	The Company’s annual reports on Form 10-K, as filed with the United States Securities and Exchange Commission (“SEC”), for the fiscal years ended December 31, 2008 and 2009;

Board of Directors The First American Corporation [—], 2010 Page 2

b.	The Company’s quarterly report on SEC Form 10-Q for the three-month period ended March 31, 2010;

c.	The annual report on SEC Form 10-K for First Advantage Corporation for the fiscal year ended December 31, 2008;

d.	The quarterly report on SEC Form 10-Q for First Advantage Corporation for the three-month period ended September 30, 2009;

e.	The Registration Statement on SEC Form 10 for First American Financial Corporation, as filed on December 14, 2009, and as amended thereafter;

f.	Unaudited pro forma condensed consolidated financial statements for the Company, giving effect to the Proposed Transaction, as of and for the periods ended December 31, 2007 through 2009, and as of and for the three months ended March 31, 2010;

g.	Pro forma financial projections for the Company, giving effect to the Proposed Transaction, for the five fiscal years ended December 31, 2010 through 2014 (the “Financial Projections”);

h.	Corelogic Strategic Overview presentation, dated February 23, 2010;

i.	Corelogic, Inc. Investor Day presentation, dated May 11, 2010;

j.	Various additional lender and rating agency presentations prepared by management of the Company;

k.	The Third Amended and Restated Credit Agreement, dated as of April 12, 2010, between the Company, various lender parties, and JPMorgan Chase Bank, N.A., as administrative agent thereunder; and

l.	Form of Separation and Distribution Agreement by and between the Company and First American Financial Corporation.

2.	Discussed with senior management of the Company the history, current operations, and probable future outlook of the Company and the operating and financing plans for the Company, as well as the Financial Projections (including the underlying assumptions), pro forma schedule of assets and liabilities, and other internal documents provided to us by management of the Company that are referred to above;

3.	Received information from certain officers of the Company who have responsibility for financial and accounting matters that all material contingent liabilities of the Company required to be accrued or disclosed by SFAS No. 5 are disclosed in the Company’s audited financial statements and notes thereto for the year ended December 31, 2009;

4.	Received information from certain officers of the Company who have responsibility for legal affairs of the Company to the effect that, to the best of their knowledge, there is no litigation to which the Company is currently a party nor any claims or causes of action that are probable of legal assertion against the Company and that would be reasonably likely to have a material adverse effect on the assets, financial condition, business or prospects of the Company on a consolidated basis;

5.	Reviewed certain other relevant, publicly available information, including economic, industry, and investment information, and trends with respect to the industry in which the Company operates;

FORM OF OPINION

Board of Directors The First American Corporation [—], 2010 Page 3

6.	Performed certain valuation analyses using generally accepted valuation and analytical techniques including discounted cash flow analysis, an analysis of selected public companies, and an analysis of selected transactions;

7.	Compiled and reviewed financial projections, including cash flow forecasts over the term of the Company’s debt financing, based on management’s financial projections for the Company, statements by management as to its plans and intentions, our investigation and understanding of the business, and such other information as we deemed appropriate;

8.	Performed sensitivity analyses on the financial projections referenced above, using financial assumptions that we believe, with management’s consent, represented reasonable downside scenarios; and

9.	Reviewed such other documents, investment and financial studies, and conducted other analyses deemed appropriate by Duff & Phelps.

Assumptions, Qualifications and Limiting Conditions

In preparing its forecasts, performing its analysis and rendering its Opinion with respect to the Proposed Transaction, Duff & Phelps:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not attempt to independently verify such information;

2.	Assumed that any estimates, evaluations and projections furnished to Duff & Phelps were reasonably prepared and based upon the last currently available information and good faith judgment of the person furnishing the same;

3.	Assumed that there has been no material adverse change in the assets, financial condition, business, or prospects of the Company (after giving effect to the Proposed Transaction) since the date of the most recent financial statements and other information made available to us;

4.	Assumed that the final versions of all documents reviewed by us in draft form conform in all material respects to the drafts reviewed;

5.	Assumed that information supplied and representations made by Company management are substantially accurate regarding the Company and the Proposed Transaction; and

6.	Assumed good title to the assets of the Company and made no inspection of those assets for the purpose of determining the value of such assets, both of which we expressly disclaim responsibility for in connection with the rendering of this Opinion.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based proves to be untrue in any material respect, this Opinion cannot and should not be relied upon.

In our analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

FORM OF OPINION

Board of Directors The First American Corporation [—], 2010 Page 4

Duff & Phelps has prepared this Opinion effective as of the date hereof. The Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of such date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

The Opinion is solely that of Duff & Phelps. Our liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company dated March 5, 2010 (the “Engagement Letter”). This letter is intended to be relied on only by the Company and its Board of Directors. This Opinion may be included in its entirety in any document required by law or regulation to be filed with the Securities and Exchange Commission in connection with the Proposed Transaction, and you may summarize or otherwise reference the existence of this Opinion in such documents, provided that any such summary or reference language shall be subject to the prior written approval by Duff & Phelps. Except as described above, without our prior consent, this Opinion may not be quoted from or referred to, in whole or in part, in any written document or used for any other purpose.

Duff & Phelps has acted as financial advisor to the Board of Directors of the Company, and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in the Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter between the Company and Duff & Phelps, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ informing the Board of Directors of the Company that it is prepared to deliver its Opinion. During the two years preceding the date of this Opinion, Duff & Phelps has provided certain financial advisory and valuation services to the Company and its affiliates. In addition to its engagement to provide this Opinion, Duff & Phelps: (1) is currently engaged to provide further financial advisory and valuation services, and (2) contemplates that it may be engaged to perform such services in the future for the Company, First American Financial Corporation, and their respective affiliates. Duff & Phelps has received, and expects to receive, customary compensation for providing the aforementioned services.

Conclusion

Based on all factors we regard as relevant and assuming the accuracy and completeness of the information provided to us and assuming the substantial continuity of current economic, competitive, and financial conditions, it is our Opinion that:

1.	As of the date hereof and after giving effect to the consummation of the Proposed Transaction:

a.	The fair saleable value of the Company’s assets exceeds the value of its liabilities, including all contingent and other liabilities;

b.	The Company will not have an unreasonably small amount of capital for the businesses in which it is engaged or in which management has indicated it intends to engage; and

c.	The Company will be able to pay its liabilities, including all contingent and other liabilities, as they become due.

2.	As of the date of declaration of the Distribution, relying on the financial statements of the Company and determining the value of the assets and liabilities of the Company and the property distributed based on the value of such assets, liabilities and property as reflected on the financial statements of the Company in accordance with generally accepted accounting principles, the Company met the requirements set forth within Sections 500 and 501 of the California Corporations Code.

FORM OF OPINION

Board of Directors The First American Corporation [—], 2010 Page 5

This Opinion has been approved by the internal opinion committee of Duff & Phelps.

Respectfully submitted,

FORM OF OPINION

DUFF & PHELPS, LLC

FORM OF OPINION

Board of Directors The First American Corporation [—], 2010 Page 6

APPENDIX A

DEFINITIONS OF TERMS USED IN THIS LETTER

“Fair saleable value” This term means the aggregate amount of net consideration (as of the date of our Opinion and giving effect to reasonable and customary costs of sale or taxes, where the probable amount of any such taxes is identified to us by the Company) that could be expected to be realized from an interested purchaser by a seller, in an arm’s length transaction under present conditions in a current market for the sale of assets of a comparable business enterprise, where both parties are aware of all relevant facts and neither party is under any compulsion to act, where such seller is interested in disposing of the entire operation as a going concern, presuming the business will be continued, except as disclosed to us by the Company, in its present form and character, and with reasonable promptness, not to exceed one year.

“Liabilities, including all contingent and other liabilities” These terms have the meanings that are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors. “Contingent and other liabilities” means the contingent and other liabilities as either publicly disclosed, set forth in written materials delivered to Duff & Phelps by the Company or identified to us by officers or representatives of the Company.

“Not have an unreasonably small amount of capital for the businesses in which it is engaged or in which management has indicated it intends to engage” and “able to pay its liabilities (including contingent liabilities), as they become due.” These phrases mean that the Company will be able to generate enough cash from operations, asset dispositions, refinancing, or a combination thereof, to meet its obligations (including all contingent and other liabilities) as they become due.

Duff & Phelps makes no representation as to the legal sufficiency for any purpose of the above definitions. Such definitions are used solely for setting forth the scope of the Opinion.

FORM OF OPINION